

CYBERSECURITY
PARTNER OF CHOICE



2024
ANNUAL REPORT &
PROXY STATEMENT

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS



WHAT WE DO

Palo Alto Networks is the global cybersecurity leader, committed to making each day safer than the one before with industry-leading, AI-powered solutions in network security, cloud security and security operations. Powered by Precision AI™, our technologies deliver precise threat detection and swift response, minimizing false positives and enhancing security effectiveness. Our Platformization approach integrates diverse security solutions into a unified, scalable platform, streamlining management and providing operational efficiencies with comprehensive protection.

OUR VISION

Our vision is a world where each day is safer and more secure than the one before

Cybersecurity consolidation is the future. And we're already there.

Letter from our Chair



> "The rollout of our new Secure AI by Design portfolio has begun. Our solutions, powered by Precision AI™, are your ultimate defense in an AI-first world."

Dear Fellow Shareholders:

I have never been more excited about the future of our company and our industry. As I have expressed in this letter over the past several years, I am incredibly proud of the work Palo Alto Networks and its employees have done with our customers and partners to achieve our vision - *a world where each day is safer and more secure than the one before.*

FISCAL 2024 ACHIEVEMENTS

I am pleased to report that fiscal 2024 was another year of strong financial performance by Palo Alto Networks. Our revenue of $8.03 billion (a 16% year-over-year increase), Next-Generation Security ("NGS") annual recurring revenue ("ARR") of $4.22 billion (a 43% year-over-year increase) and remaining performance obligations ("RPO") of $12.7 billion (a 20% year-over-year increase) demonstrate that our strategy is deeply resonating with customers. At the heart of this performance is the continued broad adoption of our three platforms: Network Security, Cloud Security and Security Operations. In Network Security, we continued to see our firewall-as-a-platform billings grow in a healthy manner, up 17% in fiscal year 2024, driven by growth in our SASE and software firewall offerings. Our Cloud Security platform maintained momentum to become the first pure-play cybersecurity cloud security business to achieve $700 million in ARR[1]. In Security Operations, we saw our Cortex® platform exceed $900 million in ARR, and firmly established Cortex XSIAM® as the transformation platform for security operations. In fiscal 2024, Cortex XSIAM achieved approximately $500 million in bookings, up more than 2x versus fiscal 2023.

None of these accomplishments are possible without the dedication and engagement of our over 15,000 employees, located all over the world. We believe our ongoing success depends on our employees. We continue to prioritize an employee-centric people strategy grounded on core tenets of personalization, fairness and equity, and choice that are built upon our core values of disruption, execution, collaboration, inclusion, and integrity. We are proud of the workplace recognitions that the company received in fiscal 2024, including Newsweek's "Global Most Loved Workplaces", Comparably's "Best Company Culture" and "Best Company for Women" and Disability Equality Index's "Best Places to Work for People with Disabilities."

LOOKING AHEAD

As we look to fiscal 2025 and beyond, Palo Alto Networks continues to build on its strong foundation of transformative innovation, financial performance and profitable growth. Our customers' buy-in and our leadership positions across cybersecurity gives me conviction that this is the time for us to invest in our long-term growth. In fiscal 2024, we embarked on an ambitious plan to accelerate Platformization - our strategy to accelerate customer adoption of our platforms across our portfolio. While there is more work to be done, I am pleased with the early momentum that we achieved with our Platformization strategy in fiscal 2024, and we expect this strategy to be a driving force toward our goal of $15 billion in NGS ARR in 2030.

Achievement of our aspirations cannot be done without talking about artificial intelligence ("AI"). In 2024, we witnessed the acceleration of our efforts to innovate with the arrival of generative AI, the continued momentum of Cortex XSIAM and the introduction of our Secure AI by Design product offerings — AI Access Security ("AI Access"), AI security posture management ("AI-SPM") and AI Runtime Security ("AI Runtime"), as well as our Precision AI™ security bundle. We introduced AI Access to enable organizations' workforces to use AI tools with confidence, giving security teams full visibility, robust controls, data protection and proactive threat prevention measures. With AI-SPM, we are securing our customers' AI ecosystem by identifying vulnerabilities and prioritizing misconfigurations in models, applications and resources. And with AI Runtime, we are helping organizations to confidently build AI-powered applications by securing their entire AI application ecosystem, protecting against runtime threats. I personally believe AI is going to be one of the biggest inflection points in technology in over a decade and likely, more importantly, to significantly increase the total addressable market in cybersecurity. Our heritage of innovation – and our instinct to always have an eye on the frontier of technological innovation – prepares us to harness the power of a new generation of AI capabilities. We look forward to more opportunities ahead as we remain committed to the long-term interests of our shareholders and a broad range of stakeholders critical to our success, including employees, customers, the communities we operate in, and our partners and suppliers.

---

[1] Cloud Security ARR represents annual recurring revenue for Prisma Cloud and VM-Series consumed in the public cloud.

OUR ANNUAL MEETING

As in the past, this year's Proxy Statement is constructed to maximize clarity and understanding about the company's strategies, successes and challenges. Several of our key initiatives are worth prefacing here.

Shareholder Engagement. We remain guided by, and appreciative of, the perspectives of our shareholders as expressed through their engagement with us. Due, in part, to the disappointing "Say-on-Pay" vote result at our 2023 annual meeting, we redoubled our efforts and engaged in discussions with shareholders holding approximately 55% of our outstanding shares as of June 30, 2024. We conversed with you on a wide variety of topics, including executive compensation, business strategy, risk management oversight, sustainability, inclusion and diversity, and corporate governance. We understand the importance of having a true dialogue with our investors, and we are committed to meaningful outreach and discussion with our shareholders in the coming year.

Executive Compensation. We remain committed to an executive compensation program that is truly pay-for-performance. For fiscal 2024, 100% of our named executive officers' equity compensation awards were performance-based, with different performance targets than the cash incentive plan awards, and over 97% of my compensation and, on average, approximately 94% of our other named executive officers' compensation was performance-based. Understanding that you were not completely satisfied with our executive compensation program in fiscal 2024, our Compensation and People Committee made a number of important changes to our executive compensation programs for fiscal 2025, particularly to the equity compensation program, which we believe address the core concerns raised by you. In the pages that follow, our Lead Independent Director, John Donovan, and our Compensation and People Committee describe these changes to you in detail.

Our Commitment to Responsible Business Practices. We recognize our responsibilities to provide safety, security and sustainability to our workforce, suppliers, communities and environment. Elsewhere in this Proxy Statement, we discuss our efforts throughout fiscal 2024 to reduce our impacts on climate change, to invest in our people and our communities, and to operate with integrity in all we do. Your Board and executive leadership team take seriously their duty to oversee these environmental, social and governance strategies and are proud of our progress to date.

You are cordially invited to attend the 2024 Annual Meeting of Shareholders of Palo Alto Networks, Inc. to be held on Tuesday, December 10, 2024 at 11:00 A.M., Pacific Time.

This year's annual meeting will be a virtual meeting conducted via a live webcast. You will be able to listen to the annual meeting, submit your questions, and vote during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/PANW2024 and entering the 16-digit control number included in our Notice of Internet Availability of Proxy Materials, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for further instructions.

On behalf of our Board, we thank you for your investment in Palo Alto Networks and for your continued trust. We look forward to the annual meeting on December 10, 2024.

Thank you,



Nikesh Arora
Chair and Chief Executive Officer



Network Security

STRATA | PRISMA SASE

Best-in-class security delivered across hardware, software and SASE



Cloud Security

PRISMA CLOUD

Comprehensive platform to secure everything that runs in the cloud



Security Operations

CORTEX

A new approach to SOC with fully integrated data, analytics and automation, wrapped with strategic services capability

For important information regarding our use of forward-looking statements, please see page 8 of this proxy statement.

Letter from our Lead Independent Director



> *"The Board recognizes that we are leading this company for our shareholders' benefit. Thank you for the trust you place in us and the opportunity to serve you and our company as directors."*

Dear Fellow Shareholders:

As the lead independent director of the Palo Alto Networks Board of Directors, I wanted to write to you separately this year to cover topics of interest to you as shareholders. As always, the Board's primary responsibility was to oversee the company's efforts to deliver meaningful and sustainable value to our shareholders.

FISCAL 2024 HIGHLIGHTS

The company had another successful year, both financially and technologically. Through the dedicated efforts of our executive team and employees, we achieved record financial results, as discussed in our Chair's letter, and were at the forefront of innovation, particularly with the launch of our Secure AI by Design product offerings powered by Precision AI™.

In addition, we are thrilled to have completed acquisitions that further our mission to be the cybersecurity partner of choice, protecting our digital way of life. The acquisition of Talon™ Cyber Security led to our launch of SASE's first natively-integrated enterprise browser, which has attracted more attention to our SASE offerings, and helps secure work for users on any managed or unmanaged device, working in any location, on any web application. In addition, the Board is excited by the prospects of our expanding partnership with IBM and expect it will further accelerate the adoption of Cortex XSIAM®.

The Board believes that the company and the cybersecurity industry are at an inflection point as a result of the advances in generative AI and the need for vendor consolidation to deliver optimal cybersecurity outcomes. With our broad platform of products, Palo Alto Networks is uniquely situated to benefit from these conditions. Following the completion of the first half of fiscal 2024, the company made a strategic shift to focus even more intentionally on Platformization to accelerate the broad adoption of our product platforms. We expected this strategic shift to meaningfully increase long-term shareholder value creation, even though these longer-term benefits would come, in part, at the expense of certain elements of our short-term performance. Our executive team enthusiastically embraced this strategy despite the negative impact it could have had on their compensation. This ultimately lead to the fiscal 2024 portion of recent equity awards resulting in 0% payout attributable to fiscal 2024 performance.

SHAREHOLDER ENGAGEMENT AND EXECUTIVE COMPENSATION

During fiscal 2023, the Compensation and People Committee of our Board granted Nikesh Arora, our Chief Executive Officer, a significant performance-based restricted stock unit retention award. The committee reached its decision following a rigorous and data-driven assessment, concluding that Nikesh had typified our leadership ethos – one that values high integrity and high performance for the benefit of our shareholders. The committee also recognized that he led the transformation of our company from a market leader in next generation firewalls into the world's cybersecurity leader, with best-of-breed products across network security, cloud security and security operations. During his tenure, our financial performance and product innovation has accelerated, and our market capitalization increased from $19.1 billion (as of May 31, 2018, the last trading day prior to announcing Nikesh as our Chief Executive Officer) to $76.5 billion (as of July 31, 2023, the last day of fiscal 2023), and it continued to increase substantially throughout fiscal 2024. With Nikesh at the helm, Palo Alto Networks has delivered extraordinary value creation for our shareholders and has become the largest pure-play cybersecurity company in the world.



21
Meetings with investors

33%

Representing 33% of our outstanding shares, while offering meetings to investors representing 47% of our outstanding shares (each as of June 30, 2024).

As a Board, we were disappointed that, at our 2023 annual meeting of shareholders, only 38% of the votes cast were in favor of our fiscal 2023 executive compensation program. Understanding that you were not completely satisfied, I personally led our shareholder outreach efforts to ensure that I, on behalf of the Board, heard from you directly. Collectively, the Chair of our Compensation and People Committee and I personally met with shareholders representing 33% of our outstanding shares, and I offered meetings to 47%. From your feedback, we distilled a number of important changes to our executive compensation programs, particularly to the equity compensation program, which we believe address the core concerns raised by you. While some of the changes we are making in response to shareholder feedback could not be reflected in compensation decisions made for fiscal 2024, because certain of our fiscal 2024 pay decisions had already been made when that feedback was received, we have implemented these changes in our fiscal 2025 pay decisions and also reflected them in the equity awards for fiscal 2023 and fiscal 2024 where possible. The changes include:

- Reducing the maximum payout of our performance stock unit awards by 33.3%, from 600% to 400% of the target number of performance stock units, for fiscal 2025, fiscal 2024, and fiscal 2023 awards.

- Updating the financial measures used in performance stock unit awards to annual NGS ARR and annual non-GAAP earnings per diluted share, further aligning executive compensation to the success of our Platformization strategy and focus on profitability, including for the remaining performance periods in the fiscal 2023 and fiscal 2024 performance stock unit awards.

- Clearly defining the threshold performance levels for each performance metric in our fiscal 2025 cash incentive plan such that if either metric's performance is more than 10% below its respective target for fiscal 2025, then there is no funding of or payout from our cash incentive plan.

- Enhancing the disclosures around our compensation practices, as reflected in the compensation, discussion and analysis ("CD&A") contained in this Proxy Statement, as well as in a letter from our Compensation and People Committee.

We encourage you to read this letter, as well as the entire CD&A. We believe that you will conclude that your Board has taken to heart the feedback we have received from our shareholders and designed an executive compensation program deserving of your support.

On behalf of our Board, I thank you for your investment in Palo Alto Networks and your continued trust. I look forward to the annual meeting on December 10, 2024.

Thank you,

John M. Donovan
Lead Independent Director

Notice of 2024 Annual Meeting of Shareholders

 **Date and Time**
Tuesday,
December 10, 2024
11:00 AM Pacific Time

 **Virtual Meeting Site**
www.virtualshareholder
meeting.com/PANW2024

 **Who Can Vote**
Shareholders of record as of October 18, 2024 are entitled to vote

Voting Items

Items of Business		Board Vote Recommendation	For Further Details
1.	To elect three Class I directors named in the accompanying proxy statement to serve until our 2027 annual meeting of shareholders and until their successors are duly elected and qualified.	⊘ **"FOR"** each director nominee	Page **52**
2.	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2025.	⊘ **"FOR"**	Page **66**
3.	To approve, on an advisory basis, the frequency of holding future advisory votes on named executive officer compensation.	⊘ **"ONE YEAR"**	Page **69**
4.	To approve, on an advisory basis, the compensation of our named executive officers.	⊘ **"FOR"**	Page **70**
5.	To approve an amendment to the Palo Alto Networks, Inc. 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance.	⊘ **"FOR"**	Page **126**
6.	To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting, regarding a report on climate risks to retirement plan beneficiaries.	⊗ **"AGAINST"**	Page **138**

Shareholders will also act on such other business that may properly come before the 2024 Annual Meeting of Shareholders (the "Annual Meeting") or any adjournments or postponements thereof.

YOUR VOTE IS IMPORTANT. Please act as soon as possible to vote your shares, even if you plan to attend the Annual Meeting online. On or about October 29, 2024, we expect to mail to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement and our annual report and how to vote. For instructions to vote your shares and more information, see "About the Annual Meeting" on page 144.

We appreciate your continued support of Palo Alto Networks and look forward to receiving your proxy.

By Order of the Board of Directors,

Bruce R. Byrd

Bruce Byrd
Executive Vice President, General Counsel and Corporate Secretary
October 29, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON DECEMBER 10, 2024: THE NOTICE OF 2024 ANNUAL SHAREHOLDERS' MEETING AND PROXY STATEMENT AND THE 2024 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT WWW.PROXYVOTE.COM.

HOW TO VOTE

 **Online**
Visit www.proxyvote.com prior to the Annual Meeting, 24 hours a day, seven days a week.

 **By Phone**
Call the phone number located on your proxy card or voting instruction form.

 **By Mail**
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided.

 **QR CODE**
Scan the QR code on your voting materials to vote with your mobile device

Table of Contents

Highlights

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our future prospects, social, environmental and sustainability plans and goals, and executive compensation plans, made in this document are forward-looking. We use words such as "anticipates," "believes," "continue," "estimate," "expects," "future," "intends", "may," "plan," and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ materially from those expected or implied in any forward-looking statement include, but are not limited to those discussed in the section titled "Risk Factors" in our 2024 Annual Report on Form 10-K. Unless otherwise provided herein, all statements in this Proxy Statement are as of the date of the filing of this Proxy Statement, and we do not assume any obligation to update forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

In this Proxy Statement, the terms "the Company," "we," and "our" refer to Palo Alto Networks, Inc. and the term "Board" refers to the Board of Directors of Palo Alto Networks, Inc.

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Letters from our Chair, our Lead Independent Director and our Compensation and People Committee, and the sections of this Proxy Statement titled "Report of the Audit Committee" and "Report of the Compensation and People Committee" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

About Us

Our Company

Palo Alto Networks is a global cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in Delaware in 2005 and are headquartered in Santa Clara, California. Our principal executive offices are located at 3000 Tannery Way, Santa Clara, CA 95054.

We empower enterprises, organizations, service providers, and government entities to protect themselves against today's most sophisticated cyber threats. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by industry-leading artificial intelligence and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our Platformization strategy combines various products and services into a tightly integrated architecture and makes security faster, less complex, and more cost-effective. We focus on delivering value in four sectors of the cybersecurity industry: Network Security, Cloud Security, Security Operations, and Threat Intelligence and Security Consulting.

Our Corporate Values

Our corporate decisions are guided by our corporate values, which were co-created by our employees. Foremost among these is integrity, which is the foundation of everything we do and every decision we make. We believe that collaboration enhances our ability to disrupt entrenched beliefs, which we think ultimately leads to innovation. Our ability to execute on our innovations and deliver products and services that address the cybersecurity needs of our customers is critical to our long-term success. Finally, we are intentional about including diverse points of view, perspectives, experiences, and ideas in our decision-making process. True inclusion and diversity exists when we have representation of all ethnicities, orientations and identities, and cultures in our workforce. We believe that our core values make us a better company.



DISRUPTION
- We challenge entrenched belief and look to the future
- We take risks, fearlessly
- We fail early, fail fast and move forward
- We solve real problems with new ideas

COLLABORATION
- When we work together, we win together
- We can rely on each other
- We ensure individual and Company goals are aligned
- We seek to empower
- We open ourselves to accountability

Our Mission
Our mission is to be the cybersecurity partner of choice, protecting our digital way of life.

INCLUSION
- We believe diversity strengthens our ideas and our business
- We support the communities where we live, work and operate
- We care about our employees
- We strive to reflect the diversity of our customers in the diversity of our Company

EXECUTION
- We are committed to quality
- Our technology just works as promised, always
- We strive tirelessly for simplicity and usability

INTEGRITY
- We are self-aware
- We take pride in our work because we do it the right way
- We respect our customers, partners, employees, and shareholders
- We are transparent and share with our teams
- We inspire trust and we live up to it



"Best Company Culture" and "Best Company for Women"

"Palo Alto Networks' culture in the Top 5% compared to similar sized companies"

December 2023 (Comparably)



Recognized as a Best Place to Work for People with Disabilities

July 2024 (Disability:IN)



Best Companies to Work For
#35 Best • September 2024

"Palo Alto Networks is on InHerSight's list of the 50 best companies to work for..."

July 2024 (InHerSight)



"Most Loved Workplace" - *"Palo Alto Networks puts its people first... The company is dedicated to employee development, innovation and collaboration"*

June 2024 (Newsweek)

Our 2024 Financial and Business Highlights

We delivered another year of outstanding results for our shareholders in fiscal 2024, with a strong year of financial performance and execution. Highlights include:

- Total revenue increased to $8.03 billion, by 16% compared to fiscal 2023.

- Next-Generation Security annual recurring revenue, or "NGS ARR", increased to $4.22 billion, by 43% compared to fiscal 2023.[1]

- Remaining performance obligations, or "RPO", increased to $12.7 billion, by 20% compared to fiscal 2023.

- GAAP net income per diluted share ("EPS") increased to $7.28, by 469% compared to fiscal 2023.[2]

- Continued to drive innovation through the launch of our Secure AI by Design product offers and our Precision AI security bundle.

- Continued to return capital to our shareholders through our stock repurchase program, totaling $4.1 billion over the last six years.

Building a Stronger and More Profitable Palo Alto Networks

Total Revenue
($ in billions)



NGS ARR
($ in billions)



RPO
($ in billions)



Earnings Per Diluted Share[2]
($)



RETURN OF CAPITAL

Fiscal 2019–2024

$4.1 Billion

---

[1] NGS ARR is annualized allocated revenue of all active contracts as of the final day of the reporting period for Prisma and Cortex offerings inclusive of the VM-Series and related services, and certain cloud-delivered security services.

[2] EPS increased to $7.28 in fiscal 2024, 469% compared to fiscal 2023, primarily due to our recognition of a deferred tax benefit from the net release of our valuation allowance on United States ("U.S.") federal, U.S. states other than California, and United Kingdom deferred tax assets in fiscal 2024.

Delivering Superior Shareholder Returns

Five-Year Total Shareholder Return

As shown below, our total shareholder return over the past five years significantly outperformed our 2024 compensation peer group and the S&P 500. See *"Compensation Discussion and Analysis—Compensation Process—Competitive Positioning"* for a list of our 2024 compensation peer group.



Source: S&P Capital IQ, based on the latest closing price as of July 31, 2024. Our compensation peer group includes only publicly-traded companies as of such date.

Our Board at a Glance

Our Board comprises a diverse group of highly qualified leaders in their respective fields who bring unique perspectives. All directors have either held senior leadership positions at large companies or otherwise gained significant and wide-ranging management experience in their respective fields (including strategic, financial, public company financial reporting, compliance, risk management, and leadership development). Many of our directors also have public company experience (serving as chief executive officer, chief operating officer, or chief financial officer, or on boards of directors and board committees), and as a result have a deep understanding of corporate governance practices, including risk and management oversight.

The tenure, age and certain other information as of July 31, 2024, for the members of the Board are set forth below.

BOARD SNAPSHOT

TENURE
Average
9.2 years



0–5 years	5
6–10 years	1
>10 years	4

AGE
Average
58.5 years



41–50 years	1
51–60 years	5
>60 years	4

GENDER DIVERSITY



Women	4
Men	6

ETHNIC DIVERSITY



White	7
Asian	2
Black	1

John M. Donovan
LEAD INDEPENDENT DIRECTOR
Former Chief Executive Officer, AT&T Communications, AT&T Inc.
Director Since: 2012
Other Current Public Company Boards: Lockheed Martin Corporation
CDC (Chair), GSC (Co-Chair), SC (Chair), CC



Right Honorable Sir John Key
INDEPENDENT
Former Prime Minister of New Zealand
Director Since: 2019
Other Current Public Company Boards: None
CC (Chair), AC, SC



Mary Pat McCarthy
INDEPENDENT
Former Vice Chair, KPMG LLP
Director Since: 2016
Other Current Public Company Boards: Micron Technology, Inc.
AC (Chair), CDC, SC



Nir Zuk
Founder and Chief Technology Officer, Palo Alto Networks
Director Since: 2005
Other Current Public Company Boards: None



Lorraine Twohill
INDEPENDENT
Chief Marketing Officer, Google
Director Since: 2019
Other Current Public Company Boards: None
GSC (Co-Chair), SC





CLASS I   NOMINEE DIRECTORS   CONT



Dr. Helene D. Gayle
INDEPENDENT
President of Spelman College
Director Since: 2021
Other Current Public Company Boards: Organon,
The Coca-Cola Company
GSC, SC

James J. Goetz
INDEPENDENT
Managing Member, Sequoia Capital
Director Since: 2005
Other Current Public Company Boards:
Intel Corporation
AC, CDC, SC

Nikesh Arora
Chair and Chief Executive Officer,
Palo Alto Networks
Director Since: 2018
Other Current Public Company Boards:
Compagnie Financière Richemont S.A.
CDC

Aparna Bawa
INDEPENDENT
Chief Operating Officer and
Interim Chief Legal Officer, Zoom
Director Since: 2021
Other Current Public Company Boards: None
AC, CC, CDC, SC

Carl Eschenbach
INDEPENDENT
CEO, Workday, Inc.
Director Since: 2013
Other Current Public Company Boards: Workday, Inc.
SC

AC	Audit Committee
CC	Compensation and People Committee
GSC	Governance and Sustainability Committee
SC	Security Committee
CDC	Corporate Development Committee

Skills and Experience

Our directors have the breadth and depth of expertise necessary to guide our business strategy and create shareholder value. The Board is independent, with diverse backgrounds, experience and perspectives.

Leadership & Governance



Senior Leadership Experience
10/10



Global/International Experience
9/10



Public Company Board Experience and Corporate Governance
10/10

Risk Management



Risk Management Experience
10/10



Financial Knowledge and Expertise



Financial Knowledge and Expertise
9/10

Human Capital Management

Human Capital Management
10/10

Strategic



Industry and IT/Technical Expertise
6/10



Cybersecurity/Information Security/Security
6/10

Diverse Backgrounds and Experiences
10/10

Emerging Technologies and Business Models Experience
8/10

Sales, Marketing and Brand Management Experience
8/10

Our Corporate Governance at a Glance

1
BOARD COMPOSITION
See Page 53

- Consider nominees and candidates in light of current skill sets and needs of the Board
- All candidates and nominees evaluated and considered for their expertise, experience, leadership and diversity, including gender, ethnicity and background
- Board comprised of diverse directors, including gender, ethnic, racial and experiential diversity
  - Appointed four new directors since 2019, including three who brought gender, ethnic and/or racial diversity to the Board
- Deliberate annual assessment of Board composition against anticipated future needs, including succession planning

2
BOARD LEADERSHIP AND STRUCTURE
See Page 25

- Board leadership reviewed annually
- Clearly defined roles for Board leadership
- Strong Lead Independent Director, who leads executive sessions of the Board
- Strong Board independence, with eight independent directors
- Independent Board committees, with frequent executive sessions
- Strong partnership between Chair and Lead Independent Director

3
BOARD EFFECTIVENESS
See Page 33

- Annual Board evaluation process includes assessments and reviews of the Board, committees and individual directors
- Director orientation and continuing director education
- High standards of corporate governance
- Board meeting agendas set by Chair in collaboration with Lead Independent Director

4
ENGAGED OVERSIGHT
See Page 35

- Frequent review of oversight during the year, including over significant risks in
  - Culture, employee retention and human capital management (Compensation and People Committee)
  - Sustainability and corporate governance (Governance and Sustainability Committee)
  - Security and cybersecurity (Security Committee)
  - Financial reporting, internal controls over financial reporting, and enterprise risk relating to financial matters (Audit Committee)
- Mergers, acquisitions and other strategic transactions (Corporate Development Committee)
- Engaged in setting corporate strategy
- Engaged in management succession planning to ensure next generation of leadership
- Strong Lead Independent Director, who actively engages in management oversight

5
BOARD ACCOUNTABILITY
See Page 22

- Transparent lines of accountability to our shareholders
- A robust and interactive shareholder engagement program based on dialogue, transparency and responsiveness to shareholder concerns
  - In response to shareholder feedback, adopted majority voting for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the vote
- Updated executive compensation program to address shareholder feedback and further align to the Company's strategy to focus on Platformization and profitability
- Appropriate director compensation structured in a manner that is aligned with shareholder interests and informed by market data provided by our independent compensation consultant

Shareholder Engagement at a Glance

We are proud of our investor engagement program and committed to maintaining outreach that is truly a dialogue with our shareholders. Our relationship with our shareholders is an important part of our Company's success. In fiscal 2024, we once again engaged in robust shareholder engagement, with a focus on executive compensation, corporate governance, sustainability, and social responsibility, as well as other matters of particular import to our shareholders. Our Lead Independent Director played a central role in developing and implementing our program, and once again actively participated in our shareholder engagement efforts in fiscal 2024.

Our Lead Independent Director and management team regularly update our Board and its committees on our engagement efforts, providing summaries and analyses of our shareholders' feedback. The feedback that we received from our shareholders resulted in significant improvement in our compensation and corporate governance practices, as described in detail in this proxy statement, including our adoption in May 2022 of majority voting for uncontested elections of our directors.

We believe that our approach to engaging directly and openly with our investors drives increased corporate accountability, improves decision making, and ultimately creates long-term value.







We reached out to shareholders representing 61% of our outstanding shares

We engaged in discussions with investors representing 55% of our outstanding shares (which is all shareholders that indicated a willingness to engage with us)

Our Lead Independent Director participated in discussions with investors representing 33% of our outstanding shares (21 meetings), while offering meetings to investors representing 47% of our outstanding shares

* Shareholder ownership, to our knowledge, as of June 30, 2024.

Below are the key elements of our shareholder engagement cycle:



Spring/Summer
- Implement changes to align with investor feedback
- Conduct proactive off-season investor outreach
- Investor meetings and conferences

Summer/Fall
- Prepare and publish Annual Report
- Engage with investors on enhanced proxy disclosures
- Prepare and publish proxy statement
- Investor meetings and conferences

Winter/Spring
- Consider voting results and investor feedback
- Consider changes to align with investor feedback
- Investor meetings and conferences

Fall/Winter
- Engage with shareholders about voting matters
- Review proxy advisory firms' analyses of voting matters and proxy disclosures
- Publish Environmental, Social and Governance ("ESG") Report
- Hold Annual Meeting of Shareholders in December
- Receive and publish voting results
- Investor meetings and conferences

Executive Compensation at a Glance

Our Compensation Best Practices

In fiscal 2024, we continued to execute on our redesigned executive compensation programs, meeting the commitments we made to our shareholders in our 2021, 2022 and 2023 proxy statements. Our compensation programs reflect recognized best practices and principles that align the compensation of our named executive officers ("NEOs") with the long-term interests of our shareholders and are supported by market practices.

In addition, understanding that our shareholders were not completely satisfied with our fiscal 2023 executive compensation program, we embarked on an extensive shareholder engagement effort. The Compensation and People Committee distilled a number of important changes to our equity compensation program from this shareholder feedback and advice from our independent compensation consultant, which we believe address the core concerns raised by you. While some of the changes we are making in response to shareholder feedback could not be reflected in compensation decisions made for fiscal 2024, because certain of our fiscal 2024 pay decisions had already been made when that feedback was received, we have implemented these changes in our fiscal 2025 pay decisions and, where possible, in the equity awards for fiscal 2023 and fiscal 2024.

NEW FOR 2025 PERFORMANCE-BASED EQUITY AND ALIGNMENT FOR REMAINING PERFORMANCE PERIODS

✔ **For fiscal 2025**, reduced the maximum payout of performance-based equity awards by 33.3%, from 600% to 400% of the target number of performance-based restricted stock units

✔ **For fiscal 2025**, updated the financial measures to align with our Platformization strategy, and introduced a second financial measure to drive balanced focus on Platformization and earnings growth — annual NGS ARR to focus on Platformization and non-GAAP EPS to focus on profitability

✔ **For outstanding performance-based equity awards**, lowered the maximum payout by 33.3%, from 600% to 400% of the target number of performance-based restricted stock units, to align with the maximum payout adopted for the fiscal 2025 awards

✔ **For outstanding performance-based equity awards**, aligned the remaining performance periods to use annual NGS ARR and annual non-GAAP EPS to align NEO compensation to the success of our Platformization strategy and our focus on profitability

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

✔ 100% independent Compensation and People Committee

✔ Independent compensation consultant

✔ Annual review of compensation strategy

✔ Consideration of annual say-on-pay vote

COMPENSATION BEST PRACTICES

- ✔ Robust process and framework drive executive compensation decisions

- ✔ Significant majority of compensation is performance-based and at-risk

- ✔ 100% of equity awards granted to our NEOs in fiscal 2024 were performance-based, with different performance targets than the cash incentive plan

- ✔ 100% of short-term incentive cash compensation is performance-based and at-risk

- ✔ No single trigger vesting of equity awards on occurrence of a change in control

- ✔ No dividends paid on unvested equity

- ✔ Robust stock ownership guidelines

- ✔ Adopted an SEC and Nasdaq-compliant compensation recovery policy and maintain an additional clawback policy

- ✔ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee

- ✔ Limited perquisites and personal benefits

- ✔ No defined benefit plans or Supplemental Executive Retirement Plans (SERPs)

- ✔ Assessing and implementing the advice of independent compensation consultant, including a new decision-making framework that further ensures alignment of executive compensation decisions with our pay-for-performance philosophy

- ✔ Inclusion of ESG modifier in cash incentive plan, which modifies the annual incentive cash compensation (plus or minus 10%), based on our performance relative to an ESG scorecard with climate, inclusion and human capital metrics

- ✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer

Significant At-Risk Compensation

Our executive compensation program is tied to our financial and operational performance. The graphs below illustrate the predominance of the approximate at-risk and performance-based components of our fiscal 2024 compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO



2.4%
Base Salary

2.4%
Target Annual Cash Incentive Opportunity

95.2%
Performance Stock Units (PSU)

97.6% At-Risk

Average of Other NEOs



5.8%
Base Salary

5.8%
Target Annual Cash Incentive Opportunity

88.4%
Performance Stock Units (PSU)

94.2% At-Risk

Corporate Responsibility at a Glance

At Palo Alto Networks, we help protect organizations and vital social structures from cybersecurity threats, building a world where each day is safer and more secure than the one before. Our cybersecurity platforms help businesses, nonprofits and governmental organizations protect power grids, water supplies, financial systems and other critical infrastructure. As a company built on trust, we also believe it is imperative that we continue to be a leader in responsible business practices. Information about our ESG initiatives is presented in the visual below and detailed elsewhere in this Proxy Statement.



Environmental
Advance environmental sustainability
Value Chain Partnership
Sustainable Operations
Ecosystem Engagement
Information Security & Privacy
Safe. Secure. Sustainable.
Our People
Ethics & Compliance
Suppliers
Oversight
Communities
Governance
Operate with integrity
Social
Invest in people

Proxy Roadmap



ABOUT US

Read about our corporate values, fiscal 2024 financial and business highlights, and learn more about our Board, corporate governance, shareholder engagement efforts, executive compensation and corporate responsibility highlights at a glance.



PROPOSAL NO. 1

Read about our proposal to elect Rt Hon Sir John Key, Mary Pat McCarthy and Nir Zuk to a new term, and learn more about our Board members, Board committees and Board compensation.



CORPORATE GOVERNANCE AND CORPORATE RESPONSIBILITY

Read more about corporate governance and our approach to corporate responsibility, including the roles of our Board and management team in setting our programs and priorities.

PROPOSAL NO. 2

Read about our proposal to ratify Ernst & Young as our independent registered public accounting firm for fiscal 2025.



PROPOSAL NO. 3

Read about our "Say-When-on-Pay" proposal to approve, on an advisory basis, the frequency of holding future advisory votes on executive compensation.



EXECUTIVE COMPENSATION

Read the letter from our Compensation and People Committee, and learn more about our executive compensation programs.





PROPOSAL NO. 4

Read about our "Say-on-Pay" proposal to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement.

PROPOSAL NO. 5

Read about our proposal to approve an increase in the number of shares of common stock available for issuance under our 2021 Equity Incentive Plan.



PROPOSAL NO. 6

Read about the shareholder proposal regarding a report on climate risks to retirement plan beneficiaries.



Corporate Governance

Corporate Governance Highlights

Our Board is governed by our Corporate Governance Guidelines, which are amended from time to time to incorporate certain current best practices in corporate governance. Our Corporate Governance Guidelines can be found on our website at https://investors.paloaltonetworks.com.

In addition to a strong, independent Board, we are committed to corporate governance structures that promote long-term shareholder value creation through a sound leadership structure and by providing our shareholders with both the opportunity to provide direct feedback, and substantive rights and policies to ensure accountability.

THE BOARD'S CORPORATE GOVERNANCE PRACTICES AND SHAREHOLDER RIGHTS INCLUDE THE FOLLOWING:

✓ Majority Voting for Uncontested Elections of board members, with an associated resignation policy

✓ Strong Lead Independent Director

✓ Board Composed of 80% Independent Directors

✓ 100% Independent Audit Committee, Governance and Sustainability Committee, Compensation and People Committee, and Security Committee

✓ Annual Review of Board Leadership Structure

✓ Board Refreshment

✓ Director Changes in Circumstances Actively Evaluated

✓ Board and Committee Access to Management

✓ Annual Board and Committee Evaluations

✓ Independent Compensation and People Committee Consultant

✓ Board and Committee Authority to Retain Outside Advisors

✓ Board and Committee Risk Oversight, including Security

✓ Board Continuing Education Program

✓ No "Poison Pill"

✓ Single Class of Shares

✓ Board-level Security Committee with oversight over security issues, including cybersecurity

✓ Annual Review of Committee Charters and Governance Policies

✓ Fair Director Compensation Practices

✓ Active Management Succession Oversight

✓ Active Management of Director Conflicts of Interest

✓ Annual Say-on-Pay Vote

✓ Continuous Shareholder Engagement Program

✓ Stock Ownership Guidelines for Directors and Executive Officers

✓ Code of Business Conduct and Ethics for Directors, Officers and Employee

✓ Anti-Hedging Policy

✓ Restrictive Pledging Policy

✓ An SEC and Nasdaq-compliant Compensation Recovery Policy and an additional Clawback Policy

✓ Regular Meetings of Independent Directors Without Management Present

✓ Proxy Access Bylaws

Board Responsiveness to Shareholders

Our Board is committed to actively engaging with our shareholders, and committed to maintaining outreach that is truly a dialogue with our shareholders. Through year-round engagement and outreach, we regularly provide shareholders with opportunities to deliver feedback on our corporate governance, executive and director compensation, and environmental and sustainability practices. We regularly meet with investors, prospective investors, and investment analysts. These meetings can include participation by our Chair and Chief Executive Officer, Chief Financial Officer, Chief Product Officer, General Counsel and Corporate Secretary or other business leaders, and can often focus on Company strategy, financial performance, product strategy and ESG philosophy. Members of our Investor Relations team also participate in meetings with our shareholders and, on occasion, members of the Board participate as appropriate. In fiscal 2024, our Lead Independent Director participated in 21 meetings with investors representing 33% of our outstanding shares, while offering meetings to investors representing 47% of our outstanding shares (each, as of June 30, 2024).

Following our 2021 annual meeting of shareholders, we reinvigorated our approach and practices to shareholder engagement and implemented a strategy that focused on extensive engagement on a wide range of topics. Our Lead Independent Director played an active and central role in our shareholder engagement efforts in fiscal 2024, and our management team regularly communicated topics discussed and shareholder feedback to the Board and our Board committees for consideration in their decision-making.

	**Who we met with**	• Investors holding **55%** of shares outstanding engaged with in discussions • Offered meetings with Lead Independent Director to shareholders holding 47% of shares outstanding • Investors holding **33%** of shares outstanding engaged with Lead Independent Director
	**Our primary engagement team**	• Lead Independent Director (participated in **21** meetings) • Investor Relations team • General Counsel & Corporate Secretary • People team (human resources) • Corporate Responsibility team
	**What we discussed**	• Executive compensation • Board structure • Board composition and governance, including Board refreshment and diversity • Board risk oversight • Board leadership • Shareholder engagement • ESG initiatives and disclosure

WHAT WE HEARD OVER THE YEARS	HOW WE RESPONDED



Board Governance
Classified Board of Directors, dual role of CEO and Chairman and annual election of all Board members

- Adopted a majority voting requirement for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the vote
- Annual review of our Board leadership structure, including whether an independent director should be the Chair of our Board
- Maintaining a strong Lead Independent Director
- Annual review to determine whether maintaining a classified Board is appropriate for our Company
- Annual survey of the members of our Board and self-evaluation of the Board and its committees



Board Oversight of Risks, Including Cybersecurity and ESG Risks
How the Board is addressing oversight of increased, varied and new risks

- Reallocated ESG responsibilities among our Board committees, clearly identifying the responsibilities of each committee
- Formed a Security Committee of our Board to enhance oversight over security issues facing our Company, including cybersecurity
- Reconstituted our Nominating and Corporate Governance Committee as the Governance and Sustainability Committee to enhance the Board's oversight of ESG matters
- Appointed Lorraine Twohill as co-Chair of our Governance and Sustainability Committee
- Added additional disclosure in this proxy statement relating to Board oversight



Board Diversity and Refreshment
The duration of Board service by certain long-standing directors, and the makeup of the Board and the rationale therefore

- Two long-standing directors did not stand for re-election at our 2022 Annual Meeting of Shareholders
- The Board appointed Ms. Bawa and Dr. Gayle to our Board during fiscal 2021, increasing the gender, racial and ethnic diversity of the Board. Presently, four of our ten directors are women
- During the period between April 2019 and May 2021, we appointed four new independent directors: Ms. Bawa, Dr. Gayle, Ms. Twohill and Rt Hon Sir John Key
- Expanded disclosure in our proxy statement of the rationales as to why each of our directors continue to serve on our Board



Shareholder Engagement
Continued 1:1 investor outreach on executive compensation, ESG and other matters of interest to our shareholders

- Conducted extensive shareholder and investor outreach
- In fiscal 2024, engaged in discussion with shareholders holding 55% of our outstanding shares (as of June 30, 2024)
- In fiscal 2024, our Lead Independent Director participated in 21 investor meetings and engaged in discussion with shareholders holding 33% of our outstanding shares, and offered meetings to 47% (each, as of June 30, 2024)
- Modified our executive compensation program as a result of shareholder feedback

WHAT WE HEARD OVER THE YEARS	HOW WE RESPONDED



Environmental, Social & Governance Initiatives and Disclosures
Would like to see more information about how we develop and manage environmental, social and governance initiatives

- Published our second ESG report in fiscal 2024, in which we report on our carbon emissions and other sustainability initiatives
- Added more disclosure in our annual report on Form 10-K and our proxy statement describing our ESG initiatives and oversight
- Advanced our science-based emissions reduction strategies, including deployment of renewable energy at our Santa Clara, CA headquarters, towards our 100% renewable energy goal, and advocacy for climate action
- In fiscal 2024, established an Inclusion and Diversity Steering Committee, which is made up of members of our management to set objectives and oversee program implementation
- Invested in nonprofit organizations and our social impact programs to advance cybersecurity education and to help develop a diverse talent pipeline
- Operationalized our ESG governance structure through an ESG Steering Committee consisting of cross-functional leaders from management to recommend strategies and lead implementation of ESG programs, which reports regularly to our ESG Executive Council and the Board



Executive Compensation
Prioritize and ensure the retention of Chief Executive Officer, stand by our pay-for-performance philosophy and the commitments made in our 2021, 2022 and 2023 proxy statements relating to the structure of our executive compensation program and enhanced disclosure, and reduce stock-based compensation expense as a percentage of revenue

- Incentivized our Chief Executive Officer to remain at the Company for the long term to enhance our prospects of delivering sustained shareholder value
- 100% of the equity awards granted to our NEOs in fiscal 2024 were performance-based, with different performance targets than the cash incentive plan
- Maintained our robust stock ownership guidelines for our NEOs, including our Chief Executive Officer
- Maintained an ESG modifier to our cash incentive plan, and in response to shareholder feedback, expanded our disclosure in our Compensation Discussion and Analysis to include data regarding the scorecard measures
- Maintained a one-year post-vesting holding period for all NEOs, including our Chief Executive Officer
- Reduced stock-based compensation expense as a percentage of revenue from 21.8% in fiscal 2021 to 13.4% of revenue in fiscal 2024
- For fiscal 2025, we significantly redesigned performance-based equity awards to reduce the maximum payout by 33.3%, and updated the financial measures to align with our Platformization strategy and drive balanced focus on Platformization and profitability
- Although we shifted strategy during fiscal 2024, we did not reset the fiscal 2024 performance targets for outstanding performance-based equity awards – the fiscal 2024 portion of the fiscal 2023 and fiscal 2024 performance stock unit awards resulted in 0% payout for fiscal 2024 performance, demonstrating our commitment to a pay-for-performance philosophy

Leadership Structure

Our Corporate Governance Guidelines provide that our Board is free to choose its chairperson (the "Chair") based on our Board's view of what is in the best interest of the Company and our shareholders. The Chair and the Chief Executive Officer may, but need not be, the same person.

Annual Evaluation of Leadership Structure and Annual Appointment of Lead Independent Director

As part of its annual review and evaluation process, the Board reviews its leadership structure and whether combining or separating the roles of Chair and Chief Executive Officer is in the best interests of the Company and our shareholders. The Board also considers:

- The effectiveness of the policies, practices, and people in place at the Company to help ensure strong, independent Board oversight.
- The importance of consistent, unified leadership to execute and oversee the Company's strategy.
- The strength of Mr. Arora's vision for the Company and the quality of his leadership.
- Our performance and the effect the leadership structure could have on our performance.
- The Board's performance and the effect the leadership structure could have on the Board's performance.
- The meaningful and robust responsibilities and the performance of our Lead Independent Director.
- The views of our shareholders through our ongoing engagement efforts.
- The practices at other companies and trends in governance.
- The current state of our Company.

In the circumstance that the Board determines that it remains in the best interests of the Company and its shareholders that our Chief Executive Officer serve as our Chair, the independent members of the Board then appoint a Lead Independent Director as provided in our Corporate Governance Guidelines.

Why Our Leaders Are Ideally Suited for Their Roles

The Board believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the Board leadership structure that best fits the then-current situation. As it does annually, in August 2024, the Board reviewed our leadership structure. Following that review, the Board determined that the combination of the Chairman and Chief Executive Officer roles, along with the robust authority given to our experienced Lead Independent Director, effectively maintains independent oversight of management. The Board consists of eight independent directors, and exercises a strong, independent oversight function through frequent executive sessions, independent Board committees and by having a strong Lead Independent Director with clearly delineated and comprehensive duties.

The Board strongly believes that its leadership structure strikes the right balance of allowing our Chair and Chief Executive Officer to promote a clear, unified vision of the Company's strategies, while ensuring robust, independent oversight by the Board and our Lead Independent Director. The Board also believes there is value in presenting a single face to our customers through combining the Chair and Chief Executive Officer roles, and that this structure of having the Board and management operate under the unified leadership of a highly experienced Chief Executive Officer best positions the Company to successfully implement its next phase of growth.

Accordingly, in August 2024, the Board determined that it is in the best interests of our shareholders for Mr. Arora to serve as Chair and John Donovan to serve as Lead Independent Director.



Nikesh Arora
Chair and
Chief Executive Officer

- Substantial knowledge and deep understanding of our business and the challenges we face

- Substantial international business experience and business acumen and valued strategic, financial and operational insights

- Day-to-day insight into our prospects, opportunities, strategies and challenges facilitates the timely deliberation by the Board of the most important matters

- Brings a unique, shareholder-focused insight to assist the Company to most effectively execute its strategy and business plans to maximize shareholder value

- Serves as an important bridge between the Board and management, and provides critical leadership for carrying out our strategic initiatives and confronting our challenges

- Provides the Board with more complete and timely information about the Company

- Provides a unified structure and consistent leadership direction internally and externally, allowing the Company to act rapidly and proactively to address new and evolving technology

- Proven success in leading Palo Alto Networks since joining the Company



John M. Donovan
Lead Independent Director

- Independence, confidence and gravitas, enabling strong oversight of executive leadership

- Deep understanding of our business

- Strong working relationship with our Chair and Chief Executive Officer

- Strength and effectiveness of communication with our Chair and Chief Executive Officer, resulting in active and visible oversight of the issues, plans and prospects of the Company

- Strong working relationship with other management and our independent directors

- Substantial experience leading a large multinational company

- Strong background in corporate governance

- Strong background as a technologist

- Dedicated to his service as Lead Independent Director, as demonstrated by the fact that, during fiscal 2024, he held 21 meetings with shareholders holding 33% of our outstanding shares and offered to meet with shareholders holding 47% of our outstanding shares

- Promotes a collaborative and collegial environment for Board decision making

- Actively and effectively engages with our shareholders on an annual basis

OVERVIEW OF LEAD INDEPENDENT DIRECTOR RESPONSIBILITIES

The responsibilities of the Lead Independent Director are well-defined. The Lead Independent Director engages in regular communication between the independent directors and Mr. Arora, keeping Mr. Arora apprised of any concerns, issues, or determinations made during the independent sessions, and consults with Mr. Arora on other matters pertinent to the Company and the Board. As part of the Board's annual review and evaluation, the Board further defined the role and responsibilities of our Lead Independent Director to include:

- Presiding at meetings of the Board at which the Chair is not present, including calling and presiding over executive sessions of the independent directors.
- Serving as liaison between the Chair and the independent directors.
- Developing agendas for Board meetings in collaboration with the Chair, communicating with independent Board members to ensure that matters of interest are being included on agendas for Board meetings, and ensuring adequate time is allocated for Board discussions.
- Communicating with independent Board members and with management to affirm that appropriate briefing materials are being provided to Board members sufficiently in advance of Board meetings to allow for proper preparation and participation at meetings.
- Ensuring the Board exercises appropriate risk management oversight, including providing direction related thereto to management.
- Having the authority to call meetings of the independent directors.
- Preparing agendas for meetings of the independent directors.
- Organizing and leading the Board's evaluation of the Chief Executive Officer.
- Leading the Board's annual self-evaluation and assessing areas of current and future improvement in Board performance.
- If requested by major shareholders, ensuring that he is available, as necessary, for consultation and direct communication.

In addition to the responsibilities outlined above, our Lead Independent Director also:

- Has biennial one-on-one discussions with each independent director, as part of the Board's annual evaluation process.
- Has access to all committee materials.
- Has the authority to engage independent consultants.
- Interviews Board candidates, and assesses future Board needs.
- Spends time with senior management outside of Board meetings (as necessary) to ensure a deep understanding of the business and strategy of the Company.
- Participates in shareholder engagement planning and activities.

Independent Director Sessions

A meeting of the independent directors is scheduled at every regular Board meeting for the independent directors to meet in an executive session. These independent sessions are organized and chaired by our Lead Independent Director, and our Lead Independent Director provides direct feedback to Mr. Arora after these executive sessions.

Independent Committee Leadership

The Audit, Compensation and People, Security, and Governance and Sustainability Committees are each composed solely of, and led by, independent directors, and provide independent oversight of management. In addition:

- Each committee chair meets with management in advance of meetings to review and refine agendas, add topics of interest, and review and comment on materials to be delivered to the committee.
- Every independent director has access to all committee materials.
- Each committee chair provides a report summarizing committee meetings to the full Board at each regular meeting of the Board.
- Each committee meeting includes adequate time for executive session and the committees meet in executive session on a regular basis with no members of management present (unless otherwise requested by the committee).
- Each committee effectively manages its Board-delegated duties and communicates regularly with the Chair, Lead Independent Director, the Board, and members of management.

Furthermore, the Compensation and People Committee has an effective process for monitoring and evaluating Mr. Arora's compensation and performance, as well as succession planning.

Board Committees and Responsibilities

Our Board has a standing Audit Committee, Compensation and People Committee, Corporate Development Committee, Governance and Sustainability Committee, and Security Committee, which have the composition and responsibilities described below. Directors serve on these committees until their resignation or until otherwise determined by our Board.

The membership and meetings during fiscal 2024 and the primary functions of each of the standing committees are described below.

Board of Directors	Audit Committee	Compensation and People Committee	Corporate Development Committee	Governance and Sustainability Committee	Security Committee
Nikesh Arora			●		
Aparna Bawa*	●	●	●		●
John M. Donovan**		●	👤	👤	👤
Carl Eschenbach*					●
Dr. Helene D. Gayle*				●	●
James J. Goetz*	●		●		●
Rt Hon Sir John Key*	●	👤			●
Mary Pat McCarthy* ($)	👤		●		●
Lorraine Twohill*				👤	●
Nir Zuk					

● Member
👤 Committee Chair or Co-Chair
** Lead Independent Director
* Independent Director
($) Financial Expert

Audit Committee

Chair:	Members:		Number of meetings
Mary Pat McCarthy	**Aparna Bawa**	**Right Honorable Sir John Key**	in fiscal 2024: **7**
	James J. Goetz		

Our Audit Committee is responsible for, among other things:

- Selecting and hiring our independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner.

- Evaluating the performance and independence of our independent registered public accounting firm.

- Approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm.

- Reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices.

- Reviewing and participating in the selection of our chief audit executive and periodically reviewing the activities and reports of the internal audit function and any major issues encountered in the course of the internal audit function's work.

- Reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures.

- Overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters.

- Reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements, and our publicly filed periodic reports.

- Reviewing and approving or ratifying any proposed related person transactions.

- Preparing the Audit Committee report that the SEC requires in our annual proxy statement.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our Board has determined that Ms. McCarthy is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

Our Audit Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Audit Committee is available on our website at http://investors.paloaltonetworks.com.

Compensation and People Committee

Chair:
Right Honorable Sir John Key

Members:
Aparna Bawa
John M. Donovan

Number of meetings
in fiscal 2024: **4**

Our Compensation and People Committee is responsible for, among other things:

- Reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation arrangements, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements.

- Establishing and administering our equity compensation plans.

- Overseeing our overall compensation philosophy and compensation plans.

- Preparing the Compensation and People Committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this proxy statement.

- Administering the Company's compensation recovery and clawback policies.

- Overseeing our succession planning process for the Chief Executive Officer and members of the management team.

- Overseeing our talent management and people management, including the Company's inclusion and diversity initiatives and results, the Company's pay equity reviews and results, and the Company's FLEXLearning and FLEXBenefits initiatives.

- Reviewing and discussing with management the risks arising from the Company's compensation philosophy and practices applicable to employees to mitigate such risks.

The composition of our Compensation and People Committee meets the requirements for independence for compensation committee members under the listing standards of Nasdaq and the rules and regulations of the SEC. Each member of our Compensation and People Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Our Compensation and People Committee operates under a written charter that was adopted by our Board and satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq. A copy of the charter of our Compensation and People Committee is available on our website at http://investors.paloaltonetworks.com.

Corporate Development Committee

Chair:
John M. Donovan

Members:
Nikesh Arora   **James J. Goetz**
Aparna Bawa   **Mary Pat McCarthy**

Our Corporate Development Committee is responsible for, among other things:

- Assisting the Board in fulfilling its responsibilities relating to the review, evaluation, and approval of strategic, corporate development and other opportunities to enhance and complement the Company's product suite, improve stakeholder satisfaction, and increase shareholder return.

- Reviewing and evaluating proposed acquisition and investment strategies with management.

- Reporting to the Board the Committee's approval or recommendation of acquisitions or investment transactions and of such activity in general.

Our Corporate Development Committee operates under a written charter that was adopted by our Board.

Governance and Sustainability Committee

Co-Chairs:
John M. Donovan
Lorraine Twohill

Members:
Dr. Helene D. Gayle

**Number of meetings
in fiscal 2024: 4**

Our Governance and Sustainability Committee is responsible for, among other things:

- Identifying and evaluating individuals who are qualified to become members of the board of directors and selecting and recommending to the Board individuals as director nominees and appointments to the board of directors.

- Evaluating and making recommendations regarding the composition, organization, and governance of our board of directors and its committees, including issues of integrity, experience, expertise and diversity of membership.

- Considering board of director leadership structure, including the separation of the chairperson and chief executive officer roles and the appointment of a lead independent director and making recommendations to the board of directors.

- Evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees.

- Reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations.

- Reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee.

- Overseeing our annual board of director and committee self-assessment process.

- Overseeing our ESG efforts and priorities and related policies and programs.

The composition of our Governance and Sustainability Committee meets the requirements for independence under the listing standards of Nasdaq and the rules and regulations of the SEC.

In February 2022, we reconstituted our Nominating and Corporate Governance Committee as the ESG and Nominating Committee to enhance our focus on ESG matters, giving it oversight of our ESG strategies and initiatives, including our short-and long-term goals, and to reinforce the important role that ESG practices play in our business. In February 2024, the Committee's name was changed to the Governance and Sustainability Committee from the ESG and Nominating Committee.

Our Governance and Sustainability Committee operates under a written charter that was adopted by our Board and satisfies the applicable listing standards of Nasdaq. A copy of the charter of our Governance and Sustainability Committee is available on our website at http://investors.paloaltonetworks.com.

Security Committee

Chair:
John M. Donovan

Members:
Aparna Bawa
Carl Eschenbach
Dr. Helene D. Gayle
James J. Goetz

Rt Hon Sir John Key
Mary Pat McCarthy
Lorraine Twohill

Number of meetings
in fiscal 2024: **4**

Our Security Committee is responsible for, among other things:

- Overseeing (i) our policies, plans, metrics and programs relating to the physical security of our facilities and employees, and enterprise cybersecurity and data protection risks associated with our security-related infrastructure and related operations, and (ii) the effectiveness of our programs and practices for identifying, assessing and mitigating such risks across our business operations.

- Overseeing our cyber crisis preparedness, security breach and incident response plans, communication plans, and disaster recovery and business continuity capabilities.

- Overseeing the safeguards used to protect the confidentiality, integrity, availability, safety and resiliency of the Company's employees, facilities, intellectual property and business operations.

- Reviewing and discussing with management the cybersecurity risks associated with our outside partners (such as vendors, suppliers, operations partners, etc.).

- Overseeing our compliance with applicable information security and data protection laws and industry standards, new or updated legal implications of security, data privacy, or other regulatory or compliance risks to us or our employees, facilities and business operations and the threat landscape facing our business operations.

- Reviewing and advising on our physical and cybersecurity strategy, crisis or incident management and security-related information technology planning processes and review strategy for investing in our security systems.

- Reviewing and discussing with management our public disclosures relating to the Company's security of its employees, facilities and information technology systems, including privacy, network security and data security.

In November 2021, our Board formed the Security Committee to facilitate Board oversight of security issues, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks.

Our Security Committee operates under a written charter that was adopted by our Board. A copy of the charter of our Security Committee is available on our website at http://investors.paloaltonetworks.com.

Annual Board and Committee Self-Evaluations

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors.

Our Lead Independent Director, who is also Co-Chair of our Governance and Sustainability Committee, leads our Board in its review of the results of the annual self-assessment and takes further action as needed. In connection with the annual evaluation, each director receives a survey to complete to evaluate the Board and separate surveys for each committee on which they serve. These surveys include detailed questions regarding: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; access to and performance of management; and executive succession planning. At least biennially our Lead Independent Director also conducts one-on-one meetings with each director to receive their feedback and assessment of the Board and its committees. A summary of the results is presented to the Board and each committee on an anonymous basis.

In addition, all members of our Board have the opportunity to attend director education programs to assist them in remaining current with best practices and developments in corporate governance.


SELF-ASSESSMENT QUESTIONNAIRE
Provides director feedback on the Board and each of the Committees as well as each director
RESULTS ANALYZED
Results of the self-assessment analyzed by the Lead Independent Director and each Committee Chair
INDIVIDUAL DISCUSSIONS
Lead Independent Director engages with individual directors as appropriate, and at least biennially
SUMMARY OF RESULTS
Summary of the Board and Committee self-assessment results provided to each Committee and the Board
ONGOING FEEDBACK
Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment
FEEDBACK INCORPORATED
Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback
Annual Self-Assessment

ACTION ITEM	ANNUAL BOARD AND COMMITTEE ASSESSMENT



Assessments and Discussions

Each director completes a survey to evaluate the Board and a separate survey for each committee on which they serve.

Topics covered include, among others:

- Board size, composition, diversity, independence, and expertise
- Board culture, effectiveness, initiative, and strategic focus
- Board committee structure, membership, independence, responsibilities, and performance
- Board leadership structure
- Board education
- Board committee processes, including number of meetings, time allotted, sufficiency of executive sessions, and availability of management
- Risk oversight, access to information, and ethics
- Relationship with management, access to management, and management responsiveness
- Corporate governance policies and procedures
- Board and management succession planning
- Lead Independent Director meets individually with members of Board at least biennially to evaluate the Board and its committees



Analysis and Discussion

Results of these surveys are analyzed and processed as follows:

- Our General Counsel reviews and summarizes the responses from each director's assessments for the Chair, the Lead Independent Director, and each committee chair
- Results are reviewed and robustly discussed with the full Board and each committee
- Each director participates in a one-on-one, open ended interview facilitated by the Lead Independent Director to discuss the results of the evaluations, and solicits input and feedback on the performance and effectiveness of the Board and its committees
- Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment



Incorporation of Feedback and Action Planning

These self-evaluations show that our Board and its committees operate effectively and help ensure continued effectiveness.

These evaluation processes have led to various refinements over recent years, including, for example:

- Ensuring the responsibilities of our Board committees are well defined, including with the establishment of our Security Committee for dedicated risk oversight of security matters, and reconstitution of the Governance and Sustainability Committee to oversee ESG matters
- Ensuring the Board and committee agendas continue to be focused on the Company's key strategic priorities
- Increasing Board focus on succession planning and board refreshment
- Prioritizing regular director education regarding our industry, the industry landscape, and current events, including the impact of rapidly evolving technology (such as AI)

Board's Role in Strategy Oversight

Our Board is responsible for overseeing the development of the Company's strategy (including product development roadmaps), which articulates objectives for the business, helps establish and maintain effective risk management and internal controls frameworks, and provides direction to senior management to determine which business opportunities to pursue. The Board is also actively engaged in ensuring that the Company's culture reflects our commitment to our core values of **disruption, execution, collaboration, inclusion, and integrity**.

			
Annually holds a strategy offsite, receiving detailed presentations from, and engagement with, senior management across the Company	Annually reviews and approves the Palo Alto Networks operating plan	Quarterly engagement with senior management on critical business matters that tie to our overall strategy	Regularly interacts with the next generation of leadership to ensure the talent pipeline remains diverse, inclusive and up to the task

Board's Role in Risk Oversight

Risk is inherent with every business, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks our Company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board believes that open communication between management and our Board is essential for effective risk management and oversight.

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk.



BOARD OF DIRECTORS

- Meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our Board, where, among other topics, they discuss risks facing our Company, as well as at such other times as they deem appropriate
- Reviews strategic and operational risk in the context of reports from the management team, including data privacy, information security and cybersecurity, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions

AUDIT COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of liquidity risk, internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment, risk management and risk mitigation
- Reviews our antifraud programs and controls
- Reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures

GOVERNANCE AND SUSTAINABILITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with Board organization, leadership, membership and structure, and corporate governance
- Reviews and monitors compliance with the Company's Code of Business Conduct and Ethics
- Oversees and periodically reviews the Company's risks relating to corporate social responsibility and environmental sustainability
- Oversees and discusses, as needed, with management, compliance with applicable laws, regulations and internal compliance programs

COMPENSATION AND PEOPLE COMMITTEE

- Assist our Board in fulfilling its oversight responsibilities with respect to our compensation programs
- Assesses risks created by the incentives inherent in our compensation programs and policies, and determines whether they encourage excessive risk taking

SECURITY COMMITTEE

- Assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with cybersecurity, information security and physical security of the Company

MANAGEMENT

Responsible for the day-to-day management of risks our Company faces

Select Oversight Areas



Enterprise Risk Management

The Audit Committee reviews overall risk exposures as presented to the Board, considers input from external advisors to assess and oversee identification and management of risks, and reviews allocation of responsibilities between the Board and management. In addition, the Audit Committee, at each quarterly meeting, discusses with management risks and steps management has taken to monitor, control and mitigate exposures. The Audit Committee also reviews periodic and annual reports on a quarterly basis for the sufficiency of risk factors and known trends and uncertainties disclosure.



Internal Audit

The Audit Committee oversees the internal audit function, receiving quarterly status reports and annual internal plan reviews and on a regular basis, meets separately with the head of the internal audit function to discuss any issues warranting additional attention.



Cybersecurity

The Security Committee oversees our management of cybersecurity risk. The Security Committee receives quarterly reports from management about the prevention, detection, mitigation and remediation of cybersecurity incidents. Our Security Committee directly oversees our cybersecurity program and receives regular updates from management on cybersecurity risk.



Artificial Intelligence

The Board, in coordination with the Security Committee and the Governance and Sustainability Committee, is responsible for overseeing our AI governance program, which is focused on the responsible development and use of our AI products and services. In fiscal year 2024, the Governance and Sustainability committee adopted our Policy for Responsible Use of AI.



Compensation Strategy

The Compensation and People Committee annually reviews and determines executive and director compensation and reviews and approves executive goals and objectives, reviews and administers, cash, equity incentive and benefits plans and reviews and approves the Compensation Discussion and Analysis included in the annual proxy statement. In addition, the Compensation and People Committee assesses and monitors whether compensation policies and programs have the potential to encourage excessive or inappropriate risk-taking.



Environment and Sustainability

The Board oversees our ESG strategy, developed and implemented by our senior leadership team. The Governance and Sustainability Committee reviews and discusses with management on a quarterly basis the Company's ESG program, initiatives and progress against goals. In addition, the Audit Committee reviews and discusses with management at least annually, risks related to ESG, the regulatory environment and associated reporting requirements, as well as the controls and procedures supporting the Company's financial disclosures.



Human Capital Management

The Compensation and People Committee annually reviews executive officer goals and objectives, including attrition levels, annual internal pay equity reviews, and reviews talent management and development, culture, employee engagement and inclusion and diversity strategy.



Board Refreshment and Leadership Structure

The Governance and Sustainability Committee develops and administers the director nominations process, reviews and recommends to the Board the appropriate size and composition of the Board and its leadership structure and oversees Board succession planning.

Enterprise Risk Management Program

Our enterprise risk management program employs a multi-lens approach, and consists of guidance and input from management, company-wide risk management teams, along with internal and external subject matter experts, to identify, prioritize and mitigate risks that are applicable for the Company's operations and long term sustainability. Our enterprise risk management is led by our Vice President of Internal Audit, who meets with, and receives input from, our Audit Committee on a quarterly basis.

Multi Lens Approach to ERM

Total Shareholder Return

Risk to our revenue growth, reputation with investors, operating margin and free cash flow, and capital structure

Global Risk and Compliance

Updates to risks, priorities and challenges relevant to the function

Macro or Emerging Risks

Implications of changes in macro environment


IDENTIFY RISKS
ASSESS AND PRIORITIZE RISKS
REVIEW MITIGATION WITH SENIOR MANAGEMENT
REPORT TO AUDIT COMMITTEE
PROVIDE ASSURANCE WITH AUDIT PLAN
Enterprise Risk Management Process

Succession Planning

Our Board and management team recognize the importance of continually developing our talented employee base. Accordingly, our management team regularly conducts talent reviews of the current senior leadership positions. In addition, our Board regularly evaluates and discusses succession planning for our Chief Executive Officer, as well as other members of senior management, including through evaluation of potential internal and external successors, as well as potential interim candidates in the event of an emergency situation. In conducting its evaluation, our Board considers organizational needs, competitive challenges, leadership and management potential, and development. As a result of succession planning, William "BJ" Jenkins became our President in August 2021 and Dipak Golechha became Executive Vice President and Chief Financial Officer in March 2021.

 The Board also continues to engage with management on the Company's leadership pipeline more broadly, including with respect to leadership pipeline health and the development of the Company's "next generation of leaders"

 Interaction with leaders in a variety of settings, including at Board meetings and the Board's annual offsite business review and meeting

 Executive succession planning reviewed by our Compensation and People Committee, ongoing assessment of senior management for potential executive positions

Developing the Company's Next Generation of Leaders

Monitoring of careers to ensure appropriate exposure to our Board and our business

Additional engagement on broader leadership pipeline for key roles across the Company

Communications with the Board of Directors

Interested parties wishing to communicate with our Board or with an individual member or members of our Board may do so by writing to the Board or to the particular member or members of our Board, and mailing the correspondence to our General Counsel or our Legal Department, at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. Our General Counsel or our Legal Department, in consultation with appropriate members of our Board, as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board, or if none is specified, to the Chair.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, these guidelines describe the time commitment expected of our directors. In particular, we believe that Board membership requires a significant time commitment and that our directors must devote sufficient time to carry out their duties and responsibilities effectively. As a result, our Corporate Governance Guidelines generally provide that no director should be a member of more than three public company boards, and that directors must notify the Governance and Sustainability Committee prior to accepting membership on any other public or private company board, so that the director's time commitments and potential conflicts of interest may be evaluated.

In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are posted on the Investor Information portion of our website at investors.paloaltonetworks.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Compensation and People Committee Interlocks and Insider Participation

None of the members of our Compensation and People Committee is, or has been, an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation and People Committee.

Corporate Responsibility

An Overview of Our Environmental, Social and Governance Strategies

Our values of disruption, execution, collaboration, inclusion, and integrity are the foundation of everything we do—which extends into our approach to environmental, social and governance ("ESG") practices. We believe that integrating ESG practices throughout our operations builds business resilience and helps manage risk. Our ESG strategy is designed to enhance safety, security, and sustainability for our stakeholders: customers, investors, employees, suppliers, and our broader communities. This includes advancing environmental sustainability, investing in people, and operating with integrity. We work to keep our stakeholders informed and maintain their trust by publishing an annual ESG report aligned to globally-recognized ESG reporting frameworks and standards.

ESG Oversight and Governance

ESG at Palo Alto Networks is overseen and governed at the highest levels and includes Board and committee oversight, executive-level leadership, and subject-matter experts who lead efforts across our business.

Board Oversight. The Board and its applicable committees provide guidance and oversight to management with respect to ESG matters. The Governance and Sustainability Committee is responsible for setting our ESG priorities and monitoring our performance. Our Compensation and People Committee, Audit Committee and Security Committee also serve an important role in ESG oversight, as discussed in more detail in the below visual. Our Lead Independent Director and management team share feedback received from our shareholders with the Board.



AUDIT COMMITTEE
- Processes and controls to ensure financial disclosures are complete and accurate
- Enterprise risk management (ERM) pertaining to financial, accounting and tax matters
- Legal and regulatory compliance related to financial and tax matters
- Internal ethics compliance, including code of ethics and whistleblower program

SECURITY COMMITTEE
- Product security and data security
- Cybersecurity, risk exposure and related Controls
- ERM related to security, incident response and business risk

Board of Directors

COMPENSATION AND PEOPLE COMMITTEE
- Diversity and inclusion
- Pay equity
- Human capital management, including recruitment, development and retention
- Integrating ESG goals into executive compensation plans/arrangements
- Compensation risk management
- Management succession planning and development

GOVERNANCE AND SUSTAINABILITY COMMITTEE
- Primary responsibility for ESG matters
- Board recruiting, including diversity
- Sustainability
- Legal and regulatory compliance (excluding financial and tax)
- Stakeholder engagement

Management Leadership. Our ESG Executive Council, a cross-functional, executive-level ESG leadership team sets our overall ESG strategy, objectives and initiatives, provides guidance on program implementation, and oversees the continuing enhancement of our approach to ESG. This Council, which is led by our Chief Executive Officer and includes our General Counsel, Chief People Officer and Chief Financial Officer, receives analysis and presentations from subject matter experts throughout the Company regarding current and emerging ESG-related risk topics and the status of our ESG programs.

Our ESG Executive Council empowers our ESG Steering Committee to implement our ESG programs and to pursue activities to achieve our objectives and goals. The ESG Steering Committee is a cross functional team of employees, consisting of representatives from our accounting, internal audit, corporate responsibility, legal, investor relations, people and places, product, and operations teams, and oversees the work of our subject matter experts in the implementation of our ESG programs.

ESG Governance Structure



BOARD OF DIRECTORS

Approves priorities, provides guidance and oversight,
and monitors performance in key areas of our ESG programs

Chair and Chief Executive Officer
Governance and Sustainability Committee

ESG EXECUTIVE COUNCIL

Sets ESG strategy, objectives and initiatives, and oversees
corporate-wide ESG program implementation

Chief Executive Officer
Chief Financial Officer
Chief People Officer
General Counsel

ESG STEERING COMMITTEE
Chair: Sr. Director, Global Corporate Responsibility

Recommends strategies, leads implementation of
ESG programs, and works toward ESG objectives.

Head of SOX and External Reporting Assurance
Senior Director, Global Corporate Responsibility
Senior Director, Hardware Engineering
SVP, Chief Accounting Officer
SVP, Investor Relations and Corporate Development
VP, Deputy General Counsel, Corporate
VP, Deputy General Counsel, Ethics and Compliance
VP, Global People
VP, Global Places and Security
VP, Internal Audit
VP, Worldwide Operations

Environmental

Palo Alto Networks acknowledges the risks and opportunities associated with climate change and remains committed to doing our part to address the climate crisis by reaching our 1.5°C-aligned and externally verified Science-Based Targets ("SBTs"), procuring 100% renewable electricity to run our managed sites by 2030, and working collaboratively across our value chain. We report progress towards our goals in our annual ESG report.

Our climate strategy focuses on three pillars.



Sustainable Operations	**Value Chain Partnership**	**Ecosystem Engagement**
Drive absolute emissions reductions and meet our science-based targets through efficient and strategic operations of our business and sites	Collaborate with stakeholders across our value chain to reduce emissions and waste, increase renewable energy use, conserve natural resources, and set and reach science-based targets	Advance carbon emissions reduction through policy advocacy and industry partnerships

Science-Based Targets: A Clearly Defined Pathway to Emissions Reduction

Palo Alto Networks uses science-based strategies to reduce our climate impacts. Our SBTs have been validated by the Science Based Targets initiative ("SBTi") and are aligned to the United Nations Framework Convention on Climate Change (UNFCCC) guidance. We conduct an annual greenhouse gas inventory to monitor our progress and adapt with evolving business operations.

Our Science-Based Targets are:

- **Scope 1 and 2: Sustainable Operations.** Palo Alto Networks commits to reduce absolute Scope 1 and 2 greenhouse gas emissions by 35% by the end of fiscal 2027 from a fiscal 2021 base year.
- **Scope 3: Sustainable Supply Chain.** Palo Alto Networks commits that 65% of its suppliers (measured by total spend) to set Science-Based Targets by the end of fiscal 2027.
- **Scope 3: Sustainable Customers (Use of Sold Products).** Palo Alto Networks commits to reduce Scope 3 emissions from use of sold products by 40% per million USD value added within the same timeframe, by the end of fiscal 2027.

Our Net Zero Emissions targets, included below, were validated by SBTi in early fiscal 2025:

- Palo Alto Networks commits to reduce absolute scope 1 and 2 GHG emissions 90% by the end of fiscal 2040 from a fiscal 2021 base year. Palo Alto Networks also commits to reduce absolute scope 3 GHG emissions 90% within the same timeframe.

Sustainable Operations: Driving Decarbonization

Our sustainable operations strategy includes a commitment to achieving 100% renewable energy by 2030 and to materially reducing our operational greenhouse gas emissions.

We have a long history of providing our people with workplaces that have achieved LEED (Leadership in Energy and Environmental Design) certification. New LEED-certified sites opened to our employees in London and Amsterdam in early fiscal 2024. The Amsterdam office, which serves as our EMEA HQ, was certified LEED-Silver, an accreditation that commends the site for optimized energy performance.

Palo Alto Networks remains a participant in the Silicon Valley Power's (SVP) Large Customer Renewable Energy Program (LCRE). This voluntary clean energy program gives companies the ability to purchase additional renewable electricity above the amount already included in SVP's energy delivery portfolio. Throughout fiscal 2024, as a participant in the SVP LCRE, we purchased 100% renewable electricity to power our entire Santa Clara, California headquarters. Our LCRE participation also led to Palo Alto Networks' listing on the U.S. EPA's Green Power Partnership, and being recognized as a Green Power Leadership Award Winner in September 2023.



Earned placement on CDP Climate Change A List (2023)



Recognized as Green Power Leader Award Winner (2023)



Recognized as a Supplier Engagement Leader 2023 by CDP (2023)

Value Chain Partnership

Collaboration across our value chain promotes the large-scale action necessary to address the climate crisis, reduce waste and conserve natural resources. Our environmental strategy extends to our supply chain practices and how we partner with our suppliers. Two of our own SBTs address Scope 3 emissions from our value chain, including purchased goods and services, and our customers' use of our cybersecurity hardware products.

We expect our manufacturing partners to collect, measure and report greenhouse gas emissions, establish SBTs to reduce emissions and transition to renewable energy sources. Additionally, suppliers are informed of our expectations to follow responsible business practices while minimizing their impact on the environment and communities through our Global Supplier Code of Conduct. Our primary contract manufacturer is ISO 14001 certified and a member of the Responsible Business Alliance.

Ecosystem Engagement

Engaging with stakeholders – industry peers, non-governmental organizations, policy makers, local communities and our own employees – is the foundation of our sustainable ecosystem strategy.

We work with the following organizations to promote mutual learning and amplify our impact: CDP, Information Technology Industry Council (ITI), Science Based Targets Initiative, The Climate Pledge, World Economic Forum - CEO Alliance of Climate Leaders and Ceres.

In fiscal 2024, we continued to support climate, clean energy, and reporting transparency policies, including the World Economic Forum (WEF) Alliance of CEO Climate Leaders' COP28 letter, the Information Technology Industry Council's (ITI) public comments supporting disclosure of Climate-Related Financial Risk, and Ceres support of California reporting policy (CA SB 253 and 261).

We remain committed to transparency and submit our annual CDP Climate and Supply Chain disclosures.

Social

During fiscal 2024, we continued to invest in people, including our global workforce, supply chain and in the broader community, further detailed below.

Our People

We believe our ongoing success depends on our employees. Development and investment in our people is central to who we are, and will continue to be so. With a global workforce of 15,289 as of July 31, 2024, our People Strategy is a critical element of our overall company strategy. Our People Strategy is a comprehensive approach to source, hire, onboard, develop, listen, and engage employees. Our approach is grounded on core tenets: respect each employee as a unique individual, demonstrate fairness and equity, facilitate personalization whenever possible, and nurture a culture where employees have access to industry-leading professional development and are empowered to do the best work of their careers. Our values of disruption, execution, collaboration, inclusion, and integrity were co-created with employees and serve as the foundation of our culture.

We are proud to have earned multiple awards for our people programs and culture, many of which are based on employee feedback.

Recognized as a
"Global Most Loved Workplaces"
by Newsweek (2024)

Recognized in multiple categories including Culture, Leadership
Happiness and Women by Comparably (2023 & 2024)







Source & Hire

At Palo Alto Networks, sourcing talent with the necessary skills and capabilities to contribute to our culture is central to our talent acquisition strategy, known as "The Way We Hire."

We prioritize internal mobility to foster career growth within Palo Alto Networks, enabling employees to advance through traditional career paths or explore roles across different business functions, at times leading to promotions.

We utilize structured interviewing practices, thorough job analyses and success profiles to identify high-quality candidates and staff critical roles. Our Global Hiring Committees, introduced in fiscal 2023, plays a key role in maintaining our hiring standards, which helps drive objectivity. This group of cross-functional senior leaders reviews finalist candidates to ensure they meet our criteria and fit well with our Company.

Interviewer training is a critical component of our strategy. In fiscal 2024, we began to implement a structured three-tier program to improve interviewer skills, save time across the hiring process, and enhance hiring quality. Interviewers receive learning courses focused on effective feedback and practical assessments, hiring managers are provided with in-depth, in-person training, and hiring champions receive a scenario-based training program.

To attract a diverse range of expertise and perspectives, and reach underrepresented talent, we promote job descriptions across diverse hiring channels, conduct interviews with a diverse slate of panelists, and encourage employee referrals. Our hiring managers also receive unconscious bias training, and our interviewing process emphasizes values and capabilities that support our culture.

Onboard & Develop

Each member of our workforce is unique, and their integration into Palo Alto Networks and career journey involve individual needs, interests, and goals. In response, our development programs are grounded on personalization, flexibility, and choice. From onboarding to professional development, FLEXLearn, our comprehensive platform offers multiple paths to assess, develop, and grow.

Before an employee's start date, they are provided access to foundational tools to help them prepare to join Palo Alto Networks. We view pre-boarding as fundamental to introducing new employees to our culture, building trust, and facilitating rapid productivity. Welcome Day is a combination of in-person, virtual learning platforms and communication channels that provide new employees with inspirational, often personalized, onboarding experiences that carry on through the first year of employment. We have specialized learning tracks for interns and new graduates that have been recognized as best in class externally to support early-in-career individuals in acclimating to our culture as they progress on their career journey. As part of our merger and acquisition strategy, we have established a robust integration program that works to enable individuals joining our teams to feel part of our culture.

Following onboarding, there are a variety of ways that employees can assess their interests and skills, build a development plan specific to those insights, and continue to grow using FLEXLearn. The platform contains curated content and programs, such as assessment instruments, thousands of courses, workshops, and mentoring and coaching services. Leaders and executives also have access to assessment tools that allow them to identify their strengths and areas for development, and personalized learning tracks that help them deliver maximum personal and team performance. Employees have agency to direct their growth at their pace and choosing. Development information about core business elements, Company-wide compliance training, and information about and activities on topics ranging from inclusion to well-being and collaboration, are also deployed through FLEXLearn. On average, employees completed 33 hours of development through the FLEXLearn platform during fiscal 2024.

Listen & Engage

We aim to foster engagement and strive to meet our unique employees where they are, and in ways that help them feel connected to our mission and values. Through our multifaceted approach, we collect, understand, and act on employee feedback. We share and gather information through corporate and functional "All Hands" meetings, digital displays across our sites, our intranet, regular email communications, an active Slack platform, and regular opportunities for two-way dialogue - such as the small, in-person monthly listening sessions our CEO hosts. We also conduct ad-hoc pulse surveys and offer a peer-to-peer recognition platform.

We also listen to and address engagement through external sources, such as Glassdoor, the Best Practice Institute, Comparably, and others. In addition, based on employee participation in an anonymous survey, the Best Practice Institute has certified Palo Alto Networks as "Top 100 Global Most Loved Workplaces" since 2021. Palo Alto Networks has been recognized by Comparably, Human Rights Campaign, Disability: IN and others as an employer of choice. Our Chief Executive Officer has also earned a 91% employee approval rating on Glassdoor, a top percentile score.

From recurring 1:1 sessions, quarterly performance feedback, semi-annual performance reviews to use of our Cheers for Peers peer recognition program, employees get continuous input about the value they bring to the organization. For our managers, we offer a 180 degree self-awareness tool to help them identify development opportunities, and by investing in the skills of our people leaders, we believe they are able to become force multipliers for all employees. These listening and engagement strategies have informed our holistic People Strategy. Based on employee feedback, ratings from external sources, our modest attrition rate (compared to market trends), and strong participation in our development and Internal Mobility program, we believe employees at Palo Alto Networks feel engaged.



Recognized as a "Best Company for Compensation" by Comparably (2023)

Our comprehensive compensation program includes competitive base pay. In addition, all employees participate in one of two main variable pay programs: our sales incentive plans or our variable incentive program. All employees are also eligible to participate in our stock-based offerings through a generous employee stock purchase plan and a competitive equity incentive plan, both of which are generally available to all of our employees where regulations permit. We conduct annual external audits of our pay practices. Our fairness and equity analysis includes gender for all global employees and race and ethnicity for employees in the U.S. As a result of these measures and corrections, we believe that our employees are paid fairly and equitably regardless of race/ethnicity (in the U.S.) or gender (globally).



Recognized as a "Best Company for Perks & Benefits" by Comparably (2023)

As a global employer with a diverse employee population, we understand everyone's benefit needs are different. Our benefit plans include a variety of physical, mental and financial wellbeing, health, time-off, and voluntary options. And, our FLEXBenefits program provides all employees with a funding allowance from which they can choose to obtain additional benefits. The list of eligible benefits in this program was crowdsourced and expanded through employee feedback.

Inclusion & Diversity

We are intentional about including diverse points of view, perspectives, experiences, backgrounds, and ideas in our decision-making processes. Our corporate I&D programs are designed to promote a workforce where employees feel safe and where they are encouraged to understand, listen, support, and elevate one another. We also disclose our EEO-1 report on our website.

We have eleven employee network groups ("ENG") that play a vital role in building understanding and awareness. As of July 2024, 26% of our global workforce was involved in at least one ENG. We involve our ENGs in listening sessions with executive teams and they contribute to our annual I&D plans.

Our I&D philosophy is integrated in our programs to source, hire, onboard, develop, listen and engage talent. The diversity of our board of directors, with women representing 40% of our board as of July 31, 2024, is an example of our commitment to inclusion and diversity.









| Recognized as a "Best Company to Work For" by InHerSight (2024) | Achieved a top score of 100 on the Disability Equality Index as evaluated by Disability: IN (2024) | Recognized as a "Military Friendly Employer 2024" by Military Friendly (2023) | Recognized as a "Most Loved Workplaces for LGBTQ+" by Best Practice Institute (2024) |

Our Supply Chain

Our ESG strategy extends to supply chain practices and how we partner with our suppliers. Integrity is one of our core values, and we expect our suppliers, and their suppliers, to comply with the standards set forth in our Global Supplier Code of Conduct ("Code") and other applicable ESG policies and practices. This Code, which we make available on our website, allows us to reach across our supply chain to communicate our expectations regarding responsible business practices, labor standards, workplace health and safety conditions and environmental impact.

Palo Alto Networks partners with contract manufacturers to produce our hardware products. ESG is woven into our direct material supplier framework, including a risk-based approach to our supplier selection process and, where appropriate, incorporation of relevant contractual clauses and audit rights into our Master Purchasing Agreements. Where appropriate, we request and review information provided in annual supplier surveys, scorecards and supplier business reviews.

Security and data protection are integral to Palo Alto Networks' mission and therefore are ingrained in our hardware product lifecycle (design, sourcing, manufacturing, fulfillment and service). Knowing that a range of threats is possible at any stage, we have created a framework and processes to prevent potential risks and disruptions. These include ongoing periodic oversight and assessments of our contract manufacturers, original design manufacturing partners and direct material suppliers.

During fiscal 2024, we maintained our affiliate membership in the Responsible Business Alliance. Through the alliance, members, suppliers and stakeholders collaborate to improve working and environmental conditions as well as business performance through leading standards and practices.

We also maintained our commitment to supplier diversity. We expect our manufacturing partners to establish inclusion and diversity initiatives, to commit to fair and equitable pay practices and to transparently communicate the demographics of their workforce.

Our Communities

We value our role as a trusted corporate citizen and in fiscal 2024 remained committed to partnering with our communities to make a lasting impact. We maintained our investments in cybersecurity education and programs to diversify the cybersecurity talent pipeline. We also continued to invest in charitable causes that support the communities where we live and work.

Investing in Cybersecurity

As a cybersecurity leader, we see firsthand how quickly the cybersecurity landscape is evolving through the adoption of new and disruptive technologies. From more and increasingly sophisticated attacks to continual changes in how we learn, work and socialize, many individuals are unaware of the fundamental but necessary habits that help keep themselves safe online. Unfortunately, some communities, like youth and the elderly, are more vulnerable than others to cybercrime.

To help communities protect their digital way of life, we continue to provide free and age-appropriate educational content and tools that demystify technical concepts and increase digital literacy through our interactive Cyber A.C.E.S. - Activities in Cybersecurity Education for Students – program and Pro{*tech*}ting Your Digital Life self-paced cybersecurity education workbooks. We also continue to prepare young professionals to pursue future careers in cybersecurity through our Cybersecurity Academy and provide opportunities to upskill the cyber workforce. We continue to strategically partner with educational institutions and non-profit organizations to support historically underrepresented communities in tech.

Additionally, we continued charitable support for causes aligned with our ESG strategy.

Engaging Employees to Increase Impact

Through our volunteering, giving and matching programs, we engage employees to contribute to and make a difference in the communities where we live and work.

As a part of our giving and matching programs, we allocate up to $1,000 USD per calendar year, per employee, to be used between volunteer rewards and charitable donation matching. We continue to inspire employee community impact through special giving campaigns and relief efforts for natural disasters. In fiscal 2024, we continued to partner with our employee network groups (ENGs) to provide charitable donations to nonprofit organizations advancing causes aligned with the ENG's focus areas.

Corporate Behavior

Ethics & Compliance

Palo Alto Networks is committed to conducting business with high degrees of honesty and integrity wherever we operate. Integrity is one of our core values and is fundamental to our treatment of our customers, partners, employees and shareholders.

Our website makes available our Code of Business Conduct and Ethics (Code), which summarizes the ethical standards and key tenets of behavior guiding the business conduct of Company directors, officers and employees, and our Global Supplier Code of Conduct. Our employees receive annual training on our Code, with additional online and instructor-led training provided periodically on various Company policies, such as our Anti-Corruption Policy and our Business Courtesies Policy among others, in order to reinforce our expectations for ethical behavior and business practices.

The Company has also implemented a Respect in the Workplace Policy, supported by corresponding training through our FLEXLearn platform. All new hires must complete the training and existing global employees are required to complete the training every other year. The training includes anti-discrimination, anti-harassment and anti-retaliation lessons and hypotheticals. Our website also makes available our Human Rights, Conflict Minerals, and Slavery & Human Trafficking Policies. Our Audit Committee and Governance and Sustainability Committee of the Board are responsible for oversight of our Code of Business Conduct and Ethics compliance program. Our employees, our partners, and members of the general public can report their concerns, including anonymously if they wish, through our publicly available Ethics Helpline.

Information Security & Privacy

The Security Committee of our Board (which is made up of all our independent directors) oversees our Company's security matters, including product security, data security, cybersecurity, and risk management related to these matters. The Security Committee meets quarterly to review with our Chief Information Security Officer and other members of management, which may include our Chief Executive Officer, Chief Product Officer, Chief Financial Officer, and General Counsel, our cybersecurity programs, cybersecurity risks, mitigation or remediation strategies, and other matters impacting the committee's responsibilities. Our Chief Information Security Officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with our information security programs. We maintain a written information security program, which provides for policies, standards, guidelines, and administrative, technical and physical safeguards that we believe are reasonably designed, in light of the nature, size and complexity of our operations, to protect the resiliency of our operations and the confidentiality, integrity, and availability of our information systems, data, and information assets. The organizational, administrative and technical measures we implement are based on recognized security frameworks established by the National Institute of Standards and Technology, security measures aligned with the ISO/IEC 27000 series of standards, and other generally recognized industry standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.

We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Our information security compliance training, data protection training, and code of conduct training is mandatory for all employees. We also do role-based training, frequent awareness messages to the entire company, and multiple in-person learning experiences each year. We also have a phishing simulation training program, which provides experiential and remedial training. We engage external agencies to conduct background checks for personnel. We also maintain a security process to conduct appropriate due diligence prior to engaging contractors; assess the security capabilities of subcontractors on a periodic basis; and require subcontractors to adhere to our key information security policies and standards.

We also restrict access to, control and monitor physical areas where we process end user data. Data centers that we operate are in alignment with industry standards such as ISO 27001 and SSAE 16 or ISAE 3402.

We deploy and maintain a variety of technologies to prevent and detect cybersecurity threats across the network, endpoint and cloud. We also apply security-by-design principles in our software development lifecycle, track vulnerabilities of open-source software, and run internal and external network scans regularly and after any meaningful change in our network configuration. We conduct regular application security assessments, including our assessments for internet-facing applications that collect, transmit, or display end user data.

Palo Alto Networks also develops, implements and maintains a business continuity management program to address the needs of the business and the products we provide to customers. To that end, we complete a minimum level of business impact analysis, crisis management, business continuity and disaster recovery planning.

Privacy is important to our customers and helps us build trust. Our privacy practices are informed by several key principles including:

- **Accountability.** We are responsible for the protection of personal information entrusted to us.
- **Transparency and Control.** We inform customers about our collection of their personal information and honor their preferences.
- **Third Parties Processing Our Information.** We choose vendors and suppliers we believe are trustworthy based on our due diligence of their security capabilities to process personal information and we require them to commit to adequate privacy and data security standards.
- **Privacy by Design.** We continue to build on this principle when designing and implementing products.
- **Data Integrity and Proportionality.** We collect personal information for specific and legitimate business purposes and store it safely and accurately.
- **Customer Benefit/Value for Customers.** We share with our customers the benefits and value we derive from processing their personal information.
- **Security.** We implement technical, organizational and physical security measures, including employee training, to confirm an appropriate level of security of the personal information we process.

Our ESG Journey

Palo Alto Networks has always been a values-based company, and we consider ESG risks and opportunities throughout our day-to-day operations. We are proud of the progress we have made and we recognize that there is always more work to do. We remain committed to integrating environmental, social and governance practices through our operations and value chain to help manage ESG risks and strengthen our business resilience.



Recognized by Sustainalytics as "Industry Top Rated" for our overall ESG performance (2024)



Recognized by Institutional Shareholder Services (ISS) as Prime (2024)



Rated AA by MSCI (2024)

Voting Roadmap

PROPOSAL 1

Election of Directors

Our Board is comprised of ten members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following Class I directors have been nominated for election to the Board at the Annual Meeting:

- **Rt Hon Sir John Key**
- **Mary Pat McCarthy**
- **Nir Zuk**

See Page 52

 The Board recommends a vote **"FOR"** each of the nominees named above.

PROPOSAL 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2025. EY has served as our independent registered public accounting firm since 2009.

See Page 66

 The Board recommends a vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

PROPOSAL 3

Advisory Vote on the Frequency of Advisory Votes on Named Executive Officer Compensation

We are providing our shareholders with the opportunity to vote to advise the board of directors, on an advisory or non-binding basis, whether we should conduct an advisory (non-binding) vote to approve named executive officer compensation every one, two or three years.

See Page 69

 The Board recommends that you vote for a frequency of once every **"ONE YEAR"** for the advisory vote on executive compensation.

paloalto NETWORKS

PROPOSAL 4

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in the "Executive Compensation" section of this proxy statement.

 See Page 70

The Board recommends a vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

PROPOSAL 5

Approve Amendment to Palo Alto Networks, Inc. 2021 Equity Incentive Plan

We are asking shareholders to approve an amendment to our equity incentive plan to increase plan shares reserved for issuance. The ability to grant equity awards is crucial to recruiting and retaining the best personnel. If shareholders do not approve the amendment to our 2021 Equity Incentive Plan at the Annual Meeting, we may be unable to continue to grant equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

 See Page 126

The Board recommends a vote **"FOR"** the approval of an amendment to our 2021 Equity Incentive Plan to increase plan shares reserved for issuance.

PROPOSAL 6

Shareholder Proposal

We are asking shareholders to vote against a shareholder proposal for the Company to publish a report disclosing if and how the Company is protecting 401(k) plan beneficiaries from increased future portfolio risk created by present-day investments in high-carbon companies. Our 401(k) plan provides participants with a diverse array of investment options, including a self-directed brokerage option that allows participants to invest outside of the plan, enabling participants to choose investments in a way that aligns with their financial goals, risk tolerances and investment preferences. In addition, the plan fiduciary is required to make investment determinations in a prudent manner and based on relevant risk-return investment options. By focusing too narrowly on climate risks, the proposal risks putting undue pressure on the plan fiduciary to make decisions that are not in the best interests of the participants.

 See Page 138

The Board recommends a vote **"AGAINST"** the approval of a shareholder proposal for the Company to report on climate risks to retirement plan beneficiaries.

Election of Directors

Our Board is composed of ten members and is divided into three staggered classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board may have the effect of delaying or preventing changes in control of the Company.

The following Class I directors have been nominated for election to the Board at the Annual Meeting:

- **Rt Hon Sir John Key**
- **Mary Pat McCarthy**
- **Nir Zuk**

The sections titled "*Board Skills and Experience Matrix*" and "*Directors*" on pages 54 and 55 of this proxy statement contain more information about the leadership skills and other experiences that helped the Governance and Sustainability Committee and our Board to determine that these nominees should serve as directors of the Company.

REQUIRED VOTE

We have implemented a majority voting standard for uncontested elections of directors. Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.



Majority Voting Standard

In May 2022, adopted majority voting for uncontested elections of directors, including a resignation policy in the event a director does not receive a majority of the vote.

Pursuant to our Corporate Governance Guidelines, a director shall promptly tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Governance and Sustainability Committee will act on a prompt basis to determine whether to recommend that our Board accept the director's resignation and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. The Board will act within 90 days following certification of the shareholder vote, and will promptly publicly disclose its decision in a filing with the SEC. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at https://investors.paloaltonetworks.com.

If you are a shareholder of record and you sign your proxy card, or vote by telephone or over the Internet, but do not give instructions with respect to the voting of directors, your shares will be voted "For" the re-election of Rt Hon Sir John Key, Mary Pat McCarthy and Nir Zuk. We expect that each of Rt Hon Sir John Key, Mary Pat McCarthy and Nir Zuk will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board to fill such vacancy. If you wish to give specific instructions with respect to the voting of directors, you may do so by indicating your instructions on your proxy card or when you vote by telephone or over the Internet. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your shares will not be voted on this matter.

Recommendation of the Board
The Board recommends that you vote **"FOR"** each of the nominees named above.

 

Director Tenure and Refreshment

The Board generally believes that a mix of long-and shorter-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess, and the fresh perspectives contributed by newer directors. With the additions of Aparna Bawa, Dr. Helene Gayle, Lorraine Twohill and Rt Hon Sir John Key in fiscal 2019 through fiscal 2021, we added directors who have brought their experiences and fresh perspectives to our Board's deliberations.

As of July 31, 2024, our independent directors will have served an average of 8.4 years on the Board. Overall, our Board, including both independent and non-independent directors, will have an average tenure of 9.2 years. We believe that this mix of tenure on the Board represents a collection of individuals with both new perspectives and deep institutional knowledge.

Board Diversity

Our Corporate Governance Guidelines embody our Board's commitment to actively seek out women and minority candidates as well as candidates with diverse backgrounds, experiences and skills. Our Board believes representation of gender, race, ethnic, geographic, cultural or other diverse perspectives expands the Board's understanding of the needs and viewpoints of our customers, partners, employees and other stakeholders worldwide.

Our directors reflect diverse perspectives, including a complementary mix of skills, experience and backgrounds that we believe are paramount to our ability to represent your interests as shareholders. As part of our ongoing commitment to creating a balanced Board with diverse viewpoints and deep industry expertise, we added four new independent directors in fiscal 2019 through fiscal 2021 to infuse new ideas and fresh perspectives in the boardroom, two of whom are women of color. As of July 31, 2024, 50% of our independent directors as a group and 50% of our full Board can be considered diverse based on self-identified demographic background, and 40% of our Board members self-identify as women.

DIRECTOR TENURE

8.4 years
(independent directors)

9.2 years
(all directors)

Since 2019:

4
new independent directors

BOARD DIVERSITY



50%

50% of our Board can be considered diverse based on self-identified demographic background

Board Skills and Experience Matrix

Our Board has taken a thoughtful approach to board composition to ensure that our directors have backgrounds that collectively add significant value to the strategic decisions made by the Company and that enable them to provide oversight of management to ensure accountability to our shareholders. The Board and the Governance and Sustainability Committee believe the skills, qualities, attributes, experience and diversity of backgrounds of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders.

	Arora	Bawa	Donovan	Eschenbach	Gayle	Goetz	Key	McCarthy	Twohill	Zuk
Industry and IT/Technical Expertise Deep insight in the cybersecurity and IT technology industry to oversee our business and the risks we face	✓	✓	✓	✓		✓				✓
Senior Leadership Experience Senior leaders with the experience to analyze, advise and oversee management in decision making, operations and policies	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Knowledge and Expertise Knowledge of financial markets, financing and accounting and financial reporting processes	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Diverse Backgrounds and Experiences Diverse backgrounds and experiences provide unique perspectives and enhance decision-making	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Cybersecurity / Information Security / Security Expertise overseeing cybersecurity, privacy, and information security management	✓	✓	✓	✓		✓				✓
Sales, Marketing and Brand Management Experience Sales, marketing, and brand management experience providing expertise and guidance to grow sales and enhance our brand	✓		✓	✓					✓	✓
Global/International Experience Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business	✓	✓	✓	✓	✓		✓	✓	✓	✓
Risk Management Experience in risk oversight and management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Emerging Technologies and Business Models Experience Experience identifying and developing emerging technologies and business models to advise, analyze and strategize regarding emerging technologies, business models and potential acquisitions	✓	✓	✓	✓		✓	✓		✓	✓
Human Capital Management Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience and Corporate Governance Experience understanding the dynamics and operation of a public company, and corporate governance requirements and compliance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Directors

Nominee Directors



Right Honorable Sir John Key | 62

INDEPENDENT

Director Since: 2019

Committee Membership:
Audit Committee, Compensation and People Committee (Chair), Security Committee

Other Current Public Company Boards:
None

Skills and Experience:



BACKGROUND

Right Honorable Sir John Key has served as a member of our Board since April 2019. Sir John was a Member of Parliament for Helensville in New Zealand until April 2017. Sir John served as Prime Minister of New Zealand from November 2008 to December 2016 having commenced his political career as a Member of Parliament for Helensville in July 2002. Prior to his political career, he had a nearly twenty-year career in international finance, primarily for Bankers Trust of New Zealand and Merrill Lynch in Singapore, London and Sydney. Sir John serves on the board of directors of several privately held companies. He previously served on the board of directors of Air New Zealand Limited, a public airline, from 2017 to 2020 and ANZ Bank New Zealand Ltd and was also a member of the board of directors of the parent Australia & New Zealand Banking Group Ltd, a public bank that provides various banking and financial products and services, from 2018 to 2024. Sir John has a Bachelor of Commerce in Accounting from the University of Canterbury.

QUALIFICATIONS AND EXPERIENCE

Sir John was selected to serve on our Board due to his global business leadership and extensive financial, capital markets, and management expertise as former Prime Minister of New Zealand, his extensive background in foreign affairs, and his career in investment banking and finance. He brings extensive experience in policy-making and a global business perspective from his experience and service on other boards, which is especially valuable to us as we grow internationally.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Cybersecurity   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience



Mary Pat McCarthy | 69

INDEPENDENT

Director Since: 2016

Committee Membership:
Audit Committee (Chair),
Security Committee, Corporate
Development Committee

**Other Current Public
Company Boards:**
Micron Technology

Skills and Experience:



BACKGROUND

Mary Pat McCarthy has served as a member of our Board since October 2016. Ms. McCarthy, now retired, served as Vice Chair of KPMG LLP, the U.S. member firm of the global audit, tax and advisory services firm, until 2011 after attaining such position in 1998. She joined KPMG LLP in 1977 and became a partner in 1987. She held numerous senior leadership positions in the firm, including Executive Director of the KPMG Audit Committee Institute from 2008 to 2011, Leader of the KPMG Client Care program from 2007 to 2008, U.S. Leader, Industries and Markets from 2005 to 2006, and Global Leader, Information, Communication and Entertainment Practice from 1998 to 2004. Ms. McCarthy also served on KPMG's Management and Operations Committees. Ms. McCarthy earned a Bachelor of Science degree in Business Administration from Creighton University and completed the University of Pennsylvania Wharton School's KPMG International Development Program. Ms. McCarthy serves as a director of Micron Technology, Inc., a producer of semiconductor devices and previously served on the board of directors of Mutual of Omaha, an insurance company, from 2012 to 2018 and Andeavor Corporation (formerly Tesoro Corporation), a global energy corporation from 2012 to 2018.

QUALIFICATIONS AND EXPERIENCE

Ms. McCarthy was selected to serve on our Board because of her deep technical expertise in financial and accounting matters from her experience as the Vice Chair of KPMG LLP, advising numerous companies on financial and accounting matters, as well as her leadership experience as a member of management at KPMG. She is an "audit committee financial expert" with over 40 years of experience in finance, operations and risk management oversight of technology companies, particularly publicly traded companies with knowledge of complex global financial and business matters. In addition, she brings a global business perspective and contributes valuable insights and perspectives to our business and operations from her service on other boards.



Nir Zuk | 53

Director Since: 2005

Committee Membership:
None

**Other Current Public
Company Boards:**
None

Skills and Experience:



BACKGROUND

Nir Zuk is one of our founders and has served as our Chief Technology Officer and as a member of our Board since March 2005. From April 2004 to March 2005, Mr. Zuk was Chief Security Technologist at Juniper Networks, Inc., a supplier of network infrastructure products and services. From September 2002 until its acquisition by Juniper in April 2004, Mr. Zuk was Chief Technology Officer at NetScreen Technologies, Inc., a provider of ASIC-based Internet security systems. In December 1999, Mr. Zuk co-founded OneSecure, Inc., a provider of prevention and detection appliances, and was Chief Technical Officer until its acquisition by NetScreen in September 2002. From 1994 to 1999, Mr. Zuk served in several technical roles, including Principal Engineer at Check Point Software Technologies Ltd., an enterprise software security company. Mr. Zuk attended Tel Aviv University where he studied Mathematics.

QUALIFICATIONS AND EXPERIENCE

Mr. Zuk is a co-founder of Palo Alto Networks, a network security expert and brings a wealth of network security knowledge and industry experience to Palo Alto Networks. He brings business leadership, operational experience, risk management oversight experience, and experience developing technology. He has an in-depth knowledge of the technology and cybersecurity industries.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Cybersecurity   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

Continuing Directors



Nikesh Arora | 56

Director Since: 2018

Committee Membership:
Corporate Development Committee

Other Current Public Company Boards:
Compagnie Financière Richemont

Skills and Experience:



BACKGROUND

Nikesh Arora has served as the Chair of our Board and Chief Executive Officer since June 2018. Prior to joining us, from 2016 through 2018 Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company ("SoftBank"). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Compagnie Financiere Richemont S.A., a public Switzerland-based luxury goods holding company. Mr. Arora previously served on the boards of Sprint Corp., a communications services company, from November 2014 to June 2016, Colgate-Palmolive Company, a worldwide consumer products company focused on the production, distribution and provision of household, health care and personal care products, from March 2012 to September 2014, SoftBank from 2014 to 2016, and Yahoo! Japan, an internet company, from 2015 to 2016. Mr. Arora holds an M.S. in Business Administration from Northeastern University, an M.S. in Finance from Boston College, and a B.Tech in electrical engineering from the Institute of Technology at Banaras Hindu University.

QUALIFICATIONS AND EXPERIENCE

Mr. Arora was chosen to serve on our Board due to his leadership skills and experience as the chief architect of the Company's strategic vision, as well as his thorough knowledge of all aspects of our business. Through his extensive career in executive leadership, he brings expertise in leading and scaling technology businesses, risk management oversight, and in-depth knowledge of the cybersecurity and technology sectors.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Cybersecurity   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience

---



Aparna Bawa | 46

INDEPENDENT

Director Since: 2021

Committee Membership:
Audit Committee, Compensation and People Committee, Security Committee, Corporate Development Committee

Other Current Public Company Boards:
None

Skills and Experience:



BACKGROUND

Aparna Bawa has served as a member of our Board since May 2021. Ms. Bawa has served as the Chief Operating Officer of Zoom Video Communications, Inc., a video communications company, since May 2020 and its Secretary since February 2024. Ms. Bawa served as Zoom's Chief Legal Officer from August 2019 to May 2020, its General Counsel from September 2018 to May 2020 and its Secretary from December 2018 to November 2020. Prior to Zoom Video Communications, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

QUALIFICATIONS AND EXPERIENCE

Ms. Bawa was selected to serve on our Board due to her senior leadership and management experience at public technology companies, risk management oversight expertise, and legal and business operations expertise. She has extensive experience in technology companies.



John M. Donovan | 63

LEAD INDEPENDENT DIRECTOR

Director Since: 2012

Committee Membership:
Compensation and People Committee, Governance and Sustainability Committee (Co-Chair), Security Committee (Chair), Corporate Development Committee (Chair)

Other Current Public Company Boards:
Lockheed Martin Corporation

Skills and Experience:



BACKGROUND

John M. Donovan has served as a member of our Board since September 2012. Since May 2019, Mr. Donovan has served as Chair of The President's National Security Telecommunications Advisory Committee. Mr. Donovan worked at AT&T Inc., a provider of telecommunication services, since April 2008, first as Chief Technology Officer and subsequently as Chief Executive Officer—AT&T Communications until his resignation, effective October 1, 2019. From November 2006 to April 2008, Mr. Donovan was Executive Vice President of Product, Sales, Marketing and Operations at Verisign. From November 2000 to November 2006, Mr. Donovan served as Chair and CEO of inCode Telecom Group Inc., a provider of strategy and consulting services to the telecommunications industry. Prior to joining inCode, Mr. Donovan was a Partner with Deloitte Consulting where he was the Americas industry practice director for telecommunications. Mr. Donovan serves on the board of directors of Lockheed Martin Corporation, an aerospace, defense and technology company. Mr. Donovan holds a B.S. in Electrical Engineering from the University of Notre Dame and an M.B.A. from the University of Minnesota.

QUALIFICATIONS AND EXPERIENCE

Mr. Donovan was selected to serve on our Board because of his technical knowledge and extensive business leadership, management, operations and risk management oversight experience, as a result of serving as the Chief Technology Officer and later the Chief Executive Officer of AT&T Communications. He is skilled in overseeing global information, software development, supply chain, network operations and big data organizations and has expertise in cybersecurity, artificial intelligence and machine learning.

Industry and IT/Technical Senior Leadership Financial Diverse Backgrounds and Experiences Cybersecurity Sales, Marketing and Brand Management

Global/International Governance, Risk Oversight and Compliance Emerging Technologies and Business Models Human Capital Management Public Company Board Experience



Carl Eschenbach | 57

INDEPENDENT

Director Since: 2013

Committee Membership:
Security Committee

Other Current Public Company Boards:
Workday

Skills and Experience:



BACKGROUND

Carl Eschenbach has served as a member of our Board since May 2013. Mr. Eschenbach is CEO of Workday, Inc., an on-demand financial management and human capital management software vendor, a position he has held since December 2022. Prior to Workday, Mr. Eschenbach was a general partner at Sequoia Capital Operations, LLC, a venture capital firm, since April 2016. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach served as Chief Operating Officer and President of VMware, Inc., a provider of cloud and virtualization software and services, a role he held from December 2012 to February 2016. Mr. Eschenbach previously served as VMware's President and Chief Operating Officer from April 2012 to December 2012, as VMware's Co-President, Customer Operations from January 2011 to April 2012 and as VMware's Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware in 2002, he was Vice President of North America Sales at Inktomi from 2000 to 2002. Mr. Eschenbach also held various sales management positions with 3Com Corporation, Lucent Technologies Inc. and EMC. Mr. Eschenbach currently serves on the board of Workday, Inc. Mr. Eschenbach received an electronics technician diploma from DeVry University.

QUALIFICATIONS AND EXPERIENCE

Mr. Eschenbach was selected to serve on our Board because of his extensive experience in the technology industry and his previous public company management experience. He brings to our Board over 30 years of operational and sales experience in the technology industry, and has extensive experience in risk management oversight and scaling large organizations, as well as a deep knowledge of high-growth companies. Mr. Eschenbach also has extensive public company board experience.

Industry and IT/Technical   Senior Leadership   Financial   Diverse Backgrounds and Experiences   Cybersecurity   Sales, Marketing and Brand Management

Global/International   Governance, Risk Oversight and Compliance   Emerging Technologies and Business Models   Human Capital Management   Public Company Board Experience



Dr. Helene D. Gayle | 68

INDEPENDENT

Director Since: 2021

Committee Membership:
Governance and Sustainability Committee, Security Committee

Other Current Public Company Boards:
Organon, The Coca-Cola Company

Skills and Experience:



BACKGROUND

Dr. Helene D. Gayle has served as a member of our Board since May 2021. Dr. Gayle has been President of Spelman College since July 2022. Prior to this position, Dr. Gayle served as President and Chief Executive Officer of The Chicago Community Trust, a community foundation dedicated to improving the Chicago region through strategic grant making, civic engagement and inspiring philanthropy, from 2017 to 2022. Dr. Gayle previously served as Chief Executive Officer of McKinsey Social Initiative, an independent non-profit organization, from 2015 to 2017 and as President and Chief Executive Officer of CARE USA, a leading international humanitarian organization, from 2006 to 2015. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984, and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Dr. Gayle earned a Bachelor of Arts degree in Psychology from Barnard College of Columbia University, an M.D. from University of Pennsylvania and a Masters in Public Health from Johns Hopkins University. She currently serves as a member of the board of directors of The Coca-Cola Company, a beverage company, and Organon & Co., a pharmaceutical company. Dr. Gayle previously served as a member of the board of directors of Colgate-Palmolive Company, a global consumer products company, from 2010 to 2021.

QUALIFICATIONS AND EXPERIENCE

Dr. Gayle was selected to serve on our Board because of her senior leadership and chief executive officer experience and broad international exposure and emerging market experience, as well as her governmental and non-profit expertise, risk management expertise and corporate governance experience as a director of private and public companies.

Industry and IT/Technical | Senior Leadership | Financial | Diverse Backgrounds and Experiences | Cybersecurity | Sales, Marketing and Brand Management

Global/International | Governance, Risk Oversight and Compliance | Emerging Technologies and Business Models | Human Capital Management | Public Company Board Experience

---

paloalto NETWORKS



James J. Goetz | 58

INDEPENDENT

Director Since: 2005

Committee Membership:
Audit Committee, Corporate
Development Committee,
Security Committee

**Other Current Public
Company Boards:**
Intel

Skills and Experience:



BACKGROUND

James J. Goetz has served as a member of our Board since April 2005. Mr. Goetz has been a managing member of Sequoia Capital Operations, LLC, a venture capital firm, since June 2004, where he focuses on cloud, mobile, and enterprise companies. Mr. Goetz currently serves on the board of directors of Intel Corporation and several privately held companies. Mr. Goetz has previously served on the boards of directors of Barracuda Networks, Inc., a data security and storage company from 2009 to 2017, Nimble Storage, Inc., a data storage company, from 2007 to 2017, Jive Software, Inc., a provider of social business software, from 2007 until 2015, and Ruckus Wireless, Inc., a manufacturer of wireless (Wi-Fi) networking equipment, from 2012 until 2015. Mr. Goetz holds an M.S. in Electrical Engineering with a concentration in Computer Networking from Stanford University and a B.S. in Electrical Engineering with a concentration in Computer Engineering from the University of Cincinnati.

QUALIFICATIONS AND EXPERIENCE

Mr. Goetz was selected to serve on our Board because of his senior leadership, technology, information technology (IT), business development and cybersecurity experience, and knowledge of emerging technologies, arising from his experience as a partner of a venture capital firm, where he focuses on cloud mobile, and enterprise technology investments, as well as providing guidance and counsel to a wide variety of internet and technology companies. He also brings his experience as a senior management leader in network, data security and storage, software, and manufacturing companies, through various senior roles and other board experiences. Mr. Goetz also has extensive public company board experience.



Lorraine Twohill | 53

INDEPENDENT

Director Since: 2019

Committee Membership:
Governance and Sustainability
Committee (Co-Chair),
Security Committee

**Other Current Public
Company Boards:**
None

Skills and Experience:



BACKGROUND

Lorraine Twohill has served as a member of our Board of directors since April 2019. Ms. Twohill currently serves as Google LLC's (formerly Google, Inc.) Chief Marketing Officer, a position she has held since June 2009. From July 2003 until June 2009, Ms. Twohill served as Google's Head of Marketing Europe, Middle East and Africa. Ms. Twohill previously served on the board of directors of Williams-Sonoma, Inc., a consumer retail company that sells kitchenwares and home furnishings, from January 2012 until May 2017. Ms. Twohill holds joint honours degrees in International Marketing and Languages from Dublin City University.

QUALIFICATIONS AND EXPERIENCE

Ms. Twohill was selected to serve on our Board due to her leadership skills and extensive marketing knowledge, with over 25 years of experience. She has deep management and business operations experience, as well as risk management oversight experience. She provides the Board with valuable insights into brand management and the global issues facing technology companies today.

Industry and IT/Technical	Senior Leadership	Financial
Diverse Backgrounds and Experiences	Cybersecurity	Sales, Marketing and Brand Management
Global/International	Governance, Risk Oversight and Compliance	Emerging Technologies and Business Models
Human Capital Management	Public Company Board Experience	

The demographic information presented below for our directors is based on voluntary self-identification by each director. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Listing Rule 5605(f). Additional biographical information of our directors and executive officers as of July 31, 2024 is set forth above.

BOARD DIVERSITY MATRIX (AS OF OCTOBER 29, 2024)

Total Number of Directors		10		
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	4	6	0	0
Part II: Demographic Background				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	1	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	2	5	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+		0		
Did Not Disclose Demographic Background		0		

Identification and Evaluation of Director Nominees

Our Governance and Sustainability Committee uses a variety of methods for identifying and evaluating director nominees. The Governance and Sustainability Committee regularly assesses the appropriate size, composition and needs of our Board and its respective committees, and the qualification of candidates considering these needs. Some of the qualifications that our Governance and Sustainability Committee considers include issues of character, integrity, judgment, diversity (including gender and race), experience of relevance to us and the Board, independence, age, area of expertise, potential conflicts of interest and other commitments. These factors may be weighted differently depending on the individual being considered or the needs of the Board at the time.

Nominees must also be able to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available, in the judgment of our Governance and Sustainability Committee, to perform all Board and committee responsibilities. Members of our Board are expected to prepare for, attend, and actively participate in all Board and applicable committee meetings.

Other than the foregoing, there are no stated minimum criteria for director nominees, although our Governance and Sustainability Committee maintains a documented candidate selection process, which contains certain guidelines for selection criteria, and provides that they may also consider such other factors as it may deem, from time to time, are in Palo Alto Networks and our shareholders' best interests. In furtherance of this, our Governance and Sustainability Committee seeks to balance the background and experience of the members of the Board by ensuring that the following categories of criteria, among others, are collectively represented by our Board members: relevant industry and technical expertise; senior leadership experience; financial knowledge and expertise; relevant cybersecurity and information security knowledge; sales, marketing and brand management experience; global business experience; risk management experience; experience with emerging technologies; human capital management experience; and public company board and corporate governance. Our Governance and Sustainability Committee will also seek appropriate input from our Chief Executive Officer, from time to time, in assessing the needs of our Board for relevant background, experience, diversity and skills of its members.

Our Governance and Sustainability Committee considers diversity (whether based on broader principles such as diversity of perspective, experiences, and expertise, as well as factors commonly associated with diversity such as gender, race or national origin) in connection with its evaluation of director candidates, including the evaluation and determination of whether to re-nominate incumbent directors. The committee also considers these and other factors as it oversees the annual Board and committee evaluations. The committee seeks qualified and diverse director candidates, including women and individuals from minority groups, to include in the pool from which director candidates are chosen. Any search firm retained by the committee to find director candidates would be instructed to account for these considerations, including diversity.

Shareholder Recommendations for Nominations to the Board of Directors

Our Governance and Sustainability Committee will consider candidates for directors recommended by shareholders, so long as such recommendations comply with our certificate of incorporation, amended and restated bylaws and applicable laws, rules and regulations, including those promulgated by The Nasdaq Stock Market ("Nasdaq") and the SEC. The Governance and Sustainability Committee will evaluate the recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible shareholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending shareholder, evidence of the recommending shareholder's ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our Board. Our Governance and Sustainability Committee has discretion to decide which individuals to recommend for nomination as directors.

Director Independence

Our common stock is listed on Nasdaq. Under Nasdaq listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit and compensation committees be independent, and that the nomination of all directors be by either a majority of its independent directors or a committee composed solely of independent directors. Under Nasdaq regulations, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing standards. In order to be considered independent for purposes of Rule 10A-3, a member of a listed company's audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing standards. In order for a member of a listed company's compensation committee to be considered independent for purposes of Nasdaq listing standards, the listed company's board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the listed company that is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by the listed company to such director; and (2) whether such director is affiliated with the listed company, a subsidiary of the listed company, or an affiliate of a subsidiary of the listed company.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that each of Mmes. Bawa, McCarthy and Twohill, Dr. Gayle and each of Messrs. Donovan, Eschenbach, Goetz, and Rt Hon Sir John Key do not have a material relationship with our Company, either directly or indirectly, that would interfere with the exercise of

independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq listing standards. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled "*Related Person Transactions*." There are no family relationships among any of the Company's directors or executive officers.

Director Compensation

Our Governance and Sustainability Committee has approved a policy for the compensation of the non-employee members of our Board (the "Director Compensation Policy") to attract, retain and reward these individuals and align their financial interests with those of our shareholders. There is no cash compensation paid under the Director Compensation Policy.

Initial Award. Under the Director Compensation Policy, when an eligible director initially joins our Board, the eligible director receives an initial award of restricted stock units for shares of our common stock ("RSUs") having a value of $1 million (as determined based on the average closing price of our common stock on Nasdaq during the month prior to the month in which the grant is made). This initial award will vest as to one third of the shares covered by the RSU award on the first anniversary of the date the eligible director joined our board of directors, and the remaining shares covered by the RSU will vest quarterly over the following two years, subject to the director's continued service as of each such date.

Annual Award. Under the Director Compensation Policy, at each annual meeting of shareholders, each eligible director receives an annual RSU award having a value equal to $300,000 (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days ending on the business day prior to the annual meeting). In addition, at each annual meeting of shareholders, our Lead Independent Director receives an additional annual RSU award having a value equal to $50,000 (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days ending on the business day prior to the annual meeting). All annual awards, including the annual awards to the Lead Independent Director, will vest quarterly over a period of one year, subject to the director's continued service as of each such date.

Committee Awards. At each annual meeting of shareholders, the chairpersons and members of the five standing committees of our Board will receive additional annual RSU awards for committee service having the following values (as determined based on the average closing price of our common stock on Nasdaq during the 30 calendar days ending on the business day prior to the annual meeting). The amounts of the annual awards and the Lead Independent Director and Committee awards are illustrated below.

Any eligible director who serves as chairperson of a committee is not entitled to a member retainer for the same committee. The committee RSU awards will vest quarterly over a period of one year, subject to the director's continued service as of each such date. The annual RSU award and retainer is illustrated in the charts below.



$300,000
Annual Award

+

Committee and Lead Independent Director Annual Retainer [(1)]

Lead Independent Director $50,000
Audit Committee Chair $35,000
Audit Committee Member $20,000
Compensation and People Committee Chair $25,000
Compensation and People Committee Member $15,000
Governance and Sustainability Committee Chair $15,000
Governance and Sustainability Committee Member $10,000
Security Committee Member Chair $50,000
Security Committee Member $50,000

(1) No additional compensation is paid for serving on the Corporate Development Committee.

Fiscal 2024 Director Compensation Table

The following table presents summary information regarding the compensation paid to our non-employee directors for our fiscal year ended July 31, 2024.

Director	Stock Awards[1]	Total
Aparna Bawa[2]	$427,506	$427,506
John M. Donovan[2]	$477,622	$477,622
Carl Eschenbach[2]	$388,698	$388,698
Dr. Helene D. Gayle[2]	$399,699	$399,699
James J. Goetz[3]	–	–
Rt Hon Sir John Key[2]	$438,507	$438,507
Mary Pat McCarthy[2]	$427,506	$427,506
Lorraine Twohill[2]	$405,199	$405,199

[1] The amounts reported in this column represent the aggregate grant date fair value of each RSU award during our fiscal 2024 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2024. These amounts do not necessarily correspond to the actual value that may be recognized by the director upon the vesting of such awards.

[2] As of July 31, 2024, Ms. Bawa held 700 RSUs, Mr. Donovan held 782 RSUs, Mr. Eschenbach held 636 RSUs, Dr. Gayle held 654 RSUs, Rt Hon Sir John Key held 718 RSUs, Ms. McCarthy held 700 RSUs and Ms. Twohill held 663 RSUs.

[3] Mr. Goetz receives no compensation.

Director Stock Ownership Guidelines

Our Board believes that our directors should hold a meaningful financial stake in our Company in order to further align their interests with those of our shareholders and therefore adopted stock ownership guidelines in fiscal 2017. Under the guidelines, each non-employee director must own Company stock with a value of five times the annual retainer for board service within five years of such director's initial appointment or election date. As of September 23, 2024, all of our non-employee directors comply with our stock ownership guidelines.

Director Attendance

During our fiscal year ended July 31, 2024, the Board held seven meetings (including regularly scheduled and special meetings), and no director attended fewer than 75% of the total number of meetings of the Board and the committees of which he or she was a member.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of shareholders, we encourage, but do not require, our directors to attend. Half of our directors attended our 2023 Annual Meeting of Shareholders, either telephonically or by video conference.

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our financial statements for our fiscal year ending July 31, 2025. EY has served as our independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending July 31, 2025. Our Audit Committee is submitting the selection of EY to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from our shareholders.

Notwithstanding the selection of EY and even if our shareholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of Palo Alto Networks and its shareholders. If our shareholders do not ratify the appointment of EY, our Audit Committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by EY for our fiscal years ended July 31, 2023 and 2024.

	2023	2024
Audit Fees[1]	$6,401,000	$6,980,000
Audit-Related Fees[2]	—	—
Tax Fees[3]	1,460,000	$1,347,000
All Other Fees[4]	9,000	$ 11,000
Total	$7,870,000	$8,338,000

[1] Audit fees consist of professional services rendered in connection with (a) the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, (b) review of our quarterly consolidated financial statements presented in our Quarterly Reports on Form 10-Q, (c) professional services provided for new and existing statutory audits of subsidiaries or affiliates of the Company, and (d) other regulatory filings.

[2] Audit-Related fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include acquisition due diligence services, technical accounting guidance and other attestation services.

[3] Tax Fees consist of fees for professional services for federal, state and international tax compliance and tax planning.

[4] All Other Fees includes fees for professional services other than these services reported above. These services specifically relate to subscriptions to an accounting regulatory database.

Auditor Independence

In our fiscal year ended July 31, 2024, there were no other professional services provided by EY that would have required our Audit Committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (the "PCAOB") regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to our Audit Committee for approval:

- **Audit services.** Audit services include work performed for the audit of our financial statements and the review of financial statements included in our quarterly reports, as well as subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on our consolidated financial statements.

- **Audit-related services.** Audit-related services are for assurance and related services that are (1) reasonably related to the performance of the audit or review of our financial statements (2) are traditionally performed by our independent registered public accounting firm and (3) not covered above under "audit services."

- **Tax services.** Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice and tax planning.

- **Other services.** Other services are those services not described in the other categories.

Our Audit Committee pre-approves particular services or categories of services on a case-by-case basis. The fees are budgeted, and our Audit Committee requires our independent registered public accounting firm and management to report actual fees versus budgeted fees periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, (a) if the additional services do not require specific approval by the Audit Committee, a detailed description of the services will be submitted to the Chief Financial Officer or Chief Accounting Officer, who will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee and the Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor, or (b) if the additional services require specific approval by the Audit Committee, they will be submitted for pre-approval to the Audit Committee by both the independent auditor and the Chief Financial Officer or Chief Accounting Officer, and shall only be submitted if the independent auditor and such officer mutually agree that the request or application is consistent with the SEC's rules on auditor independence. All fees paid to EY for our fiscal year ended July 31, 2024 were pre-approved by our Audit Committee.

REQUIRED VOTE

The ratification of the appointment of EY as our independent registered public accounting firm requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions are treated as shares present virtually or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of the vote.



Recommendation of the Board

The Board recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young LLP.

Report of the Audit Committee

The Audit Committee consists of Mmes. Bawa and McCarthy, Mr. Goetz and Rt Hon Sir John Key. Each member of the committee is an independent director as required by the listing standards of Nasdaq and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Investor Information portion of our website at https://investors.paloaltonetworks.com/. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

The Audit Committee assists our Board in the Board's oversight and monitoring of:

- Accounting and financial reporting processes and internal controls as well as the audit and integrity of our financial statements;
- The qualifications, independence and performance of our independent registered public accounting firm;
- The performance of our internal audit function;
- Compliance with applicable law; and
- Risk assessment and risk management pertaining to financial, accounting and tax matters of the Company.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, EY, is responsible for auditing these financial statements and the Audit Committee oversees these activities. It is not the responsibility of the Audit Committee to prepare or certify our financial statements or guarantee the audits or reports of the independent auditors. These are the fundamental responsibilities of management and our independent registered public accounting firm.

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by EY. In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management and EY;
- Discussed with EY the applicable requirements of the PCAOB and the SEC; and
- Received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended July 31, 2024, for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board:

Mary Pat McCarthy (Chair)
Aparna Bawa
James J. Goetz
Rt Hon Sir John Key

Advisory Vote on the Frequency of Advisory Votes on Named Executive Officer Compensation

Shareholders have the opportunity to advise the board of directors, on an advisory or non-binding basis, whether we should conduct an advisory (non-binding) vote to approve named executive officer compensation every one, two or three years.

While our compensation strategies are related to both short-term and longer-term business outcomes, we realize that compensation decisions are made annually. We also believe that an annual advisory vote on named executive officer compensation will give us more frequent feedback on our compensation disclosures and named executive officer compensation program. The board of directors has determined that holding an advisory vote on named executive officer compensation every year continues to be the most appropriate policy for us at this time, and recommends that shareholders vote for future advisory votes on named executive officer compensation to occur each year.

REQUIRED VOTE

The affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon is required to determine, on an advisory basis, our shareholders' preference regarding the frequency of holding future advisory votes on named executive officer compensation. You may indicate whether you would prefer an advisory vote on executive compensation every "1 year," "2 years," or "3 years," or you may "abstain" from voting on this proposal. However, in the event that no voting option receives a majority, the Compensation and People Committee will consider the voting option that receives the greatest number of votes to be the preference of our shareholders. Abstentions will be included in the total number of shares present and entitled to vote to tabulate whether a majority has been obtained. Broker non-votes will have no effect on the outcome of this proposal.

Because this vote is advisory, it will not be binding on the Board. However, the Compensation and People Committee and the Board will consider the outcome of the shareholder vote, along with other relevant factors, in recommending and determining, respectively, a voting frequency for holding future advisory votes on named executive officer compensation.



Recommendation of the Board

The Board recommends that you vote for a frequency of once every **"ONE YEAR"** for the advisory vote on named executive officer compensation.

Advisory Vote on the Compensation of our Named Executive Officers

We are providing our shareholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the rules and regulations of the SEC in the "Executive Compensation" section of this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The say-on-pay vote is advisory, and therefore is not binding on us, our Compensation and People Committee or our Board. The say-on-pay vote will, however, provide information to us regarding shareholder sentiment about our executive compensation philosophy, policies and practices, which our Compensation and People Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our Compensation and People Committee value the opinions of our shareholders and to the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with shareholders to better understand the concerns that influenced the vote and our Compensation and People Committee will evaluate whether any actions are necessary to address those concerns. We currently conduct advisory votes on our named executive officer compensation on an annual basis, and we expect to conduct our next advisory vote at our 2025 annual meeting of shareholders.

We believe that the information we have provided in this "*Executive Compensation*" section, and in particular the information discussed in the sections titled "*Executive Compensation—Letter from our Compensation and People Committee*" and "*Executive Compensation—Compensation Discussion and Analysis*," demonstrates that our executive compensation program has been designed appropriately and is working to ensure management's interests are aligned with our shareholders' interests to support long-term value creation. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that Palo Alto Networks, Inc.'s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Palo Alto Networks, Inc.'s proxy statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules and regulations of the SEC, including the compensation discussion and analysis, the compensation tables and narrative discussion, and other related disclosure."

REQUIRED VOTE

The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

Recommendation of the Board

The Board recommends that you vote **"FOR"** the approval, on an advisory basis, of the compensation of our named executive officers.

 

Executive Compensation

Letter from our Compensation and People Committee



"We greatly respect and value the views of our fellow shareholders. Your insights played a central role in our deliberations, and drove several changes to our executive compensation program."

Dear Fellow Shareholders,

As members of the Compensation and People Committee, we recognize that we are leading this Company for the benefit of our shareholders. At our 2023 annual meeting of shareholders, 38% of the votes cast were in favor of the "Say-on-Pay" advisory resolution to approve our fiscal 2023 executive compensation program. We were disappointed in this outcome. In response, our Lead Independent Director and Compensation and People Committee member, John Donovan, and the Chair of our Compensation and People Committee, Rt Sir John Key, engaged in extensive shareholder feedback sessions to understand our shareholders' perspectives.

We are committed to ensuring that the Company retains and attracts individuals of outstanding character and ability, who are champions of our company culture and mission. To do so, we design programs that fairly compensate our employees and allow us to maintain a world-class leadership team, who can meet the challenges of a dynamic enterprise cybersecurity industry, characterized by constant change and innovation. As a committee, we strongly believe in, and are committed to, executing a pay-for-performance compensation philosophy that closely aligns executive compensation to our financial and operational performance. Our compensation programs have allowed us to maintain stability among our high-performing executive ranks, despite an intensely competitive industry where the demand for talent exceeds the supply of qualified candidates.

We believe that we have created an inclusive culture where our employees' diversity of traits, perspectives, and experiences come together to create solutions to the toughest cybersecurity challenges and serve the current and future needs of our customers. Our customers, and the employees of those customers, are located in jurisdictions all around the world. Serving them requires us to foster a culture of awareness and understanding of what our customers need, bold innovation to create solutions to meet those needs, and relentless execution to deploy those solutions. With the advent of a new generation of artificial intelligence tools and technologies that are transforming virtually every industry, including cybersecurity, and the increased volume and velocity of ever more sophisticated cyber attacks, we believe that it is even more imperative that we retain our excellent executive team.

Our executive team, led by Nikesh Arora, once again rose to the occasion in fiscal 2024, and kept us at the forefront of the cybersecurity industry through unabating innovation, including generating early momentum in our Secure AI by Design product offerings - Cortex XSIAM®, AI Access, AI-SPM and AI Runtime. Our executive team also had the foresight to look beyond immediate returns and, instead, focused on creating long-term shareholder value by embarking on and accelerating our "Platformization" strategy, which we believe is a transformative strategy from which our shareholders will reap meaningful returns in the future.

Fiscal 2024 Program Design

We believe that our fiscal 2024 compensation programs helped contribute to our outstanding financial performance, achieving record financial results for revenue, NGS ARR and EPS. Our executive compensation program for fiscal 2024 was designed in a structured and objective manner to ensure that compensation levels reflect our pay-for-performance philosophy, align compensation with our shareholders' interests, motivate our executives, are competitive, and reflect our shareholders' input and compensation best practices. This framework served as the basis upon which we structured, and made, fiscal 2024 compensation decisions:

- **Financial Performance.** Our fiscal financial and operation results measured against the Company's plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-, two- and three-year total shareholder return ("TSR") performance relative to our compensation peer group.
- **Strategic Objectives.** Our performance is measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for the other executive officers, including other named executive officers ("NEOs").

Consistent with this framework and our pay-for-performance philosophy, we designed our fiscal 2024 executive compensation program to provide strong rewards for strong performance, drive shareholder value creation, and require significant sustained performance to realize their full value. Our fiscal 2024 compensation program reflects the following principles:

- **Set Aggressive Targets.** We once again set aggressive performance targets. The fiscal 2024 portion of fiscal 2023 and fiscal 2024 performance stock unit awards resulted in **0% payout** attributable to fiscal 2024 performance, demonstrating our commitment to a pay-for-performance philosophy.
- **Stayed True to Our Commitments.** Although the Company shifted strategy early in fiscal 2024, we did not reset the fiscal 2024 equity awards performance targets.
- **Multiple Year Measurement Period. 100%** of fiscal 2024 NEO equity awards are performance based, require sustained performance over three years for any payout, and include a relative total shareholder return multiplier in addition to financial metrics, which aligns a significant portion of our executive compensation to long-term financial performance.
- **Portfolio of Performance Measures Aligned to Shareholder Value Creation.** We carefully evaluated the metrics that we believed will most impact long-term value for our shareholders and other stakeholders. For the executive cash incentive target, we used annual revenue growth and annual organic operating margin. For the fiscal 2024 executive equity awards, we used annual billings growth and set aggressive targets for annual billings growth. In addition, we tied achievement to a comparative analysis of our TSR performance to ensure that payout amounts are aligned with our stock price performance relative to that of our peer group.
- **Tied Compensation to ESG Goals.** We again included an ESG modifier to our cash incentive plan to ensure a linkage between compensation and our ESG goals, which provided for the calculated result to be adjusted up or down by up to 10% based on an ESG scorecard with climate, inclusion and diversity, and human capital metrics.
- **Best Practices.** During fiscal 2024, we adopted an SEC and Nasdaq-compliant compensation recovery policy and maintained a clawback policy for executives not covered by the SEC and Nasdaq required compensation recovery policy. We also continued a number of compensation best practices, including NEO stock ownership guidelines, a minimum one year post-vesting holding period for all grants to NEOs, the elimination of duplicative performance measures between our annual and long-term incentive plans, and an ESG modifier to our NEOs' cash incentive plan to ensure linkage between compensation and our ESG goals.

Shareholder Engagement and Fiscal 2025 Program Design

Understanding that you were not completely satisfied with our executive compensation program in fiscal 2024, we offered meetings to shareholders holding 61% of our outstanding shares (based on shareholder ownership, to our knowledge, as of June 30, 2024). Collectively, John Donovan and Sir John Key personally met with shareholders representing 33% of our outstanding shares. From your feedback, and the advice and input from our independent compensation consultant, Meridian Compensation Partners, we distilled a number of important changes to our executive compensation programs,

particularly to the equity compensation program, which we think address the core concerns raised by you. While some of the changes we are making in response to shareholder feedback, including the results of the "Say-on-Pay" advisory vote, could not fully be reflected in compensation decisions made for fiscal 2024 because certain of our fiscal 2024 pay decisions had already been made when that feedback was received, we have fully implemented these changes in our fiscal 2025 pay decisions, and reflected them in the equity awards for fiscal 2023 and fiscal 2024 where possible. The changes include:

- **Commitment Regarding One-Time Equity Awards to our CEO.** Our Compensation and People Committee has committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023.

- **Reduced Total Potential Payout.** For fiscal 2025, we have redesigned the performance-based restricted stock unit awards to **lower the maximum payout by 33.3%**, from 600% to 400% of the target performance-based restricted stock units.

- **Updated Performance Stock Unit Design.** For fiscal 2025, we updated the financial measures to align with our Platformization strategy, and introduced a second financial measure to drive balanced focus on Platformization and profitability. The two financial measures are annual NGS ARR to focus on Platformization and annual Non-GAAP EPS to focus on profitability.

- **Aligned Prior Awards to New Design and Reduced Total Potential Payout.** For our fiscal 2023 and fiscal 2024 NEO performance-based restricted stock unit awards, we reduced the maximum target payout consistent with the design for the fiscal 2025 awards and aligned the remaining performance periods under these awards (for fiscal 2025 and fiscal 2026) to the financial measures adopted for the fiscal 2025 awards. Accordingly, the **maximum payout has been lowered by 33.3%**, from 600% to 400%, and the new financial measures – annual NGS ARR and annual Non-GAAP EPS – will further align NEO compensation to the success of our Platformization strategy and focus on profitability.

- **Clearly Defined Cash Incentive Plan Performance Thresholds.** For our fiscal 2025 annual cash incentive plan design, we clearly identified the threshold performance levels for each metric required for the funding and payout of the cash incentive plan, such that if either metric (revenue and organic operating margin) is more than 10% below its respective target for fiscal 2025, then there will be no funding or payout of the cash incentive plan.

We are asking for your support of our executive compensation program and trust that you will agree that we have been responsive to your concerns. After gathering extensive feedback from shareholders and engaging an independent consulting firm, we believe that we have implemented a sustainable, best-in-class program that is supported by market practices aligned with best practices and responsive to the feedback we received from you, while continuing to be competitive and incentivize our proven and successful executive team

Thank you for your continued support and investment in Palo Alto Networks.

Sincerely,

The Compensation and People Committee

Rt Hon Sir John Key (Chair)
Aparna Bawa
John Donovan

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes in detail our executive compensation programs and the resulting pay decisions for our named executive officers ("NEOs").

Our Compensation and People Committee believes that the fiscal 2024 compensation of our NEOs is commensurate with our size and performance, the significant scope of their roles and responsibilities, and their strong leadership in a manner consistent with our corporate values of disruption, collaboration, execution, inclusion, and integrity.

Named Executive Officers

    

Nikesh Arora	**Dipak Golechha**	**William "BJ" Jenkins**	**Lee Klarich**	**Nir Zuk**
Chief Executive Officer, Chair of the Board	Executive Vice President, Chief Financial Officer	President	Executive Vice President, Chief Product Officer	Executive Vice President, Founder, Chief Technology Officer

CD&A HIGHLIGHTS

- Our fiscal 2024 executive compensation programs align with recognized best practices
- For fiscal 2024, our employees, led by our NEOs, delivered record financial results for our shareholders with total revenue of $8.03 billion, NGS ARR of $4.22 billion, RPO of $12.7 billion, and EPS of $7.28 (at and as of July 31, 2024)
- Our financial performance has led to strong financial returns, a one-year TSR at the 66th percentile, and three-year TSR at the 100th percentile, of our compensation peer group, and a return of capital to our shareholders through our stock buyback program
- We embarked on a bold and transformative strategy – Platformization – which we expect to be a key driver towards achieving our long-term financial performance goals
- We also remained at the forefront of innovation by launching other Secure AI by Design product offerings: AI Access Security ("AI Access"), AI Security Posture Management ("AI-SPM") and AI Runtime Security ("AI Runtime"), as well as our Precision AI™ security bundle, which leverages inline AI to counter AI attacks, consisting of Advanced DNS security, Advanced URL filtering, Advanced Threat Protection and Advanced WildFire®
- We engaged in discussions with shareholders holding 55% of our outstanding shares (as of June 30, 2024), with a concentrated focus on the issues that mattered to them, including our executive compensation program
- Incorporating shareholder feedback, we implemented important changes to our executive compensation programs, particularly to our equity compensation program, which we believe address your core concerns
- We followed through on the commitments we made to our shareholders in the proxy statements for our 2021, 2022 and 2023 annual meetings of shareholders

Philosophy and Objectives

As a global cybersecurity provider based in the San Francisco Bay Area, we operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. We compete with many other technology companies in seeking to attract and retain highly skilled top talent. Our continued success has made our employees and executives more attractive as candidates for employment with other companies, and we are intently focused on maintaining competitive compensation programs, in part, to address recruiting efforts by other companies in the technology industry where the demand for talent exceeds the supply of qualified candidates.

As a result, our compensation philosophy is designed to establish and maintain a compensation program that attracts and rewards talented individuals who possess the skills necessary to support our near-term objectives and create long-term value for our shareholders, grow our business and assist in the achievement of our strategic goals. We believe that a performance-based culture is crucial to our growth and success.

The specific objectives of our executive compensation program are to:

 **Drive the development** of a successful and profitable business through our next phase of growth

 **Create sustainable long-term value for our shareholders** by aligning the interests of our executive officers with those of our shareholders

 **Reward** our executive officers for the successful achievement of our financial and strategic growth objectives

 **Attract, motivate and retain** highly qualified executives who possess the skills and leadership necessary to continue to grow our business, and provide compensation packages that are **comparable to our peers and the overall competitive market** and that are heavily weighted to be based on our performance

While remaining true to our compensation objectives, as well as sound compensation policies and practices, our compensation program also has the flexibility to incorporate feedback and evolving compensation practices that are important to us and our shareholders, such as the addition of an ESG modifier to our NEOs' cash incentive plan ensuring a linkage between NEO compensation and our ESG commitments.

Shareholder Engagement in Fiscal 2024

Our Compensation and People Committee routinely considers the results of our annual say-on-pay vote and shareholder feedback regarding our executive compensation program gathered throughout the year. Following a disappointing "Say on Pay" vote at our 2023 annual meeting of shareholders, in fiscal 2024, we once again undertook extensive shareholder engagement efforts to obtain your views on executive compensation, corporate governance and other matters, and to determine how best to respond to that feedback. Our Lead Independent Director once again played a central role in leading our shareholder outreach efforts in fiscal 2024, and the Chair of our Compensation and People Committee also engaged with numerous shareholders to understand their perspectives regarding our executive compensation program.

Our Lead Independent Director and management team regularly update our Board on our engagement efforts, providing summaries of our shareholders' feedback. The continuous feedback that we receive from our shareholders has shaped the executive compensation program and practices implemented by our Compensation and People Committee, and led to meaningful changes for fiscal 2025 and, where possible, for our fiscal 2023 and fiscal 2024 equity compensation programs.



61%

We reached out to shareholders representing 61% of our outstanding shares



55%

We engaged in discussions with investors representing 55% of our outstanding shares (which is all shareholders that indicated a willingness to engage with us)



33%

Our Lead Independent Director participated in discussions (21 meetings) with investors representing 33% of our outstanding shares, while offering meetings to investors representing 47% of our outstanding shares

* Shareholder ownership, to our knowledge, as of June 30, 2024

WHAT THEY SAID	WHAT WE DID
Awards of the quantum of our CEO's five-year performance-based restricted stock unit retention grant should not be used regularly	**Our Compensation and People Committee committed not to grant Mr. Arora additional one-time equity awards** of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023 For further information about the rationale for, and shareholder feedback that our Board received prior to, awarding our CEO's five-year retention grant, see the section titled: *"–Our Approach to One-Time Awards to NEOs–Fiscal 2023 CEO Retention Award"*
CEO compensation has components that are too high, when considering the annual performance grant and five-year retention grant	**For Fiscal 2025**, decreased the maximum payout of long-term incentive equity award for our CEO by **33%**, from 600% to 400% of target payout, and aligned our CEO's **fiscal 2023 and fiscal 2024** long-term incentive equity awards to the reduced maximum target payout
CEO aircraft and security-related perquisites are too high and examine whether the costs are warranted	**For Fiscal 2024**, carefully reviewed the aircraft and security related expenses to ensure alignment with security needs and business requirements, and consolidated security providers to capture efficiencies, which helped contribute to the total amount of aircraft and security-related perquisites and benefits for our CEO decreasing by approximately 55% from $3,768,893 in fiscal 2023 to $1,684,666 in fiscal 2024
Performance-based equity maximum payout for other NEOs is too high and should be reduced	**For Fiscal 2025**, also decreased the maximum payout of long-term incentive equity awards for our other NEOs by **33%**, from 600% to 400% of target payout, and aligned their **fiscal 2023 and fiscal 2024** long-term incentive equity awards to the reduced maximum target payout
Performance measure targets do not clearly indicate pay versus performance connection	**Fiscal 2024** portion of fiscal 2023 and fiscal 2024 equity awards resulted in **0%** payout attributable to fiscal 2024 performance, demonstrating our commitment to a pay-for-performance philosophy In addition, even though the Company shifted strategy early in fiscal year 2024, **we did not reset the fiscal 2024 performance targets**
Disclosure of annual incentive plan structure is not clear	**For Fiscal 2025** annual cash incentive plan design, we clearly identified threshold performance levels for each metric so that performance more than 10% below either target financial performance measure results in no payment

Our Compensation Best Practices

We believe our executive compensation program represents recognized best practice and reflects principles that align the compensation of our NEOs with the long-term interests of our shareholders.

ROBUST AND INDEPENDENT COMPENSATION DECISION-MAKING, ALIGNED WITH OUR CORPORATE VALUES

✔ 100% independent Compensation and People Committee

✔ Independent compensation consultant

✔ Annual review of compensation strategy

✔ Consideration of annual say-on-pay vote and other shareholder feedback

COMPENSATION BEST PRACTICES

✔ Majority of compensation is performance-based and at-risk

✔ 100% of short-term incentive cash compensation is performance-based and at-risk

✔ Inclusion of ESG modifier to cash incentive plan, which modifies the annual incentive cash compensation (plus or minus 10%), based on our performance relative to an ESG scorecard with climate, inclusion and human capital metrics

✔ 100% of equity awards granted to our NEOs in fiscal 2024 were performance-based, based on different performance metrics than the annual cash incentive plan

✔ No single trigger vesting of equity awards on occurrence of a change in control

✔ No dividends paid on unvested equity

✔ Robust stock ownership guidelines

✔ One-year post-vesting holding period for all NEOs, including our Chief Executive Officer

✔ No hedging or pledging, except limited pledging permitted with the prior approval of the Governance and Sustainability Committee

✔ Meaningful compensation recovery and clawback policies

✔ Limited perquisites and personal benefits

✔ No defined benefit plans or SERPs

✔ Assessing and implementing the advice of independent compensation consultant, including a decision-making framework to further ensure alignment of executive compensation decision with our pay-for-performance philosophy

We Followed Through on Our Commitments

Summarized below are our fiscal 2024 commitments, and our follow through in meeting those commitments.

🤝 OUR COMMITMENTS FOR FISCAL 2024	OUR FOLLOW THROUGH
Maintain a robust shareholder outreach program	✔
Provide more transparency in our executive compensation disclosures, as well as more robust CD&A disclosures	✔
Disclose the target value of equity grants to our NEOs for the completed fiscal year in the CD&A	✔
Maintain robust stock ownership guidelines	✔
Make any one-time awards to NEOs outside of the normal grant cycle (other than new hire awards) a majority performance-based, and only make such grants in exceptional circumstances	✔
Make annual equity grants to our NEOs at least 75% performance-based	✔
Require a one-year minimum vesting period for all grants to our Chief Executive Officer and other NEOs going forward, and implement a policy to require our Chief Executive Officer and other NEOs to hold all net shares for one year after vesting subject to certain exceptions	✔
Use a performance-based restricted stock unit ("PSU") award design that requires sustained performance over multiple years for any payout	✔
Include a relative TSR modifier to our executive PSU awards	✔
Ensure that ongoing incentive goals are considered challenging with targets set at or above management guidance	✔
For completed performance periods, disclose performance targets compared to actual results and corresponding payout scale	✔
Avoid duplicate performance metrics in our cash incentive plan and PSU awards	✔
Do not make upward discretionary adjustments except for extraordinary circumstances	✔
Include an ESG metric in fiscal 2024 cash incentive plan to ensure linkage between compensation and our ESG goals	✔

Responsible Use of Equity Compensation

In response to the feedback that we have received from our shareholders over the past several years, the Compensation and People Committee has undertaken a concerted program of reducing our annual stock-based compensation expense as a percentage of revenue. The graph below illustrates our stock-based compensation expense for fiscal years 2021, 2022, 2023 and 2024, including as a percentage of revenue.

FY21-FY24 SBCE and Percent of Revenue



Compensation-Setting Process

Compensation Timeline and Process

The compensation setting timeline and process of our Compensation and People Committee is summarized below.



August
- Review preceding full fiscal year performance and determine results of completed performance periods
- Review and approve annual budget and operating goals for fiscal year
- Set target compensation for fiscal year
- Determine and approve incentive equity awards to NEOs
- Determine and approve cash incentive plan

September-February
- Engage with shareholders and consider shareholder feedback from outreach discussions
- Consider results of say-on-pay vote
- Review year to date performance to goals
- Review trends in executive compensation and governance
- Engage with independent compensation consultant, including peer group review and analysis of shareholder feedback

May-July
- Review year-to-date performance relating to cash incentive plan and equity awards to goals
- Engage with independent compensation consultant and receive recommendations regarding executive compensation on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)

March-April
- Review executive compensation program to ensure that it remains competitive and aligned with shareholder interests
- Engage with management to provide feedback on design of cash incentive plan (measures, targets and payout curves) and annual PSU design (measures, targets and payout curves)
- Work with independent compensation consultant on peer group
- Engage with independent compensation consultant regarding trends in compensation and governance
- Review year to date performance to goals

Our Compensation and People Committee makes compensation decisions after considering factors that include:

- Our past business performance and future expectations;
- Our long-term goals and strategies;
- The performance and experience of each executive officer;
- The scope and strategic impact of the executive officer's responsibilities;
- The performance of our executive team as a whole;
- An analysis of competitive market conditions, with the assistance of its external compensation consultant;
- The incentives provided to our executives to remain with the Company and drive the Company's continued growth;
- The value of each executive's unvested equity holdings;
- For each executive officer, other than our CEO, the recommendation of our CEO based on an evaluation of their performance;
- The challenge and cost of replacing high-performing leaders with in-demand skills; and
- The internal parity of compensation among our executive officers.

Our Compensation and People Committee does not apply a formula or assign relative weights to specific compensation elements.

Roles and Responsibilities

PARTICIPANT	ROLE IN COMPENSATION DETERMINATION PROCESS
Compensation and People Committee	• Review, evaluate and approve the compensation arrangements, plans, policies, and practices for our NEOs • Oversee and administer cash-based and equity-based compensation plans • Review our executive compensation program, from time to time, to determine whether they are appropriate, properly coordinated, achieve their intended purposes and to make any modifications to existing plans and arrangements or to adopt new plans or arrangements • Retain the services of external advisors, including compensation consultants, legal counsel and other advisors, from time to time, as it sees fit, in connection with carrying out its duties
Management	• Together with our independent compensation consultant, the Chief Executive Officer and the Chief People Officer assist the Compensation and People Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data with respect to compensation and management's perspective and recommendations on compensation matters • Chief Executive Officer makes recommendations to the Compensation and People Committee regarding compensation matters, including the compensation of executive officers (other than himself) • Chief Executive Officer participates in meetings of the Compensation and People Committee (other than portions of meetings that involve discussions of his own compensation) • While our Compensation and People Committee solicits the recommendations and proposals of our Chief Executive Officer with respect to compensation-related matters, these recommendations and proposals are only one factor in our Compensation and People Committee's decision-making process

PARTICIPANT	ROLE IN COMPENSATION DETERMINATION PROCESS
Independent Compensation Consultant *For fiscal 2024 advice, the Compensation and People Committee engaged Meridian Compensation Partners, a national compensation consulting firm*	• Assist the Compensation and People Committee in executing the executive compensation strategy and guiding principles, assessing the current target total direct compensation opportunities of our executive officers, including comparing them against competitive market practices, developing a compensation peer group and advising on executive compensation decisions • Meridian Compensation Partners did not provide any services to the Company other than the services provided to our Compensation and People Committee • Our Compensation and People Committee assessed the independence of Meridian Compensation Partners taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the listing standards of Nasdaq and has concluded that no conflict of interest exists with respect to the work that Meridian Compensation Partners performs for our Compensation and People Committee

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, at the Compensation and People Committee's request, Meridian Compensation Partners, the committee's independent compensation consultant, compiled market data from a compensation peer group approved by our Compensation and People Committee and industry surveys, including the Radford Global Technology Executive Compensation Survey. The Compensation and People Committee, with the assistance of Meridian Compensation Partners, then analyzed the market and survey data when making fiscal 2024 compensation decisions.

Competitive Positioning

For fiscal 2024, our Compensation and People Committee continued to compare and analyze our executive compensation program and each component of executive compensation against data from a formal compensation peer group of companies.

In the context of our annual executive compensation review, with assistance from Meridian Compensation Partners and input from management, in February 2023, our Compensation and People Committee reviewed the peer group of publicly-traded technology companies used to provide information regarding compensation practices for fiscal 2023 to determine if any changes were appropriate for use in considering fiscal 2024 pay decisions. In determining which companies to include in the peer group, our Compensation and People Committee considered companies that met some or all of the following updated criteria:

• had (i) revenue between 0.33 to 3.0 times our revenue, (ii) a market capitalization between 0.33 to 3.0 times our market capitalization, (iii) a market capitalization to revenue ratio greater than 2.0, and (iv) a number of employees between 0.5 to 2.0 times the number of our employees;

• had revenue growth greater than 10% in at least two of the last three years and TSR growth greater than 10% in at least two of the last three years;

• was headquartered on the west coast of the United States, operated in the software industry, provided some cybersecurity services, and was selected by Institutional Shareholder Services as one of our peer companies; and

• whether we were included in the company's peer group, whether the company's chief executive officer was a founder with an atypical compensation structure, and the company's relevant acquisition activity.

Based on this review, Twitter, Inc. was removed from our compensation peer group for fiscal 2024, and the Company was at the 69th percentile of the peer group in terms of revenue and 61st percentile in terms of market capitalization as of December 31, 2022.

The following publicly-traded companies made up our compensation peer group for fiscal 2024:

Akamai Technologies, Inc.	Fortinet, Inc.	Paychex, Inc.	SS&C Technologies Holdings, Inc.
Autodesk, Inc.	Intuit Inc.	Roper Technologies, Inc.	VMWare, Inc.
Cadence Design Systems, Inc.	Juniper Networks, Inc.	ServiceNow, Inc.	Workday, Inc.
CrowdStrike Holdings, Inc.	Keysight Technologies, Inc.	Snowflake Inc.	
Gen Digital Inc.	NetApp, Inc.	Splunk Inc.	

CEO and NEO Pay for Performance Alignment for Fiscal 2024

Pay for performance is a cornerstone of our compensation philosophy. We balance our **strong pay-for-performance compensation philosophy** – where the vast majority of our Chief Executive Officer and other NEO compensation is at-risk and performance-based – with our **need to recruit, incentivize, and retain** talented executives in a highly competitive market. The result is an executive compensation program that is significantly weighted toward at-risk compensation tied to our financial and operational performance.

The graphs below illustrate the predominance of at-risk and performance-based components of our fiscal 2024 compensation program for our Chief Executive Officer and other NEOs, based on total target annual compensation.

CEO



2.4% Base Salary

2.4% Target Annual Cash Incentive Opportunity

97.6% At-Risk

95.2% Performance Stock Units (PSU)

Average of Other NEOs



5.8% Base Salary

5.8% Target Annual Cash Incentive Opportunity

94.2% At-Risk

88.4% Performance Stock Units (PSU)

In line with our pay for performance compensation philosophy, our Compensation and People Committee also focuses on awarding compensation commensurate with the position and responsibilities held by our NEOs. If an NEO's position or responsibilities change, our Compensation and People Committee undertakes a review of that NEO's compensation to ensure that it remains commensurate with the new position and responsibilities.

How We Compensate Our Named Executive Officers

In this section, we provide detailed insights into the compensation of our NEOs, including a summary of the rationale for the decisions reached by our Board and Compensation and People Committee.

TRANSFORMATIONAL LEADERSHIP

During the past three years, our NEOs have provided transformational leadership across the Company, leading the Company to become the cybersecurity partner of choice, to innovate and to stay ahead of the curve. Led by Mr. Arora, the Company has focused on three strategic priorities, critical to our long-term success: transforming network security, delivering comprehensive cloud native security and revolutionizing security operations, in each case powered by Precision AI™, driving our Platformization strategy. This has resulted in:

- A significant increase in the trading price of our common stock, and leading to a $66 billion increase in market capitalization over the past three years.

- $4.1 billion returned to our shareholders in fiscal 2019 through fiscal 2024 through our stock repurchase program.
- Compound annual growth rates of 49% and 24% in NGS ARR and RPO, respectively, over fiscal 2023 through fiscal 2024, culminating in fiscal year 2024 with record NGS ARR of $4.22 billion and record RPO of $12.7 billion at and as of July 31, 2024.
- Compound annual growth rates of 23% in revenue, over fiscal 2019 through fiscal 2024, culminating in fiscal year 2024 with record revenue of $8.03 billion.
- An acceleration of our product development efforts, including the introduction in fiscal 2024 of solutions to Secure AI by Design, including AI Access, AI-SPM and AI Runtime, in each of our platforms, and our Precision AI™ Security Bundle.

Our Innovation Drives Our Success

Our Innovation Powered Platformization

Accelerated innovation that has born a differentiated position that spans our three platforms

- **Network Security** - Comprehensive Zero Trust Network Security Platform with best-in-class products in multiple form factors - hardware and software next generation firewalls and SASE - infused with AI for near real-time protection
- **Cloud Security** - Scalable and comprehensive security across the cloud application development lifecycle through our Code to Cloud™ platform, Prisma® Cloud
- **Security Operations** - Built on category leading next generation security operations capabilities through our Cortex® platform with Cortex XDR®, Cortex XSOAR®, Cortex Xpanse®, and our category changing AI-driven security operations platform Cortex XSIAM®

Continued accelerating innovation in fiscal 2024 by delivering

- **Cortex XSIAM 2.0** - Using AI to reimagine how the security operations center works
- **Cloud Detection and Response** - Detect, investigate, and respond to Cloud threats
- **Prisma Cloud** - Added 100+ cloud services API ingestions across major hyperscalers
- **Prisma Cloud "Darwin" release** - Prisma Cloud's Code to Cloud™ intelligence
- **Strata Cloud Manager** - The industry's first AI-Powered Zero Trust Management and Operations Solution
- **SASE 3.0** - AI-based innovations, including the industry's first natively-integrated SASE Enterprise Browser

Our Innovation Is Powered by Precision AI™

Announced solutions to Secure AI by Design

- **AI Access** - Enables an organization's workforce to use AI tools with confidence, giving security teams full visibility, robust controls, data protection and proactive threat prevention measures
- **AI SPM** - Secures your AI ecosystem by identifying vulnerabilities and prioritizing misconfigurations in models, applications and resources
- **AI Runtime** - Helps organizations confidently build AI-powered applications by securing its entire AI application ecosystem, protecting against runtime threats, such as prompt injections, model DoS, insecure outputs and others

Announced the Precision AI™ Security Bundle – Leverages inline AI to prevent sophisticated web-based threats, zero-day threats, command-and-control attacks and DNS hijacking attacks

- **Advanced DNS security** - Identifies threats hidden in DNS traffic by taking advantage of our crowd-sourced threat intelligence and detections
- **Advanced URL filtering** - Automatically detects and prevents new malicious and targeted web-based threats
- **Advanced Threat Prevention** - Stops zero-day attacks inline in real-time
- **Advanced Wildfire** - Cloud-based malware analysis and prevention engine that uses machine learning and crowdsourced intelligence to protect organizations from the hardest-to-detect threats

Delivered Strong Financial Performance and Shareholder Return

Accelerating Next-Gen Security ARR Growth
($ in billions)



Delivering Total Shareholder Return

**1-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group**



Accelerating Revenue Growth
($ in billions)



**3-Year TSR
Palo Alto Networks vs.
Percentiles of Peer Group**



Accelerating Earnings Per Diluted Share ($)[1]



[1] EPS increased to $7.28 in fiscal 2024, 469% compared to fiscal 2023, primarily due to our recognition of a deferred tax benefit from the net release of our valuation allowance on U.S. federal, U.S. states other than California, and United Kingdom deferred tax assets in fiscal 2024.

Market Competitive Pay Levels and Evolving Compensation

In designing the compensation packages of our NEOs, our Board and Compensation and People Committee sought to deliver market-competitive compensation commensurate with their capabilities and experience, and reflective of the considerable challenge of leading the Company's transformation from a provider of hardware delivered security to a provider of security delivered through the cloud, and taking advantage of AI, with three platforms of products to protect our customers' enterprise, cloud, endpoints, security operation centers and more. When determining the compensation of our NEOs, our Board and Compensation and People Committee listened carefully to shareholder feedback and modified compensation structures in response to that feedback.

The tables below summarize the target compensation of our NEOs over the past three years.

Nikesh Arora - Chief Executive Officer

	FY23 Target[1]	FY24 Target	Percentage Change FY23 to FY24 (%)
Annual Salary	$1.0M[2]	$1.0M	no change
Target Bonus	$1.0M	$1.0M	no change
Time-Based RSUs	n/a	n/a	n/a
Performance Stock Units	$38M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	$40M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	5%
Total Target	**$40M**	**$42M**	**5%**
Performance-Based (total compensation)[3]	**97.5%**	**97.6%**	**+0.1%**
Percentile versus peer group - target compensation	**92nd**	**91st**	**-1 percentile points**

[1] Does not include the one-time long-term performance and retention award granted to Mr. Arora in June of our fiscal 2023.

[2] Mr. Arora forwent a portion of his annual salary in fiscal 2023 in connection with our funding efforts to support colleagues and communities impacted by the COVID-19 pandemic. He opted to receive only approximately $0.75 million of his salary in fiscal 2023.

[3] These percentages do not take into account the amount of salary Mr. Arora forwent.

Mr. Arora's equity compensation was incrementally increased in fiscal 2024, due to Mr. Arora's strong performance response to difficult business conditions. Mr. Arora has led the Company by developing and executing on multiple impactful programs - in innovation, by launching Precision AI™, and in go-to-market and business initiatives, by being the architect of our Platformization strategy and developing new partnerships with industry leaders, such as with IBM and Accenture. Accordingly, his level of compensation was increased incrementally so that he can continue to perform to the level needed to execute the Company's long-term strategy. The Compensation and People Committee also determined that Mr. Arora should be compensated appropriately in line with the Company's performance, as demonstrated by our one-year TSR at the 99th percentile of our compensation peer group for fiscal 2023. Accordingly, the Compensation and People Committee determined that an increase in Mr. Arora's compensation was warranted to reflect his and the Company's strong performance relative to our compensation peer group. In fiscal 2024, our one-year TSR was at the 66th percentile of our compensation peer group, and our three-year TSR was at the 100th percentile of our compensation peer group, further demonstrating Mr. Arora's high level of performance as our Chief Executive Officer.

Dipak Golechha - Chief Financial Officer

	FY23 Target	FY24 Target	Percentage Change FY23 to FY24 (%)
Annual Salary	**$0.6M**	**$0.6M**	**no change**
Target Bonus	**$0.6M**	**$0.6M**	**no change**
Time-Based RSUs	n/a	n/a	n/a
Performance Stock Units	$9M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	$10M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	**11%**
Total Target	**$10.2M**	**$11.2M**	**10%**
Performance-Based (total compensation)	**94.1%**	**94.6%**	**+0.5%**

The incremental year-over-year increase in Mr. Golechha's equity compensation was to compensate him for leading the Company's profitable growth strategy, which significantly contributed to our strong financial performance in fiscal 2023, where our EPS increased to $1.28, compared to $(0.90) in fiscal 2022, non-GAAP operating margin increased to 24%, compared to 19% in fiscal 2022, and non-GAAP adjusted free cash flow margin increased to 39%, compared to 33% in fiscal 2022. The calculations for non-GAAP operating margin and non-GAAP free cash flow margin are included on Appendix A. In setting Mr. Golechha's fiscal 2024 compensation, the Compensation and People Committee also considered our performance relative to our compensation peer group in fiscal 2023 — a one-year TSR at the 99th percentile of our compensation peer group.

William "BJ" Jenkins - President

	FY23 Target	FY24 Target	Percentage Change FY23 to FY24 (%)
Annual Salary	**$0.75M**	**$0.75M**	**no change**
Target Bonus	**$0.75M**	**$0.75M**	**no change**
Time-Based RSUs	n/a	n/a	n/a
Performance Stock Units	$10M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	$10M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	**no change**
Total Target	**$11.5M**	**$11.5M**	**no change**
Performance-Based (total compensation)	**93.5%**	**93.5%**	**no change**

We maintained target compensation for Mr. Jenkins to compensate him for his leadership in the Company's go-to-market efforts which significantly contributed to our strong financial performance in fiscal 2023, where total revenue increased to $6.9 billion, or approximately 25% compared to fiscal 2022, total billings increased to $9.2 billion, or by 23% compared to fiscal 2022, and NGS ARR increased to $2.95 billion, or by approximately 56% compared to fiscal 2022. Mr. Jenkins was instrumental in further developing and intensifying the Company's global reach and the implementation of our Platformization strategy. The Compensation and People Committee determined that this level of compensation was warranted to reflect his and the Company's strong performance relative to our compensation peer group, as demonstrated by our one-year TSR at the 99th percentile of our compensation peer group at the end of fiscal 2023.

Lee Klarich - Chief Product Officer

	FY23 Target	FY24 Target	Percentage Change FY23 to FY24 (%)
Annual Salary	**$0.55M**	**$0.55M**	**no change**
Target Bonus	**$0.55M**	**$0.55M**	**no change**
Time-Based RSUs	n/a	n/a	n/a
Performance Stock Units	$15M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	$7.5M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	**-50%**
Total Target	**$16.1M**	**$8.6M**	**-47%**
Performance-Based (total compensation)	**96.6%**	**93.6%**	**-3%**

Mr. Klarich's target compensation decreased in fiscal 2024 because, based on his existing unvested equity awards, our Compensation and People Committee determined that a more modestly sized performance-based equity award was appropriate. Mr. Klarich leads our product development efforts, and played a critical role in the success and acceleration of our product innovation, which for fiscal 2023 included 74 product releases across our three platforms, including Cortex XSIAM, Prisma Access 4.0, and PAN-OS 11.0. Mr. Klarich also oversaw the introduction of our Secure AI by Design product offerings which we introduced in fiscal 2024.

Nir Zuk - Chief Technology Officer[1]

	FY23 Target	FY24 Target	Percentage Change FY23 to FY24 (%)
Annual Salary	**$0.45M**	**$0.45M**	**no change**
Target Bonus	**$0.45M**	**$0.45M**	**no change**
Time-Based RSUs	n/a	n/a	n/a
Performance Stock Units	$8M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	$8M in PSUs vesting at the end of 3 years based on achievement of billings growth and relative TSR metric	**no change**
Total Target	**$8.9M**	**$8.9M**	**no change**
Performance-Based (total compensation)	**94.9%**	**94.9%**	**no change**

[1] The dollar amounts listed in the table for Mr. Zuk reflect the conversion of his base salary and target annual cash incentive compensation opportunity from Israeli new shekels to U.S. dollars. Since Mr. Zuk did not receive any increase to his base salary and target annual cash incentive compensation opportunity in fiscal 2023 or fiscal 2024, in this table, the same exchange rate of approximately 0.30 U.S. dollars for one Israeli new shekel was used to convert these elements of his compensation for fiscal 2023, and fiscal 2024, in order to avoid including any difference in the target value of his total compensation resulting from currency fluctuations. Please note the average exchange rate for fiscal 2024 was approximately 0.27 U.S. dollars for one Israel new shekel.

We maintained target compensation for Mr. Zuk. The Compensation and People Committee determined that this level of compensation was warranted to reflect his contributions to the Company, particularly in his technology development leadership. Mr. Zuk plays an important role in shaping our product road map, as well as communicating the benefits of our products, services, and strategies to our current and potential customers.

Fiscal 2024 Executive Compensation Program

Our executive compensation programs are tied to the Company's financial and operational performance, support our commitment to good compensation governance and provide market-based opportunities to attract, retain and motivate our executives in an intensely competitive market for qualified talent.

FISCAL 2024 PROGRAM HIGHLIGHTS

- No base salary or target annual incentive opportunity increases in fiscal 2024 for our NEOs
- Equity compensation granted in fiscal 2024 was 100% performance-based PSUs
- Performance measures aligned with business strategy
- Company performance resulted in: (i) 120% achievement for our NEOs under the cash incentive plan; (ii) with respect to the second tranche of the PSUs granted to our NEOs (other than Mr. Jenkins) in fiscal 2022 and the final tranche of the PSUs granted to Mr. Jenkins in fiscal 2022, an overall achievement percentage of 154% based on our revenue growth during fiscal 2022 through fiscal 2024 and after applying the relative TSR modifier for the three-year performance period that ended in fiscal 2024, and (iii) with respect to the PSUs granted to our NEOs in fiscal 2023 and fiscal 2024, a 0% achievement for fiscal 2024 based on annual billings growth during fiscal 2024
- Adopted an SEC and Nasdaq-compliant compensation recovery policy, and continued a number of compensation best practices, including NEO stock ownership guidelines, a minimum one year post-vesting holding period for all grants to NEOs, the elimination of duplicative performance measures between our annual and long-term incentive plans, and an ESG modifier to our NEOs' cash incentive plan to ensure linkage between compensation and our ESG goals

---

Compensation Decision Making Framework

In designing the executive compensation program for fiscal 2024, our Compensation and People Committee sought and received advice from our independent compensation consultant, Meridian Compensation Partners. Based on this advice and in consultation with Meridian Compensation Partners, the Committee developed a framework that further made certain that our executive compensation program was designed in a structured and objective manner to ensure that target compensation levels reflect our pay for performance philosophy, aligned compensation with our shareholders' interests, motivated our executives, was competitive, and reflected our shareholders' input and compensation best practices. This framework consists of the following elements:

- **Financial Performance.** Our fiscal 2023 financial and operation results measured against plan and consensus estimates on key financial measures.
- **Shareholder Returns.** Our one-year, two-year, and three-year TSR performance relative to our compensation peer group.
- **Strategic Objectives.** Our fiscal 2023 performance measured against our strategic objectives.
- **Individual Performance Assessment.** A performance assessment by the Board for our Chief Executive Officer, and by our Chief Executive Officer for the other executive officers, including other NEOs.

Decision Making Inputs					
	Financial Performance	**Shareholder Returns**	**Strategic Objectives**	**Performance Assessment**	**Other Considerations**
For CEO	FY23 results vs. plan and consensus on key financial measures	1, 2, and 3 year TSR performative relative to peers	FY23 Strategic Objective	As determined by Board	• Say on Pay • Retention • Tenure / Time in Role • Role criticality
For Other Executives				As determined by CEO	

Elements of Compensation

The following table lists the pay elements of our fiscal 2024 programs and the purpose they served:

	Pay Element	Purpose	Performance Period	Performance Metric
Fixed Pay	**Base Salary**	Designed to be market-competitive and attract and retain talent	n/a	n/a
At Risk Pay	**Annual Cash Incentive Opportunity**	Incentivize achievement of near-term financial and operational objectives, consistent with longer-term goals	Annual	Annual revenue for fiscal 2024 Annual organic operating margin for fiscal 2024
	Billings/TSR Performance Stock Units (PSU)[1]	Reward long-term profitability and long-term performance relative to peers Create alignment with shareholders Facilitate executive retention	Three years	Year-over-year billings growth for fiscal 2024, 2025, and 2026 and TSR of the Company relative to the S&P 500 (the "relative TSR" or "rTSR") for fiscal 2024 through 2026

[1] The financial performance measures for the remaining performance periods under the fiscal 2024 PSUs and fiscal 2023 PSUs were subsequently aligned to the new design for fiscal 2025 PSUs. See "—*Fiscal 2025 Compensation Decisions*" for more information.

Fiscal 2024 Executive Compensation Program Components

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our executive officers for services rendered during the fiscal year and to ensure that we remain competitive in attracting and retaining executive talent.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, our Compensation and People Committee reviews the base salaries of each NEO annually and makes adjustments, if any as it determines to be reasonable and necessary in line with the factors described under "—*Compensation-Setting Process—Compensation Timeline and Process*" above.

NO INCREASE IN BASE SALARY FOR ANY NEO IN FISCAL 2024.

The table below shows the base salary for each NEO for fiscal 2024 and fiscal 2023.

Name	Base Salary End of Fiscal 2023	Base Salary End of Fiscal 2024
Mr. Arora	$1,000,000	$1,000,000
Mr. Golechha	$ 600,000	$ 600,000
Mr. Jenkins	$ 750,000	$ 750,000
Mr. Klarich	$ 550,000	$ 550,000
Mr. Zuk[1]	₪1,482,000	₪1,482,000

[1] Mr. Zuk is employed by one of our Israel subsidiaries and his base salary is expressed in Israeli currency for the purposes of this table.

Annual Cash Incentive Compensation

We use annual cash incentive compensation to motivate our NEOs to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Generally, we establish the target annual cash incentive compensation opportunities of our executive officers through arm's-length negotiation at the time of hire taking into account his or her position, qualifications, experience, prior target annual cash incentive compensation opportunity, and the target annual cash incentive compensation opportunities of our other executive officers. Thereafter, our Compensation and People Committee reviews the target annual cash incentive compensation opportunities of each NEO annually and makes adjustments as it determines to be reasonable and necessary in line with the factors described under *"—Compensation-Setting Process—Compensation Timeline and Process"* above.

Fiscal 2024 Cash Incentive Plan

In August 2023, our Compensation and People Committee adopted a cash incentive plan for all employees not paid commissions (including our NEOs) and approved the target levels for the annual financial objectives that were challenging and required substantial skill and effort on the part of senior management to achieve. As illustrated in the graphic below, payouts under the cash incentive plan for our NEOs are based on a target award multiplied by a factor based on the achievement of two corporate performance metrics, annual revenue and annual organic operating margin, which are defined further below. The payout can further be increased or decreased by ten percent, based on measured progress toward certain ESG goals that are set by the Compensation and People Committee at the beginning of the fiscal year. Depending on achievement of the factors, annual cash incentive payouts can range from 0% to 165% of target.


Target Award
x
Achievement of Corporate Performance Metrics
x
ESG Modifier
=
Payment Amount
Annual Revenue
Annual Organic Operating Margin
-10%
0%
+10%
0%
Payout Range
165%

Corporate Performance Measures

For fiscal 2024, our Compensation and People Committee selected annual revenue and annual organic operating margin as the corporate performance measures.

		What It Is	Why It's Important
Corporate Performance Metric	Annual revenue	Fiscal 2024 revenue as reported in our Annual Report on Form 10-K	Revenue is an important growth metric that is directly tied to shareholder value creation
	Annual organic operating margin	Fiscal 2024 non-GAAP operating margin, excluding the effects of acquisitions and dispositions in fiscal 2024 and bonus payout in excess of 100% of the target cash incentive under our cash incentive plan	This profitability measure is tied to management performance and profit we generate for shareholders

Potential payouts under the incentive cash compensation plan were based on a set of curves representing different levels of organic operating margin and revenue performance.

- **Design.** To provide an incentive to management to make appropriate trade off decisions between balancing investments in growth and profitability.

- **Pay and Performance Relationship.** The curves were designed to require significant performance above each curve to move to the next curve level so that performance slightly above target would not result in an above target payout. Performance below the threshold performance goal for either performance metric results in 0% of target payout, and performance above the maximum curve results in a formulaic payment maximum of 150% regardless of the level of overperformance. The threshold performance goals were $7,525 million of revenue and 23.69% of organic operating margin.

- **Target Setting.** Our fiscal 2024 operating plan approved in August 2023, which was used to set the incentive plan targets, provided revenue and organic operating margin targets. Performance above the high end of the targets was required for an above 100% payout.

- **Difficulty of Achieving Targets.** Fiscal 2024 target for revenue represented growth of approximately 19% above the prior year revenue. When we set the targets in August 2023, we decided that these targets were set at an appropriate level of stretch performance based on our internal financial projections and the macroeconomic environment. The fiscal 2024 target for revenue growth was set at the high-end of the guidance we provided in our August 18, 2023 earnings release.

The graph below contains the curves used to determine payouts in the fiscal 2024 cash incentive plan.

Fiscal 2024 Cash Incentive Plan Measures And Curves



*   Represents revenue of $8,200 million and non-GAAP operating margin of 26.1% for fiscal 2024.

** Represents actual achievement for fiscal 2024 of $8,028M revenue (or 98% of target) and non-GAAP operating margin of 28.3% (or 220 basis points above target), resulting in 120% of target funding.

	FY24 Targets	FY24 Actual	FY24 Payout
Revenue	$8,200M	$8,028M	**120% of Target**
Organic Operating Margin	26.1%	28.3%	

The calculation of organic operating margin is provided in Appendix A to this Proxy Statement.

Performance Requirements and ESG Modifier

Under the cash incentive plan, funding would be made as the organic operating margin target and the revenue target are achieved as per the chart above. Achievement above the minimum achievement would increase funding on a non-linear basis, with achievement of 100% of both performance targets resulting in funding at 100% of the target cash incentive compensation opportunity. Payouts of up to 100% of the target cash incentive compensation opportunities are made on a semi-annual basis and any payouts for performance exceeding 100% of the annual targets are paid out as described in the following paragraph.

For achievement in excess of 100%, funding would increase on a non-linear basis, based on overperformance on revenue and/or organic operating margin versus the annual targets.

The total potential payouts under the cash incentive plan to all participants (semi-annual payment made as described above before the fiscal year end) were capped at 150% of the target amounts, before application of the ESG modifier described in the following paragraph.

To ensure a linkage between compensation and our ESG goals, we included an ESG modifier for our NEOs in the cash incentive plan for fiscal 2024, which provided for the calculated result to be adjusted up or down by up to 10% based on an ESG scorecard with climate, inclusion and diversity, and human capital metrics. For fiscal 2024, no adjustments to our NEOs' calculated payouts under the cash incentive plan were made as a result of the ESG modifier, and our Compensation and People Committee made no discretionary changes to cash incentive plan payouts.

The following table sets forth the fiscal 2024 scorecard measures and results related to the ESG modifier to our fiscal 2024 cash incentive plan.

		FY24 ESG Scorecard Measures	FY24 Results
ESG Modifier (90% to 110% modifier)	**Climate**	1. FY24 progress towards our 2030 climate commitment	**Strong Progress** • 100% renewable energy for HQ for fiscal 2024 through Silicon Valley Power's Large Customer Renewable Energy Program • Achieved CDP's "Climate Change A-List" and "Supplier Engagement Leader", MSCI Environment category score of 10 (out of 10)
	Inclusion & Diversity	2. Leadership Representation – Director+; Women globally; underrepresented minorities (URM) in US	**Slower Progress** • Launched 6 proactive inclusive recruiting initiatives, which built a pool of +450 engaged and highly qualified women, Black, Latinx and Indigenous candidate leads globally • Launched I&D Steering Committee and created stronger alignment with business impact and elevating Employee Network Groups (ENGs) • Director+ Women: Increased by 0.2% to 24.5% • Director+ URM: Decreased by 1.8% to 9.8%
	Human Capital Practices	3. Employee engagement	**Strong Progress** • Recognition of our human capital practices via 51 public accolades • 91% CEO Approval rating on Glassdoor • eNPS score of 42, +10 points above industry benchmarks, highlighting relative strength compared to other companies

- Compensation and People Committee assessment is objectively based on the totality of fiscal 2024 results on the scorecard
- Compensation and People Committee determined, based on the results for fiscal year 2024, there would be no adjustment to the fiscal 2024 cash incentive plan based on the ESG modifier
- In response to shareholder feedback, we have continued to include detailed disclosure of the scorecard measures (as set forth above)

Target Annual Incentive Compensation Opportunities

As in prior years, the target annual cash incentive compensation opportunities for our NEOs were expressed as a percentage of their respective base salaries.

> **NO INCREASE IN TARGET ANNUAL CASH INCENTIVE COMPENSATION FOR ANY NEO IN FISCAL 2024**

The table below shows the target annual cash incentive compensation percentage for fiscal 2024 and the corresponding target and maximum dollar values:

Name	Target Annual Incentive Compensation Opportunity (as a % of base salary) at end of Fiscal 2024	Fiscal 2024 Target Annual Incentive Compensation Opportunity	Fiscal 2024 Maximum Annual Incentive Compensation Opportunity
Mr. Arora	100%	$1,000,000	$1,650,000
Mr. Golechha	100%	$ 600,000	$ 990,000
Mr. Jenkins	100%	$ 750,000	$1,237,500
Mr. Klarich	100%	$ 550,000	$ 907,500
Mr. Zuk[1]	100%	₪1,482,000	₪2,445,300

[1] Mr. Zuk is employed by our Israel subsidiary and his target annual cash incentive compensation opportunity is expressed in Israeli currency.

LONG-TERM EQUITY COMPENSATION

Our long-term equity compensation is designed to encourage executives to achieve stretch goals in key performance metrics selected to drive long-term performance of our Company and value creation for shareholders.

> Over the past four years, 100% of the long-term equity compensation granted to our NEOs was performance-based (aside from Mr. Jenkins's new hire RSU award).
>
>

FISCAL 2024 EQUITY COMPENSATION

> **100% OF ANNUAL EQUITY GRANTED TO NEOs IN FISCAL 2024 WAS PERFORMANCE-BASED**

In fiscal 2024, 100% of the annual equity awards granted to our NEOs continued to be in the form of PSUs, resulting in the entirety of such equity awards being at risk and performance-based. The Compensation and People Committee determined the size of the awards based on the strong performance, leadership skills and valuable contributions to the Company of our NEOs, especially in the context of the significant transition in our business to expand to a more cloud-centric platform.

To determine the size of the fiscal 2024 PSU awards, the Compensation and People Committee utilized the framework developed in partnership with Meridian Compensation Partners, its independent compensation consultant, to identify objective factors - financial performance, shareholder returns and achievement of strategic objectives - that should be considered in determining the size of any compensation. In addition to this assessment, the Compensation and People Committee also considered the individual performance of each NEO to determine the appropriate fiscal 2024 target compensation levels.

The table below shows the targeted value of PSU grants made to our NEOs in fiscal 2023 and fiscal 2024, with the actual target number of shares subject to the fiscal 2024 PSUs determined based on the trailing 14-day average closing price as of the date of grant, rounded down to the nearest whole share.

Name	Targeted Value for PSUs Granted for fiscal 2023 ($)	Targeted Value for PSUs Granted in fiscal 2024 ($)	Percentage change (%)
Mr. Arora	38,000,000	40,000,000	5
Mr. Golechha	9,000,000	10,000,000	11
Mr. Jenkins	10,000,000	10,000,000	0
Mr. Klarich	15,000,000	7,500,000	-50
Mr. Zuk	8,000,000	8,000,000	0

Similar to the fiscal 2023 PSUs, the Compensation and People Committee set a three-year performance period for the fiscal 2024 PSUs and determined that such PSUs will vest based on the achievement of the performance goals for each of the Company's 2024, 2025, and 2026 fiscal years as modified by the Company's relative total shareholder return during the entirety of the three fiscal years. The Compensation and People Committee determined that continuing our design of a three-year measurement period for relative TSR and three one-year measurement periods for the financial metric(s) aligns with our pay-for-performance philosophy and provides an appropriate balance of requiring sustained performance while providing the Compensation and People Committee the ability to set annual targets aligned to the Company's financial plan.

The number of fiscal 2024 PSUs that become eligible to vest ("Eligible PSUs") will be equal to the product of (i) the target number of PSUs and (ii) the average of the achievement percentages for the financial metrics each fiscal year in the performance period. For each fiscal year, performance will be measured over the entire fiscal year.

On the first day of the month after our Board or Compensation and People Committee certifies the level of achievement of the billings growth, annual NGS ARR and annual Non-GAAP EPS[1] and rTSR performance measures, the number of fiscal 2024 PSUs that vest (up to a maximum of 400%[2] of the target number) will be equal to the product of (x) the number of Eligible PSUs and (y) the rTSR modifier, subject to the applicable NEO's continued service through the vesting date.

A tentative rTSR modifier will be determined based on the TSR of the Company during the performance period relative to the TSRs of the indexed companies (which are the companies that are a component of the S&P 500 Index or any successor index on the last day of the performance period and were also a component of such index on the first day of the performance period) during the performance period, as follows: (i) if the relative TSR is at the 90th percentile or above, the tentative rTSR modifier will be 2.0, (ii) if the relative TSR is at the 75th percentile, the tentative rTSR modifier will be 1.50, (iii) if the relative TSR is at the 50th percentile, the tentative rTSR modifier will be 1.0, and (iv) if the relative TSR is at the 25th percentile or below, the tentative rTSR modifier will be 0.75. If the relative TSR is between any of these thresholds, the tentative rTSR modifier will be determined based on linear interpolation between the corresponding numbers for those thresholds. The rTSR modifier will be equal to the tentative rTSR modifier if the Company's TSR is 0% or greater, but if the Company's TSR is less than 0%, then the rTSR modifier will be the lower of the tentative TSR modifier or 1.0. For purposes of the PSU awards granted by the Company that include a rTSR modifier, the beginning stock price and ending stock price with respect to the Company and each indexed company for purposes of determining our and each indexed company's TSR over the relevant performance period is determined based on the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price).[3]

Any fiscal 2024 PSUs that do not become Eligible PSUs due to the minimum performance metrics threshold not being achieved are forfeited without consideration.

---

[1] The financial performance measure for the fiscal 2024 PSUs was initially billings growth for all performance periods. However, the financial performance measures for the remaining performance periods under the fiscal 2024 PSUs were aligned to the new design for fiscal 2025 PSUs. See "—Fiscal 2025 Compensation Decisions" and "—Alignment of Remaining Performance Periods to Fiscal 2025 PSU Design" below for more information.

[2] The total maximum payout percentage was initially set at 600%. However, the total maximum payout percentage was reduced by 33.3%, from 600% to 400% of target payout, for the fiscal 2024 PSUs.

[3] This calculation method for determining the starting and ending trading prices for the performance period that contribute to a company's TSR applies to each of the fiscal 2024, fiscal 2023, and fiscal 2022 PSU awards.

FISCAL 2024 PERFORMANCE PERIOD

The achievement percentage for the fiscal 2024 performance period of the fiscal 2024 PSUs was determined based on whether year-over-year billings growth for that period was below, at or exceeds the target year-over-year billings growth for that period, as follows: (i) if the year-over-year billings growth is less than the threshold level (which is 400 basis points ("bps") below the target year-over-year billings growth), the achievement percentage will be 0%, (ii) if the year-over-year billings growth is equal to the target year-over-year billings growth, the achievement percentage will be 100%, (iii) if the year-over-year billings growth is 600 bps above the target year-over-year billings growth, the achievement percentage will be 280%, and (iv) if the year-over-year billings growth is at least 700 bps above the target year-over-year billings growth, the achievement percentage will be 300%. If the year-over-year billings growth is both above the threshold level and between any of the levels described above, the achievement percentage will be determined based on linear interpolation between the corresponding achievement percentages for those levels.

Year-over-year billings growth is the percentage increase in billings in a portion of a fiscal year over the billings in the corresponding portion of the immediately preceding fiscal year. For these purposes, billings is the amount of billings reported on our annual report on Form 10-K or quarterly report on Form 10-Q, which is defined as the total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the relevant period. The calculation of billings is provided in Appendix A to this Proxy Statement.

Based on our actual billings growth of 11.0% in fiscal 2024 (compared to a target of 17.9%), our Compensation and People Committee determined an achievement percentage of 0% for the fiscal 2024 performance period of the fiscal 2024 PSUs. The Compensation and People Committee believes that the achievement percentage for fiscal 2024 demonstrates the intensity and rigor of our annual performance targets and our commitment to a pay-for-performance philosophy.

The Compensation and People Committee confirmed no adjustments were warranted or appropriate to the fiscal 2024 financial performance target for outstanding equity awards, even though the Company shifted strategy to focus even more intentionally on Platformization during fiscal 2024.

ALIGNMENT OF REMAINING PERFORMANCE PERIODS TO FISCAL 2025 PSU DESIGN

Although the fiscal 2024 PSUs originally used year-over-year billings growth as the financial performance metric for each fiscal year of the fiscal 2024 PSU's three-year performance period, our Compensation and People Committee determined to make changes to our executive equity compensation programs beginning in fiscal 2025 as a result of the shift in Company strategy to accelerate Platformization. In particular, and as further described under the section titled *"–Fiscal 2025 Compensation Decisions,"* the maximum target payout for the fiscal 2024 PSUs was reduced consistent with the design for the fiscal 2025 awards, and the financial performance metrics for the remaining performance periods under the fiscal 2024 PSUs were aligned to the design for the fiscal 2025 PSU awards. Accordingly, the maximum payout for the fiscal 2024 PSUs has been lowered by 33.3%, from 600% to 400% of target payout, and the financial metrics for the fiscal 2025 and fiscal 2026 performance periods will be based on achievement of annual NGS ARR and annual Non-GAAP EPS targets (in lieu of billings growth rate targets), with each financial metric given equal weighting.

The achievement percentage (the "Payout Percentage") used to determine Eligible PSUs for the remaining performance periods of the fiscal 2024 PSUs will be determined based on the average of the annual NGS ARR achievement percentage and the annual Non-GAAP EPS achievement for such fiscal period:

- The annual NGS ARR achievement portion of the Payout Percentage is determined based on whether our annual NGS ARR for the relevant fiscal period is below, at or exceeds the target annual NGS ARR for that period, as follows: (i) if the annual NGS ARR is equal to or less than the threshold level, which is $300 million below the target NGS ARR for the period, the achievement percentage will be 0%, (ii) if the annual NGS ARR is equal to the target annual NGS ARR for the period, then the achievement percentage will be 100%, and (iii) if the annual NGS ARR is at least $300 million above the target annual NGS ARR for the period, then the achievement percentage will be 300%.
- The annual Non-GAAP EPS achievement portion of the Payout Percentage is determined based on whether our annual Non-GAAP EPS for the fiscal period is below, at or exceeds the target annual Non-GAAP EPS for that period, as follows: (a) if the annual Non-GAAP EPS is equal to or less than the threshold level, which is 90% of the target Non-GAAP EPS for the period, the achievement percentage will be 0%, (b) if the annual Non-GAAP EPS is equal to the target annual Non-GAAP EPS for the period, then the achievement percentage will be 100%, (c) if the annual Non-GAAP EPS is at least 110% (or greater) of the target annual Non-GAAP EPS for the period, then the achievement percentage will be 300%.

If either financial metric is both above its respective threshold level and between any of the levels described above, the achievement percentage for the relevant financial metric will be determined based on linear interpolation between the corresponding achievement percentages for those levels. The targets for such measures are determined by our Compensation and People Committee by the end of the first month of each fiscal year of the relevant performance period.

The calculation for the rTSR modifier remains unchanged and is determined in the manner described in the section above titled *"—Fiscal 2024 Equity Compensation."* However, the ultimate payout under the fiscal 2024 PSUs is now capped at 400% of the target number of PSUs (reduced from 600% of target), even if the product of the number of Eligible PSUs that result from the Payout Percentage on the financial performance metrics and the rTSR modifier would otherwise exceed 400%.

The following chart illustrates how the new financial performance metrics and rTSR modifier contribute to the PSU achievement level for the remaining performance periods – fiscal 2025 and fiscal 2026 – of the fiscal 2024 PSUs.

Target Number of PSUs Granted		Annual NGS ARR	Achievement Percentage		Annual Non-GAAP EPS	Achievement Percentage		rTSR percentile rank within S&P 500 TSRs over the three-year performance period	rTSR modifier		PSU Achievement Level	PSU Achievement Level (as a Percentage of Target Award)
		≥ $300 million above target	300%		≥110% of target	300%		= or >90th percentile	2.0x		Maximum	400%
	X	= $150 million above target	200%	Average of achievement percentages	=105% of target	200%	X	= or >75th percentile	1.5x	=	High	300%
		= target	100%		= target	100%		equal to 50th percentile	1.0x		Target	100%
		= $150 million below target	50%		= 95% of target	50%		= or <25th percentile	0.75x		Threshold	37.5%
		≤$300 million below target	0%		≤ 90% of target	0%					<Threshold	0%

- Annual NGS ARR is the Company's annual recurring revenue for its Next-Generation Security business, as of the last day of the relevant fiscal year. Palo Alto Networks defines ARR associated with Next-Generation Security as the annualized allocated revenue of all active contracts as of the final day of the reporting period for Prisma and Cortex offerings inclusive of the VM-Series and related services, and certain cloud-delivered security services.
- Annual Non-GAAP EPS is the Company's non-GAAP net income per diluted share, calculated in a manner consistent with the calculation of the target non-GAAP EPS for such fiscal year, as adjusted to exclude the impact of merger and acquisition transactions consummated in the relevant fiscal year (except to the extent such a transaction is taken into account by the Compensation and People Committee when establishing the target Non-GAAP EPS for the relevant fiscal year).
- For purposes of the rTSR modifier, the beginning stock price and ending stock price with respect to the Company and each indexed company for purposes of determining our and each indexed company's TSR over the relevant performance period is determined based on the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price).

The following table shows both the achievement percentage of 0% for the fiscal 2024 performance period of the fiscal 2024 PSUs based on our actual billings growth in fiscal 2024 and the alignment to the new financial performance metrics for the remaining performance periods.

Grant	% of Total PSU Grant	Measure Type	FY24	FY25	FY26
**Executive PSU Program	Fiscal 2024 PSU Award**					
FY24 Grant (Made August 2023)	100%	Financial Metrics	Billings Growth FY24 Target: 17.9% FY24 Actual: 11.0% FY24 Achievement: 0%	Average of Annual NGS ARR* vs. Target and Non-GAAP EPS* vs. Target	Average of Annual NGS ARR* vs. Target and Non-GAAP EPS* vs. Target
		Relative TSR	**3 Year Relative TSR vs S&P 500**		

*In August 2024, financial metrics were aligned with those adopted for the fiscal 2025 awards to further align NEO compensation to the success of our Platformization strategy and our focus on profitability.

Final Payout = Average of Annual Financial Metric Payouts

X

Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

FISCAL 2024 ACHIEVEMENT WITH RESPECT TO FISCAL 2023 PSUS

The fiscal 2023 PSUs vest based on the achievement of the performance goals for the Company's 2023, 2024, and 2025 fiscal years. The number of PSUs that become Eligible PSUs will be equal to the product of (i) the target number of PSUs and (ii) the average of the achievement percentages for the financial metric for each fiscal year in the performance period.

Target Number of PSUs GRANTED	X	Average of Three-Year Performance Achievements based on Year-over-Year Billings Growth for fiscal 2023, 2024 and 2025	X	rTSR Modifier	=	Number of PSUs VESTED

Based on our actual year-over-year billings growth of 11.0% in fiscal 2024 (compared to a target of 17.9%), our Compensation and People Committee determined an achievement percentage of 0% for fiscal 2024. The Compensation and People Committee believes that the achievement percentage for fiscal 2024 demonstrates the intensity and rigor of our annual performance targets and our commitment to a pay-for-performance philosophy.

Grant	% of Total PSU Grant	Measure Type	FY23	FY24	FY25

Executive PSU Program | Fiscal 2023 PSU Award

| FY23 Grant (Made August 2022) | 100% | Financial Metrics | Billings Growth

FY23 Target: 20%

FY23 Actual: 23.1%

FY23 Achievement: 193% | Billings Growth

FY24 Target: 17.9%

FY24 Actual: 11.0%

FY24 Achievement: 0% | Average of

Annual NGS ARR* vs. Target

and

Non-GAAP EPS* vs. Target |

Relative TSR

3 Year Relative TSR vs S&P 500

*In August 2024, financial metrics were aligned with those adopted for the fiscal 2025 awards to further align NEO compensation to the success of our Platformization strategy and our focus on profitability.

Final Payout = Average of Annual Financial Metric Payouts

X

Relative TSR Modifier
(with final payout capped at a maximum of 400% of target PSUs)

Start and End of Performance Period

As further described under the section titled *"–Fiscal 2025 Compensation Decisions,"* the maximum target payout for the fiscal 2023 PSUs was reduced consistent with the design for the fiscal 2025 awards, and the financial performance metrics for the last remaining performance period under the fiscal 2023 PSUs was aligned to the fiscal 2025 PSU awards. Accordingly, the maximum payout for the fiscal 2023 PSUs has been lowered by 33.3%, from 600% to 400% of target payout, and the financial metrics for the fiscal 2025 performance period will be based on achievement of annual NGS ARR and annual Non-GAAP EPS, with each financial metric given equal weighting. The calculation for the rTSR modifier for the fiscal 2023 PSUs remains unchanged and is determined in the same manner as the rTSR modified for the fiscal 2024 PSUs, as described in the section above titled "—*Fiscal 2024 Equity Compensation*." However, the ultimate payout under the fiscal 2023 PSUs is now capped at 400% of the target number of PSUs (reduced from 600% of target), even if the product of the number of Eligible PSUs that result from the Payout Percentage on the financial performance metrics and the rTSR modifier would otherwise exceed 400%. For a more detailed discussion of these new performance metrics see the section below titled "–*Fiscal 2025 Compensation Decisions*" and section above titled *"—Fiscal 2024 Equity Compensation—Alignment of Remaining Performance Periods to Fiscal 2025 PSU Design."*

FISCAL 2024 ACHIEVEMENT WITH RESPECT TO FISCAL 2022 PSUS

34% of the fiscal 2022 PSUs granted to Mr. Jenkins and 50% of the fiscal 2022 PSUs granted to each of our other NEOs vest based on the achievement of the performance goals for the Company's 2022, 2023, and 2024 fiscal years. For each of these tranches of the fiscal 2022 PSUs, the number of PSUs that become Eligible PSUs will be equal to the product of (i) the target number of PSUs, and (ii) the average of the achievement percentages for the financial metric for each fiscal year in the performance period.

The payout of the second tranche of the Fiscal 2022 PSUs was determined as follows:

Target Number of PSUs GRANTED	X	Average of the Three-Year Performance Achievements based on Year-over-Year Revenue Growth for fiscal 2022, 2023 and 2024	X	rTSR Modifier	=	Number of PSUs VESTED

The following charts show three-year results for the final tranche of the fiscal 2022 PSU awards granted to our NEOs. Our 16.5% year-over-year annual revenue growth in fiscal 2024 (compared to a target of 18.9%), resulted in an achievement percentage of 76% for fiscal 2024. Our revenue growth during the fiscal 2022 performance period resulted in an achievement percentage of 136% for fiscal 2022, and our revenue growth during the fiscal 2023 performance period resulted in an achievement percentage of 96% for fiscal 2023. This results in an average achievement percentage for the fiscal 2022 PSU award financial measure of 102.7%. The number of PSUs that vested (up to a maximum of 300% of the target number of PSUs) was equal to the product of (x) the number of Eligible PSUs and (y) the rTSR modifier, subject to the applicable NEO's continued service through the certification date. The rTSR modifier was determined based on rTSR during the 3-year performance period ending on July 31, 2024, which, as reflected in the graph below, was at the 98th percentile.[1] Based on this rTSR, the rTSR modifier was 1.5x, and the number of PSUs that vested was 154% of target.

Average of the Three-Year Performance Achievements based on Year-over-Year Revenue Growth for fiscal 2022, 2023 and 2024

rTSR Modifier





OUR APPROACH TO ONE-TIME AWARDS TO NEOs

The Compensation and People Committee believes it may be necessary from time-to-time to make one-time awards outside of the normal grant cycle in certain circumstances, primarily to attract new executives, internally promote an executive or counter an external competing offer to one of our existing executives for retention purposes.

In considering these awards, the Compensation and People Committee follows the following principles:

- For new hire awards, time-vested equity should compensate the executive for a portion of the unvested equity they would forfeit from their current role or forgo from a competing offer. Any additional upside should be delivered through performance-based equity, such that a majority of the total equity value is performance-based.

- For promotion and retention awards, the majority of the award should be performance-based and any time vested equity should be granted only if the employee's existing unvested equity is low compared to market or internal peers.

No one-time equity awards were made in fiscal 2024 to any of our NEOs.

---

[1]   As described above in the section *"—Fiscal 2024 Equity Compensation,"* the beginning stock price and ending stock price with respect to the Company and each indexed company for purposes of determining our and each indexed company's TSR over the relevant performance period is determined based on the average of the closing trading prices of the relevant company for the thirty consecutive trading days ending with the last trading day before the beginning of the performance period (for the beginning price) and the last trading day of the performance period (for the ending price).

FISCAL 2023 CEO RETENTION AWARD

During fiscal 2023, our Compensation and People Committee granted Mr. Arora, our Chief Executive Officer, a significant performance-based restricted stock unit retention award. The decision was reached following a rigorous and data-driven assessment by our Compensation and People Committee, concluding that Mr. Arora had typified our leadership ethos—one that values high integrity and high performance for the benefit of our shareholders and all company stakeholders. The committee also recognized that he led our transformation from a market leader in next generation firewalls into the world's cybersecurity leader, with best-of-breed products across network security, cloud security and security operations. During Mr. Arora's tenure, our financial performance and product innovation has accelerated, and our market capitalization increased from $19.1 billion (as of May 31, 2018, the last trading day prior to announcing Mr. Arora as our Chief Executive Officer) to $76.5 billion (as of July 31, 2023, the last day of fiscal 2023), and it continued to increase substantially throughout fiscal 2024. With Nikesh at the helm, Palo Alto Networks has delivered extraordinary value creation for our shareholders and has become the largest pure-play cybersecurity company in the world. We firmly believe that Mr. Arora is one of only a few executive leaders who can deliver the caliber of performance critical to our successful attainment of our next phase of growth. Accordingly, in making the performance-based grant to Mr. Arora in fiscal 2023, we sought to retain and engage a provide, successful and industry-leading Chief Executive Officer for the long term so that our shareholder can continue to experience the financial results that we expect to result from Mr. Arora's vision, strategic acumen and operational excellence.

Prior to making the performance-based grant to Mr. Arora, during fiscal 2022 and 2023, John Donovan, our Lead Independent Director, held 30 and 21 meetings with shareholders, representing 39% and 31% of our outstanding shares (as of June 30, 2022 and June 30, 2023), respectively. When doing so, he personally took on the responsibility of soliciting input and guidance from our shareholders as it relates to Mr. Arora's compensation. Sir John Key, the Chair of our Compensation and People Committee, often joined Mr. Donovan in these meetings.

During these meetings, we sought shareholder input regarding the form and quantum of compensation paid to Mr. Arora, and in particular, our shareholders' views as to whether the Board should seek to retain Mr. Arora for the long term, including through a significant equity award. As a result of these meetings, it became apparent to the Board, as well as the Compensation and People Committee, that our shareholders were very pleased with Mr. Arora's performance as our Chief Executive Officer. Our shareholders also consistently expressed a desire for the Company to retain Mr. Arora for the long term, and recognized that doing so would represent a significant financial commitment on behalf of the Company. Our shareholders also expressed a strong recommendation that Mr. Arora's compensation, including any retention compensation, should be consistent with the Company's pay-for-performance philosophy, with vesting events aligning with performance levels that deliver significant value creation for the Company's shareholders. In addition, shareholders expressed the view that Mr. Arora's retention compensation should also be subject to reduction or risk if the Company failed to deliver expected financial performance.

Following their meetings with our shareholders, Mr. Donovan and Sir John Key informed the Compensation and People Committee and the independent members of our Board of their engagement with shareholders, including the feedback received from them. The Compensation and People Committee sought to align Mr. Arora's long-term performance and retention award with the guidance and input provided by our shareholders. In this respect, the Committee included the following features, which it believed aligned with the feedback received by numerous of our shareholders:

- A five-year cliff, which enhances retention benefits of the award, and only pays out based on sustained performance. Mr. Arora must remain in the employ of the Company throughout the entire duration of the five-year performance period. Failure to do so will result in Mr. Arora receiving no value or compensation from the award.

- A minimum level of required performance, where the award can result in as few as zero shares, if the Company's performance is less than 40% of the companies in the S&P 500 over the five-year performance period.

- A median performance level that is tied to performance at the 55th percentile of the S&P 500 index, rather than the 50th percentile.

- A graduated payout curve, where Mr. Arora will only receive the maximum level of compensation if the Company delivers exceptional stock price performance, as measured against the S&P 500 index.

During fiscal 2023, the Board's primary responsibility was to oversee the Company's efforts to deliver meaningful and sustainable value to our shareholders. Our Board continues to believe that retaining Mr. Arora as our Chief Executive Officer for the long-term is critical to fulfilling that responsibility. Our Compensation and People Committee has committed not to grant Mr. Arora, our Chief Executive Officer, additional one-time equity awards of any variety with vesting or performance metrics that would overlap with the one-time performance-based restricted stock unit retention award granted to him in June 2023.

Fiscal 2025 Compensation Decisions

In connection with the continuing evolution of our compensation programs in response to the results of our shareholder "Say-on-Pay" advisory vote at the 2023 annual meeting of shareholders, shareholder feedback and the advice our Compensation and People Committee received from its independent compensation consultant, we distilled a number of important changes to our executive compensation programs, particularly to the equity compensation program, to support the Company's goals and reflect our pay-for-performance philosophy.

While some of the changes we are making in response to shareholder feedback, including the results of the "Say-on-Pay" advisory vote, could not be fully reflected in compensation decisions made for fiscal 2024 because certain of our fiscal 2024 pay decisions had already been made when that feedback was received, we have fully implemented these changes in our fiscal 2025 pay decisions.

- **Reduced Total Potential Payout.** For fiscal 2025, we have redesigned the PSU awards to lower the maximum payout by 33.3%, from 600% to 400% of the target payout.

- **Updated PSU Financial Metric Design to Align with our Strategy.** The Compensation and People Committee believes that NEO compensation should be aligned with (i) the strategic plan and initiatives approved by the Board, (ii) the key financial metrics approved by the Board and communicated to investors, and (iii) the strategies that will fuel our long-term growth. During fiscal 2024, the Board approved an ambitious plan to accelerate Platformization – our strategy to accelerate customer adoption of our platforms across our portfolio – which the Board believes will be a driving force toward our long-term financial goal of $15 billion in NGS ARR by 2030, and meaningfully increase long-term shareholder value. Accordingly, for fiscal 2025, the Compensation and People Committee changed the financial measures of our PSUs to better align with this long-term strategy by linking executive compensation to an equal weighting of NGS ARR and Non-GAAP EPS. NGS ARR has become one of the Company's key metrics, and our key top-line guidance metric in addition to revenue. We believe NGS ARR represents the return on the investments we make in next-generation security that will disproportionality drive our growth and profitability. The Compensation and People Committee introduced Non-GAAP EPS to ensure our growth is balanced, not overly weighted towards the top-line, and is profitable. By aligning NEO compensation to NGS ARR and Non-GAAP EPS, the Compensation and People Committee believes that we are fulfilling our pay-for-performance philosophy commitment to our shareholders by linking our executive's long-term equity compensation with our long-term goals.

- **Aligned Prior Awards to New Design.** For our fiscal 2023 and fiscal 2024 PSU awards for NEOs, we reduced the maximum target payout consistent with the design for the fiscal 2025 awards, and we aligned the financial performance metrics for the remaining performance periods with the financial performance metrics adopted for the fiscal 2025 PSU awards. Accordingly, the maximum payout for these prior PSUs has been lowered by 33.3%, from 600% to 400% of target number of PSUs, and the financial performance metrics – annual NGS ARR and Non-GAAP EPS – will further align NEO equity compensation to the success of our Platformization strategy and our focus on profitability. We believe that adopting the fiscal 2025 award financial metrics for all remaining performance periods in the fiscal 2023 and fiscal 2024 PSU awards will ensure our NEOs are focused on the metrics we believe will be most useful to evaluate the success of current business strategy. In addition, beginning in the first fiscal quarter of 2025, billings will no longer be a key financial metric of the Company and will no longer be reported by the Company. For a more detailed discussion of these new financial performance metrics, particularly as they apply to the remaining performance periods for the fiscal 2024 PSUs, see the section above titled *"—Fiscal 2024 Equity Compensation—Alignment of Remaining Performance Periods to Fiscal 2025 PSU Design."*

- **Clearly Defined Cash Incentive Plan Performance Thresholds.** For our fiscal 2025 annual cash incentive plan design, we clearly identified the threshold performance levels for each metric required for the funding and payout of the cash incentive plan. If the performance of either metric in the fiscal 2025 cash incentive plan (revenue and organic operating margin) is more than 10% below its respective target for fiscal 2025, then there will be no funding or payout of the cash incentive plan.

Other Aspects of Our Executive Compensation Programs

Employment Agreements

Each of our NEOs is a party to an employment arrangement setting forth the material terms of his employment. For a summary of the material terms and conditions of these arrangements, see the section titled *"—Executive Employment Agreements."*

Post-Employment Compensation

The employment arrangement for each of our NEOs provides for payments and/or benefits related to an involuntary termination of employment, including in connection with a change in control of our Company, on a "double trigger" basis. We believe that these protections assist us in retaining the services of these individuals. We also believe that these protections serve our business objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize shareholder value, including in the event that there is a potential transaction that could involve a change in control of our Company. The terms of these post-employment compensation arrangements were determined after our Board and Compensation and People Committee reviewed our retention goals for each NEO and an analysis of relevant market data.

For a summary of the material terms and conditions of these post-employment compensation arrangements, as well as an estimate of the amounts potentially payable pursuant to such arrangements, see the sections titled *"—Executive Employment Agreements"* and *"—Potential Payments Upon Termination or Change in Control."*

Our Compensation and People Committee has adopted a continued service policy as an additional tool to serve several critical interests when circumstances warrant. These interests include maintaining distinctive executive ability; providing continuity of expertise in servicing our customers; minimizing the business disruption that can follow executive attrition; and solidifying succession planning.

Employees holding the title of Senior Vice President or higher are eligible for continued vesting of equity awards if such employee (i) voluntarily resigns from full-time employment; (ii) has attained the age of 55 years and has been continuously employed by the Company as a full-time employee for at least five years as of the date of such resignation or has been continuously employed by the Company as a full-time employee for at least 10 years as of the date of such resignation or transition; and (iii) maintains a continued service relationship with the Company, including by transitioning employment to an advisory role, whether as employee or independent contractor. Eligible employees are not guaranteed benefits under the policy. Each award of benefits under the policy will be individually assessed and determined by the administrator of the policy (which is our Board or Compensation and People Committee), including the determination of which equity awards that will be subject to continued vesting and the related terms and conditions. Eligible employees will enter into a continued service agreement with the Company in a form approved by the administrator.

In 2023, our Compensation and People Committee adopted an Equity Incentive Plan Survivor Benefit Policy (the "Survivor Benefit Policy"), which provides that upon the death of an employee, certain equity awards of the employee will fully accelerate and vest, unless prohibited by applicable laws. For any awards with performance-based vesting terms that are accelerated, unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and any multipliers (whether based on TSR or otherwise) will not impact the award. For further details regarding this policy, please see the section below titled: *" –Termination of Employment and Potential Payments Unrelated to a Change in Control –Potential Payments in connection with Termination of Employment Due to Death."*

Under the cash incentive plan, participants who did not elect to defer any portion of their cash incentive plan payouts under our non-qualified deferred compensation plan are eligible to receive a cash incentive plan payout upon their death, as described in further detail in the section titled *"—Termination of Employment and Potential Payments Unrelated to a Change in Control."*

Executive Officer Stock Ownership Guidelines

Purpose. Our Board believes that our executive officers should hold a meaningful financial stake in our Company to closely align their interests with those of our shareholders and has therefore adopted stock ownership guidelines as part of our corporate governance guidelines.

Ownership Definition. Unvested PSUs, RSUs, and unexercised stock options do not count toward satisfying these ownership guidelines.

Ownership Requirement. Our Chief Executive Officer and executive officers who report directly to our Chief Executive Officer must accumulate and hold shares of our common stock based on a multiple of base salary within five years of their appointment as, or promotion to, an executive officer.

As of September 23, 2024, each of our NEOs have met their respective stock ownership guideline.

The following table lists the specific ownership requirements for our NEOs, their status in meeting the guidelines, and their deadlines to meet the current requirements.

Officer	Multiple of Base Salary Requirement	Status	Deadline
Nikesh Arora	10x	Met	June 2023
Dipak Golechha	1x	Met	March 2026
William "BJ" Jenkins	1x	Met	August 2026
Lee Klarich	1x	Met	May 2011
Nir Zuk	1x	Met	February 2010

Risk Assessment and Compensation Practices

Our management assesses and discusses with our Compensation and People Committee our compensation policies and practices as they relate to our risk management. Based upon this assessment, the Compensation and People Committee believes that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

In reaching this conclusion, we have considered, among other things, the following factors:

- our cash incentive plan reflects a "pay for performance philosophy" that rewards our NEOs and other eligible employees for achievement of performance targets;
- discretionary bonuses are reserved for extraordinary performance and achievement;
- total compensation features a balance of short- and long-term incentives (LTI), with the majority of pay delivered in LTI for senior executives;
- our equity awards include multi-year vesting schedules requiring long-term employee commitment;
- our performance expectations reward long-term value creation, profitability and excellence;
- our use of multiple performance measures in incentive plans;
- our regular monitoring of short-term and long-term compensation practices to determine whether management's objectives are satisfied;
- performance goals require sufficient "stretch," yet are achievable;
- both the short-term and long-term incentive programs have caps for significant upside performance; and
- our independent compensation consultant evaluated and assessed our compensation policies and practices and confirmed that our practices do not encourage excessive risk taking.

Compensation Recovery Policies

In December 2023, we adopted a new Compensation Recovery Policy in accordance with the SEC requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq's listing standards. The new Compensation Recovery Policy supplements our existing Clawback Policy that was first adopted in August 2017 (the "2017 Clawback Policy"), and provides for the non-discretionary recovery on a pre-tax basis of excess incentive-based compensation received on or after October 2, 2023 by current and former executive officers (as defined in Rule 10D-1(d) under the Securities and Exchange Act of 1934, as amended) ("Covered Officers") in the event of an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, whether or not the Covered Officer was at fault for the restatement. Recovery of such excess compensation is required unless it is determined that recovery is impractical in certain limited circumstances or the excess compensation was received prior to the beginning of the Company's three fiscal years most recently completed before the date on which it is determined an accounting restatement is required.

In connection with the adoption of the Compensation Recovery Policy, we amended the 2017 Clawback Policy through which we may seek the recovery of performance-based incentive compensation paid by us under certain circumstances. The amendment clarified that the 2017 Clawback Policy would no longer apply to excess incentive-based compensation covered by our new Compensation Recovery Policy received on or after October 2, 2023 by Covered Officers. The Compensation and People Committee determined that removing the overlap that would have otherwise existed would not affect the Company's rights because there would not be a scenario in which there is compensation recoverable under the 2017 Clawback Policy that would not be recoverable under the new Compensation Recovery Policy after October 2, 2023.

Other than the change described above, the 2017 Clawback Policy remains unchanged otherwise and continues to apply to our Chief Executive Officer and to all our officers who report directly to our Chief Executive Officer. The 2017 Clawback Policy provides that if we restate our financial statements as a result of a material error, a covered executive received excess compensation as a result, no more than two years have elapsed since the original filing date of the relevant financial statements and the Compensation and People Committee unanimously concludes that fraud or intentional misconduct by the covered executive caused the material error and it would be in our best interests to seek from such covered executive recovery of the excess compensation, then our Compensation and People Committee may, in its sole discretion, seek repayment from such covered executive.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other disposition of securities by our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as the exchange listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended July 31, 2024.

Hedging and Pledging Policies

Our insider trading policy prohibits our executive officers and members of our board of directors from engaging in derivative securities transactions, including hedging or other transactions that offset, or are designed to hedge or offset, any decrease in the market value of our equity securities and from pledging Company securities as collateral or holding Company securities in a margin account, except, in the case of pledging, with the prior approval of the Governance and Sustainability Committee. This policy does not restrict ownership of, or transactions related to, Company-granted awards, such as PSUs, RSUs, employee stock options, and other securities issued by the Company or the deferral of equity awards pursuant to our non-qualified deferred compensation plan.

Our executive officers have significant holdings of our stock to align their interests to those of our shareholders. Establishing a conservative pledging policy enables our executive officers to continue to hold those shares, while providing them flexibility in financial planning and allowing them to achieve financial diversification. By enabling our executives to maintain their stock ownership in the Company, our conservative pledging program helps ensure that they continue to have a meaningful financial interest in the success of the Company under their leadership. For these reasons, in fiscal 2022, the Board adopted a conservative policy that allows limited pledging of our stock by our executive officers.

Our pledging policy establishes the parameters of pledging arrangements, and provides that any pledging arrangement must be approved in advance by our Governance and Sustainability Committee, as well as sets an overall limit of $100 million on the total value of shares pledged by our executive officers (as a group). Under this policy, all pledges of shares of Company stock by our executives must comply with the following requirements:

- any proposed pledge of shares must be approved in advance by the Governance and Sustainability Committee;
- the loan amount against which shares are pledged must not exceed 30% of the aggregate fair market value of the individual's total stock ownership at the time the arrangement is executed;
- only outstanding shares held by an individual may be pledged (i.e., no shares subject to options or unvested RSUs, PSUs or other unvested equity awards may be pledged);
- no shares may be pledged that would cause the total value of all pledged shares of our executive officers in the aggregate (as a group) to exceed $100 million;
- pledged shares cannot consist of any shares that remain subject to the Company's One Year Hold Policy; and
- the stock ownership requirements applicable to our executives are in addition to, and cannot include, pledged shares.

When approving a pledging arrangement, in addition to the requirements above, the Governance and Sustainability Committee will consider any other factors deemed relevant by the Committee, including, without limitation, the total number of shares of Company stock beneficially owned by the applicable executive, the pledged shares as a percentage of the executive's aggregate beneficially owned shares, the pledged shares as a percentage of the Company's total outstanding shares, whether the pledged shares were purchased by the executive, and whether the executive has entered into any other pledging arrangement.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and certain other highly compensated executive officers in any taxable year.

While our Compensation and People Committee is mindful of the benefit of being able to fully deduct the compensation paid to our NEOs, our Compensation and People Committee believes that we should retain the flexibility to provide compensation to our NEOs that is not fully tax deductible when it believes that such payments are appropriate to attract and retain executive talent or meet other business objectives. Our Compensation and People Committee intends to continue to compensate our NEOs in a manner consistent with the best interests of our Company and our shareholders even if any portion of such compensation is non-deductible.

Taxation of "Parachute" Payments. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability that the NEO might owe as a result of the application of Sections 280G or 4999 during fiscal 2023, and we have not agreed and are not otherwise obligated to provide any NEO with such a "gross-up" or other reimbursement in the future.

Accounting for Share-Based Compensation. We follow ASC Topic 718 for our share-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based compensation awards made to employees and directors, including stock options and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our NEOs may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Perquisites and Other Personal Benefits

Retirement Plans. We have established a U.S. tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently match contributions made to the plan by our employees up to $1,000, including our NEOs. In fiscal 2024, Messrs. Golechha, Jenkins and Klarich participated in our Section 401(k) retirement plan and each received a matching contribution of $1,000. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code, or the Code, so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan. We made payments for Mr. Zuk to certain Israeli pension and severance funds available to employees of our Israel subsidiaries.

Health and Welfare Plans. In addition, we provide other benefits to our NEOs on the same basis as all of our full-time employees in the country in which they are resident. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. We made payments for Mr. Zuk to certain Israeli health insurance plans available to employees of our Israel subsidiaries.

Deferred Compensation Plan. We have adopted a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the Compensation and People Committee, which administers the deferred compensation plan, and includes the Company's executive officers. For a summary of the material terms and conditions of the deferred compensation plan, see the section titled *"—Executive Compensation Tables."*

Other Personal Benefits. Our Compensation and People Committee determined that if any harm occurred to our Chief Executive Officer, our business operations, investor confidence and employee productivity would be severely impacted. Accordingly, the Board continued to take reasonable steps to ensure the safety and security of Mr. Arora, considering the nature of the position and its criticality to the operation of the Company.

We previously retained a leading global risk management and security consulting firm to analyze and determine if there was a bona-fide business related security concern for Mr. Arora. Based on the results of its investigation (which included investigation of a personal security incident involving Mr. Arora), this firm determined that there was a bona-fide, business related security concern for Mr. Arora and credible threat actors existed with both the willingness and resources necessary for conducting an attack on Mr. Arora. Accordingly, the firm recommended that the Company take various steps to ensure the safety of Mr. Arora. Our chartered aircraft policy requires the use of chartered aircraft for both business and personal-related air travel by Mr. Arora. To further ensure Mr. Arora's safety during vehicular travel, as part of the overall security program, Mr. Arora is driven by a member of his security protection detail in a Company-leased automobile (including during his commute, which is considered a personal benefit under the relevant disclosure rules).

Our Compensation and People Committee periodically reviews the nature and cost of this program in relation to his security profile. In fiscal 2024, the Compensation and People Committee undertook an examination of the personal benefits of our NEOs, which resulted in meaningful decreases to the personal benefits accrued by Mr. Arora. The amount of personal benefits accrued by Mr. Arora decreased to a total of $1,686,522 in fiscal 2024 (reported in the "All Other Compensation" column of the Summary Compensation Table), an approximately 56% decrease when compared to the total amount reported for fiscal 2023 of $3,800,885. The decrease in personal benefits to Mr. Arora is in part due to a reduction in personal use of the private aircraft, as well as the result of a careful review of vendors under our security program and efficiencies gained from the decision to use a single vendor. This helped contribute to an approximate 55% decrease in the total amount of aircraft and security-related perquisites and benefits for Mr. Arora when compared to fiscal 2023 – from $3,768,893 in fiscal 2023 to $1,684,666 in fiscal 2024.

Even though this security program was put in place for business reasons, the component of the program that includes security at Mr. Arora's residence and during personal travel is required to be disclosed as a perquisite under the relevant SEC disclosure rules and is included in the "All Other Compensation" column in the Summary Compensation Table. The amount for these items from the security program that was paid in fiscal 2024 and is included as a component in the "All Other Compensation" column in the Summary Compensation Table was $1,115,315. The value of Mr. Arora's use of chartered aircraft for personal travel in fiscal 2024 was $340,705, and the value attributed to Mr. Arora's personal use of the Company automobile under our overall security program is approximately $35,134. Mr. Arora recognizes imputed income from personal usage of the private aircraft and other travel expenses that may be deemed to be in the nature of commuting, and, in fiscal 2024, we paid $193,513 of his taxes on such imputed income. On occasion, guests of Mr. Arora also may accompany him, at a de minimis incremental cost to the Company.

Our Compensation and People Committee believes that amounts paid by the Company for this security program have been reasonable, necessary and for our benefit. We require these security measures for the Company's benefit because of the importance of Mr. Arora to the Company, and we believe that the scope and costs of these security programs are appropriate and necessary.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make our NEOs more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation and People Committee.

Report of the Compensation and People Committee

Our Compensation and People Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation and People Committee has recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation and People Committee of our Board:

Rt Hon Sir John Key (Chair)
Aparna Bawa
John Donovan

Executive Compensation Tables

Fiscal 2024 Summary Compensation Table

The following table presents summary information regarding the compensation paid to, or earned by, our NEOs for our fiscal year ended July 31, 2024.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Nikesh Arora Chief Executive Officer	2024	1,000,000	54,150,353	1,200,000	1,686,522[2]	58,036,875
	2023	750,000[3]	145,374,318	1,500,000	3,800,885	151,425,203
	2022	250,000[3]	7,007,348	1,500,000	1,653,129	10,410,477
Dipak Golechha Chief Financial Officer	2024	600,000	13,301,233	720,000	2,924[4]	14,624,157
	2023	600,000	7,879,645	900,000	2,023	9,381,668
	2022	600,000	1,868,557	900,000	251,946	3,620,503
William "BJ" Jenkins President	2024	750,000	16,365,230	900,000	15,285[5]	18,030,515
	2023	750,000	12,116,568	1,125,000	31,836	14,023,404
	2022	734,375	17,835,150	1,125,000	1,996	19,696,521
Lee Klarich Chief Product Officer	2024	550,000	19,126,156	660,000	2,162[6]	20,338,318
	2023	550,000	15,685,347	825,000	32,023	17,092,370
	2022	550,000	4,671,565	825,000	1,996	6,048,561
Nir Zuk[7] Founder and Chief Technology Officer	2024	400,140	11,349,785	480,168	72,086[8]	12,302,179
	2023	419,515	6,961,334	629,272	76,091	8,086,212
	2022	459,420	1,635,031	689,130	83,576	2,867,157

[1] The amounts reported in the Stock Awards column represent the grant date fair value of the RSUs (including time-based RSUs and PSUs) that were considered, under ASC Topic 718, to have been granted to our NEOs in each reported fiscal year, as computed in accordance with ASC Topic 718. The disclosure rules for stock awards in the summary compensation table are based on when there is a measurement date under financial accounting rules, because that is when it is possible to determine grant date fair value. As a result, performance-based stock awards are not always disclosed in the summary compensation table during the year that they were legally granted if performance metrics for a portion of the awards are set in a subsequent year. In the table above:

[i.] The amounts included for fiscal 2022 includes the grant date fair value of approximately 42% (or in Mr. Jenkins' case, 61%) of the PSUs legally granted in fiscal 2022 because the performance metrics for those PSUs were set in fiscal 2022.

[ii.] The amounts included for fiscal 2023 includes the grant date fair value of approximately 42% (or in Mr. Jenkins' case, 28%) of the PSUs legally granted in fiscal 2022, the grant date fair value of 1/3rd of the PSUs legally granted in August 2022 and the grant date fair value of all of the PSUs legally granted to Mr. Arora in June 2023 because the performance metrics for those PSUs were set in fiscal 2023.

[iii.] The amounts included for fiscal 2024 includes the grant date fair value of approximately 16% (or in Mr. Jenkins' case, 11%) of the PSUs legally granted in fiscal 2022, the grant date fair value of ⅓ of the PSUs legally granted in fiscal 2023 and the grant date fair value of 1/3 of the PSUs legally granted in fiscal 2024 because the performance metrics for those PSUs were set in fiscal 2024.

The result of this disclosure regime is that the increase in our stock price year over year results in larger grant date fair values reported in years subsequent to the year awards were legally granted because the higher stock price is used to establish the grant date fair value of the portion of an award that is set in those subsequent years. The grant date value of the awards that were considered to have been granted in fiscal 2024 under ASC Topic 718, assuming that the highest level of performance conditions will be achieved, is $155,378,068 for Mr. Arora, $38,017,080 for Mr. Golechha, $44,854,202 for Mr. Jenkins, $52,663,491 for Mr. Klarich, and $32,398,432 for Mr. Zuk. The portions of any awards that vest based on the achievement of performance goals (other than relative TSR) for fiscal years after fiscal 2024 do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2024. For more information, see footnote 3 to the Fiscal 2024 Grants of Plan-Based Awards Table. Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their equity awards.

[2] Includes life insurance premiums of $770, personal security costs of $1,115,315 based on invoices provided by a third-party security company, approximately $375,839 for costs attributed to personal usage of private aircraft and a Company-leased automobile provided as part of the overall security program, $193,513 of taxes associated with personal usage of the private aircraft and other travel expenses from the Company-leased automobile provided under Mr. Arora's overall security program that may be deemed to be in the nature of commuting, and $392 of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts). For purposes of reporting the value of personal usage of private aircraft in this table,

we use costs provided by the applicable charter company, which include contracted hourly charges and fuel charges. For purposes of reporting the value of personal usage of the Company automobile provided under Mr. Arora's overall security program in this table, we use the hourly rate of the member of his security detail driving Mr. Arora applied to the approximate hours the security detail drives Mr. Arora in the automobile for personal use, plus an estimated percentage of personal use by Mr. Arora applied to the cost of leasing, insuring, maintaining the automobile. On occasion, guests of Mr. Arora also may accompany him, at a de minimis incremental cost to the Company. For more information regarding Mr. Arora's overall security program and personal usage of private aircraft, see the section entitled "*Compensation Discussion and Analysis—Perquisites and Other Personal Benefits*" above.

(3) From November 1, 2021 to October 31, 2022, Mr. Arora elected to forego his salary.

(4) Includes life insurance premiums of $770, 401(k) plan matching contributions by our Company of $1,000, and $1,154 of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts).

(5) Includes life insurance premiums of $770, 401(k) plan matching contributions of $1,000, $12,139 of taxes associated with the reimbursement of taxable expenses associated with participation at Company events (on the same terms as provided to other participants in such events), and $1,376 of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts).

(6) Includes life insurance premiums of $770, 401(k) plan matching contributions by our Company of $1,000, and $392 of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts).

(7) For fiscal 2024, Mr. Zuk's base salary, non-equity incentive compensation and all other compensation was paid in Israeli currency. The amounts set forth in the table for fiscal 2024 reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2024. This table preserves the Israel new shekel to U.S. dollar exchange rates used in prior fiscal years for consistency with disclosures in this table from prior fiscal years.

(8) Includes $425 of taxes associated with gifts provided in connection with Company events (on the same basis as the Company provides to other employees who receive gifts), $395 of taxes associated with health insurance contributions by the Company, $37,114 contributed for social security and pension benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees), and $33,332 contributed for severance benefits under Israeli government schemes (on the same basis as the Company provides to other Israel-based employees).

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee. As permitted by SEC rules, we used the same median employee for fiscal 2024 that we identified for fiscal 2023 because there have been no significant changes to our workforce or pay design for fiscal 2024 that we believe would significantly change our Chief Executive Officer pay ratio results. For our last completed fiscal year, which ended July 31, 2024:

- The median of the annual total compensation of all employees (other than Mr. Arora) of our Company and our consolidated subsidiaries in fiscal 2024 was approximately $215,882. This annual total compensation was calculated in accordance with Item 402(c)(2)(x) of Regulation S-K, and reflects, among other things, salary, all bonuses earned, other cash payments (such as from our cash incentive plan), 401(k) contribution matches, life and disability insurance premiums paid by the Company, and the aggregate "grant date fair value" of equity awards granted during fiscal 2024.

- Mr. Arora's annual total compensation, as reported in the Fiscal 2024 Summary Compensation Table included in this Proxy Statement, was $58,036,875.

- Based on the above, for fiscal 2024, the ratio of Mr. Arora's annual total compensation to the median of the annual total compensation of all employees was approximately 269 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Fiscal 2024 Grants of Plan-Based Awards

The following table presents information regarding the amount of equity awards granted to our NEOs during our fiscal year ended July 31, 2024.

Name	Grant Date	Date of Board or Committee Action to Grant the Award	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Arora	—	—	450,000	1,000,000	1,650,000	—	—	—	—	—
	8/20/21	8/17/21	—	—	—	7,596	20,256	60,768	—	7,072,990
	8/23/22	8/18/22	—	—	—	1	72,504	435,024	—	26,946,837
	8/21/23	8/17/23	—	—	—	1	61,614	369,684	—	20,130,526
Mr. Golechha	—	—	270,000	600,000	990,000	—	—	—	—	—
	8/20/21	8/17/21	—	—	—	2,026	5,403	16,209	—	1,886,620
	8/23/22	8/18/22	—	—	—	1	17,172	103,032	—	6,382,146
	8/21/23	8/17/23	—	—	—	1	15,403	92,418		5,032,468
Mr. Jenkins	—	—	337,500	750,000	1,237,500	—	—	—	—	—
	8/20/21	8/17/21	—	—	—	4,555	12,147	36,441	—	4,241,489
	8/23/22	8/18/22	—	—	—	1	19,080	114,480	—	7,091,273
	8/21/23	8/17/23	—	—	—	1	15,403	92,418	—	5,032,468
Mr. Klarich	—	—	247,500	550,000	907,500	—	—	—	—	—
	8/20/21	8/17/21	—	—	—	5,063	13,503	40,509	—	4,714,978
	8/23/22	8/18/22	—	—	—	1	28,620	171,720	—	10,636,909
	8/21/23	8/17/23	—	—	—	1	11,552	69,312	—	3,774,269
Mr. Zuk[4]	—	—	180,063	400,140	660,231	—	—	—	—	—
	8/20/21	8/17/21	—	—	—	1,773	4,728	14,184	—	1,650,923
	8/23/22	8/18/22	—	—	—	1	15,264	91,584	—	5,673,018
	8/21/23	8/17/23	—	—	—	1	12,322	73,932	—	4,025,844

[1] Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to target incentive compensation opportunities under the fiscal 2024 cash incentive plan and assumes achievement at target levels for our corporate performance measures. For achievement in excess of target, overperformance could be rewarded with a payout of up to 165% of each NEO's target. The actual amounts paid to our NEOs are set forth in the "Fiscal 2024 Summary Compensation Table" above and the calculation of the actual amounts paid is discussed more fully in the section titled "*Compensation Discussion and Analysis—Fiscal 2024 Executive Compensation Program—Fiscal 2024 Executive Compensation Program Components—Annual Cash Incentive Compensation.*"

[2] Represents PSUs that were considered, under ASC Topic 718, to have been granted in fiscal 2024. The threshold is calculated as if the threshold of Company performance measure was reached and/or the lowest TSR modifier was reached. The maximum is calculated assuming all maximum Company performance targets were met and/or the relative TSR modifier was also at the maximum value. For more information, see the section titled "*Compensation Discussion and Analysis—Fiscal 2024 Executive Compensation Program—Fiscal 2024 Executive Compensation Program Components—Fiscal 2024 Equity Compensation.*"

The numbers included in the "Maximum" column for the PSUs granted in our fiscal 2023 (which have a grant date of August 23, 2022) and our fiscal 2024 (which have a grant date of August 21, 2023) reflect the terms of those PSUs as in effect on July 31, 2024. As discussed in the section titled "*Compensation Discussion and Analysis–Fiscal 2025 Compensation Decisions,*" following the end of our fiscal 2024, the maximum payout for the fiscal 2023 PSUs and fiscal 2024 PSUs was lowered from 600% to 400% of the target number of shares subject to the PSUs. Taking into account the reduced maximum payout, the numbers for the "Maximum" column for the PSUs granted in our fiscal 2023 (which have a grant date of August 23, 2022) and our fiscal 2024 (which have a grant date of August 21, 2023) would be as follows: (i) for Mr. Arora, 290,016 for the fiscal 2023 PSUs and 246,456 for the fiscal 2024 PSUs, (ii) for Mr. Golechha, 68,688 for the fiscal 2023 PSUs and 61,612 for the fiscal 2024 PSUs, (iii) for Mr. Jenkins, 76,320 for the fiscal 2023 PSUs and 61,612 for the fiscal 2024 PSUs, (iv) for Mr. Klarich, 114,480 for the fiscal 2023 PSUs and 46,208 for the fiscal 2024 PSUs, and (v) for Mr. Zuk, 61,056 for the fiscal 2023 PSUs and 49,288 for the fiscal 2024 PSUs.

(3) The amounts reported in the Grant Date Fair Value of Stock Awards column represent the grant date fair value of the portions of the PSU awards that were considered, under ASC Topic 718, to have been granted in fiscal 2024. The assumptions used in calculating the grant date fair value of the PSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2024. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSU under ASC Topic 718 occurs when performance targets are approved, and we approved performance targets only with respect to fiscal year 2024, PSU values in this column include

i. with respect to PSUs granted in August 2021, 16% of the PSUs granted to Mr. Arora, Mr. Golechha, Mr. Klarich, and Mr. Zuk, and 11% of the PSUs granted to Mr. Jenkins; and

ii. with respect to PSUs granted in August 2022 and in August 2023, ⅓ of the PSUs granted.

Note that the amounts reported in this column do not correspond to the actual economic value that may be received by our NEOs from their PSU awards.

(4) The amounts set forth in the table for Mr. Zuk for estimated future payouts under Non-Equity Incentive Plan Awards reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2024.

Fiscal 2024 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding stock options and other equity awards held by our NEOs as of July 31, 2024.

Named Executive Officer	Grant Date	Option Awards— Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards— Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards— Option Exercise Price ($)	Option Awards— Option Expiration Date	Stock Awards— Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards— Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Arora	8/21/2023(2)	—	—	—	—	—	—	1	325
	6/2/2023(3)	—	—	—	—	—	—	750,000	243,547,500
	8/20/2022(4)	—	—	—	—	—	—	1,305,090	423,801,876
	8/20/2021(5)	—	—	—	—	93,578	30,387,584	—	—
	10/20/2020(6)	—	—	—	—	54,233	17,611,082	—	—
	6/7/2018(7)	—	—	—	—	85,116	27,639,719	—	—
	6/7/2018(8)	2,378,092	—	66.17	12/6/25	—	—	—	—
Mr. Golechha	8/21/2023(2)	—	—	—	—	—	—	1	325
	8/20/2022(4)	—	—	—	—	—	—	309,096	100,372,744
	8/20/2021(5)	—	—	—	—	24,953	8,102,988	—	—
	3/20/2021(9)	—	—	—	—	12,468	4,048,734	—	—
	12/20/2020(10)	—	—	—	—	5,043	1,637,613	—	—
Mr. Jenkins	8/21/2023(2)	—	—	—	—	—	—	1	325
	8/20/2022(4)	—	—	—	—	—	—	343,400	111,525,271
	8/20/2021(5)	—	—	—	—	56,110	18,220,600	—	—
	8/20/2021(11)	—	—	—	—	11,481	3,728,225	—	—
Mr. Klarich	8/21/2023(2)	—	—	—	—	—	—	1	325
	8/20/2022(4)	—	—	—	—	—	—	515,160	167,287,907
	8/20/2021(5)	—	—	—	—	62,384	20,257,956	—	—
	10/20/2020(12)	—	—	—	—	15,192	4,933,298	—	—
	10/20/2018(8)	912,079	—	64.50	4/19/26	—	—	—	—

Named Executive Officer	Grant Date	Option Awards—Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards—Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards—Option Exercise Price ($)	Option Awards—Option Expiration Date	Stock Awards—Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Zuk	8/21/2023[2]	—	—	—	—	—	—	1	325
	8/20/2022[4]	—	—	—	—	—	—	274,752	89,220,217
	8/20/2021[5]	—	—	—	—	21,834	7,090,155	—	—
	10/20/2020[13]	—	—	—	—	7,296	2,369,230	—	—
	10/20/2018[8]	1,509,057	—	64.50	4/19/26	—	—	—	—

[1] The market value of unvested or unearned shares is calculated by multiplying the number of unvested or unearned shares held by the applicable NEO by the closing market price of our common stock on Nasdaq on July 31, 2024 (the last trading day of our 2024 fiscal year), which was $324.73 per share.

[2] Represents PSUs that were granted under our 2021 Equity Incentive Plan ("2021 Plan"). PSUs have a three-year performance period and will vest at the end of the performance period based on the achievement of performance goals for the Company's 2024, 2025 and 2026 fiscal years. Values included in the Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested columns include the threshold values for number of shares and market value. For more information, see the section titled "*Fiscal 2024 Executive Compensation Program—Fiscal 2024 Executive Compensation Program Components—Fiscal 2024 Equity Compensation.*"

[3] Represents PSUs that were granted under our 2021 Plan. Following the completion of a five-year performance period, the Compensation and People Committee will make the final determination of performance in connection with the award, after which the shares will fully vest. Values included in the Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested columns include the maximum values for number of shares and market value (i.e., calculated assuming the highest relative TSR target was met).

[4] Represents PSUs that were granted under our 2021 Plan. PSUs have a three-year performance period and will vest at the end of the performance period based on the achievement of the performance goals for the Company's 2023, 2024 and 2025 fiscal years. Values included in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" and "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" columns include the maximum values for number of shares and market value (i.e., calculated assuming all maximum performance targets were met and the relative TSR modifier was also at the maximum value), based on the terms of such PSUs as in effect on July 31, 2024. As discussed in the section titled "*Compensation Discussion and Analysis–Fiscal 2025 Compensation Decisions,*" following the end of our fiscal 2024, the maximum payout for the PSUs granted in our fiscal 2023 (which have a grant date of August 23, 2022) was lowered from 600% to 400% of the target number of shares subject to the PSUs. Taking into account the reduced maximum payout, the maximum values for number of shares and market value that would have been reported for these PSUs would have been: (i) for Mr. Arora, 870,060 PSUs with a value of $282,534,584, (ii) for Mr. Golechha, 206,064 PSUs with a value of $66,915,163, (iii) for Mr. Jenkins, 228,960 PSUs with a value of $74,350,181, (iv) for Mr. Klarich, 343,440 PSUs with a value of $111,525,271, and (v) for Mr. Zuk, 183,168 PSUs with a value of $59,480,145.

[5] Represents PSUs that were granted under our 2012 Equity Incentive Plan (the "2012 Plan"). Specified performance metrics having been achieved, the PSUs that became eligible to vest will vest upon the Compensation and People Committee's final determination of performance in connection with the award. Values included in the "Stock Awards—Number of Shares or Units of Stock That Have Not Vested" and "Stock Awards—Market Value of Shares or Units of Stock That Have Not Vested" columns reflect the PSUs that were eligible to vest, as of July 31, 2024, based upon achievement of the specified performance metric.

[6] Represents PSUs that were granted under our 2012 Plan. A specified performance metric having been achieved, the PSUs that became eligible to vest will vest over a four-year period, with 15% of such PSUs having vested in equal quarterly increments during year two with the first vesting on January 20, 2022; 42.5% of such PSUs having vested in equal quarterly increments during year three; and 42.5% of such PSUs vesting in equal quarterly increments during year four, in each case subject to the executive's continued service through the applicable vesting date.

[7] Vested as to 1/7th of the restricted stock units on June 7, 2019 and the remaining restricted stock units vest in equal increments each quarter thereafter with full vesting occurring on June 7, 2025, in each case subject to the executive's continued service through the applicable vesting date.

[8] All shares subject to this PSO have vested due to the achievement of certain stock price targets and continued service. Under the terms of Mr. Arora's PSO, 1/4th of the PSOs have an option expiration date of December 6, 2025 as reflected in the table, while the remaining 3/4ths of the PSOs have an option expiration date of June 6, 2025.

[9] A specified performance metric having been achieved, the PSUs that became eligible to vest will vest over a four-year period with one fourth (1/4th) of such PSUs having vested on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of such PSUs vesting quarterly thereafter, in each case subject to the executive's continued service through the applicable vesting date.

(10) Vests over a four-year period, with one fourth (1/4th) of the restricted stock units having vested on the one-year anniversary of the grant date; and one-sixteenth (1/16th) of the restricted stock units vesting quarterly thereafter, in each case subject to the executive's continued service through the applicable vesting date.

(11) Vests over a four-year period, with forty percent (40%) of the restricted stock units having vested on the one-year anniversary of the grant date; thirty percent (30%) of the restricted stock units vesting in equal quarterly increments during the second year; twenty percent (20%) of the restricted stock units vesting in equal quarterly increments during the third year; and ten percent (10%) of the restricted stock units vesting in equal quarterly increments during the fourth year, in each case subject to the executive's continued service through the applicable vesting date.

(12) A specified performance metric having been achieved, the PSUs that became eligible to vest will vest over a four-year period, with 25% of such PSUs having vested on October 20, 2021; 25% of such PSUs having vested in equal quarterly increments during year two; 25% of such PSUs vesting in equal quarterly increments during year three; and 25% of such PSUs vesting in equal quarterly increments during year four, in each case subject to the executive's continued service through the applicable vesting date.

(13) A specified performance metric having been achieved, the PSUs that became eligible to vest will vest over a four-year period, with 20% of such PSUs having vested during year two with the first vest on January 20, 2022; 40% of such PSUs vesting in equal quarterly increments during year three; and 40% of such PSUs vesting in equal quarterly increments during year four, in each case subject to the executive's continued service through the applicable vesting date.

Fiscal 2024 Option Exercises and Stock Vested

The following table presents information regarding the exercise of stock options and the vesting of stock awards by our NEOs during our fiscal year ended July 31, 2024.

Named Executive Officer	Option Awards— Number of Shares Acquired on Exercise (#)	Option Awards—Value Realized on Exercise ($)	Stock Awards— Number of Shares Acquired on Vesting (#)	Stock Awards— Value Realized on Vesting ($)[1]
Mr. Arora	621,908	141,536,802	407,771[2]	114,198,499
Mr. Golechha	—	—	54,895	14,762,227
Mr. Jenkins	—	—	78,753[2]	19,799,205
Mr. Klarich	830,000	186,674,807	131,246	36,061,937
Mr. Zuk	—	—	53,835	14,990,119

(1) Based on the market price of our Company's common stock on the vesting date, multiplied by the number of shares vested.

(2) Settlement of these shares, issuable pursuant to RSUs that vested during fiscal 2024, have been deferred under the Company's deferred compensation plan, as described in the Nonqualified Deferred Compensation section below.

We did not sponsor any defined benefit pension or other actuarial plan for our NEOs during our fiscal year ended July 31, 2024.

Policies and Practices Related to Grants of Stock Options or Similar Awards

We have not granted options, stock appreciation rights, or other similar option-like instruments since 2020; however, it is our policy not to time any grants of equity awards in relation to the release of material non-public information.

Nonqualified Deferred Compensation

In May 2022, our Compensation and People Committee adopted a deferred compensation plan, which is a non-qualified deferred compensation plan established in compliance with Section 409A of the Code. Participation in the deferred compensation plan is voluntary and limited to U.S. employees of the Company and affiliates that are at the Vice President level or above, as determined by the administrator of the deferred compensation plan, and includes the Company's executive officers, except Mr. Zuk who is not a U.S. employee. The plan allows eligible participants to defer salary, annual bonuses, commissions, other cash compensation approved by the administrator, and certain RSUs and PSUs, excluding any compensation that has already been deferred and cash compensation that is not paid through U.S. payroll.

The administrator may permit different deferral amounts for each component of compensation and may establish a minimum or maximum deferral amount for each component. Unless otherwise specified by the administrator, participants may defer (i) a minimum of 5% and a maximum of 50% of their annual base salary, (ii) a minimum of 5% and a maximum of 100% of their annual cash bonuses and commission, and (iii) a minimum of 5% and a maximum of 100% of any equity award or, to the extent a participant is permitted to defer the unvested tranche(s) of an equity award, the applicable unvested

tranche(s). Participants' deferrals will be credited to their accounts on the date that deferred compensation would have been paid. Participants will be 100% vested at all times in their deferred cash compensation. Each participant may allocate his or her deferrals to accounts under the deferred compensation plan that provide for payment of deferred amounts upon specified events, such as the participant's separation from service or a date specified by the participant. Participants may elect to receive payment of their account balances in a single lump-sum distribution or in annual installments (as elected by the participant in accordance with the deferred compensation plan), except in certain limited circumstances and provided that payments upon a participant's death will be provided in a single lump sum.

The Company may make discretionary matching, profit sharing, or other contributions to any participant account under the deferred compensation plan, and these contributions will vest according to the schedule specified by the administrator on or before the time the contributions are made. The Company has the discretion to accelerate the vesting of any of these contributions at any time.

Each account under the deferred compensation plan will be credited with earnings on each business day (unless another period is specified by the administrator with respect to a particular investment option), based upon the participant's investment allocation, with respect to each deferral, among a menu of investment options selected in advance by the administrator. If a participant fails to make an investment allocation with respect to a deferral of an equity award, the deferral will be invested in notional shares of the Company's common stock. If a participant fails to make an investment allocation with respect to a deferral of any other compensation, the deferral will be invested in a notional mutual fund specified by the administrator.

Upon a participant's death, the balances under all of the participant's accounts will be paid in a single lump sum no later than the end of the following year. In addition, the administrator has the discretion to accelerate or delay the payment of account balances, as long as such changes are permitted under applicable tax rules and requirements.

All accounts will be paid in fully vested RSUs settled in shares of the Company's common stock issued under the Company's equity plan, except that an account will be paid in cash to the extent there are not enough shares available under the Company's equity plan to make such payment in shares.

The following table summarizes the activity under the deferred compensation plan in fiscal 2024.

Named Executive Officer	Executive contributions in last fiscal year ($)[1]	Aggregate earnings or loss in last fiscal year ($)[2]	Aggregate balance at last fiscal year end ($)[3]
Mr. Arora	114,198,499	36,585,948	212,192,870
Mr. Golechha	—	—	—
Mr. Jenkins	19,799,205	10,657,709	46,782,552
Mr. Klarich	—	—	—

[1] Represents the value of the RSUs that vested and were earned and deferred by our NEOs in fiscal 2024. The value of each vested deferred RSU is based on the closing price of the Company's common stock on the applicable vesting date. No portion of the amount for any NEO is included as compensation for fiscal 2024 in the Fiscal 2024 Summary Compensation Table.

For Mr. Arora, (i) $23,990,689 of this amount represents the value of 85,116 RSUs granted to him in fiscal 2018, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2018, (ii) $64,506,063 of this amount represents the value of 216,930 PSUs granted to him in fiscal 2021, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2021 and (iii) $25,701,748 of this amount represents the value of 105,725 PSUs granted to him in fiscal 2022, which were included in the amounts reported in the Stock Award column of the Summary Compensation Table for fiscal 2022 and fiscal 2023.

For Mr. Jenkins, (i) $4,840,533 of this amount represents the value of 17,220 RSUs granted to him in fiscal 2022, which were included in the amount reported in the Stock Award column of the Summary Compensation Table for fiscal 2022, and (ii) $14,958,672 of this amount represents the value of 61,533 PSUs granted to him in fiscal 2022, which were included in the amounts reported in the Stock Award column of the Summary Compensation Table for fiscal 2022 and fiscal 2023.

[2] Represents the net increase in the value of the shares underlying our NEOs' vested deferred RSUs from the vesting date to July 31, 2024. No portion of the amount for any NEO is included as compensation for fiscal 2024 in the Fiscal 2024 Summary Compensation Table.

[3] Represents the aggregate value of the vested deferred RSUs held by our NEOs as of July 31, 2024. The value of each vested deferred RSU is based on the closing market price of our common stock on Nasdaq on July 31, 2024 (which was $324.73).

Executive Employment Agreements

We have entered into employment offer letters with each of our NEOs in connection with his or her commencement of employment with us.

In December 2011, we entered into confirmatory new employment agreements with Messrs. Klarich and Zuk to achieve consistency in the employment terms and conditions of our then-serving executive officers. Effective August 2020, in connection with Mr. Zuk's relocation to Israel, Mr. Zuk entered into an employment agreement with one of our Israel subsidiaries. In February 2022, we entered into addendums to the offer letters of Messrs. Jenkins and Golechha to achieve consistency in the employment terms and conditions of our then-serving executive officers.

Each of our NEOs is eligible to receive certain severance payments and/or benefits in connection with his or her termination of employment under various circumstances, including following a change in control, pursuant to written severance and change in control arrangements.

For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our NEOs under these arrangements, see the description below and the section titled "—*Potential Payments Upon Termination or Change in Control*" below. The estimated potential severance payments and/or benefits payable to each NEO in the event of termination of employment as of July 31, 2024, pursuant to the arrangements under the employment agreements, are described below.

The actual amounts that would be paid or distributed to our NEOs as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and/or benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the NEO's base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and/or benefits to our NEOs in connection with a termination of employment under particular circumstances, we or an acquirer may mutually agree with the NEOs on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each NEO would also be able to exercise any previously-vested stock options that he or she held. For more information about the NEOs outstanding equity awards as of July 31, 2024, see the section titled "—*Fiscal 2024 Outstanding Equity Awards at Fiscal Year-End.*"

Along with the severance payments and/or benefits described in an NEO's individual severance and change in control arrangement, they are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Termination of Employment and Potential Payments Unrelated to a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us without "cause"), at any time before a "change in control" or more than 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- continued payment of his then-current base salary for a period of 12 months and reimbursement of 12 months of COBRA premiums; and
- accelerated vesting of the time-based restricted stock units, investment restricted stock units and eligible options for shares of Company stock that would vest through the date 12 months after termination of employment.

Please refer to the section below titled "—*Termination of Employment and Potential Payments in Connection with a Change in Control–Applicable Definitions*" for a summary of the meaning of "cause" and "change in control."

TERMINATION OF EMPLOYMENT— OTHER NAMED EXECUTIVE OFFICERS

None of the remaining NEOs are eligible to receive any specific payments or benefits in the event of an involuntary termination of employment unrelated to a change in control.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT UNRELATED TO A CHANGE IN CONTROL

The following table summarizes the potential payments to Mr. Arora upon a termination of employment unrelated to a change in control.

Named Executive Officer	Salary Continuation ($)	Target Annual Cash Bonus ($)	Value of Accelerated Equity Awards ($)		Value of Continued Health Care Coverage Premiums ($)	Total ($)
			Restricted Stock and Restricted Stock Units[1]	Options		
Mr. Arora	1,000,000	—	75,638,709	—	32,662	76,671,371

[1] The amounts reported in the table reflect the aggregate market value of the unvested shares of our common stock underlying outstanding RSUs and PSUs which remain subject to time-based vesting only. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock, subject to outstanding RSUs and PSUs which remain subject to time-based vesting only on July 31, 2024, that would become vested by (ii) $324.73 (the closing market price of our common stock on Nasdaq on July 31, 2024).

POTENTIAL PAYMENTS IN CONNECTION WITH TERMINATION OF EMPLOYMENT DUE TO DEATH

In August 2023, we adopted the Survivor Benefit Policy, which provides that if an individual's death occurs while the individual is providing services as an employee to the Company or any subsidiary of the Company, all of the equity awards (other than equity awards issued in accordance with or subject to the provisions of the Israel Income Tax Ordinance and its applicable rules, regulations, orders or procedures (the "ITO")) that the individual holds as of the date of death will be accelerated in accordance with the terms of the Survivor Benefit Policy. With respect to performance-based vesting terms that accelerate under the terms of the policy (unless otherwise specified in an award agreement, a Company policy that applies to the employee, a determination made by the Company, our Board, or our Compensation and People Committee before the employee's death, or a written agreement with the employee), all performance goals or other vesting criteria are assumed achieved at 100% of target levels and any TSR modifier (or similar modifiers) are deemed not to impact the relevant award. The terms of the Survivor Benefit Policy were extended to our Israel-based employees beginning for new equity awards made to such employees (in accordance with or subject to the ITO) from and after April 2024. Accordingly, the Survivor Benefit Policy now applies to all our employees, including our NEOs.

The cash incentive plan adopted by our Compensation and People Committee for all employees not paid commissions, including NEOs (collectively, "eligible employees"), in August 2023 also provides that, if an employee (i) did not elect to defer any portion of their cash incentive plan payouts under our non-qualified deferred compensation plan and (ii) at the time of the employee's death, was an eligible employee, then the eligible employee's estate would be entitled to receive a prorated portion of the cash incentive plan payout. The amount payable is the amount that the eligible employee would have otherwise been entitled to receive for the fiscal half in which the eligible employee's death occurred, assuming the employee's individual performance results in a cash incentive plan payout at target levels and, to the extent the funding of the cash incentive plan for that fiscal half had not yet been determined at the time of the employee's death, assuming the cash incentive plan was funded at 100% of the target funding amount for that fiscal half. The amount payable is prorated based on the number of days the relevant employee was alive and an eligible employee during the semi-annual period. For more information regarding our cash incentive plan, please see the section above titled "*Executive Compensation—Fiscal 2024 Executive Compensation Program Components—Fiscal 2024 Cash Incentive Plan.*"

The following table summarizes the potential value of accelerated equity awards for our NEOs upon their death.

Named Executive Officer	Bonus ($)[1]	Value of Accelerated Equity Awards ($)		Total ($)
		Restricted Stock and Restricted Stock Units[2]	Options	
Mr. Arora	500,000	368,661,098	—	369,161,098
Mr. Golechha	300,000	45,523,899	—	45,823,899
Mr. Jenkins	375,000	55,542,144	—	55,917,144
Mr. Klarich	275,000	64,327,065	—	64,602,065
Mr. Zuk	200,070	—	—	200,070

[1] The amounts reported in this column assume the relevant NEO's date of death is the last day of our fiscal 2024. Mr. Zuk's cash bonus would be paid in Israeli currency. The amounts set forth for Mr. Zuk in the table for fiscal 2024 reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2024.

[2] The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying eligible outstanding RSUs and PSUs (in the case of PSUs, with all performance goals or other vesting criteria deemed achieved at 100% of target levels but any multipliers based on total shareholder return or otherwise deemed to not impact the PSUs). The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs and PSUs that would become vested by (ii) $324.73 (the closing market price of our common stock on Nasdaq on July 31, 2024). The terms of the Survivor Benefit Policy were only extended to our Israel-based employees beginning for equity awards granted from and after April 2024; therefore, Mr. Zuk had no awards eligible under the Survivor Benefit Policy as of the end of our fiscal 2024.

Termination of Employment and Potential Payments in Connection with a Change in Control

MR. ARORA

In the event of an involuntary termination of employment (a termination of employment by us or our successor without "cause or a termination of employment for "good reason") within 12 months following a "change in control," provided that he executes an appropriate release and waiver of claims, Mr. Arora will be entitled to receive:

- a lump sum payment equal to his then-current annual base salary;
- 100% of his incentive compensation for that fiscal year;
- reimbursement of 12 months of COBRA premiums;
- accelerated vesting of each of his awards of time-based restricted stock units or investment restricted stock units as to the greater of: (x) 50% of the then-unvested portion of such award or (y) the portion of such award that would vest through the date 24 months after termination of employment; and
- accelerated vesting of 100% of his eligible option shares subject to the performance option.

MESSRS. GOLECHHA, JENKINS, KLARICH, AND ZUK

In the event of an involuntary termination of employment (a termination of employment by us without "cause" or a termination of employment for "good reason") within 12 months following a "change in control," provided that the executive officer executes an appropriate release and waiver of claims, provided that they each execute an appropriate release and waiver of claims, Messrs. Golechha, Jenkins, Klarich and Zuk will each be entitled to receive:

- a lump sum cash payment equal to 12 months of his base salary as in effect as of the date of termination;
- a lump sum cash payment equal to 100% of his target incentive payment for that fiscal year;
- a lump sum cash payment equal to the amount payable for premiums for continued COBRA benefits for a period of 12 months (except Mr. Zuk); and
- accelerated vesting of each of his then outstanding time-based equity awards, as to (i) in the cases of Messrs. Golechha and Jenkins, 12 months' vesting of such award, or (ii) in the cases of Messrs. Klarich and Zuk, the greater of 12 months' vesting of such award and 50% of the then-unvested portion of such award.

APPLICABLE DEFINITIONS

Generally, for purposes of the foregoing provisions, a "change in control" means:

- the sale or other disposition of all or substantially all of our assets;

- any sale or exchange of our capital stock by shareholders in a transaction or series of related transactions where more than 50% of the outstanding voting power of our Company is acquired by a person or entity or group of related persons or entities;

- any reorganization, consolidation, or merger of our Company where our outstanding voting securities immediately before the transaction represent or are converted into less than 50% of the outstanding voting power of the surviving entity (or its parent organization) immediately after the transaction; or

- the consummation of the acquisition of 51% or more of our outstanding stock pursuant to a tender offer validly made under any state or federal law (other than a tender offer by us).

Generally, for purposes of the foregoing provisions, "cause" is limited to:

- conviction of any felony or any crime involving moral turpitude or dishonesty;

- participation in intentional fraud or an act of willful dishonesty against us;

- willful breach of our policies that materially harms us;

- intentional damage of a substantial amount of our property;

- willful and material breach of the NEO's employment offer letter, employment agreement or his employee invention assignment and confidentiality agreement; or

- a willful failure or refusal in a material respect to follow the lawful, reasonable policies or directions of us as specified by our board of directors or Chief Executive Officer after being provided with notice of such failure, which failure is not remedied within 30 days after receipt of written notice from us.

Generally, for purposes of the foregoing provisions, "good reason" means a resignation within 12 months following the occurrence, without the NEO's written consent, of one or more of the following:

- there is a material reduction in the NEO's authority, status, obligations, or responsibilities;

- there is a reduction in the NEO's total annual compensation of more than 10% unless such reduction is no greater (in percentage terms) than compensation reductions imposed on substantially all of our employees pursuant to a directive of our board of directors;

- any failure by us to pay the NEO's base salary; or

- the relocation of the principal place of our business to a location that is more than a specified number of miles further away from the NEO's home than our current location.

A resignation for "good reason" will not be deemed to have occurred unless the NEO gives us written notice of one of the above conditions within 90 days of its occurrence, and we fail to remedy the condition within 30 days of receipt of such notice.

POTENTIAL PAYMENTS UPON TERMINATION IN CONNECTION WITH A CHANGE IN CONTROL

The following table summarizes the potential payments to our NEOs upon a termination of employment in connection with a change in control.

| Named Executive Officer | Salary Continuation ($) | Target Annual Cash Bonus ($) | Value of Accelerated Equity Awards ($) | | Value of Continued Health Care Coverage Premiums ($) | Total ($) |
			Restricted Stock and Restricted Stock Units[1]	Options		
Mr. Arora	1,000,000	1,000,000	75,638,709	—	32,662	77,671,371
Mr. Golechha	600,000	600,000	13,789,335	—	32,662	15,021,996
Mr. Jenkins	750,000	750,000	21,327,292	—	32,919	22,860,211
Mr. Klarich	550,000	550,000	25,191,254	—	32,662	26,323,916
Mr. Zuk[2]	400,140	400,140	9,459,385	—	—	10,259,665

[1] The amounts reported in this column reflect the aggregate market value of the unvested shares of our common stock underlying outstanding RSUs and PSUs which remain subject to time-based vesting only. The aggregate market value is computed by multiplying (i) the number of unvested shares of our common stock subject to outstanding RSUs and PSUs which remain subject to time-based vesting only on July 31, 2024, that would become vested by (ii) $324.73 (the closing market price of our common stock on Nasdaq on July 31, 2024).

[2] Mr. Zuk's base salary and target annual cash bonus would be paid in Israeli currency. The amounts set forth for these items in the table for fiscal 2024 reflect the conversion from Israeli currency to U.S. dollars using an average exchange rate of approximately 0.27 U.S. dollars for one Israeli new shekel for fiscal 2024.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the *"Executive Compensation — Compensation Discussion and Analysis"* section of this proxy statement.

Pay vs. Performance Table

| Year[1] | Summary Comp Table Total for PEO[2] | Compensation Actually Paid to PEO[3] | Average Summary Comp Table Total for Non-PEO NEOs[2] | Average Compensation Actually Paid to Non-PEO NEOs[4] | Value of $100 initial investment based on | | PANW Net Income (Loss) (in millions)[7] | Annual Billings Growth[8] |
					PANW TSR[5]	Peer Group TSR[6]		
2024	$ 58,036,875	$105,275,811	$16,323,792	$14,485,907	$380.66	$226.91	$2,577.6	11.0%
2023	$151,425,203	$266,368,755	$12,145,914	$31,768,696	$293.01	$167.84	$439.7	23.1%
2022	$ 10,410,477	$208,514,831	$ 8,058,186	$56,805,285	$195.02	$132.31	-$267.0	37.0%
2021	$ 23,283,858	$219,731,970	$10,279,163	$54,811,159	$155.93	$140.03	-$498.9	26.7%

[1] During each of the years presented, our PEO was Nikesh Arora. During fiscal 2024, fiscal 2023 and fiscal 2022, our non-PEO NEOs were Dipak Golechha, William "BJ" Jenkins, Lee Klarich and Nir Zuk. During fiscal 2021, our non-PEO NEOs were Dipak Golechha, Lee Klarich, Amit Singh, Luis Felipe Visoso and Nir Zuk.

[2] Amounts reported in this column represent (i) the total compensation, as reported in the Summary Compensation Table in our annual proxy statement ("SCT"), for the applicable year for Mr. Arora and (ii) the average of the total compensation, as reported in the SCT in our annual proxy statement, for the applicable year for our non-PEO NEOs.

[3] "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2024 presented in the table to calculate the "Compensation Actually Paid" to our PEO (Mr. Arora) for fiscal 2024.

PEO

	2024
Total Reported in SCT for the covered fiscal year	**$ 58,036,875**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(54,150,353)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	7,487,613
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	81,618,519
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	12,272,157
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	47,238,936
Compensation Actually Paid	**$105,275,811**

[4] "Compensation actually paid" is calculated in accordance with Item 402(v) of Regulation S-K. The table below sets forth the adjustments made during our fiscal 2024 presented in the table to calculate the "Average Compensation Actually Paid" to our non-PEO NEOs for fiscal 2024.

Non-PEO NEOs

	2024
Average Total Reported in SCT for the covered fiscal year	**$ 16,323,792**
Less, grant date fair value of equity awards reported in SCT for the covered fiscal year	(15,035,601)
Plus, fair value (as of the end of the covered fiscal year) of equity awards granted in the covered fiscal year that are unvested and outstanding as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	3,311,462
Plus, change in fair value (from the end of the prior fiscal year to the end of the covered fiscal year) of equity awards granted in any prior fiscal year that are outstanding and unvested as of the end of the covered fiscal year, computed in accordance with ASC Topic 718	8,787,643
Plus, fair value (as of the vesting date) of equity awards that are granted and vested in the covered fiscal year, computed in accordance with ASC Topic 718	-
Plus, change in fair value (from the end of the prior fiscal year to the vesting date) of equity awards granted in any prior fiscal year that vested in the covered fiscal year, computed in accordance with ASC Topic 718	1,098,611
Less, fair value (as of the end of the prior fiscal year) of equity awards granted in any prior fiscal year that failed to meet the applicable vesting conditions in the covered fiscal year, computed in accordance with ASC Topic 718	-
Total Adjustments	(1,837,885)
Average Compensation Actually Paid	**$ 14,485,907**

[5] Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in our common stock and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance.

[6] Pursuant to Item 402(v) of Regulation S-K, assumes $100 was invested on July 31, 2020 in the stocks represented by the peer group and reinvestment of dividends. The peer group consists of the S&P 500 Information Technology Index, an independently prepared index, which is the peer group we used for the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2024.

[7] Represents net income (loss), as reflected in the Company's audited financial statements included in our Annual Reports on Form 10-K.

[8] We have selected annual billings growth as the Company-Selected Measure because we have considered billings to be a key metric used by management to manage our business, and, accordingly, was utilized as a performance measure in the PSUs granted in fiscal 2023 and fiscal 2024. Annual billings growth is the percentage increase in billings in a fiscal year over the billings in the immediately preceding fiscal year. For these purposes, billings is total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period.

2024 Performance Measures

In accordance with SEC rules, listed below are the four financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our NEOs to Company performance for fiscal 2024, as further described in our Compensation Discussion and Analysis.

Financial Performance Measures

- Annual Billings Growth
- Annual Revenue Growth
- Company's Relative TSR Percentile Rank (how the Company's TSR compares to the TSRs of the companies that are a component of the S&P 500 Index on the last day of fiscal 2024)
- Non-GAAP Organic Operating Margin

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with SEC rules, the charts below illustrate how "compensation actually paid" (CAP) to our NEOs aligns with our Company's financial performance as measured by our total shareholder return, our peer group total shareholder return, our net income, and annual billings growth rate.

CAP vs. TSR



CAP vs. Net Income (Loss)



CAP vs. Annual Billings Growth



Executive Officers

The following table identifies certain information about our executive officers as of October 18, 2024. Officers are appointed by our board of directors to hold office until their successors are elected and qualified.

Name	Age	Position(s)
Nikesh Arora	56	Chief Executive Officer and Chairman
Dipak Golechha	50	Executive Vice President and Chief Financial Officer
William "BJ" Jenkins	58	President
Lee Klarich	49	Chief Product Officer
Nir Zuk	53	Chief Technology Officer and Director

Nikesh Arora. For a brief biography of Mr. Arora, please see "*Proposal No. 1 - Election of Directors - Directors - Continuing Directors.*"

Dipak Golechha has served as our Chief Financial Officer since March 2021. Mr. Golechha joined the Company in December 2020 as Senior Vice President, Finance. Prior to joining the Company, from August 2020 until December 2020, Mr. Golechha served as senior advisor at Boston Consulting Group, a management consulting firm. From December 2016 to April 2020, Mr. Golechha was President and Chief Executive Officer of Excelligence Learning Corporation, a tech-enabled platform company in early childhood education. From August 2014 through July 2016, Mr. Golechha served as the chief financial officer of NBTY Inc., also known as The Nature's Bounty Company, a manufacturer of vitamins, minerals and health supplements. During 2014, Mr. Golechha served as the chief financial officer of Chobani, a yogurt company. Prior to Chobani, Mr. Golechha worked at The Procter & Gamble Company, an American multinational consumer goods corporation, for 18 years, most recently serving as chief financial officer / chief operating officer of the Global Feminine Care / Adult Care Division from August 2012 to December 2013. Mr. Golechha holds a bachelor's degree and a master's degree from St. John's College, Cambridge University in Economics.

William "BJ" Jenkins has served as our President since August 2021. Prior to joining the Company, Mr. Jenkins served as President and CEO of Barracuda Networks, Inc., a computer security and data storage company, from November 2012 through July 2021. Prior to this position, Mr. Jenkins held multiple business unit and sales and marketing leadership roles at EMC Corporation, a provider of enterprise storage systems, software, and networks. Mr. Jenkins holds an engineering degree from the University of Illinois and an M.B.A. from Harvard Business School.

Lee Klarich has served as our Chief Product Officer since August 2017. Prior to this appointment, Mr. Klarich served as our Executive Vice President of Product Management, a role he held since November 2015. From November 2012 to November 2015, Mr. Klarich served as our Senior Vice President, Product Management and our Vice President, Product Management from May 2006 to November 2012. Prior to joining us, Mr. Klarich held various positions at NetScreen Technologies, Juniper Networks, Excite@Home, and Packard Bell-NEC. Mr. Klarich holds a B.S. in Engineering from Cornell University.

Nir Zuk. For a brief biography of Mr. Zuk, please see "*Proposal No. 1 - Election of Directors - Directors - Nominee Directors.*"

Equity Compensation Plan Information

The following table provides information as of July 31, 2024, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders[1]	19,731,229	$65.33	31,509,432
Equity compensation plans not approved by shareholders	57,941	—	—
Total	**19,789,170**		**31,509,432**

[1] Includes the following plans: the 2012 Plan, 2021 Plan and 2012 Employee Stock Purchase Plan ("2012 ESPP").
Our 2012 ESPP provides that on the first day of each fiscal year beginning with fiscal year 2014 the number of shares authorized for issuance under the 2012 ESPP is automatically increased by a number equal to the lesser of (i) 6,000,000 shares of common stock, (ii) one percent (1.0%) of the aggregate number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

[2] The weighted average exercise price does not take into account outstanding restricted stock, PSUs or time-based RSUs, which have no exercise price.

Amendment to Our 2021 Equity Incentive Plan

We are asking our shareholders to approve an amendment to our 2021 Equity Incentive Plan ("2021 Plan") to increase the number of shares of our common stock ("Shares") reserved for issuance under the 2021 Plan by 3,000,000 Shares. Other than this increase, no changes have been made to the 2021 Plan.

Why Should Shareholders Vote to Approve the Amendment to the 2021 Plan?

The Amendment to the 2021 Plan Will Allow Us to Continue Attracting and Retaining the Best Talent

Our Board believes that our success depends on the ability to attract and retain the best available personnel for positions of substantial responsibility and that the ability to grant equity awards is crucial to recruiting and retaining the services of these individuals. In addition, our Board believes that equity awards provide additional incentive to our employees, directors and consultants and promote our success. Without a motivated and dedicated workforce, we could not deliver the strong financial performance we experienced in fiscal 2024 (as described elsewhere in this proxy). If shareholders do not approve the amendment to the 2021 Plan at the Annual Meeting, we may be unable to continue granting equity awards as needed, which could prevent us from successfully attracting and retaining the highly skilled talent we need.

A Principled and Disciplined Approach

The Compensation and People Committee has adopted a principled and disciplined approach to increasing the shares authorized for issuance under our 2021 Plan, which we believe aligns with best practices. This approach consists of the following principles:

- Share requests should align with our commitments to reduce stock-based compensation expense as a percentage of revenue.
- Share reserves should be sufficient to cover one and a half to two years of grants, which the Committee believes is aligned with best practices and provides the Company with a reasonable buffer in case of extraordinary circumstances (e.g., stock price volatility, changes in hiring, acquisitions, etc.).
- Share requests should be subject to shareholder approval on an annual basis, which the Committee believes provides transparency to our shareholders and more flexibility to manage our needs.

A Reasonable Number of Shares Will Be Added to the 2021 Plan

If our shareholders approve the amendment to the 2021 Plan, 3,000,000 Shares will be added to the 2021 Plan. We anticipate these Shares will be enough to meet our expected needs for the next one to two years.

- **Number of Shares Remaining under the 2021 Plan**. As of October 18, 2024, 12,391,895 Shares remained available for grant under the 2021 Plan.
- **Overhang**. As of October 18, 2024, outstanding equity awards under our 2012 Plan and the 2021 Plan covered 18,457,466 Shares which represented approximately 5.6% of our outstanding Shares as of that date.
- **Historical Grant Practices**. In fiscal 2022, 2023 and 2024, we granted equity awards (excluding RSUs we have assumed in acquisitions) covering 6.7 million, 9.3 million, and 6.3 million Shares, respectively, for approximately 22.3 million equity awards over that three-year period.

- **Forecasted Grants**. To determine how long the Shares to be added to the 2021 Plan will enable us to make grants of equity awards, our Compensation and People Committee and our Board reviewed a forecast that considered these factors: (i) the remaining number of Shares available for future grants under the 2021 Plan and (ii) forecasted future grants, with the future grant numbers determined based on assumptions about stock price and the competitive dollar value to be delivered to the grant recipient. Because we generally determine the size of equity awards to be granted based on the value of the award, if the stock price used to determine the number of Shares subject to an award differs significantly from the stock price assumed in the forecast (which was $315 to $365 per share), our actual Share usage will deviate significantly from our forecasted Share usage. For example, if our stock price used to determine the number of Shares subject to an award is lower than the stock price assumed in the forecast, we would need a larger number of Shares than anticipated to deliver the same intended value to participants.

We Have Used Our Equity Plans Responsibly

We recognize the dilutive impact of our equity compensation on our shareholders and continuously strive to balance this concern with the competition for talent. In the process it used to determine the number of Shares to be added to the 2021 Plan, our Compensation and People Committee and Board reviewed analyses prepared by Meridian Compensation Partners, independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed below. If approved, the Shares added to the 2021 Plan would represent approximately 0.9% of our 327,250,757 outstanding Shares as of October 18, 2024. Our Board believes the potential dilution to shareholders is reasonable and sustainable to meet our business goals.

Gross burn rate can be used by some to assess a company's use of equity compensation. Gross burn rate is defined as the number of shares underlying equity awards granted in a given fiscal year (excluding any RSUs we have assumed in acquisitions) divided by the number of shares of weighted average common stock outstanding ("CSO").

Potential actual dilution to shareholders is often measured by analyzing the net burn rate. Net burn rate is defined as (i) the number of shares underlying equity awards granted in a given fiscal year (excluding any RSUs we have assumed in acquisitions) minus shares subject to outstanding equity awards forfeited during the year and returned to the plan divided by (ii) CSO. This measure indicates the rate at which we actually create potential future shareholder dilution. We have managed our net burn rate to 1.1% in fiscal 2022, 2.4% in fiscal 2023, and 1.3% in fiscal 2024.

The following table shows our gross and net burn rate over the past three fiscal years and the average CSO of those three years.

in millions	Fiscal 2022	Fiscal 2023	Fiscal 2024	Average
Performance-based stock options ("PSOs") granted	0	0	0	0
PSOs earned	5.6	1.2	0	2.3
RSUs granted[1]	5.9	5.7	4.1	5.2
PSUs granted[2]	0.8	3.6	2.2	2.3
PSUs earned	1.1	1.3	1.6	1.3
Total awards granted[3]	6.7	9.3	6.3	7.4
Weighted average common stock outstanding	295.6	303.2	319.2	306.0
Gross Burn Rate	2.3%	3.1%	2.0%	2.4%
Forfeitures of Options	0	0	0	0
Forfeitures of PSOs	0.3	0	0	0.1
Forfeitures of PSUs and time-based RSUs	3.2	1.9	2.0	2.4
Net Burn Rate	1.1%	2.4%	1.3%	1.6%

[1] Excludes approximately 0.1 million RSUs assumed in acquisitions in each of fiscal 2023 and fiscal 2024.

[2] For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

[3] Includes time-based RSUs and PSUs granted.

The 2021 Plan Includes Compensation and Governance Best Practices

The 2021 Plan includes provisions considered best practices for compensation and corporate governance purposes. These provisions protect our shareholders' interests:

- **Administration.** The 2021 Plan is administered by our Compensation and People Committee, which consists entirely of independent non-employee directors.

- **Repricing is Not Allowed without Shareholder Approval.** The 2021 Plan does not permit awards to be repriced or exchanged for other awards unless shareholders approve the repricing or exchange.

- **No Single-Trigger Vesting Acceleration upon a Change in Control for Employees and Consultants.** Awards under the 2021 Plan will be treated in a change in control (as defined in the 2021 Plan) in the manner determined by the administrator, and except for awards granted to our non-employee directors for their service as non-employee directors, the terms of the 2021 Plan provide for no automatic vesting of awards upon a change in control unless the award is not assumed or substituted.

- **Limited transferability.** Awards under the 2021 Plan generally may not be sold, assigned, hypothecated, transferred, or disposed of in any manner, unless otherwise approved by the administrator (on such terms as the administrator deems appropriate) or required by applicable laws.

- **No Tax Gross-ups.** The 2021 Plan does not provide for any tax gross-ups.

- **Forfeiture Events.** Each award under the 2021 Plan and any other incentive compensation paid to a participant is subject to our clawback policy that was in effect when the 2021 Plan was originally adopted and any clawback policy that we establish or amend to comply with applicable laws, and the administrator may require a participant to forfeit, return, or reimburse all or a portion of the award or other compensation and any amounts paid under the award or other compensation to comply with such clawback policy or applicable laws.

- **Reasonable Annual Limits on Non-Employee Director Compensation.** The 2021 Plan sets limits as to the total compensation that non-employee directors may receive (for service as a non-employee director) during each fiscal year.

- **No Dividends on Unvested Awards.** No dividends or other distributions may be paid with respect to any Shares underlying the unvested portion of an award.

Our executive officers and directors have an interest in the approval of the amendment to the 2021 Plan because they are eligible to receive equity awards under the 2021 Plan.

Required Vote

The approval of the amendment to our 2021 Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.



Recommendation of the Board
The Board recommends that you vote **"FOR"** the approval of the amendment to the 2021 Equity Incentive Plan and the number of shares reserved for issuance under the 2021 Equity Incentive Plan.

Summary of the 2021 Plan

The following paragraphs summarize the principal features of the 2021 Plan, as amended, and its operation. However, this summary is not a complete description of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is provided as Appendix B to this proxy statement.

Purpose of the 2021 Plan

The purpose of the 2021 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors, and consultants, and promote the success of our business. These incentives can be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, and performance shares.

Shares Available for Issuance

Subject to the adjustment provisions in the 2021 Plan, the number of Shares reserved for issuance under the 2021 Plan is equal to (a) 24,185,000 Shares plus (b) any Shares subject to awards previously granted under the 2012 Plan that, on or after the date our shareholders initially approve the 2021 Plan, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or that are forfeited to or repurchased by us due to failure to vest, with the maximum number of shares to be added under the foregoing clause equal to 31,740,063 Shares. If we substitute equity awards for equity awards of acquired entities in connection with mergers, reorganizations, separations, or other transactions as described in the 2021 Plan, the grant of such substituted awards will not decrease the number of Shares available for issuance under the 2021 Plan. Shares may be authorized, but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is forfeited to or repurchased by us due to failure to vest, then the expired, unexercised, forfeited, or repurchased Shares subject to that award will become available for future grant or sale under the 2021 Plan. If an award of stock appreciation rights is exercised, the gross number of Shares underlying the portion of a stock appreciation right that is exercised will cease to be available under the 2021 Plan. Shares actually issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future grant or sale under the 2021 Plan; provided, however, that if Shares issued under awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us due to failure to vest, such Shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not become available for future grant or sale under the 2021 Plan. If an award is paid in cash rather than Shares, such payment will not reduce the number of Shares available for issuance under the 2021 Plan.

In the event of certain dividends or other distributions (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities or other change in the corporate structure affecting our Shares, the 2021 Plan administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the award grant limitations discussed above.

During the term of the 2021 Plan, we will at all times reserve and keep available a number of Shares sufficient to satisfy the requirements of the 2021 Plan.

Limitations

The 2021 Plan also provides that no non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $2,000,000 for any fiscal year of ours, increased to $4,000,000 for the non-employee director for our fiscal year in which he or she joins our Board as a non-employee director. For these purposes, compensation includes equity awards (including any awards issued under the 2021 Plan), with the value of such equity awards measured based on their grant date fair value (determined under U.S. generally accepted accounting principles), and any other compensation (such as cash retainers or fees) for director service. Any award granted to a participant while he or she was an employee or a consultant (other than a non-employee director) will not count for this limitation.

Administration

Our Board, any committee of individuals satisfying applicable laws appointed by our Board, or any duly authorized committee of our Board acts as the "administrator" of the 2021 Plan. Different administrators may administer the 2021 Plan with respect to different groups of service providers. Our Board has designated our Compensation and People Committee as an administrator of the 2021 Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Exchange Act.

Subject to the terms of the 2021 Plan, the administrator has the authority to make any determinations and perform any actions that it deems necessary or advisable to administer the 2021 Plan, such as the authority to: determine the fair market value of a Share, select the service providers who will receive awards; determine the number of Shares covered by each award and the terms of each award; approve forms of award agreements for use with the 2021 Plan; interpret, modify or amend each award (subject to the repricing restrictions of the 2021 Plan), including to accelerate vesting or waive forfeiture restrictions; interpret the 2021 Plan; and delegate ministerial duties to any of our employees. The administrator may allow a participant to defer the receipt of payment of cash or delivery of Shares otherwise due to such participant. The administrator may make rules and regulations relating to the 2021 Plan, including rules, regulations, and sub-plans to facilitate compliance with applicable non-U.S. laws, easing the administration of the 2021 Plan, and/or take advantage of tax-favorable treatment of awards granted to service providers outside the U.S., and may make all other determinations deemed necessary or advisable for administering the 2021 Plan.

Eligibility

All types of awards, other than incentive stock options, may be granted to our non-employee directors and to employees and consultants of ours or any parent or subsidiary corporation of ours. Incentive stock options may be granted only to employees of ours or any parent or subsidiary corporation of ours. As of July 31, 2024, we and our parent and subsidiary corporations had approximately 15,289 employees (including two employee directors), approximately eighteen consultants, and eight non-employee directors.

Stock Options

An option gives a participant the right to purchase a specified number of Shares for a fixed exercise price during a specified period. Each option granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the option and the other terms of the option, consistent with the 2021 Plan.

The exercise price per Share of each option may not be less than the fair market value of a Share on the date of grant (except, in the case of a nonstatutory stock option, as otherwise required by applicable laws). However, any incentive stock option granted to a person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our stock or any parent or subsidiary corporation of ours (a "ten percent shareholder") must have an exercise price per Share equal to at least 110% of the fair market value of a Share on the date of grant. The aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. For this purpose, the fair market value of a Share is generally the closing sales price of our stock, as reported on the primary stock exchange on which it is traded. On October 18, 2024, the closing price of a Share on Nasdaq was $374.83.

Options will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. When a participant's service ends, the unvested portion of the participant's option generally expires. The vested portion of the option will remain exercisable for the period following the end of the participant's service that was determined by the administrator and specified in the participant's award agreement, and if no such period was specified in the award agreement, the vested portion of the option will remain exercisable for: (i) 3 months following the end of the participant's service provider status for reasons other than death or disability or (ii) 12 months following the end of the participant's service provider status due to death or disability. In addition, a participant's award agreement may provide for an extension of the post-service exercise period if the participant's service ends for reasons other than his or her death or disability and the exercise of the option following the termination of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act.

The term of an option will be specified in the award agreement, but the term of an incentive stock option may not be more than ten years (or five years for an incentive stock option granted to a ten percent shareholder).

The administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the Shares to be exercised, together with any amounts necessary to satisfy withholding obligations for tax-related items. At any time after the grant of an option, the administrator has the discretion to accelerate the time at which the option will vest or become exercisable.

Stock Appreciation Rights

A stock appreciation right gives a participant the right to receive the appreciation in the value of a Share between the date an award is granted and the date it is exercised. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined as the product of: (i) the difference between the fair market value of a Share on the date of exercise and the exercise price per Share and (ii) the number of Shares covered by the exercised portion of the stock appreciation right. We may pay that amount in cash, Shares, or a combination of both. Each stock appreciation right granted under the 2021 Plan will be evidenced by an award agreement specifying the exercise price and the other terms of the award.

The exercise price per Share of each stock appreciation right may not be less than the fair market value of a Share on the date of grant, unless otherwise required by applicable laws.

Stock appreciation rights will be exercisable at such times or under such conditions as determined by the administrator and set forth in the award agreement. The terms relating to the period of exercise of stock appreciation rights following the termination of a participant's service are similar to those for options described above. At any time after the grant of a stock appreciation right, the administrator has the discretion to accelerate the time at which the stock appreciation right will vest or become exercisable.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase Shares that vest under the terms established by the administrator in its sole discretion. Unless the administrator provides otherwise, participants holding Shares of restricted stock will have voting rights with respect to such Shares without regard to vesting. After an award of restricted stock has been granted, the administrator has the discretion to reduce or waive any restrictions and to accelerate the time at which any restrictions will lapse or be removed.

Restricted Stock Units

A restricted stock unit represent a right to receive cash or Shares if the performance goals or other vesting criteria set by the administrator are achieved or the restricted stock unit otherwise vests. Each award of restricted stock units granted under the 2021 Plan will be evidenced by an award agreement specifying the number of Shares subject to the award and other terms of the award.

The administrator may set vesting conditions based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of restricted stock units has been granted, the administrator has the discretion to reduce or waive any restrictions or vesting criteria that must be met to receive a payout or to accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units on the date specified in the participant's award agreement. The administrator in its sole discretion may pay earned restricted stock units in cash, Shares, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units will have an initial value established by the administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a Share on the grant date. Performance units and performance shares will result in a payment to a participant only if the performance goals or other vesting criteria set by the administrator are achieved or the awards otherwise vest.

Each award of performance units or performance shares granted under the 2021 Plan will be evidenced by an award agreement specifying the performance period and other terms of the award. The administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the administrator, in its discretion.

After an award of performance units or performance shares has been granted, the administrator has the discretion to accelerate, reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares.

The administrator has the discretion to pay earned performance units or performance shares in the form of cash, Shares (which will have an aggregate fair market value equal to the earned performance units or performance shares at the close of the performance period), or a combination of both.

A participant will forfeit any performance units or performance shares not earned and not vested as of the date specified in the participant's award agreement.

Transferability of Awards

Unless otherwise specified by the administrator or required by applicable laws, awards are not transferable other than by will or by the laws of descent or distribution. The administrator may permit an award to be transferred (i) under a domestic relations order, official marital settlement agreement, or other divorce or separation agreement, or (ii) to the extent permitted by Form S-8 under the Securities Act and any other applicable laws. Any individual or entity to whom an award is transferred will be subject to all of the terms and conditions applicable to the participant who transferred the award, including the terms and conditions in the 2021 Plan and the award agreement. If an award is unvested, then the service of the participant will continue to determine whether the award will vest and when it will terminate.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised.

Merger or Change in Control

The 2021 Plan provides that, in the event of a merger or change in control, each award will be treated as the administrator determines without a participant's consent. The administrator will not be required to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards the same in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will vest in and may exercise all of the participant's outstanding options and stock appreciation rights (or portion thereof) that is not assumed or substituted for, all restrictions on restricted stock and restricted stock units will lapse. With respect to awards with performance-based vesting that are not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms met, in each case, unless specifically provided otherwise under the applicable award agreement. In addition, if an option or stock appreciation right (or its applicable portion) is not assumed or substituted for, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator, in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

For awards granted to each of our non-employee directors, in the event of a change in control, (i) the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, (ii) all restrictions on the non-employee director's restricted stock and restricted stock units will lapse, and (iii) with respect to the non-employee director's awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions will be deemed met, unless specifically provided otherwise under the applicable award agreement.

Forfeiture Events

Each award under the 2021 Plan and any other compensation paid or payable to a participant (including, but not limited to, equity awards issued outside of the 2021 Plan) will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant's rights, payments, and benefits regarding an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. An award will be subject to the Company's clawback policy in effect when the award is granted and any other clawback policy of ours as established and/or amended from time to time (including without limitation pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). The administrator may require a participant to forfeit, return, or reimburse all or a portion of the award and any amounts paid under the award to comply with such clawback policy or applicable laws.

No recovery of compensation under a clawback policy or otherwise will constitute an event that triggers or contributes to any right of a participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with us or any of our parent or subsidiary corporations, unless the 2021 Plan provisions described in the prior paragraph specifically are mentioned and waived in an award agreement or other document.

Termination or Amendment

The administrator may amend, alter, suspend, or terminate the 2021 Plan at any time, provided that no amendment may be made without shareholder approval to the extent approval is necessary to comply with any applicable laws. No amendment, alteration, suspension, or termination may materially impair the rights of any participant with respect to his or her outstanding awards unless mutually agreed otherwise between the participant and the administrator. The 2021 Plan will continue until terminated by the administrator, but no incentive stock option may be granted after the tenth anniversary of the date the 2021 Plan was originally adopted by our Board.

Notwithstanding the prior paragraph, the Administrator may amend the terms of any one or more awards without an affected participant's consent even if it does materially impair the participant's rights, subject to the limitations of applicable laws, if any, if such amendment is done (i) in a manner expressly permitted under the 2021 Plan; (ii) to maintain the qualified status of the award as an incentive stock option under Section 422 of the Code; (iii) to change the terms of an incentive stock option, if such change results in impairment of the award only because it impairs the qualified status of the award as an incentive stock option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the award into compliance with, Section 409A of the Code; or (v) to comply with other applicable laws.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state, or non-U.S. country in which a participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the Shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the Shares and the exercise price.

However, if the participant disposes of such Shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the Shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the Shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the Shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the Shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. However, upon exercising the option with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income as the result of the grant of a stock appreciation right. However, upon exercising the stock appreciation right with respect to any Shares, the participant normally recognizes ordinary income equal to the amount that the fair market value of such Shares on such date exceeds the exercise price for such Shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the Shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring Shares of restricted stock generally will recognize ordinary income equal to the amount that the fair market value of the Shares on the vesting date exceeds the purchase price paid by the participant for such Shares (if any). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, under Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the Shares are acquired. Upon the sale of Shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will have to recognize ordinary income equal to the fair market value of Shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any Shares received would be capital gain or loss.

Performance Shares and Performance Unit Awards

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or unrestricted Shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any Shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A

Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, when vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Section 409A violates Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income and potentially penalties and interest on such deferred compensation.

Tax Effect for Us

We generally will be entitled to a tax deduction in connection with an award under the 2021 Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a nonstatutory stock option or the disqualifying disposition of Shares acquired through the exercise of an incentive stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE SUMMARY ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND US WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT IS NOT INTENDED TO BE COMPLETE AND MAY NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth: (i) time-based restricted stock units ("RSUs"), and performance-based restricted stock units ("PSUs") granted under the 2012 Plan and the 2021 Plan during fiscal 2024 to each of our NEOs; our executive officers, as a group; our directors who are not executive officers, as a group; and all of our employees who are not executive officers, as a group; and (ii) the aggregate grant date fair value of such RSUs and PSUs.

Name of Individual or Group	Number of Shares Subject to RSUs and PSUs Granted[1]	Dollar Value of Shares Subject to RSUs and PSUs Granted[1]
Nikesh Arora		
Chief Executive Officer and Chair of the Board	154,374[2]	$ 54,150,353
Dipak Golechha		
Executive Vice President, Chief Financial Officer	37,978[2]	$ 13,301,233
William "BJ" Jenkins		
President	46,630[2]	$ 16,365,230
Lee Klarich		
Chief Product Officer	53,675[2]	$ 19,126,156
Nir Zuk		
Chief Technology Officer	32,314[2]	$ 11,349,785
All executive officers, as a group	324,971	$ 114,292,758
All directors who are not executive officers, as a group	9,702[3]	$ 2,964,737
All employees who are not executive officers, as a group	4,902,780[4]	$ 1,321,276,523

[1] The amounts reported represent the grant date fair value of the PSUs and the RSUs granted in fiscal 2024, calculated in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the PSUs and the RSUs reported in this column are set forth in the notes to our audited consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended July 31, 2024. The value of the PSUs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. With respect to the fiscal 2024 PSUs, the fiscal 2023 PSUs, and the fiscal 2022 PSUs, in fiscal year 2024, we approved only the fiscal 2024 performance targets. As a result, (i) for the fiscal 2024 PSUs and the fiscal 2023 PSUs, only these portions of these PSUs (covering 33% of the PSUs) have a reportable grant date fair value under ASC Topic 718 and are included in this table, and (ii) for the fiscal 2022 PSUs, only these portions of these PSUs (covering 16% of the fiscal 2022 PSUs for Messrs. Arora, Golechha, Klarich, and Zuk, and 11% of the fiscal 2022 PSUs for Mr. Jenkins) have a reportable grant date fair value under ASC Topic 718 and are included in this table. The remaining fiscal 2024 PSUs and the fiscal 2023 PSUs do not have a reportable grant date fair value under ASC Topic 718 and are not included in this table.

[2] Consists of PSUs only.

[3] Consists of RSUs only.

[4] Does not include shares subject to vesting conditions that were issued outside of our 2012 Plan and 2021 Plan in connection with acquisitions. See Note 7 in our Annual Report on Form 10-K for our fiscal year ended July 31, 2024, for information regarding these issuances.

Additional Equity Plan Information

The following table provides certain additional information regarding our equity compensation plans, excluding the Employee Stock Purchase Plan:

	As of 10/18/2024
Total Stock Options (including PSOs) Outstanding	4,241,136
Weighted-Average Exercise Price of Stock Options Outstanding	$65.29 per share
Weighted-Average Remaining Duration of Stock Options Outstanding	1.03 years
Total Restricted Stock Units (including PSUs) Outstanding	14,216,330
Total Shares Available for Issuance under the 2021 Equity Incentive Plan	12,391,895

For more information regarding our equity compensation plans, including the Employee Stock Purchase Plan, please see "Equity Compensation Plan Information."

Shareholder Proposal – Report on Climate Risks to Retirement Plan Beneficiaries

As You Sow has advised us that they intend to present the following proposal for consideration at the Annual Meeting on behalf of:

- Frances L. Bell T/W fbo Graham de Freitas, a beneficial owner of 25 shares of our common stock; and
- Roy A. Hunt Foundation, a beneficial owner of 87 shares of our common stock.

The Board accepts no responsibility for the contents of the proposal or the supporting statement. The Board opposes the proposal for the reasons stated after the proposal.

Shareholder's Proposal and Supporting Statement

WHEREAS: Greenhouse gas emissions and the resulting warming is causing significant, deleterious consequences for the global economy. Those harms are predicted to grow. Prior studies estimate that unmitigated climate change will cut the world economy by $23 trillion by 2050; a recent study indicates that the long-term costs may be six times higher than previously estimated.[1,2]

These effects will have a particularly significant impact on workers saving for retirement. Retirement plan beneficiaries have long investment horizons, and "[t]he longer term the investment horizon, the more likely it is that climate will not only be a material risk, but the most material risk."[3] Climate portfolio risk to retirement plans will be difficult to mitigate. An International Finance Corporation report concludes that "...the traditional way of managing risk through a shift in asset allocation into increased holdings of more conservative, lower risk, lower return, asset classes may do little to offset climate risks."[4]

While our Company has taken actions to address its operational greenhouse gas emissions,[5] it has not acted to meaningfully address the emissions generated by its retirement plan investments. The plan's most popular option by assets invested is the Fidelity Freedom Index series. The funds in this series account for 53% of plan assets.[6] These funds invest heavily in high-carbon companies and companies contributing to deforestation.[7]

High-carbon and deforestation-risk retirement plan investments are especially perverse when made on behalf of younger workers with longer term investment time horizons.[8] Such investments help fuel the climate crisis and make worst-case economic scenarios more likely by locking in future temperature increases. The retirement savings of younger workers will therefore suffer relatively higher impact from climate-related declines in global GDP than older workers' retirement savings.

---

1   https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html
2   https://www.ucl.ac.uk/news/2021/sep/economic-cost-climate-change-could-be-six-times-higher-previously-thought
3   https://www.plansponsor.com/in-depth/climate-change-benchmarking-risk-retirement-plans/
4   https://www.calpers.ca.gov/docs/forms-publications/mercer-asset-allocation-report.pdf, p.2
5   https://www.paloaltonetworks.com/about-us/corporate-responsibility#modal-planet
6   https://investyourvalues.org/retirement-plans/palo-alto-networks
7   https://investyourvalues.org/retirement-plans/palo-alto-networks
8   https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

The Company's high carbon retirement plan may also contribute to difficulty in worker recruitment and retention, as polling indicates employee demand for responsible retirement options.[9]

Federal law requires that retirement plan fiduciaries act in beneficiaries' best interests and ensure prudence of the plan's investments. Recent regulatory amendments have confirmed that managing material climate risk is an appropriate consideration for retirement plan fiduciaries.[10] The Company can best ensure that it is meeting its obligations to employees — especially younger employees — by appropriately mitigating climate risk in its retirement plan investments.

BE IT RESOLVED: Shareholders request Palo Alto Networks publish a report disclosing if and how the Company is protecting plan beneficiaries — especially those with a longer investment time horizon — from increased future portfolio risk created by present-day investments in high-carbon companies.

Company Opposing Statement

The Board believes that the report requested by the shareholder proposal would not do more to protect participants in our 401(k) plan or provide any meaningful additional information to our shareholders. As described in more detail below, the Board recommends a vote **"AGAINST"** the proposal for the following reasons:

- **Our 401(k) Plan Offers Flexibility to Participants.** Our 401(k) plan provides participants with a diverse array of investment options, including a self-directed brokerage option that allows participants to invest outside of the plan. Participants in our 401(k) plan are able to choose investments in a way that aligns with their financial goals, risk tolerances and investment preferences.
- **Investment Determinations are Required to be Based on Relevant Risk-Return Factors.** A plan fiduciary is responsible for selecting 401(k) investment options. Federal law requires that the plan fiduciary make investment determinations in a prudent manner and based on relevant risk-return investment options. By focusing too narrowly on climate risks, the proposal risks putting undue pressure on the plan fiduciary to make decisions that are not in the best interests of the participants.

Our 401(k) Plan Offers Flexibility to Participants

Our 401(k) plan provides participants with a variety of investment options, including target retirement trusts, index-based funds, a money market fund, actively managed funds, and a self-directed brokerage option that gives participants access to individual stocks, bonds, mutual funds from hundreds of fund families, and exchange-traded funds. The primary investment manager, Fidelity Investments, and nearly all of the subadvisors of the funds offered by our 401(k) plan are signatories of the UN Principles for Responsible Investment, and already incorporate ESG factors into their investment process and practices, to varying extents. In addition, our 401(k) plan offers plan participants an ESG index fund as an investment option, and our 401(k) plan's self-directed brokerage account option enables participants to invest according to their personal investment goals, including any ESG strategies, and provides access to an array of ESG-themed investment opportunities. As a result, plan participants already have the ability to invest their plan accounts according to their personal preferences, which may or may not include climate risk or ESG-related outcomes.

---

[9]   https://www.benefitnews.com/news/employees-want-retirement-plans-to-include-esg-investing
[10]   https://www.federalregister.gov/documents/2022/12/01/2022-25783/prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

Investment Determinations are Required to be Based on Relevant Risk–Return Factors

The Board does not have responsibility for, or other control over, our 401(k) plan investment options. Instead, employees' contributions made to our 401(k) plan, as well as the Company's matching contributions, are deposited and held for the participating employees' benefit in plan accounts maintained in trust by Fidelity Management Trust Company. As is customary for large retirement plans like our 401(k) plan, a management-level committee serves as the plan fiduciary responsible for selecting the 401(k) investment options, and consults with a third party investment advisor in exercising its responsibilities.

U.S. federal law mandates that a responsible plan fiduciary select 401(k) investment options based on economic factors the fiduciary "reasonably determines are relevant to a risk and return analysis" for the particular investment or investment course of action. This may include the economic risk and return effects of climate change or carbon-emissions on a particular investment. However, the law provides that a fiduciary may not sacrifice the interest of plan participants' retirement income or other financial benefits by compromising investment returns or taking on additional investment risks to promote unrelated benefits or goals. The weight given to a risk factor should be based on the facts and a reasonable assessment of its impact on risk and return.

We believe this proposal, and the report it suggests, focuses too narrowly on climate risks and carbon emissions. Instead, and in accordance with the law, the plan fiduciary offers participants a broad range of investment strategies across different asset classes and investment styles — taking into account a variety of potential risks, reward opportunities, and goals, including, but not limited to those related to climate change — to allow participants to diversify their investments and pursue their individual retirement objectives and financial interests.

REQUIRED VOTE

The approval of this proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

> ✕ **Recommendation of the Board**
> The Board recommends that you vote **"AGAINST"** this shareholder proposal.

 

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 23, 2024 for:

- each of our directors and nominees for director;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 327,002,601 shares of our common stock outstanding at September 23, 2024. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable (or issuable upon vesting of restricted stock units or performance stock unit awards) within 60 days of September 23, 2024. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Number of Shares	Percent of Shares Outstanding
5% Shareholders:		
The Vanguard Group[1]	27,568,500	8.4%
BlackRock, Inc.[2]	24,622,005	7.5%
Named Executive Officers and Directors:		
Nikesh Arora[3]	3,420,767	1.0%
William "BJ" Jenkins[4]	213,457	*
Dipak Golechha[5]	79,034	*
Lee Klarich[6]	1,383,471	*
Nir Zuk[7]	2,957,370	*
Aparna Bawa[8]	3,501	*
John M. Donovan[9]	17,778	*
Carl Eschenbach[8]	17,914	*
Helene D. Gayle[8]	11,808	*
James J. Goetz[10]	201,132	*
Rt Hon Sir John Key[8]	8,280	*
Mary Pat McCarthy[8]	31,167	*
Lorraine Twohill[8]	19,914	*
All current directors and executive officers as a group (13 persons)[11]	8,365,593	2.5%

*   Represents beneficial ownership of less than one percent (1%).

(1) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. ("Vanguard"), as investment advisor, has sole voting power with respect to none of the reported shares, shared voting power with respect to 412,260 of the reported shares, sole dispositive power with respect to 26,235,869 of the reported shares and shared dispositive power with respect to 1,332,631 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. ("BlackRock") has sole voting power with respect to 22,409,511 of the reported shares, and sole dispositive power with respect to 24,622,005 of the reported shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(3) Consists of (i) 500,644 shares held of record by Mr. Arora, (ii) 16,005 shares held of record by Bacchey Investments L.P., of which Bacchey Management LLC (the "LLC") is the General Partner, Mr. Arora is the manager of the LLC and the sole member of the LLC is the Aurora Trust, for which Mr. Arora serves as a trustee, (iii) 674,723 shares from RSUs and PSUs that vested and were earned and deferred under our deferred compensation plan, (iv) 147,809 shares issuable upon the vesting of PSUs within 60 days of September 23, 2024, subject to Mr. Arora's elections under our deferred compensation plan, and (v) 2,081,586 PSOs exercisable within 60 days of September 23, 2024.

(4) Consists of (i) 7,545 shares held of record by Mr. Jenkins, (ii) 147,894 shares from RSUs and PSUs that vested and were earned and deferred under our deferred compensation plan, and (iii) 58,018 shares issuable upon the vesting of RSUs and PSUs within 60 days of September 23, 2024, subject to Mr. Jenkin's elections under our deferred compensation plan.

(5) Consists of (i) 51,563 shares held of record by Mr. Golechha and (ii) 27,471 shares that are issuable upon the vesting of RSUs and PSUs within 60 days of September 23, 2024.

(6) Consists of (i) 143,817 shares held of record by Mr. Klarich, (ii) 370,000 shares held of record by the Lee and Susan Klarich 2005 Trust, (iii) 77,575 shares that are issuable upon the vesting of PSUs within 60 days of September 23, 2023, and (iii) 792,079 PSOs exercisable within 60 days of September 23, 2024.

(7) Consists of (i) 1,129,685 shares held of record by Mr. Zuk, (ii) 274,914 shares held of record by the Cliff Family Trusts, for which Mr. Zuk serves as a trustee, (iii) 14,586 shares held of record by the Hawk Family Trust, for which Mr. Zuk serves as co-trustee, (iv) 29,128 shares that are issuable upon the vesting of PSUs within 60 days of September 23, 2024 and (v) 1,509,057 PSOs exercisable within 60 days of September 23, 2024.

(8) Consists of shares held of record by the director or officer.

(9) Consists of (i) 4,353 shares held of record by Mr. Donovan, (ii) 12,462 shares held of record by The Donovan Family Living Trust U/A DTD 09/28/2012, for which Mr. Donovan serves as co-trustee and (iii) 963 shares held of record by SRJ Norway Partners LP, for which Mr. Donovan serves as the general partner.

(10) Consists of (i) 157,290 shares held of record by Mr. Goetz and (ii) 43,842 shares held of record by the Goetz Children's Trust 4/24/1998.

(11) Consists of (i) 2,820,253 shares beneficially owned by the current directors and executive officers, (ii) 340,001 shares issuable upon the vesting of RSUs and PSUs within 60 days of September 23, 2024, (iii) 822,617 shares from RSUs and PSUs that vested and were earned and deferred under our deferred compensation plan, and (iv) 4,382,722 PSOs exercisable within 60 days of September 23, 2024.

Related Person Transactions

The Audit Committee of the Board of Directors has adopted a written policy and procedures for the review, approval and ratification, if necessary, of the transactions among the Company and its directors, executive officers and their related interests.

We have entered into employment arrangements with our executive officers. See also the section titled *"Discussion of our Fiscal 2024 Executive Compensation Program—Executive Employment Agreements."*

We have also entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying transactions with related persons.

We have a formal written policy providing that any transactions in which the aggregate amount exceeds or may be expected to exceed $120,000 between us and a related person (defined as an executive officer, director, nominee for election as director, beneficial owner of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest) are reviewed and approved or ratified quarterly by our Audit Committee. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including, whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related person's interest in the transaction. In addition, it is our policy that directors interested in a related person transaction will recuse themselves from any discussion or vote on a related person transaction in which they may have an interest.

About the Annual Meeting

Why are you holding a virtual meeting and how can shareholders attend?

We have adopted a virtual meeting format for our Annual Meeting this year to provide a consistent experience to all shareholders regardless of geographic location and enhance shareholder access and engagement. To participate in our Annual Meeting, including to vote and ask questions during the meeting, visit www.virtualshareholdermeeting.com/PANW2024 with your 16-digit control number included in the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. If you did not receive a 16-digit control number, please reach out to your broker for instructions. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote at the meeting.

How can I ask questions during the Annual Meeting?

The virtual format allows shareholders to communicate with us during the Annual Meeting. Shareholder questions may be submitted in the field provided in the web portal prior to or during the Annual Meeting for consideration. Detailed guidelines for submitting written questions during the Annual Meeting are available at www.virtualshareholdermeeting.com/PANW2024. You can submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The chairperson of the meeting will review the questions and determine whether the questions are relevant to the subject matter of the meeting and otherwise appropriate for answering at the meeting. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or our business, or are otherwise not appropriate for answering at the meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

Who is entitled to vote?

Only holders of our common stock as of the close of business on October 18, 2024 (the "Record Date"), are entitled to vote at the Annual Meeting. As of the Record Date, 327,250,757 shares of our common stock were outstanding and entitled to vote. For each proposal at the Annual Meeting, each shareholder will be entitled to one vote for each share of our common stock held by them on the Record Date. Shareholders may not cumulate votes in the election of directors. Our list of shareholders, as of the Record Date, will be available for inspection for the ten days prior to the Annual Meeting. If you would like to inspect the shareholder list, email our Investor Relations department at ir@paloaltonetworks.com to make arrangements.

Registered Shareholders of Record. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the shareholder of record with respect to those shares, and the Notice was provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on your proxy card, or to vote online, by telephone or virtually at the Annual Meeting as described above. Throughout this proxy statement, we refer to these registered shareholders as "shareholders of record."

Street Name Shareholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker, bank or other nominee, who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to participate in and vote online at the Annual Meeting; however, since a beneficial owner is not the shareholder of record, you may not vote your shares of our common stock virtually at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to shareholders who hold their shares through a broker, bank or other nominee as "street name shareholders."

How do I vote?

If you are a shareholder of record, there are four ways to vote:

- by Internet, prior to the Annual Meeting at http://www.proxyvote.com or by scanning the QR code included on your proxy card, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903 until 11:59 p.m. Eastern Standard Time, on December 9, 2024 (have your proxy card in hand when you call);

- by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); or

- by attending and voting during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2024. Please have your 16-digit control number to join the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by Internet, telephone, or returning a proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name shareholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name shareholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name shareholder, you may not vote your shares online at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

Yes. If you are a shareholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet (at http://www.proxyvote.com or by scanning the QR code included on your proxy card) or by telephone on a later date;

- completing and returning a later-dated proxy card;

- sending a written notice of revocation to our Corporate Secretary at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, CA 95054; or

- attending and voting online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PANW2024. Please have your 16-digit control number to join the Annual Meeting.

If you are a street name shareholder, your broker, bank or other nominee can provide you with instructions on how to change your vote or revoke your proxy.

How does the Board recommend I vote on these proposals?

Our Board recommends a vote:

- "**FOR**" all the Company's nominees Rt Hon Sir John Key, Mary Pat McCarthy, and Nir Zuk to be elected as Class I directors;

- "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2025;

- For the approval, on an advisory basis, of a "**ONE-YEAR**" frequency of holding advisory votes on the compensation of our named executive officers;

- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers;

- "**FOR**" the approval of an amendment of our 2021 Equity Incentive Plan to increase the number of plan shares reserved for issuance; and

- "**AGAINST**" a shareholder proposal for the Company to report on climate risks to retirement plan beneficiaries.

How many votes are needed for approval of each proposal?

- **Proposal No. 1**: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" that nominee. You may vote "for," "against," or "abstain" on each of the nominees for election as a director. Broker non-votes and abstentions will have no effect on the outcome of this proposal.

- **Proposal No. 2**: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2025 requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as a vote "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 3**: The affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon is required to determine, on an advisory basis, our shareholders' preference regarding the frequency of holding future advisory votes on NEO compensation. You may indicate whether you would prefer an advisory vote on executive compensation every "1 year," "2 years," or "3 years," or you may "abstain" from voting on this proposal. However, in the event that no voting option receives a majority, the Compensation and People Committee will consider the voting option that receives the greatest number of votes to be the preference of our shareholders. Abstentions will be included in the total number of shares present and entitled to vote to tabulate whether a majority has been obtained. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee and the Board will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering the frequency of holding future advisory votes on the compensation of our NEO.

- **Proposal No. 4**: The approval, on an advisory basis, of the compensation of our NEO requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Although the advisory vote is non-binding, our Board values our shareholders' opinions. The Compensation and People Committee will review the results of the vote and, consistent with our record of shareholder responsiveness, consider shareholders' concerns and take into account the outcome of the vote when considering future decisions concerning our executive compensation program.

- **Proposal No. 5**: The approval of an amendment of our 2021 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 6**: The approval of a shareholder proposal requires the affirmative vote of a majority of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. The persons named in the proxy have been designated as proxies by our Board. When a proxy card is properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the shareholder. If a proxy card is signed, but no specific instructions are given, the shares represented by such proxy card will be voted in accordance with the recommendations of our board of directors, as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares subject to proxies. If the Annual Meeting is adjourned, the proxy holders can vote your shares subject to proxies when the Annual Meeting is rescheduled, unless you have properly revoked your proxy instructions, as described above.

Why did I receive the Notice instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about October 29, 2024 to all shareholders entitled to vote at the Annual Meeting. Shareholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage shareholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact of our annual meetings of shareholders.

What is a quorum?

A quorum is the minimum number of shares required to be present for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, virtually or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. A proxy submitted by a shareholder may indicate that all or a portion of the shares represented by the proxy are not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote shares held in street name on a particular matter in the absence of instructions from the beneficial owner of such shares ("broker non-vote"). See the question below titled "How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?" The shares of our common stock subject to a proxy that are not being voted on a particular matter because of a broker non-vote will count for purposes of determining the presence of a quorum. Abstentions are also counted in the determination of a quorum.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary voting results and will provide the final voting results in an amendment to the Current Report on Form 8-K as soon as they become available.

How are proxies solicited for the Annual Meeting?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds your shares of our common stock. In addition to using the internet, our directors, officers and employees may solicit proxies in person and by mail, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation. We have retained Georgeson LLC to assist us in soliciting proxies for a fee of approximately 40,500 plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

How may my broker, bank or other nominee vote my shares if I fail to timely provide voting instructions?

Brokerage firms, banks or other nominees holding shares of our common stock in street name for beneficial owners are generally required to vote such shares in the manner directed by the beneficial owner. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole "routine" matter, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending July 31, 2025. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice, and if applicable, our proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from one or more of the shareholders sharing the same address. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate copies of the Notice, and if applicable, our proxy materials. Upon written or oral request, we will deliver promptly separate copies of the Notice, or if applicable, our proxy materials, to any shareholder at a shared address which we delivered a single copy of any of these materials. To receive a separate copy, or, if a shareholder is receiving multiple copies, to request that we only send a single copy of the Notice, or if applicable our proxy materials, shareholders may contact us at our principal executive address: Palo Alto Networks, Inc., Attention: Investor Relations, 3000 Tannery Way, Santa Clara, California 95054 or Tel: (408) 753-4000.

Shareholders who hold shares of our common stock in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of shareholders or to nominate individuals to serve as directors?

SHAREHOLDER PROPOSALS

Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a Rule 14a-8 shareholder proposal to be considered for inclusion in our proxy statement for our 2025 annual meeting of shareholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than July 1, 2025. In addition, shareholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of shareholder proposals in Company-sponsored proxy materials. Shareholder proposals should be addressed to:

Palo Alto Networks, Inc., Attention: Corporate Secretary, 3000 Tannery Way, Santa Clara, California 95054.

Our amended and restated bylaws also establish an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our proxy statement pursuant to Rule 14a-8. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a shareholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2025 annual meeting of shareholders, our Corporate Secretary must receive the proper written notice at our principal executive offices:

- not earlier than 5:00 p.m. Pacific Time on August 12, 2025; and
- not later than 5:00 p.m. Pacific Time on September 11, 2025.

In the event that we hold our 2025 annual meeting of shareholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then notice of a shareholder proposal that is not intended to be included in our proxy statement must be received no earlier than 5:00 p.m. Pacific Time on the 120th day before such annual meeting and no later than 5:00 p.m. Pacific Time on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a shareholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

DIRECTOR NOMINATIONS

Shareholders may recommend director candidates for consideration by our Governance and Sustainability Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding shareholder recommendations for director candidates, see the section titled "*Identification and Evaluation of Director Nominees—Shareholder Recommendations for Nominations to the Board of Directors*" beginning on page 62 of this proxy statement.

In addition, our amended and restated bylaws permit shareholders to nominate directors for election at an annual meeting of shareholders. To nominate a director, the shareholder must provide the information required by our amended and restated bylaws, which includes the information required by Rule 14a-19 of the Exchange Act. In addition, the shareholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "*Shareholder Proposals*" for shareholder proposals that are not intended to be included in a proxy statement.

Furthermore, our amended and restated bylaws permit shareholders or a group of shareholders that wish to nominate one or more directors through proxy access for inclusion in our proxy statement. To nominate a director using this process, the shareholder must provide the information required by the proxy access provision of our amended and restated bylaws. In addition, the shareholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary at our principal executive offices:

- not earlier than the close of business on June 1, 2025; and
- not later than the close of business on July 1, 2025.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who beneficially own more than 10% of the Company's common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Based solely on our review of filed reports or written representations from certain Reporting Persons relating to fiscal 2024, the Company believes that all reports were filed on a timely basis except that a sale transaction and ten purchase and sale transactions of shares were reported late on two separate Form 4s filed on behalf of Aparna Bawa, a Board member; sales of shares were reported late on two separate Form 4s filed on behalf of Mary Pat McCarthy, a Board member; due to the late reporting of a PSU performance condition certification for PSUs held by certain of the Reporting Persons, (i) an acquisition and deferral of shares was reported late on separate Form 4s filed on behalf of each of Nikesh Arora, our Chief Executive Officer, and William "BJ" Jenkins, our President, and (ii) an acquisition of shares was reported late on separate Form 4s filed on behalf of each of Dipak Golechha, our Chief Financial Officer, Lee Klarich, our Chief Product Officer, and Nir Zuk, our Chief Technology Officer; and a sale of shares was reported late on a Form 4 filing on behalf of Josh Paul, our Chief Accounting Officer.

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 31, 2024, are included in our Annual Report on Form 10-K, which we will make available to shareholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at www.paloaltonetworks.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on your proxy card or execute and return, at your earliest convenience, your proxy card in the envelope provided.

THE BOARD OF DIRECTORS

Santa Clara, California
October 29, 2024

Appendix A

Calculation of Billings and Organic Operating Margin

CALCULATION OF BILLINGS

($ in millions)

Billings	FY'21	FY'22	FY'23	FY'24
Total Revenue	$4,256.1	$5,501.5	$6,892.7	$ 8,027.5
Add: Change in total deferred revenue, net of acquired deferred revenue	1,196.1	1,970.0	2,301.7	2,180.6
Total billings	$5,452.2	$7,471.5	$9,194.4	$10,208.1

CALCULATION OF ORGANIC OPERATING INCOME AND ORGANIC OPERATING MARGIN

($ in millions)

	FY'24	
Organic Operating Income and Operating Margin:	$	%
GAAP operating income and operating margin	683.9	8.5%
Share-based compensation-related charges	1,161.7	14.5%
Acquisition-related costs[1]	13.6	0.2%
Amortization expense of acquired intangible assets	119.0	1.5%
Litigation-related charges[2]	211.5	2.6%
Restructuring and other costs[3]	—	—
Non-GAAP operating income and operating margin	2,189.7	27.3%
Operating loss from acquired entities[4]	29.6	0.4%
Incremental bonus payout[5]	50.1	0.6%
Organic operating income and operating margin	2,269.4	28.3%

[1] Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

[2] Consists of the amortization of intellectual property licenses and covenant not to sue, a legal contingency charge and a litigation settlement charge.

[3] Consists of manufacturing related charges, loss on the closure of an office facility, other costs, and related adjustments.

[4] Consists of operating loss from the entities acquired in fiscal 2024.

[5] Consists of bonus payout in excess of 100% of the target cash incentive of the 2024 Incentive Compensation Plan.

Calculation of Adjusted Operating Margin, Free Cash Flow Margin and Adjusted Free Cash Flow Margin

CALCULATION OF OPERATING MARGIN AND ADJUSTED OPERATING MARGIN

($ in millions)

	FY'22	FY'23	FY'24
GAAP operating income (loss)	$(188.8)	$ 387.3	$ 683.9
Share-based compensation-related charges	1,072.0	1,145.1	1,161.7
Acquisition-related costs[1]	5.5	19.5	13.6
Amortization expense of acquired intangible assets	125.8	103.1	119.0
Litigation-related charges[2]	7.1	7.1	211.5
Restructuring and other costs[3]	21.2	(2.2)	—
Non-GAAP operating income	$1,042.8	$1,659.9	2,189.7
Non-GAAP operating margin	*19.0%*	*24.1%*	*27.3%*

FREE CASH FLOW MARGIN AND ADJUSTED FREE CASH FLOW MARGIN

	FY'22	FY'23
Net cash provided by operating activities	$1,984.7	$ 2,777.5
Less: purchases of property, equipment, and other assets	192.8	146.3
Free cash flow (non-GAAP)	$1,791.9	$ 2,631.2
Add: capital expenditures of headquarters[4]	38.9	—
Add: cash payment related to tax settlement	—	39.8
Adjusted free cash flow (non-GAAP)	$1,830.8	$ 2,671.0
Free cash flow margin (non-GAAP)	*32.6%*	*38.2%*
Adjusted free cash flow margin (non-GAAP)	*33.3%*	*38.8%*

[1] Consists of acquisition transaction costs, share-based compensation related to the cash settlement of certain equity awards, and costs to terminate certain employment, operating lease, and other contracts of the acquired companies.

[2] Consists of the amortization of intellectual property licenses and covenant not to sue. For FY'24, also includes a legal contingency charge and a litigation settlement charge.

[3] Consists of manufacturing related charges, loss on the closure of an office facility, other costs, and related adjustments.

[4] Consists of a land purchase of $38.9 million.

Non-GAAP Financial Measures and Other Key Metrics

Palo Alto Networks has provided in this Proxy Statement financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The Company uses these non-GAAP financial measures and other key metrics internally to set targets for employee compensation programs.

Billings. Palo Alto Networks defines billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. The Company has considered billings to be a key metric used by management to manage our business. Billings growth is the percentage change in billings for a fiscal year as compared to the prior fiscal year.

Free Cash Flow (non-GAAP). Palo Alto Networks defines free cash flow, a non-GAAP financial measure, as cash provided by operating activities less purchases of property, equipment, and other assets. We consider free cash flow to be a profitability and liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after necessary capital expenditures. A limitation of the utility of free cash flow as a measure of our financial performance and liquidity is that it does not represent the total increase or decrease in our cash balance for the period. In addition, it is important to note that other companies, including companies in our industry, may not use free cash flow, may calculate free cash flow in a different manner than we do, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a comparative measure.

Next Generation Security annual recurring revenue, or NGS ARR, is annualized allocated revenue of all active contracts as of the final day of the reporting period for Prisma and Cortex offerings inclusive of the VM-Series and related services, and certain cloud-delivered security services.

Non-GAAP Net Income and Net Income per share, diluted (Non-GAAP EPS). Palo Alto Networks defines non-GAAP net income as net income plus share plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, restructuring and other costs, and non-cash charges related to convertible notes. The Company also excludes from non-GAAP net income foreign currency gains (losses) and tax adjustments related to our long-term non-GAAP effective tax rate in order to provide a complete picture of the Company's recurring core business operating results. The Company defines non-GAAP net income per share, diluted, as non-GAAP net income divided by the weighted-average diluted shares outstanding, which includes the potentially dilutive effect of the Company's employee equity incentive plan awards and the Company's convertible senior notes outstanding and related warrants, after giving effect to the anti-dilutive impact of the Company's note hedge agreements, which reduces the potential economic dilution that otherwise would occur upon conversion of the Company's convertible senior notes. Under GAAP, the anti-dilutive impact of the note hedge is not reflected in diluted shares outstanding.

Non-GAAP Operating Margin. Palo Alto Networks defines non-GAAP operating margin as operating margin plus share-based compensation-related charges, including share-based payroll tax expense, acquisition-related costs, amortization expense of acquired intangible assets, litigation-related charges, including legal settlements, along with certain non-recurring expenses. The Company believes that excluding these items from non-GAAP operating margin provides management and investors with greater visibility into the underlying performance of the Company's core business operating results, meaning its operating performance excluding these items and, from time to time, other discrete charges that are infrequent in nature, over multiple periods.

Organic operating margin. Palo Alto Networks defines organic operating margin as non-GAAP operating margin, excluding the effects of acquisitions and dispositions and bonus payout in excess of 100% of the target cash incentive under the 2023 Cash Incentive Compensation Plan.

Investors are cautioned that there are a number of limitations associated with the use of non-GAAP financial measures and key metrics as analytical tools. In particular, the billings metric reported by the Company includes amounts that have not yet been recognized as revenue. Furthermore, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP.

Appendix B

Amended and Restated 2021 Equity Incentive Plan

PALO ALTO NETWORKS, INC.
2021 EQUITY INCENTIVE PLAN

(As amended and restated, subject to, and contingent upon, stockholder approval at the
2024 annual meeting of the Company's stockholders)

1. Purpose of the Plan. The purpose of this Plan is to:

   - to attract and retain the best available personnel for positions of substantial responsibility,

   - to provide additional incentive to Employees, Directors and Consultants, and

   - to promote the success of the Company's business.

   The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares.

2. Definitions. The following definitions are used in this Plan:

   (a) "Administrator" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

   (b) "Applicable Laws" means the legal and regulatory requirements relating to the administration of equity-based awards and issuance of shares of Common Stock, including under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan. Reference to a specific section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation or other official guidance issued under that section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding that section or regulation.

   (c) "Award" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares.

   (d) "Award Agreement" means the written or electronic agreement between the Company and Participant setting forth the terms and provisions applicable to an Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

   (e) "Board" means the Board of Directors of the Company.

   (f) "Change in Control" means the occurrence of any of the following events:

   (i) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, if any one Person is already considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional stock by such Person will not be considered a Change in Control; or

   (ii) Change in Effective Control of the Company. A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii) <u>Change in Ownership of a Substantial Portion of the Company's Assets</u>. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its primary purpose is to change the jurisdiction of the Company's incorporation, or (y) its primary purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "<u>Code</u>" means the U.S. Internal Revenue Code of 1986.

(h) "<u>Committee</u>" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or a duly authorized committee of the Board, in accordance with Section 4 hereof.

(i) "<u>Common Stock</u>" means the common stock of the Company.

(j) "<u>Company</u>" means Palo Alto Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "<u>Consultant</u>" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary of the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company's securities, in each case, within the meaning used with respect to Form S-8 promulgated under the Securities Act, and provided, further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(l) "<u>Director</u>" means a member of the Board.

(m) "<u>Disability</u>" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) "<u>Employee</u>" means any person, including Officers and Inside Directors, providing services as an employee to the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934.

(p) "Exchange Program" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced. As described in Section 4(i), the Administrator may not institute an Exchange Program.

(q) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

    (i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation Nasdaq Global Select Market, Nasdaq Global Market or Nasdaq Capital Market of Nasdaq Stock Market or the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or, the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported by such source as the Administrator deems reliable;

    (ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or the closing bid, if no sales were reported), as reported by such source as the Administrator deems reliable; or

    (iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

If the Fair Market Value is to be determined under subsection (i) or (ii) above and the determination date for the Fair Market Value occurs on a day other than a Trading Day, the Fair Market Value will be the price as determined under subsection (i) or (ii) above, as applicable, on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. Note that the determination of fair market value for purposes of withholding Tax-Related Items may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(r) "Fiscal Year" means the fiscal year of the Company.

(s) "Incentive Stock Option" means an Option that is intended to qualify, and actually qualifies, as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(t) "Inside Director" means a Director who is an Employee.

(u) "Nonstatutory Stock Option" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "Option" means a stock option granted pursuant to the Plan.

(x) "Outside Director" means a Director who is not an Employee.

(y) "Parent" means a "parent corporation" of the Company, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "Participant" means the holder of an outstanding Award.

(aa) "Performance Share" means an Award denominated in Shares which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(bb) "Performance Unit" means an Award denominated in Shares or cash, which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(cc) "Period of Restriction" means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(dd) "Plan" means this Palo Alto Networks, Inc. 2021 Equity Incentive Plan.

(ee) "Restricted Stock" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(ff) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(hh) "Section 16(b)" means Section 16(b) of the Exchange Act.

(ii) "Section 409A" means Section 409A of the Code.

(jj) "Securities Act" means the U.S. Securities Act of 1933.

(kk) "Service Provider" means an Employee, Director or Consultant.

(ll) "Share" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(mm) "Stock Appreciation Right" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(nn) "Subsidiary" means a "subsidiary corporation" of the Company whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "Substituted Award" means an Award granted in substitution for an equity award of an acquired entity in connection with a merger, reorganization, separation, or other transaction to which Section 424(a) of the Code applies.

(pp) "Tax-Related Items" means any U.S. and non–U.S. federal, state, or local taxes (including, without limitation, income tax, social insurance, payroll tax, fringe benefits tax, payment on account and any other tax-related items) related to a Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, or have been transferred to the Participant.

(qq) "Trading Day" means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is (i) 27,185,000 Shares, plus (ii) any Shares subject to awards granted under the Company's 2012 Equity Incentive Plan, as amended, that, on or after the date stockholders initially approve the Plan, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (ii) equal to 31,740,063 Shares. In addition, Shares may become available for issuance under the Plan pursuant to Section 3(b). The Shares may be authorized, but unissued, or reacquired Common Stock. If the Committee grants Substituted Awards in substitution for equity awards outstanding under a plan maintained by an entity acquired by or consolidated with the Company, the grant of those Substituted Awards will not decrease the number of Shares available for issuance under the Plan.

(b) <u>Lapsed Awards</u>. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, the gross number of Shares underlying the portion of a Stock Appreciation Right that is exercised will cease to be available under the Plan. Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company due to failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price or purchase price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(b).

(c) <u>Share Reserve</u>. The Company, at all times during the term of this Plan, will reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. <u>Administration of the Plan</u>.

(a) <u>Procedure</u>.

(i) <u>General</u>. The Plan will be administered by (A) the Board or (B) a Committee constituted to satisfy Applicable Laws. The Board or Committee will be the Administrator. Different Administrators may administer the Plan with respect to different groups of Service Providers. The Board may retain the authority to concurrently administer the Plan with a Committee and may, at any time, revoke the delegation of some or all authority previously delegated.

(ii) <u>Rule 16b-3</u>. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(b) <u>Powers of the Administrator</u>. Subject to the Plan, any limitations on delegations specified by the Board, and any requirements imposed by Applicable Laws, the Administrator will have the authority, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable to administer the Plan including to:

(i) determine the Fair Market Value;

(ii) select the Service Providers to whom Awards may be granted hereunder;

(iii) determine the number of Shares to be covered by each Award granted hereunder;

(iv) approve forms of Award Agreements for use under the Plan;

(v) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. The terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating to an Award;

(vi) establish, amend and rescind rules and regulations and adopt sub-plans relating to the Plan, including rules, regulations, and sub-plans for the purposes of facilitating compliance with non-U.S. laws, easing the administration of the Plan and/or taking advantage of tax-favorable treatment for Awards granted to Service Providers outside the U.S.;

(vii) interpret the Plan and make any decision necessary to administer the Plan;

(viii) interpret, modify or amend each Award (subject to Section 17(c) of the Plan), including without limitation the discretionary authority to extend the post-termination exercisability period of Awards;

    (ix)   allow Participants to satisfy tax withholding obligations in a manner prescribed in Section 15 of the Plan;

    (x)   authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

    (xi)   delegate ministerial duties to any of the Company's employees;

    (xii)   temporarily suspend the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes;

    (xiii)   allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to the Participant under an Award; and

    (xiv)   make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Grant Date. The grant date of an Award ("Grant Date") will be the date that the Administrator makes the determination granting such Award or may be a later date if such later date is designated by the Administrator on the date of the determination or under an automatic grant policy. Notice of the determination will be provided to each Participant within a reasonable time after the Grant Date.

(d)   Waiver. The Administrator may waive any terms, conditions or restrictions.

(e)   Fractional Shares. Except as otherwise provided by the Administrator, any fractional Shares that result from the adjustment of Awards will be cancelled. Any fractional Shares that result from vesting percentages will be accumulated and vested on the date that an accumulated full Share is vested.

(f)   Electronic Delivery. The Company may deliver by e-mail or other electronic means (including posting on a website maintained by the Company or its agent) all documents relating to the Plan or any Award and all other documents that the Company is required to deliver to its security holders (including prospectuses, annual reports and proxy statements).

(g)   Choice of Law; Choice of Forum. The Plan, all Awards and all determinations made and actions taken under the Plan, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises under this Plan, a Participant's acceptance of an Award is his or her consent to the jurisdiction of the State of Delaware, and agreement that any such litigation will be conducted in Delaware Court of Chancery, or the federal courts for the United States for the District of Delaware, and no other courts, regardless of where a Participant's services are performed.

(h)   Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

(i)   Exchange Program. The Administrator may not institute an Exchange Program.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

(a)   Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b)   Stock Option Agreement. Each Option will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator determines in its sole discretion.

(c)   Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(d) Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be 10 years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be 5 years from the Grant Date or such shorter term as may be provided in the Award Agreement.

(e) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the Grant Date.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator and may no less than 100% of the Fair Market Value per Share on the Grant Date unless otherwise required by Applicable Laws.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (1) cash; (2) check or wire transfer; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a fair market value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) net exercise, under which Shares are withheld from otherwise deliverable Shares that has been approved by the Board or a Committee; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(f) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which the Option will vest or become exercisable. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in accordance with the procedures that the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any amounts necessary to satisfy withholding obligations for Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant and approved by the Administrator, in the name of the

Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) <u>Termination of Relationship as a Service Provider</u>. If a Participant ceases to be a Service Provider, other than upon the cessation of the Participant's Service Provider status as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 3 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) <u>Disability of Participant</u>. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of cessation of the Participant's Service Provider status (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following cessation of the Participant's Service Provider status. Unless otherwise provided by the Administrator, if on the date of cessation of the Participant's Service Provider status the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If, after cessation of the Participant's Service Provider status, the Participant does not exercise his or her Option within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) <u>Death of Participant</u>. If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided the Administrator has permitted the designation of a beneficiary and provided such beneficiary has been designated prior to the Participant's death in a form acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for 12 months following the Participant's death. Unless otherwise provided by the Administrator, if at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified in the Award Agreement or herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) Tolling Expiration. A Participant's Award Agreement may also provide that:

(1) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in liability under Section 16(b); or

(2) if the exercise of the Option following the cessation of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option or (B) the expiration of a period of 30 days after the cessation of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator determines in its sole discretion.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify any Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator determines in its sole discretion. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 7 of the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of any applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of any applicable Period of Restriction or at such other time as the Administrator may determine. Notwithstanding the foregoing, at any time after the grant of an Option, the Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During any applicable Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. Restricted Stock Units.

(a) Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b) Restricted Stock Unit Agreement. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify vesting criteria, the number of Restricted Stock Units granted, and such other terms and conditions as the Administrator determines in its sole discretion.

(c) Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws or any other basis determined by the Administrator in its discretion.

(d) <u>Earning Restricted Stock Units</u>. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(e) <u>Form and Timing of Payment</u>. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units only in cash, Shares, or a combination of both.

(f) <u>Cancellation</u>. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. <u>Stock Appreciation Rights</u>.

(a) <u>Grant of Stock Appreciation Rights</u>. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) <u>Stock Appreciation Right Agreement</u>. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator determines in its sole discretion. Notwithstanding the foregoing, at any time after the grant of a Stock Appreciation Right, the Administrator, in its sole discretion, may accelerate the time at which the Stock Appreciation Right will vest or become exercisable.

(c) <u>Number of Shares</u>. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(d) <u>Exercise Price and Other Terms</u>. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than 100% of the Fair Market Value per Share on the Grant Date. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(e) <u>Expiration of Stock Appreciation Rights</u>. A Stock Appreciation Right granted under the Plan will expire upon the date as determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the tolling and expiration rules of Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f) <u>Payment of Stock Appreciation Right Amount</u>. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined as the product of:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; and

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon exercise of a Stock Appreciation Right may be in cash, in Shares of equivalent value, or in some combination of both.

10. <u>Performance Units and Performance Shares</u>.

(a) <u>Grant of Performance Units/Shares</u>. Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) <u>Value of Performance Units/Shares</u>. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

(c) <u>Performance Objectives and Other Terms</u>. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/ Shares that will be paid out to the Service Providers. The time period during which the performance objectives or other vesting provisions must be met will be called the "<u>Performance Period</u>." Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator determines in its sole discretion. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable U.S. or non-U.S. federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) <u>Earning of Performance Units/Shares</u>. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/ Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Notwithstanding the foregoing, at any time after the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) <u>Form and Timing of Payment of Performance Units/Shares</u>. Payment of earned Performance Units/ Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/ Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) <u>Cancellation of Performance Units/Shares</u>. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. <u>Award Limitations</u>.

(a) <u>Outside Director Award Limitations</u>. No Outside Director may be paid compensation for service as an Outside Director that, in the aggregate, exceeds $2,000,000, increased to $4,000,000 for such Outside Director for the Fiscal Year in which he or she joins the Board as an Outside Director. Compensation includes equity awards, including any Awards issued under this Plan, the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles and any other compensation (including without limitation any cash retainers or fees). Any Awards or other compensation paid or provided to an individual for his or her services as an Employee, or for his or her services as a Consultant (other than as an Outside Director), will not count for purposes of the limitation under this Section 11(a).

(b) <u>Dividends and Other Distributions</u>. No dividends or other distributions shall be paid with respect to any Shares underlying any unvested portion of an Award.

12. <u>Leaves of Absence/Transfer Between Locations</u>. Unless the Administrator provides otherwise or Applicable Laws require otherwise, vesting of Awards will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the Participant's employer or (ii) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 3 months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or the Participant's employer is not so guaranteed, then 6 months following the 1st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. <u>Transferability of Awards</u>.

(a) <u>General Rule</u>. Unless determined otherwise by the Administrator, or otherwise required by Applicable Laws, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, the Award will be limited by any additional terms and conditions imposed by the Administrator. Any unauthorized transfer of an Award will be void.

(b) <u>Domestic Relations Orders</u>. If approved by the Administrator, an Award may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). An Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(c) <u>Limited Transfers for the Benefit of Family Members</u>. The Administrator may permit an Award or Share issued under this Plan to be assigned or transferred subject to the applicable limitations, set forth in the General Instructions to Form S-8 Registration Statement under the Securities Act, if applicable, and any other Applicable Laws. For the avoidance of doubt, during the lifetime of the Participant, no Award may be assigned or transferred to a third-party financial institution.

(d) <u>Permitted Transferees</u>. Any individual or entity to whom an Award is transferred will be subject to all of the terms and conditions applicable to the Participant who transferred the Award, including the terms and conditions in this Plan and the Award Agreement. If an Award is unvested, then the service of the Participant will continue to determine whether the Award will vest and when it will terminate.

14. <u>Adjustments; Dissolution or Liquidation; Merger or Change in Control; Death</u>.

(a) <u>Adjustments</u>. In the event that any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and the numerical Share limits in Section 3 of the Plan.

(b) <u>Dissolution or Liquidation</u>. In the event of a proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) <u>Merger or Change in Control</u>. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant's consent, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or its Parent. The Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise the Participant's outstanding Option and Stock Appreciation Right (or portion thereof) that is not assumed or substituted for, including Shares as to which such Award would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted for in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that such Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, and unless otherwise provided in an Award Agreement or other written agreement between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement or other written agreement related to the Award does not comply with the definition of "change in control" for purposes of a distribution under Section 409A, then any payment of an amount that otherwise is accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

(d) Outside Director Awards. With respect to Awards granted to Outside Directors for their service as Outside Directors, in the event of a Change in Control, such Participants will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Awards, including those Shares which would not be vested or exercisable, all restrictions on such Participants' Restricted Stock and Restricted Stock Units will lapse, and, with respect to such Participants' Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreements or other written agreements between the Participants and the Company or any of its Subsidiaries or Parents, as applicable.

15. Tax Matters.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any withholding obligations for Tax-Related Items are due, the Company (or any of its Subsidiaries, Parents or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Subsidiaries, Parents or affiliates, as applicable), an amount sufficient to satisfy any Tax-Related Items required to be withheld with respect to such Award (or exercise thereof).

(b) <u>Withholding Arrangements</u>. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding obligation for Tax-Related Items, in whole or in part by (without limitation) (i) paying cash, check or other cash equivalents, (ii) electing to have the Company withhold otherwise deliverable Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount) if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (iii) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount applicable in a Participant's jurisdiction or such greater amount as the Administrator may determine (including up to a maximum statutory amount), in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) to cover the amount of the withholding obligation for Tax-Related Items, (v) having the Company or a Parent or Subsidiary withhold from wages or any other cash amount due or to become due to the Participant and payable by the Company or any Parent or Subsidiary, (vi) any other method of withholding determined by the Administrator, or (vii) any combination of the foregoing methods of payment. The withholding amount will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum statutory rates applicable in a Participant's jurisdiction with respect to the Award on the date that the amount of Tax-Related Items to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the amount of Tax-Related Items to be withheld is calculated.

(c) <u>Compliance With Section 409A</u>. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Subsidiaries or Parents have any obligation or liability under the terms of this Plan to reimburse, indemnify, or hold harmless any Participant or any other person in respect of Awards, for any taxes, interest or penalties imposed, or other costs incurred, as a result of Section 409A.

16. <u>Miscellaneous</u>.

(a) <u>Stockholder Approval and Term of Plan</u>. The Plan will become effective upon its approval by the Company's stockholders within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. The Plan will continue in effect until terminated earlier under Section 17 of the Plan, but no Incentive Stock Options may be granted after 10 years from the date the Plan is adopted by the Board.

(b) <u>Legal Compliance</u>. Shares will not be issued pursuant an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(c) <u>Investment Representations</u>. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

(d) <u>Inability to Obtain Authority</u>. If the Company determines it to be impossible or impracticable to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same

class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company's counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

(e) No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor interfere in any way with the Participant's right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

(f) Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award and any other compensation paid or payable to a Participant (including, but not limited to, equity awards issued outside of this Plan) (such compensation, "Other Compensation") will be subject to the Company's clawback policy in effect as of the adoption of this Plan, and will be subject to any other clawback policy of the Company as may be established and/or amended from time to time to comply with applicable laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as may be required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act) (the "Clawback Policy"). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award or Other Compensation and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws. Unless this subsection (f) specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Parent or Subsidiary.

17. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Administrator, at any time, may amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Consent of Participants Generally Required. Subject to Section 17(d) below, no amendment, alteration, suspension or termination of the Plan or an Award under it will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it regarding Awards granted under the Plan prior to such termination.

(d) Exceptions to Consent Requirement.

(i) A Participant's rights will not be deemed to have been impaired by any amendment, alteration, suspension or termination if the Administrator, in its sole discretion, determines that the amendment, alteration, suspension or termination taken as a whole, does not materially impair the Participant's rights, and

(ii) Subject to the limitations of Applicable Laws, if any, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent even if it does materially impair the Participant's right if such amendment is done

(1) in a manner expressly permitted under the Plan;

(2) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(3) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award only because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code;

(4) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A; or

(5) to comply with other Applicable Laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-35594

Palo Alto Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-2530195
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3000 Tannery Way
Santa Clara, California 95054
(Address of principal executive offices, including zip code)

(408) 753-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	PANW	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $108.1 billion as of January 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price for the common stock on the Nasdaq Global Select Market on such date). Shares of common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On August 19, 2024, 325.6 million shares of the registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K is hereby incorporated by reference from the definitive proxy statement for the registrant's 2024 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended July 31, 2024.

Table Of Contents

Part I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including, without limitation, the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potentially," "projects," "will," "will be," "will continue," "will likely result," "would," and similar expressions that convey uncertainty of future events or outcomes.

These forward-looking statements include, but are not limited to, statements concerning the following:

- expectations regarding the cybersecurity landscape;
- expectations regarding our platformization strategy and related progress and opportunities;
- expectations regarding annual recurring revenue and product development strategy;
- expectations regarding artificial intelligence;
- expectations regarding our strategic partnerships;
- expectations regarding drivers of and factors affecting growth in our business;
- statements regarding expected profitability, our mix of product and subscription and support revenue, cost of revenue, gross margin, cash flows, operating expenses, including future share-based compensation expense, income taxes, investment plans, and liquidity;
- expected recurring revenues resulting from growth in our end-customers and increased adoption of our products and cloud-delivered security solutions;
- the performance advantages of our products and subscription and support offerings and the potential benefits to our customers;
- expectations regarding future investments in research and development and product development, customer support, in our employees and in our sales force, including expectations regarding growth in our sales headcount;
- expectations that we will continue to expand our global presence;
- expectations regarding our revenues, including the seasonality and cyclicality from quarter to quarter;
- the sufficiency of our cash flow from operations with existing cash, cash equivalents, and investments to meet our cash needs for the foreseeable future;
- our ability to successfully acquire and integrate companies and assets and our expectations and intentions with respect to the products and technologies that we acquire and introduce;
- the timing and amount of capital expenditures and share repurchases;
- the effects of worldwide economic and geopolitical conditions, including but not limited to hostilities in Israel and the surrounding region, inflation, interest rate levels, growth rates and other conditions, on our operating and financial results and performance;
- the effects of litigation or regulatory developments involving us or affecting our industry; and
- other statements regarding our future operations, financial condition and prospects, and business strategies.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors" included in Part I, Item 1A and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 1. Business

General

Palo Alto Networks, Inc. is a global cybersecurity provider with a vision of a world where each day is safer and more secure than the one before. We were incorporated in 2005 and are headquartered in Santa Clara, California.

We empower enterprises, organizations, service providers, and government entities to protect themselves against today's most sophisticated cyber threats. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by artificial intelligence ("AI") and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture and makes security faster, less complex, and more cost-effective. We focus on delivering value in four sectors of the cybersecurity industry:

Network Security:

- Our network security platform, designed to deliver complete zero trust solutions to our customers, includes our hardware and software ML-Powered Next-Generation Firewalls, AI Runtime Security, as well as a cloud-delivered Secure Access Service Edge ("SASE"). Prisma® Access, our Security Services Edge ("SSE") solution, when combined with Prisma SD-WAN, provides a comprehensive single-vendor SASE offering that is used to secure remote workforces and securely enable the cloud-delivered branch. Our network security platform also includes our cloud-delivered security services, such as Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, IoT/OT Security, GlobalProtect®, Enterprise Data Loss Prevention ("Enterprise DLP"), AI for IT Operations ("AIOps"), SaaS Security, and AI Access Security. Through these add-on security services, our customers are able to secure their content, applications, users, and devices across their entire organization. Strata Cloud Manager, our network security management solution, can centrally manage our network security platform irrespective of form factor, location, or scale. Strata Cloud Manager includes the Strata Copilot which provides a natural language interface to simplify and accelerate platform management.

Cloud Security:

- We deliver scalable and comprehensive security across the cloud application development lifecycle through our Code to Cloud™ platform, Prisma Cloud. As a comprehensive Cloud Native Application Protection Platform ("CNAPP"), Prisma Cloud secures multi- and hybrid-cloud environments for applications, data, generative AI ("GenAI") ecosystem, and the entire cloud native technology stack across the full development lifecycle, from code to cloud. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.

Security Operations:

- We deliver the next generation of security operations capabilities that combine security analytics, endpoint security, automation, and attack surface management ("ASM") solutions through our Cortex® platform. These include Cortex XSIAM®, our AI-driven security operations platform, Cortex XDR® for the prevention, detection, and response to complex cybersecurity attacks, Cortex XSOAR® for security orchestration, automation, and response ("SOAR"), and Cortex Xpanse® for ASM. These products are delivered as software as a service ("SaaS") or software subscriptions.

Threat Intelligence and Advisory Services (Unit 42):

- Unit 42® brings together world-renowned threat researchers with an elite team of incident responders and security consultants to create an intelligence-driven, response-ready organization to help customers manage cyber risk. Our consultants serve as trusted advisors to our customers by assessing and testing their security controls against the right threats, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers managed detection and response and managed threat hunting services.

Product, Subscription, and Support

Our customer offerings are available in the form of the product, subscription, and support offerings described below:

PRODUCTS

Hardware and software firewalls. Our ML-Powered Next Generation Firewalls embed machine learning in the core of the firewall and employ inline deep learning in the cloud, empowering our customers to stop zero-day threats in real time, see and secure their entire enterprise including Internet of Things ("IoT"), and reduce errors with automatic policy recommendations. All of our hardware and software firewalls incorporate our PAN-OS® operating system and come with the same rich set of features, ensuring consistent operation across our entire product line. The content, applications, users, and devices—the elements that run a business—become integral components of an enterprise's security policy via our Content-ID™, App-ID™, User-ID™, and Device-ID technologies. In addition to these components, key features include site-to-site virtual private network ("VPN"), remote access Secure Sockets Layer ("SSL") VPN, and Quality-of-Service. Our appliances and software are designed for different performance requirements throughout an organization and are classified based on throughput, ranging from our PA-410, which is designed for small organizations and branch offices, to our top-of-the-line PA-7500 Series, which is designed for large-scale data centers and service providers. Our firewalls come in a hardware form factor, a containerized form factor, called CN-Series, as well as a virtual form factor, called VM-Series, that is available for virtualization and cloud environments from companies such as Broadcom Inc., Microsoft Corporation ("Microsoft"), Amazon.com, Inc. ("Amazon"), and Alphabet Inc. ("Alphabet"), and in Kernel-based Virtual Machine /OpenStack environments. We also offer Cloud NGFW, a managed next-generation firewall ("NGFW") offering, to secure customers' applications on Amazon Web Services ("AWS") and Microsoft Azure ("Azure").

SD-WAN. Our SD-WAN is integrated with PAN-OS so that our end-customers can get the security features of our PAN-OS ML-Powered Next-Generation Firewall together with SD-WAN functionality. The SD-WAN overlay supports dynamic, intelligent path selection based on the applications, services, and conditions of the links that each application or service is allowed to use, allowing applications to be prioritized based on criteria such as whether the application is mission-critical, latency-sensitive, or meets certain health criteria.

Panorama. Panorama is our centralized security management solution for global control of our network security platform. Panorama can be deployed as a virtual appliance or a physical appliance. Panorama is used for centralized policy management, device management, software licensing and updates, centralized logging and reporting, and log storage. Many of our existing deployments continue using Panorama as the security management solution, while new deployments benefit from using Strata Cloud Manager instead for managing network security estate—including our Next-Generation Firewalls and SASE—with a cloud-based, unified management interface.

SUBSCRIPTIONS

We offer a number of subscriptions as part of our network security platform. Of these subscription offerings, cloud-delivered security services, such as Advanced Threat Prevention, Advanced WildFire, Advanced URL Filtering, Advanced DNS Security, IoT/OT Security, SaaS Security Inline, GlobalProtect, Enterprise DLP, AIOps, and AI Runtime Security are sold as options to our hardware and software firewalls, whereas SaaS Security API, AI Access Security, Prisma Access, Prisma SD-WAN, Strata Cloud Manager, Prisma Cloud, Cortex XSIAM, Cortex XDR, Cortex XSOAR, and Cortex Xpanse are sold on a per-user, per-endpoint, or capacity-based basis—and they can be activated by customers with or without our firewalls. Our subscription offerings include:

Cloud-delivered security services:

- *Advanced Threat Prevention.* This cloud-delivered security service provides intrusion detection and prevention capabilities and blocks vulnerability exploits, viruses, spyware, buffer overflows, denial-of-service attacks, and port scans from compromising and damaging enterprise information resources. It includes mechanisms—such as protocol decoder-based analysis, protocol anomaly-based protection, stateful pattern matching, statistical anomaly detection, heuristic-based analysis, custom vulnerability and spyware "phone home" signatures, and workflows—to manage popular open-source signature formats to extend our coverage. In addition, it offers inline deep learning to deliver real-time detection and prevention of unknown, evasive, and targeted command-and-control ("C2") communications over HTTP, unknown-TCP, unknown-UDP, and encrypted over SSL. Advanced Threat Prevention is the first offering to protect the enterprise from unknown command and control in real-time.

- *Advanced WildFire.* This cloud-delivered security service provides protection against targeted malware and advanced persistent threats and provides a near real-time analysis engine for detecting previously unseen malware while resisting attacker evasion techniques. Advanced WildFire combines dynamic and static analysis, recursive analysis, and a custom-built analysis environment with network traffic profiling and fileless attack detection to discover even the most sophisticated and evasive threats. In addition, Advanced WildFire defeats highly evasive modern malware at scale with a new infrastructure and patented analysis techniques, including intelligent runtime memory analysis, dependency emulation, malware family fingerprinting, and more. Once identified, whether in the cloud or inline, preventive measures are automatically generated and delivered in seconds or less to our network security platform.

- **Advanced URL Filtering.** This cloud-delivered security service offers the industry's first Inline Deep Learning powered web protection engine. It delivers real-time detection and prevention of unknown, evasive, and targeted web-based threats, such as phishing, malware, and C2. While many vendors use machine learning to categorize web content or prevent malware downloads, Advanced URL Filtering is the industry's first inline web protection engine capable of detecting never-before-seen web-based threats and preventing them in real-time. In addition, it includes a cloud-based URL filtering database which consists of millions of URLs across many categories and is designed to analyze web traffic and prevent web-based threats, such as phishing, malware, and C2.

- **Advanced DNS Security.** This cloud-delivered security service uses machine learning to proactively block malicious domains and stop attacks in progress. Unlike other solutions, it does not require endpoint routing configurations to be maintained and therefore cannot be bypassed. It allows our network security platform access to Domain Name System ("DNS") signatures that are generated using advanced predictive analysis, machine learning, and malicious domain data from a growing threat intelligence sharing community of which we are a part. Expanded categorization of DNS traffic and comprehensive analytics allow deep insights into threats, empowering security personnel with the context to optimize their security posture. It offers comprehensive DNS attack coverage and includes industry-first protections against multiple emerging DNS-based network attacks, including real-time analysis of DNS response to prevent DNS hijacking.

- **IoT/OT Security.** This cloud-delivered security service uses machine learning to accurately identify and classify various IoT and operational technology ("OT") devices, including never-been-seen-before devices, mission-critical OT devices, and unmanaged legacy systems. It uses machine learning to baseline normal behavior, identify anomalous activity, assess risk, and provide policy recommendations to allow trusted behavior with a new Device-ID policy construct on our network security platform. Other subscriptions have also been enhanced with IoT context to prevent threats on various devices, including IoT and OT devices.

- **SaaS Security API.** SaaS Security API (formerly Prisma SaaS) is a multi-mode, cloud access security broker ("CASB") that helps govern sanctioned SaaS application usage across all users and helps prevent breaches and non-compliance. Specifically, the service enables the discovery and classification of data stored in supported SaaS applications, protects sensitive data from accidental exposure, identifies and protects against known and unknown malware, and performs user activity monitoring to identify potential misuse or data exfiltration. It delivers complete visibility and granular enforcement across all user, folder, and file activity within sanctioned SaaS applications, and can be combined with SaaS Security Inline for a complete integrated CASB.

- **SaaS Security Inline.** SaaS Security Inline adds an inline service to automatically gain visibility and control over thousands of known and new sanctioned, unsanctioned and tolerated SaaS applications in use within organizations today. It provides enterprise data protection and compliance across all SaaS applications and prevents cloud threats in real time with best-in-class security. The solution is easy to deploy being natively integrated on network security platform, eliminating the architectural complexity of traditional CASB products, while offering low total cost of ownership. It can be combined with SaaS Security API as a complete integrated CASB.

- **GlobalProtect.** This subscription provides protection for users of both traditional laptop and mobile devices. It expands the boundaries of the end-users' physical network, effectively establishing a logical perimeter that encompasses remote laptop and mobile device users irrespective of their location. When a remote user logs into the device, GlobalProtect automatically determines the closest gateway available to the roaming device and establishes a secure connection. Regardless of the operating systems, laptops, tablets, and phones will stay connected to the corporate network when they are on a network of any kind and, as a result, are protected as if they never left the corporate campus. GlobalProtect ensures that the same secure application enablement policies that protect users at the corporate site are enforced for all users, independent of their location.

- **Enterprise DLP.** This cloud-delivered security service provides consistent, reliable protection of sensitive data, such as personally identifiable information and intellectual property, for all traffic types, applications, and users. Native integration with our products makes it simple to deploy, and advanced machine learning minimizes management complexity. Enterprise DLP allows organizations to consistently discover, classify, monitor, and protect sensitive data, wherever it may reside. It helps minimize the risk of a data breach both on-premises and in the cloud—such as in Office/Microsoft 365™, Salesforce®, and Box—and assists in meeting stringent data privacy and compliance regulations, including the E.U. General Data Protection Regulation, the California Consumer Privacy Act, the Payment Card Industry Data Security Standard , HIPAA (Health Insurance Portability and Accountability Act) requirements, and others.

- **AI Access Security.** GenAI applications can inadvertently expose sensitive company data, such as intellectual property, trade secrets, source code, financial records and customer information, leading to significant business and compliance risks. In addition, public GenAI tools can be exploited to spread malware and compromise cybersecurity defenses. AI Access Security classifies and prioritizes GenAI applications to assess risk, detect anomalies and visualize insights across multiple GenAI-specific attributes. It prevents sensitive data loss and defends against malicious responses, ensuring safe and effective AI adoption.

- **AIOps:** AIOps is available in both free and licensed premium versions. AIOps redefines network operational experience by empowering security teams to proactively strengthen security posture and resolve network disruptions. AIOps provides continuous best practice recommendations powered by machine learning based on industry standards, security policy context, and advanced telemetry data collected from our network security customers to improve security posture. It also intelligently predicts health, performance, and capacity problems up to seven days in advance and provides actionable insights to resolve the predicted disruptions.

Secure Access Service Edge:

- **Prisma Access.** Prisma Access is a cloud-delivered security offering that helps organizations deliver consistent security to remote networks and mobile users. Located in more than 100 locations around the world, Prisma Access consistently inspects all traffic across all ports and provides bidirectional networking to enable branch-to-branch and branch-to-headquarter traffic. Prisma Access consolidates point-products into a single converged cloud-delivered offering, transforming network security and allowing organizations to enable secure hybrid workforces. Prisma Access protects all application traffic with complete, best-in-class security while ensuring an exceptional user experience with industry-leading service-level agreements ("SLA"s). With native SASE integration, Prisma Access Browser extends Zero Trust to any device—managed or unmanaged—in minutes. Prisma Access delivers exceptional user experience with a combination of application acceleration—up to 5x faster than direct-to-internet—and Autonomous Digital Experience Management. With these capabilities, Prisma Access delivers an optimized digital experience and application performance to end users.

- **Prisma SD-WAN.** Our Prisma SD-WAN solution is a next-generation SD-WAN solution that makes the secure cloud-delivered branch possible. Prisma SD-WAN enables organizations to replace traditional Multiprotocol Label Switching based WAN architectures with affordable broadband and internet transport types that promote improved bandwidth availability, redundancy and performance at a reduced cost. Prisma SD-WAN leverages real-time application performance SLAs and visibility to control and intelligently steer application traffic to deliver an exceptional user experience. Prisma SD-WAN also provides the flexibility of deploying with an on-premises controller to help businesses meet their industry-specific security compliance requirements and manage deployments with application-defined policies. Our Prisma SD-WAN simplifies network and security operations using machine learning and automation.

AI Runtime Security:

- AI applications and large language model ("LLM") models challenge traditional security. Increasingly sophisticated attacks on AI ecosystems require protection from AI applications, models and datasets. AI Runtime Security continuously monitors AI applications, models and datasets for potential threats and anomalies. It quickly adjusts to evolving attack techniques and detects suspicious activities in real time. It shields customers' AI application ecosystem from AI-specific and conventional network attacks by leveraging real-time, AI-powered security.

Strata Cloud Manager:

- Strata Cloud Manager enables our customers to easily manage their Palo Alto Networks' Network Security infrastructure—including NGFWs and SASE environment—from the cloud, via one unified management interface. In addition to getting complete visibility, with Strata Cloud Manager, customers can predict and prevent network health issues, strengthen security, and configure and manage their entire network security estate. Strata Copilot, a part of Strata Cloud Manager, helps security teams quickly and easily find, understand and address threats leveraging the power and simplicity of natural language.

Cloud Security:

- **Prisma Cloud.** Prisma Cloud is a comprehensive CNAPP, securing both cloud-native and lift-and-shift applications across multi- and hybrid-cloud environments. With broad security and compliance coverage and a flexible agentless, as well as agent-based, architecture, Prisma Cloud protects cloud-native applications across their lifecycle from code to cloud. The platform helps developers prevent risks as they code and build the application, secures the software supply chain and the continuous integration and continuous development ("CI/CD") pipeline, and provides complete visibility and real-time protection for applications running in the cloud.

  With its code-to-cloud security capabilities, Prisma Cloud creates a complete security picture by tracing back thousands of cloud risks and vulnerabilities that occur in the application runtime to their origin in the code-and-build phase of the application. Prisma Cloud does this by consolidating multiple code and cloud security technologies such as Software Composition Analysis, Infrastructure as Code security, CI/CD security, secrets scanning, Cloud Security Posture Management, Cloud Identity and Entitlements Management, API security, Vulnerability Management, Cloud Workload Protection, Web Application and API Security, Cloud Network Security, and Cloud Discovery and Exposure Management into a single unified platform. The platform enables organizations to "shift security left" and fix issues at the source (in code) before they proliferate as a large number of risks in the cloud. The contextualized visibility to alerts, attack paths, and vulnerabilities delivered by Prisma Cloud facilitates collaboration between security and development teams to drive down risks and deliver better security outcomes. The context helps security teams block attacks in the cloud runtime and developers fix risks in source code.

  A comprehensive library of compliance frameworks included in Prisma Cloud vastly simplifies the task of maintaining compliance. Seamless integration with security orchestration tools ensures rapid remediation of vulnerabilities and security issues.

Further, the Code to Cloud Platform is positioned to secure AI-powered applications for enterprises. In March 2024, we announced limited general availability of data security posture management ("DSPM") capabilities and in May 2024, we released the early preview of AI security posture management ("AI-SPM") capabilities to our customers. These features were made available to all customers in our August 2024 software release. Prisma Cloud customers can activate them within the platform to discover, classify, protect, and govern AI-powered applications. DSPM and AI-SPM together provide visibility into the entire GenAI ecosystem, identify LLM vulnerabilities, prioritize misconfiguration risks, reduce the risk of data exposure, and surface compliance violations. The native integration of Prisma Cloud with Cortex XSIAM is further expanded with the recent addition of cloud detection and response ("CDR") capabilities, providing a broader context to protect, detect, and respond to advanced cloud threats. It also brings together cloud security and security operations teams, fostering strong collaboration.

With a flexible, integrated platform that enables customers to license and activate cloud security capabilities that match their need, Prisma Cloud helps secure organizations at every stage in their cloud adoption journey. The platform enables security teams to consolidate multiple products that address individual risks with an integrated solution that also delivers best-in-class capabilities. Prisma Cloud's code-to-cloud CNAPP delivers comprehensive protection for applications and their code, infrastructure (workloads, network, and storage), data, APIs, and associated identities.

Security Operations:

- *Cortex XSIAM.* This cloud-based AI-driven security operations platform for the modern SOC harnesses the power of AI to radically improve security outcomes and transform security operations. Cortex XSIAM customers can consolidate multiple products into a single unified platform that delivers security information and event management, extended detection and response ("XDR"), SOAR, network traffic analysis, ASM, threat intelligence management ("TIM"), identity threat detection and response, and CDR. CDR is the latest addition to Cortex XSIAM and XDR that addresses the growing need for security teams to respond to cloud threats with purpose-built SOC tools that seamlessly integrate with their security programs. Cortex XSIAM integrates these capabilities into a single, converged platform built for security operations, enabling organizations to simplify operations, stop threats at scale, and accelerate incident remediation. Cortex XSIAM automates data integration, analysis, and triage to respond to most alerts, enabling analysts to focus on only the incidents that require human intervention.

- *Cortex XDR.* This cloud-based subscription enables organizations to collect telemetry from endpoint, network, identity and cloud data sources and apply advanced analytics and machine learning, to quickly find and stop targeted attacks, insider abuse, and compromised endpoints. Cortex XDR has two product tiers: XDR Prevent and XDR Pro. XDR Prevent delivers enterprise-class endpoint security focused on preventing attacks. XDR Pro extends endpoint detection and response ("EDR") to include cross-data analytics for network, cloud, and identity data. Going beyond EDR, Cortex XDR detects the most complex threats using analytics across key data sources and reveals the root cause, which can significantly reduce investigation time as compared to siloed tools and manual processes.

- *Cortex XSOAR.* Available as a stand-alone cloud-based subscription, an on-premises appliance, or delivered natively through Cortex XSIAM, Cortex XSOAR is a comprehensive SOAR offering that unifies playbook automation, case management, real-time collaboration, and TIM to serve security teams across the incident lifecycle. With Cortex XSOAR, security teams can standardize processes, automate repeatable tasks, and manage incidents across their security product stack to improve response time and analyst productivity. Cortex XSOAR learns from the real-life analyst interactions and past investigations to help SOC teams with analyst assignment suggestions, playbook enhancements, and best next steps for investigations. Many of our customers see significantly faster SOC response times and a significant reduction in the number of SOC alerts which require human intervention.

- *Cortex Xpanse.* Available as a stand-alone cloud-based subscription and a cloud-based subscription module within Cortex XSIAM, Cortex Xpanse provides ASM, which is the ability for an organization to identify what an attacker would see among all of its sanctioned and unsanctioned Internet-facing assets. In addition, Cortex Xpanse detects risky or out-of-policy communications between Internet-connected assets that can be exploited for data breaches or ransomware attacks. Cortex Xpanse continuously identifies Internet assets, risky services, or misconfigurations in third parties to help secure a supply chain or identify risks for mergers and acquisitions due diligence. Finally, compliance teams use Cortex Xpanse to improve their audit processes and stay in compliance by assessing their access controls against regulatory frameworks.

SUPPORT

Customer Support. Global customer support helps our customers achieve their security outcomes with services and support capabilities covering the customer's entire journey with Palo Alto Networks. This post-sales, global organization advances our customers' security maturity, supporting them when, where, and how they need it. We offer Standard Support, Premium Support, and Platinum Support to our end-customers and channel partners. Our channel partners that operate a Palo Alto Networks Authorized Support Center typically deliver level-one and level-two support. We provide level-three support 24 hours a day, seven days a week through regional support centers that are located worldwide. We also offer a service offering called Focused Services that includes Customer Success Managers to provide support for end-customers with unique or complex support requirements. We offer our end-customers ongoing support for hardware, software, and certain cloud offerings, which includes ongoing security updates, PAN-OS upgrades, bug fixes, and repairs. End-customers typically purchase these services for a one-year or longer term at the time of the initial product sale and typically renew for successive one-year or longer periods. Additionally, we provide expedited replacement for any defective hardware. We use a third-party logistics provider to manage our worldwide deployment of spare appliances and other accessories.

Threat Intelligence, Incident Response and Security Consulting. Unit 42 brings together world-renowned threat researchers, incident responders, and security consultants to create an intelligence-driven, response-ready organization that is passionate about helping clients proactively manage cyber risk. We help security leaders assess and test their security controls, transform their security strategy with a threat-informed approach, and respond to incidents rapidly. The Unit 42 Threat Intelligence team provides threat research that enables security teams to understand adversary intent and attribution, while enhancing protections offered by our products and services to stop advanced attacks. Our security consultants serve as trusted partners with state-of-the-art cyber risk expertise and incident response capabilities, helping customers build effective security programs, uncover critical exposures to prevent incidents, and, should incidents occur, respond to them with speed and confidence.

Professional Services. Professional services are primarily delivered directly by Palo Alto Networks and through a global network of authorized channel partners to our end-customers and include on-location and remote, hands-on experts who plan, design, and deploy effective security solutions tailored to our end-customers' specific requirements. These services include architecture design and planning, implementation, configuration, and firewall migrations for all our products, including Prisma and Cortex deployments. Customers can also purchase on-going technical experts to be part of customer's security teams to aid in the implementation and operation of their Palo Alto Networks capabilities. Our education services include certifications, as well as free online technical courses and in-classroom training, which are primarily delivered through our authorized training partners.

RESEARCH AND DEVELOPMENT

Our research and development efforts are focused on developing new hardware and software and on enhancing and improving our existing product and subscription offerings. We believe that hardware and software are both critical to expanding our leadership in the enterprise security industry. Our engineering team has deep networking security, cloud security, endpoint security, security operations, and incident response expertise as well as expertise in AI and machine learning capabilities that are applied across these areas. Our scale and position in multiple areas of the security market enable us to leverage core competencies across hardware, software, and SaaS and also share expertise and research around threats, which allows us to respond to the rapidly changing threat landscape. We supplement our own research and development efforts with technologies and products that we license from third parties. We test our products thoroughly to certify and ensure interoperability with third-party hardware and software products.

We believe that innovation and timely development of new features and products is essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2024, we introduced several new offerings, including: Prisma Cloud Darwin release with newly integrated Code to Cloud intelligence capabilities, PAN-OS 11.2 Quasar, Cortex XSIAM 2.0, new Cortex XSIAM features, Prisma SASE 3.0, and Precision AI™. Additionally, we acquired productive investments that fit well within our long-term strategy. For example, in December 2023, we acquired Dig Security Solutions Ltd. ("Dig"), which we expect will enhance our Prisma Cloud capabilities with a DSPM solution; and we acquired Talon Cyber Security Ltd. ("Talon"), which will support Prisma SASE's approach to provide secure access to business applications for unmanaged and personal devices with an enterprise browser.

We plan to continue to significantly invest in our research and development efforts as we evolve and extend the capabilities of our portfolio.

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business, and that our success depends, in part, on our ability to protect and use our core technology and intellectual property rights. We rely on a combination of trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish, protect and control the use of our proprietary technology and intellectual property rights. We continue to grow our global portfolio of intellectual property rights in connection with our products, services, research and development. We file patent applications to protect our intellectual property and believe that the duration of our issued patents is sufficient when considering the expected lives of our products. We have registered various trademarks for our company and our products in the United States ("U.S.") and other jurisdictions internationally. We intend to continue pursuing additional protections for our proprietary technology and intellectual property to the extent we believe it would be beneficial and cost-effective.

Despite our efforts to protect our proprietary technology and intellectual property rights, our rights may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors, third-parties and non-practicing entities, may also claim that our cybersecurity platforms and services infringe their intellectual property rights. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, with whom our license or other agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. For additional information, see the section titled "Risks Related to Intellectual Property and Technology Licensing" in Part I, Item 1A "Risk Factors" in this Form 10-K.

GOVERNMENT REGULATION

We are subject to numerous U.S. federal, state, and foreign laws and regulations covering a wide variety of subject matters. Like other companies in the technology industry, we face scrutiny from both U.S. and foreign governments with respect to our compliance with laws and regulations. Our compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and/or otherwise have an adverse impact on our business, reputation, financial condition, and operating results. For additional information about government regulation applicable to our business, see Part I, Item 1A "Risk Factors" in this Form 10-K.

COMPETITION

We operate in the intensely competitive enterprise security industry that is characterized by constant change and innovation. Changes in the application, threat, and technology landscape result in evolving customer requirements for the protection from threats and the safe enablement of applications. Our main competitors fall into four categories:

- large companies that incorporate security features in their products, such as Cisco Systems, Inc. ("Cisco"), Microsoft, Alphabet, or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;
- independent security vendors, such as Check Point Software Technologies Ltd. ("Check Point"), Fortinet, Inc. ("Fortinet"), CrowdStrike Holdings, Inc. ("CrowdStrike"), Zscaler, Inc. ("Zscaler"), and Wiz, Inc. ("Wiz"), that offer a mix of security products;
- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and
- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

As our market grows, it will attract more highly specialized vendors, as well as larger vendors that may continue to acquire or bundle their products more effectively.

The principal competitive factors in our market include:

- product features, reliability, performance, and effectiveness;
- product line breadth, diversity, and applicability;
- product extensibility and ability to integrate with other technology infrastructures;
- price and total cost of ownership;
- adherence to industry standards and certifications;
- strength of sales and marketing efforts; and
- brand awareness and reputation.

We believe we generally compete favorably with our competitors on the basis of these factors as a result of the features and performance of our portfolio, the ease of integration of our security solutions with technological infrastructures, and the relatively low total cost of ownership of our products. However, many of our competitors have substantially greater financial, technical, and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines, and larger and more mature intellectual property portfolios.

SALES, MARKETING, SERVICES, AND SUPPORT

Customers. Our end-customers are predominantly medium to large enterprises, service providers, and government entities. Our end-customers operate in a variety of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications. Our end-customers deploy our portfolio of solutions for a variety of security functions across a variety of deployment scenarios. Typical deployment scenarios include the enterprise network, the enterprise data center, cloud locations, and branch or remote locations. No single end-customer accounted for more than 10% of our total revenue in fiscal 2024, 2023, or 2022.

Distribution. We primarily sell our products and subscription and support offerings to end-customers through our channel partners utilizing a two-tier, indirect fulfillment model whereby we sell our products and subscription and support offerings to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers. Sales are generally subject to our standard, non-exclusive distributor agreement, which provides for an initial term of one year, one-year renewal terms, termination by us with 30 to 90 days written notice prior to the renewal date, and payment to us from the channel partner within 30 to 45 calendar days of the date we issue an invoice for such sales. For fiscal 2024, 59.0% of our total revenue was derived from sales to four distributors.

We also sell our VM-Series virtual firewalls directly to end-customers through Amazon's AWS Marketplace, Microsoft's Azure Marketplace, and Alphabet's Google Cloud Marketplace under a usage-based licensing model.

Sales. Our sales organization is responsible for large-account acquisition and overall market development, which includes the management of the relationships with our channel partners, working with our channel partners in winning and supporting end-customers through a direct-touch approach, and acting as the liaison between our end-customers and our marketing and product development organizations. We pursue sales opportunities both through our direct sales force and as assisted by our channel partners, which include resellers, global and regional systems integrators, service providers, and cloud providers. We expect to continue to grow our sales headcount to expand our reach in all key growth sectors.

Our sales organization is supported by sales engineers with responsibility for pre-sales technical support, solutions engineering for our end-customers, and technical training for our channel partners.

Channel Program. Our NextWave Channel Partner program is focused on building in-depth relationships with solutions-oriented distributors and channel partners that have strong security expertise. The program rewards these partners based on a number of attainment goals, as well as provides them access to marketing funds, technical and sales training, and support. To promote optimal productivity, we operate a formal accreditation program for our channel partners' sales and technical professionals. As of July 31, 2024, we had more than 6,500 channel partners.

Global Customer Success. Our Global Customer Success organization is responsible for delivering professional, educational, and support services directly to our channel partners and end-customers. We leverage the capabilities of our channel partners and train them in the delivery of professional, educational, and support services to enable these services to be locally delivered. We believe that a broad range of support services is essential to the successful customer deployment and ongoing support of our products, and we have hired support engineers with proven experience to provide those services.

Marketing. Our marketing is focused on building our brand reputation and the market awareness of our portfolio and driving pipeline and end-customer demand. Our marketing team consists primarily of product marketing, brand, demand generation, field marketing, digital marketing, communications, analyst relations, and marketing analytics functions. Marketing activities include pipeline development through demand generation, social media and advertising programs, managing the corporate website and partner portal, trade shows and conferences, analyst relationships, customer advocacy, and customer awareness. Every year we organize multiple signature events, such as our end-customer conference "Ignite" and focused conferences such as "Cortex Symphony" and "SASE Converge." We also publish threat intelligence research, such as the Unit 42 Cloud Threat Report and the Unit 42 Network Threat Trends Research Report, which are based on data from our global threat intelligence team, Unit 42. These activities and tools benefit both our direct and indirect channels and are available at no cost to our channel partners.

Our products and services have been recognized as leading in 24 categories by third-party industry analysts firms that perform independent assessments of these categories. This recognition by third parties is an important measure of validation for our customers.

Backlog. Orders for subscription and support offerings for multiple years are generally billed upfront upon fulfillment and are included in deferred revenue. Contract amounts that are not recorded in deferred revenue or revenue are considered backlog. We expect backlog related to subscription and support offerings will change from period to period for various reasons, including the timing and duration of customer orders and varying billing cycles of those orders. Products are billed upon hardware shipment or delivery of software license. The majority of our product revenue comes from orders that are received and shipped in the same quarter. However, insufficient supply and inventory may delay our hardware product shipments. As such, we do not believe that our product backlog at any particular time is necessarily indicative of our future operating results.

Seasonality. Our business is affected by seasonal fluctuations in customer spending patterns. We have begun to see seasonal patterns in our business, which we expect to become more pronounced as we continue to grow, with our strongest sequential revenue growth generally occurring in our fiscal second and fourth quarters.

MANUFACTURING

We outsource the manufacturing of our products to various manufacturing partners, which include our electronics manufacturing services provider ("EMS provider") and original design manufacturers. This approach allows us to reduce our costs as it reduces our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Our EMS provider is Flextronics International, Ltd. ("Flex"), who assembles our products using design specifications, quality assurance programs, and standards that we establish, and procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions.

The component parts within our products are either sourced by our manufacturing partners or by us from various component suppliers. Our manufacturing and supply contracts, generally, do not guarantee a certain level of supply or fixed pricing, which increases our exposure to supply shortages or price increases.

HUMAN CAPITAL

We believe our ongoing success depends on our employees. Development and investment in our people is central to who we are, and will continue to be so. With a global workforce of 15,289 as of July 31, 2024, our People Strategy is a critical element of our overall company strategy. Our People Strategy is a comprehensive approach to source, hire, onboard, develop, listen, and engage employees. Our approach is grounded on core tenets: respect each employee as a unique individual, demonstrate fairness and equity, facilitate personalization whenever possible, and nurture a culture where employees have access to industry-leading professional development programs and are empowered to do the best work of their careers. Our values of disruption, execution, collaboration, inclusion, and integrity were co-created with employees and serve as the foundation of our culture.

Source & Hire. At Palo Alto Networks, sourcing talent with the necessary skills and capabilities to contribute to our culture is central to our talent acquisition strategy, known as "The Way We Hire." We prioritize internal mobility to foster career growth within Palo Alto Networks, enabling employees to advance through traditional career paths or explore roles across different business functions, at times leading to promotions.

We utilize structured interviewing practices, thorough job analyses, and success profiles to identify high-quality candidates and staff critical roles. Our Global Hiring Committee, introduced in fiscal 2023, plays a key role in maintaining our hiring standards, which help drive objectivity. This group of cross-functional senior leaders reviews every finalist candidate to ensure they meet our criteria and fit well with our company.

Interviewer training is a critical component of our strategy. In fiscal 2024, we began to implement a structured three-tier program to improve interviewer skills, save time across the hiring process, and enhance hiring quality. Interviewers receive learning courses focused on effective feedback and practical assessments; hiring managers are provided with in-depth, in-person training, and hiring champions receive a scenario-based training program.

To attract a diverse range of expertise and perspectives, and reach underrepresented talent, we promote job descriptions across diverse hiring channels, conduct interviews with a diverse slate of panelists, and encourage employee referrals. Our hiring managers also receive unconscious bias training, and our interviewing process emphasizes values and capabilities that support our culture.

Onboard & Develop. Each member of our workforce is unique, and their integration into Palo Alto Networks and career journey involve individual needs, interests, and goals. In response, our development programs are grounded on personalization, flexibility, and choice. From onboarding to professional development, FLEXLearn, our comprehensive platform offers multiple paths to assess, develop, and grow.

Before an employee's start date, they are provided access to foundational tools to help them prepare to join Palo Alto Networks. We view pre-boarding as fundamental to introducing new employees to our culture, building trust, and facilitating rapid productivity. Welcome Day is a combination of in-person, virtual learning platforms and communication channels that provide new employees with inspirational, often personalized, onboarding experiences that carry on through the first year of employment. We have specialized learning tracks for interns and new graduates that have been recognized as best in class externally to support early-in-career individuals in acclimating to our culture as they progress on their career journey. As part of our merger and acquisition strategy, we have established a robust integration program that works to enable individuals joining our teams to feel part of our culture.

Following onboarding, there are a variety of ways that employees can assess their interests and skills, build a development plan specific to those insights, and continue to grow using FLEXLearn. The platform contains curated content and programs, such as assessment instruments, thousands of courses, workshops, and mentoring and coaching services. Leaders and executives also have access to tools that allow them to identify their strengths and areas for development, and personalized learning tracks that help them deliver maximum personal and team performance. Employees have agency to direct their growth at their pace and choosing. Development information about core business elements, required company-wide compliance training and information about activities on topics ranging from inclusion to well-being and collaboration, are also deployed through FLEXLearn. On average, employees had completed 33 hours of development through the FLEXLearn platform during fiscal 2024.

Listen & Engage. We aim to foster engagement and strive to meet our unique employees where they are, and in ways that help them feel connected to our mission and values. Through our multifaceted approach, we collect, understand, and act on employee feedback. We share and gather information through corporate and functional "All Hands" meetings, digital displays across our sites, our intranet, regular email communications, an active Slack platform, and regular two-way dialogue—such as the small, in-person monthly listening sessions our CEO hosts. We also conduct ad-hoc pulse surveys and offer a peer-to-peer recognition platform.

We also listen to and address engagement through external sources such as Glassdoor, The Best Practice Institute, Comparably, and others. In addition, based on employee participation in an anonymous survey, the Best Practice Institute has certified Palo Alto Networks as "Top 100 Global Most Loved Workplaces" since 2021. Palo Alto Networks has been recognized by Comparably, Human Rights Campaign, Disability:IN, and others as an employer of choice. Our CEO has also earned a 91% employee approval rating on Glassdoor, a top percentile score.

In addition to a comprehensive compensation and diverse benefits program, we believe in an always-on feedback and rewards philosophy. From recurring 1:1 sessions, quarterly performance feedback, semi-annual performance reviews to use of our Cheers for Peers peer recognition program, employees get continuous input about the value they bring to the organization.

These listening and engagement strategies have informed our holistic People Strategy. Based on employee feedback, ratings from external sources, our modest attrition rate compared to market trends, and strong participation in our development and Internal Mobility programs, we believe employees at Palo Alto Networks feel engaged.

Inclusion & Diversity. We are intentional about including diverse points of view, perspectives, experiences, backgrounds, and ideas in our decision-making processes. Our corporate inclusion and diversity ("I&D") programs are designed to promote a workforce where employees feel safe and where they are encouraged to understand, listen, support, and elevate one another.

We have eleven employee network groups ("ENG"s)that play a vital role in building understanding and awareness. As of July 2024, 26% of our global workforce was involved in at least one ENG. We involve our ENGs in listening sessions with executive teams and they contribute to our annual I&D plans.

Our I&D philosophy is integrated in our programs to source, hire, onboard, develop, listen and engage talent. The diversity of our board of directors, with women representing 40% of our board as of July 31, 2024, is an example of our commitment to I&D.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

We believe integrating environmental, social, and governance ("ESG") practices throughout our operations builds business resilience and helps manage risk. Our ESG strategy is designed to enhance safety, security, and sustainability for our stakeholders: customers, investors, employees, suppliers and our broader communities. This includes executing a science-based environmental strategy, investing in our global workforce and communities, and operating with integrity. We work to keep our stakeholders informed and maintain their trust by publishing an annual ESG report aligned to globally-recognized ESG reporting frameworks and standards.

Environmental. Palo Alto Networks acknowledges the risk and opportunities associated with climate change and remains committed to doing our part to address the climate crisis by reaching our 1.5°C-aligned and externally verified Science-Based Targets, procuring 100% renewable electricity to run our managed sites by 2030, and working collaboratively across our value chain. Fiscal 2024 is the first full year that we powered our Santa Clara, California headquarters with 100% renewable energy through our local utility provider. Our near-term scope 1, 2, and 3 emissions reduction goals have been verified by the Science Based Targets initiative. We were also recognized by CDP (formerly Carbon Disclosure Project) as a "Climate Change A-List" company and a "Supplier Engagement Leader." We report progress towards our goals in our annual ESG report.

Social. In addition to our People Strategy described in the section titled "Human Capital" above, we continue to communicate our expectations regarding labor standards, business practices, and workplace health and safety conditions to our supply chain through our Global Supplier Code of Conduct. During fiscal 2024, we maintained our affiliate membership in the Responsible Business Alliance. We also value our role as a trusted corporate citizen and in fiscal 2024 continued to execute our social impact programs. We made charitable grants through our donor-advised fund to support nonprofit organizations providing services in areas such as cybersecurity education and disaster relief. We maintained our work to provide cybersecurity curriculum to schools, universities, and nonprofit organizations to help individuals of all ages protect their digital way of life and to prepare people for careers in cybersecurity. Employees continued to participate in our volunteering and giving programs to positively impact their local communities.

Governance. Integrity is one of our core values. Our corporate behavior and leadership practices model ethical decision-making. All employees are informed about our governance expectations through our Codes of Conduct, compliance training programs, and ongoing communications. Our board of directors is governed by Corporate Governance Guidelines, which are amended from time to time to incorporate best practices in corporate governance. Reinforcing the importance of our ESG performance, the charter of the Governance and Sustainability Committee of the board of directors includes the primary oversight of ESG.

AVAILABLE INFORMATION

Our website is located at www.paloaltonetworks.com, and our investor relations website is located at investors.paloaltonetworks.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Investors portion of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We also provide a link to the section of the SEC's website at www.sec.gov that has all of our public filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, our Proxy Statements, and other ownership-related filings.

We also use our investor relations website as a channel of distribution for important company information. For example, webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we announce investor information, including news and commentary about our business and financial performance, SEC filings, notices of investor events, and our press and earnings releases, on our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines, board committee charters, and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. All trademarks, trade names, or service marks used or mentioned herein belong to their respective owners.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties including those described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks or others not specified below materialize, our business, financial condition, and operating results could be materially adversely affected, and the market price of our common stock could decline. In addition, the impacts of any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties. These risks include, but are not limited to, the following:

- Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.
- Our business and operations have experienced growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems, processes, and controls, our operating results could be adversely affected.
- Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.
- Our operating results may vary significantly from period to period, which makes our results difficult to predict and could cause our results to fall short of expectations, and such results may not be indicative of future performance.
- Seasonality may cause fluctuations in our revenue.
- If we are unable to sell new and additional product, subscription, and support offerings to our end-customers, especially to large enterprise customers, our future revenue and operating results will be harmed.
- If we are unable to attract new customers, our future results of operations could be harmed.
- We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.
- The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.
- We rely on our channel partners to sell substantially all of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.
- We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.
- A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.
- We face intense competition in our market and we may lack sufficient financial or other resources to maintain or improve our competitive position.
- We may acquire other businesses, which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.
- If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.
- Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations.
- A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results.
- Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.
- Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.

- Claims by others that we infringe their intellectual property rights could harm our business.
- Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.
- Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.
- We license technology from third parties, and our inability to maintain those licenses could harm our business.
- Because we depend on manufacturing partners to build and ship our hardware products, we are susceptible to manufacturing and logistics delays and pricing fluctuations that could prevent us from shipping customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end-customers.
- Managing the supply of our hardware products and product components is complex. Insufficient supply and inventory would result in lost sales opportunities or delayed revenue, while excess inventory would harm our gross margins.
- Because some of the key components in our hardware products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which, in certain cases, have disrupted or delayed our scheduled product deliveries to our end-customers, increased our costs and may result in the loss of sales and end-customers.
- If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.
- We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.
- We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.
- We face risks associated with having operations and employees located in Israel.
- We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.
- We may incur increased costs to comply with privacy and data protection laws and, if we fail to comply, we could be subject to government enforcement actions, private litigation and adverse publicity.
- We may have exposure to tax liabilities that are greater than anticipated.
- If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
- We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.
- Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.
- Failure to comply with governmental laws and regulations could harm our business.
- We may not have the ability to raise the funds necessary to settle conversions of our Notes, repurchase our Notes upon a fundamental change, or repay our Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of our Notes.
- We may still incur substantially more debt or take other actions that would diminish our ability to make payments on our Notes when due.
- The market price of our common stock historically has been volatile, and the value of an investment in our common stock could decline.
- The convertible note hedge and warrant transactions may affect the value of our common stock.
- The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, the conversion of our Notes or exercise of the related Warrants, or otherwise will dilute stock held by all other stockholders.
- We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.
- We do not intend to pay dividends for the foreseeable future.
- Our charter documents and Delaware law, as well as certain provisions contained in the indentures governing our Notes, could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.
- Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks, and other catastrophic events, and to interruption by man-made problems, such as terrorism.

Risks Related to Global Economic and Geopolitical Conditions

Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

We operate globally, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. The instability in the global credit markets, inflation, changes in public policies such as domestic and international regulations, taxes, any increases in interest rates, fluctuations in foreign currency exchange rates, or international trade agreements, international trade disputes, geopolitical turmoil, and other disruptions to global and regional economies and markets continue to add uncertainty to global economic conditions. Military actions or armed conflict, including the hostilities in Israel and the surrounding region, Russia's invasion of Ukraine and any related political or economic responses and counter-responses, and uncertainty about, or changes in, government and trade relationships, policies, and treaties could also lead to worsening economic and market conditions and geopolitical environment. In response to Russia's invasion of Ukraine, the United States, along with the European Union (the "E.U.") has imposed restrictive sanctions on Russia, Russian entities, and Russian citizens ("Sanctions on Russia"). We are subject to these governmental sanctions and export controls, which may subject us to liability if we are not in full compliance with applicable laws. Any continued or further uncertainty, weakness or deterioration in economic and market conditions or the geopolitical environment could have a material and adverse impact on our business, financial condition, and results of operations, including reductions in sales of our products and subscriptions, longer sales cycles, reductions in subscription or contract duration and value, slower adoption of new technologies, alterations in the spending patterns or priorities of current and prospective customers (including delaying purchasing decisions), increased costs for the chips and components to manufacture our products, and increased price competition.

Risks Related to Our Business

RISKS RELATED TO OUR GROWTH

Our business and operations have experienced growth in recent periods, and if we do not effectively manage any future growth or are unable to improve our systems, processes, and controls, our operating results could be adversely affected.

We have experienced growth and increased demand for our products and subscriptions over the last few years. As a result, our employee headcount has increased, and we expect it to continue to grow over the next year. For example, from the end of fiscal 2023 to the end of fiscal 2024, our headcount increased from 13,948 to 15,289 employees. In addition, as we have grown, the number of end-customers has also increased, and we have managed more complex deployments of our products and subscriptions with larger end-customers. The growth and expansion of our business and product, subscription, and support offerings places a significant strain on our management, operational, and financial resources. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner.

We may not be able to successfully implement, scale, or manage improvements to our systems, processes, and controls in an efficient or timely manner, which could result in material disruptions of our operations and business. In addition, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may also experience difficulties in managing improvements to our systems, processes, and controls, or in connection with third-party software licensed to help us with such improvements. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, disrupt our existing end-customer relationships, reduce demand for or limit us to smaller deployments of our products, or materially harm our business performance and operating results.

Our revenue growth rate in recent periods may not be indicative of our future performance, and we may not be able to maintain profitability, which could cause our business, financial condition, and operating results to suffer.

We have experienced revenue growth rates of 16.5% and 25.3% in fiscal 2024 and fiscal 2023, respectively. Our revenue for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period. If we are unable to maintain consistent or increasing revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult for us to maintain profitability or maintain or increase cash flow on a consistent basis.

In addition, we have incurred losses in fiscal years prior to fiscal 2023. We anticipate that our operating expenses will continue to increase in the foreseeable future as we continue to grow our business. Our growth efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset increasing expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or subscriptions, increasing competition, a decrease in the growth of, or a demand shift in, our overall market, or a failure to capitalize on growth opportunities. We have also entered into a substantial amount of capital commitments for operating lease obligations and other purchase commitments. Any failure to increase our revenue as we grow our business could prevent us from maintaining profitability or maintaining or increasing cash flow on a consistent basis, or satisfying our capital commitments. If we are unable to navigate these challenges as we encounter them, our business, financial condition, and operating results may suffer.

Our operating results may vary significantly from period to period, which makes our results difficult to predict and could cause our results to fall short of expectations, and such results may not be indicative of future performance.

Our operating results have fluctuated in the past, and will likely continue to fluctuate in the future, as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including those factors described in this Risk Factor section. For example, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize (particularly for large enterprise end-customers with lengthy sales cycles), our logistics partners' inability to ship products prior to fiscal quarter-end to fulfill purchase orders received near the end of a fiscal quarter, our failure to manage inventory to meet demand, any failure of our systems related to order review and processing, or any delays in shipments based on trade compliance requirements (including new compliance requirements imposed by new or renegotiated trade agreements), our revenue could fall below our expectations and the estimates of analysts for that quarter. Due to these fluctuations, comparing our revenue, margins, or other operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance.

This variability and unpredictability could also result in our failure to meet our revenue, margin, or other operating result expectations contained in any forward-looking statements (including financial or business expectations we have provided) or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these, or any other, reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Seasonality may cause fluctuations in our revenue.

We believe there are significant seasonal factors that may cause our second and fourth fiscal quarters to record greater revenue sequentially than our first and third fiscal quarters. We believe that this seasonality results from a number of factors, including:

- end-customers with a December 31 fiscal year-end choosing to spend remaining unused portions of their discretionary budgets before their fiscal year-end, which potentially results in a positive impact on our revenue in our second fiscal quarter;

- our sales compensation plans, which are typically structured around annual quotas and commission rate accelerators, which potentially results in a positive impact on our revenue in our fourth fiscal quarter; and

- the timing of end-customer budget planning at the beginning of the calendar year, which can result in a delay in spending at the beginning of the calendar year, potentially resulting in a negative impact on our revenue in our third fiscal quarter.

As we continue to grow, seasonal or cyclical variations in our operations may become more pronounced, and our business, operating results, and financial position may be adversely affected.

RISKS RELATED TO OUR PRODUCTS AND TECHNOLOGY

If we are unable to sell new and additional product, subscription, and support offerings to our end-customers, especially to large enterprise customers, our future revenue and operating results will be harmed.

Our future success depends, in part, on our ability to expand the deployment of our portfolio with existing end-customers, especially large enterprise customers, including through our platformization strategy, and create demand for our new offerings, The rate at which our end-customers purchase additional products, subscriptions, and support depends on a number of factors, including the perceived need for additional security products, including subscription and support offerings, as well as general economic conditions. If our efforts to sell additional products and subscriptions to our end-customers are not successful, our revenues may grow more slowly than expected or decline.

Sales to large enterprise end-customers, which is part of our growth strategy, involve risks that may not be present, or that are present to a lesser extent, with sales to smaller entities, such as (a) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our products, subscriptions, and support, and (b) increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements. Deployments for large enterprise end-customers are also more complex, require greater product functionality, scalability, and a broader range of services, and are more time-consuming. All of these factors add further risk to business conducted with these end-customers. Failure to realize sales from large enterprise end-customers could materially and adversely affect our business, operating results, and financial condition.

If we are unable to attract new customers, our future results of operations could be harmed.

To increase our revenue and maintain profitability, we must add new customers. To do so, we must successfully convince prospective customers of the value of adopting our solutions. We are engaging in costly marketing and sales efforts to accelerate platformization and attract new customers, which may fail or may not be as successful as intended or at all. Additionally, prospective customers' decisions to purchase our solutions depend on a variety of factors, many of which are out of our control. These factors significantly impact our ability to add new customers and increase the time, resources and sophistication required to do so. For example, prospective customers may face real or perceived switching costs when switching to our solutions from legacy security vendors and products. Deployment of our solutions may require a significant commitment of resources from our customers. Any deterioration in general economic conditions, including as a result of the geopolitical environment or inflation (as well as government policies such as raising interest rates in response to inflation), have in the past caused, and may in the future cause, our current and prospective customers to delay or cut their overall security and IT operations spending. If our efforts to attract new customers are not successful, our sales may not grow as quickly as anticipated, or at all, and our business, operating results, and financial condition will be harmed.

We rely on revenue from subscription and support offerings, and because we recognize revenue from subscription and support over the term of the relevant service period, downturns or upturns in sales or renewals of these subscription and support offerings are not immediately reflected in full in our operating results.

Subscription and support revenue accounts for a significant portion of our revenue, comprising 80.0% of total revenue in fiscal 2024, 77.1% of total revenue in fiscal 2023, and 75.2% of total revenue in fiscal 2022. Sales and renewals of subscription and support contracts may decline and fluctuate as a result of a number of factors, including end-customers' level of satisfaction with our products and subscriptions, the frequency and severity of subscription outages, our product uptime or latency, the prices of our products and subscriptions, and reductions in our end-customers' spending levels. Existing end-customers have no contractual obligation to, and may not, renew their subscription and support contracts after the completion of their initial contract period. Additionally, our end-customers may renew their subscription and support agreements for shorter contract lengths or on other terms that are less economically beneficial to us. If our sales of new or renewal subscription and support contracts decline, our total revenue and revenue growth rate may decline, and our business will suffer. In addition, because we recognize subscription and support revenue over the term of the relevant service period, which is typically one to five years, a decline in subscription or support contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters.

The sales prices of our products, subscriptions, and support offerings may decrease, which may reduce our revenue and gross profits and adversely impact our financial results.

The sales prices for our products, subscriptions, and support offerings may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products, subscriptions, and support offerings, anticipation of the introduction of new products, subscriptions, or support offerings, or promotional programs or pricing pressures. Furthermore, we anticipate that the sales prices and gross profits for our products could decrease over product life cycles. Declining sales prices could adversely affect our revenue, gross profits, and profitability.

We rely on our channel partners to sell substantially all of our products, including subscriptions and support, and if these channel partners fail to perform, our ability to sell and distribute our products and subscriptions will be limited and our operating results will be harmed.

Substantially all of our revenue is generated by sales through our channel partners, including distributors and resellers. For fiscal 2024, four distributors individually represented 10% or more of our total revenue and in the aggregate represented 59.0% of our total revenue. As of July 31, 2024, two distributors individually represented 10% or more of our gross accounts receivable and in the aggregate represented 31.5% of our gross accounts receivable.

We provide our channel partners with specific training and programs to assist them in selling our products, including subscriptions and support offerings, but there can be no assurance that these steps will be utilized or effective. In addition, our channel partners may be unsuccessful in marketing, selling, and supporting our products and subscriptions. We may not be able to incentivize these channel partners to sell our products and subscriptions to end-customers and, in particular, to large enterprises. These channel partners may also have incentives to promote our competitors' products and may devote more resources to the marketing, sales, and support of competitive products. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot be certain that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or subscriptions to end-customers or violate laws or our corporate policies. If we fail to effectively manage our sales channels or channel partners, our ability to sell our products and subscriptions and operating results will be harmed.

We are exposed to the credit and liquidity risk of our customers, and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are made on an open credit basis. Beyond our open credit arrangements, we have also experienced demands for customer financing and deferred payments due to, among other things, macro-economic conditions. Increases in deferred payments result in payments being made over time, negatively impacting our short-term cash flows, and subject us to risk of non-payment by our customers, including as a result of insolvency. We monitor customer payment capability in granting such financing arrangements, seek to limit the amounts to what we believe customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts to mitigate credit risks of these customers. However, there can be no assurance that these programs will be effective in reducing our credit risks. To the degree that turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results, and financial condition.

Our exposure to the credit risks relating to the financing activities described above may increase if our customers are adversely affected by a global economic downturn or periods of economic uncertainty. If we are unable to adequately control these risks, our business, operating results, and financial condition could be harmed. In addition, in the past, we have experienced non-material losses due to bankruptcies among customers. If these losses increase due to global economic conditions, they could harm our business and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products and subscriptions like ours may change, thereby restricting our ability to sell into the federal government sector until we have attained the revised certification. If our products and subscriptions are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products, subscriptions, and support offerings to such governmental entity, or be at a competitive disadvantage, which would harm our business, operating results, and financial condition. Government demand and payment for our products, subscriptions, and support offerings may be impacted by government shutdowns, public sector budgetary cycles, contracting requirements, and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products, subscriptions, and support offerings. Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future operating results. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products, subscriptions, and support offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our operating results in a material way. Additionally, the U.S. government may require certain of the products that it purchases to be manufactured in the United States and other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet such requirements, affecting our ability to sell these products, subscriptions, and support offerings to the U.S. government.

We face intense competition in our market and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The industry for enterprise security products is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. Our main competitors fall into four categories:

- large companies that incorporate security features in their products, such as Cisco, Microsoft, Alphabet or those that have acquired, or may acquire, security vendors and have the technical and financial resources to bring competitive solutions to the market;

- independent security vendors, such as Check Point, Fortinet, CrowdStrike, Zscaler, and Wiz, that offer a mix of security products;

- startups and point-product vendors that offer independent or emerging solutions across various areas of security; and

- public cloud vendors and startups that offer solutions for cloud security (private, public, and hybrid cloud).

Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. They may be able to devote greater resources to the promotion and sale of products and services than we can, and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support, and the pursuit of acquisitions. They may also have larger and more mature intellectual property portfolios, and broader and more diverse product and service offerings, which allow them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products and subscriptions, including incorporating cybersecurity features into their existing products or services and product bundling, selling at zero or negative margins, and offering concessions or a closed technology offering. Some competitors may have broader distribution and established relationships with distribution partners and end-customers. Other competitors specialize in providing protection from a single type of security threat, which may allow them to deliver these specialized security products to the market more quickly than we can.

We also face competition from companies that have entrenched legacy offerings at end-user customers. End-user customers have also often invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of networking and security products. As a result, these organizations may prefer to purchase from their existing suppliers rather than add or switch to a new supplier such as us. In addition, as our customers refresh the security products bought in prior years, they may seek to consolidate vendors, which may result in current customers choosing to purchase products from our competitors. Due to budget constraints or economic downturns, organizations may add solutions to their existing network security infrastructure rather than replacing it with our products and subscriptions.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors, or continuing market consolidation. Our competitors and potential competitors may be able to develop new or disruptive technologies, products, or services, and leverage new business models that are equal or superior to ours, achieve greater market acceptance of their products and services, disrupt our markets, and increase sales by utilizing different distribution channels than we do. In addition, new and enhanced technologies, including AI and machine learning, continue to increase our competition. To compete successfully, we must accurately anticipate technology developments and deliver innovative, relevant, and useful products, services, and technologies in a timely manner. Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered and adapt more quickly to new technologies and end-customer needs. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources.

These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. If we are unable to compete successfully, or if competing successfully requires us to take aggressive pricing or other actions, our business, financial condition, and results of operations would be adversely affected.

We may acquire other businesses, which could subject us to adverse claims or liabilities, require significant management attention, disrupt our business, adversely affect our operating results, may not result in the expected benefits of such acquisitions, and may dilute stockholder value.

As part of our business strategy, we acquire and make investments in complementary companies, products, or technologies. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, we may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions we complete could be viewed negatively by our end-customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company's failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties, which may differ from or be more significant than the risks our business faces.

If we are unsuccessful at integrating past or future acquisitions in a timely manner, or the technologies, products, or operations associated with such acquisitions, into our company, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management's attention, and we may not be able to manage the integration process successfully or in a timely manner. We may have difficulty retaining key personnel of the acquired business. We may not successfully evaluate or utilize the acquired technology, products, or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. In addition, any acquisitions may be viewed negatively by our customers, financial markets, or investors and may not ultimately strengthen our competitive position or achieve our goals and business strategy.

We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The occurrence of any of these risks could harm our business, operating results, and financial condition.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the enterprise security industry, our competitive position and prospects will be harmed.

The enterprise security industry has grown quickly and continues to evolve rapidly. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. If we fail to effectively anticipate, identify, and respond to rapidly evolving technological and market developments in a timely manner, our business will be harmed.

In order to anticipate and respond effectively to rapid technological changes and market developments, as well as evolving security threats, we must invest effectively in research and development to increase the reliability, availability, and scalability of our existing products and subscriptions and introduce new products and subscriptions. Our investments in research and development, including investments in AI, may not result in design or performance improvements, marketable products, subscriptions, or features, or may not achieve the cost savings or additional revenue that we expect. In addition, new and evolving products and services, including those that use AI, require significant investment and raise ethical, technological, legal, regulatory, and other challenges, which may negatively affect our brands and demand for our products and services. Because all of these investment areas are inherently risky, no assurance can be given that such strategies and offerings will be successful or will not harm our reputation, financial condition, and operating results.

In addition, we must continually change our products and expand our business strategy in response to changes in network infrastructure requirements, including the expanding use of cloud computing. For example, organizations are moving portions of their data to be managed by third parties, primarily infrastructure, platform, and application service providers, and may rely on such providers' internal security measures. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so, and there can be no assurance that our new or future offerings will be successful or will achieve widespread market acceptance. If we fail to accurately predict and address end-customers' changing needs and emerging technological trends in the enterprise security industry, including in the areas of AI, mobility, virtualization, cloud computing, and software-defined networks, our business could be harmed.

The technology in our portfolio is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. Additionally, some of our new features and related enhancements may require us to develop new hardware architectures that involve complex, expensive, and time-consuming research and development processes. The development of our portfolio is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new features. If we experience unanticipated delays in the availability of new products, features, and subscriptions, and fail to meet customer expectations for such availability, our competitive position and business prospects will be harmed.

The success of new features depends on several factors, including appropriate new product definition, differentiation of new products, subscriptions, and features from those of our competitors, and market acceptance of these products, services, and features. Moreover, successful new product introduction and transition depends on a number of factors, including our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects or deficiencies, especially in the early stages of introduction. There can be no assurance that we will successfully identify opportunities for new products and subscriptions, develop and bring new products and subscriptions to market in a timely manner, achieve market acceptance of our products and subscriptions, or that products, subscriptions, and technologies developed by others will not render our products, subscriptions, and technologies obsolete or noncompetitive.

Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations.

We have incorporated, and are continuing to develop and deploy, AI into many of our products and solutions, including services that support our products and solutions. We are also incorporating AI into the operations of our business. AI presents challenges and risks that could affect our products and solutions, and the operations of our business. For example, AI algorithms may have flaws, and datasets used to train models may be insufficient or contain biased information. The AI that is being incorporated into our products, solutions, and business operation tools may not be successful or beneficial, and instead may cause technical, legal or ethical problems or result in increased costs. The investments that we are making across our business in AI reflect our ongoing efforts to innovate and provide products and services that are useful to our customers, as well as provide efficiencies in our business. Such investments ultimately may not be commercially viable or may not result in an adequate return of capital and we may incur unanticipated liabilities. These efforts could subject us to regulatory risk, legal liability, including under new proposed legislation regulating AI in jurisdictions such as the E.U. and regulations being considered in other jurisdictions, or brand or reputational harm.

The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations. The rules and regulations adopted by policymakers over time may require us to make changes to our business practices. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

The intellectual property ownership and license rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results.

Increasingly, companies are subject to a wide variety of attacks on their networks on an ongoing basis. In addition to traditional computer "hackers," malicious code (such as viruses and worms), phishing attempts, employee theft or misuse, and denial of service attacks, sophisticated nation-state and nation-state supported actors engage in intrusions and attacks (including advanced persistent threat intrusions and supply chain attacks), and add to the risks to our internal networks, cloud-deployed enterprise and customer-facing environments and the information they store and process. Incidences of cyberattacks and other cybersecurity breaches and incidents have increased and are likely to continue to increase. We and our third-party service providers face security threats and attacks from a variety of sources. Despite our efforts and processes to prevent breaches of our internal networks, systems, and websites, our data, corporate systems, and security measures, as well as those of our third-party service providers, are still vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, or other types of attacks from outside parties, or breaches due to employee error, malfeasance, or some combination of these. We cannot guarantee that the measures we have taken to protect our networks, systems, and websites will provide adequate security. Furthermore, as a well-known provider of security solutions, we may be a more attractive target for such attacks. The conflict in Ukraine and associated activities in Ukraine and Russia may increase the risk of cyberattacks on various types of infrastructure and operations, and the United States government has warned companies to be prepared for a significant increase in Russian cyberattacks in response to the Sanctions on Russia.

A security breach or incident, or an attack against our service availability suffered by us, or our third-party service providers, could impact our networks or networks secured by our products and subscriptions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products. In addition, the information stored or otherwise processed on our networks, or those of our third-party service providers, could be accessed, publicly disclosed, altered, lost, stolen, rendered unavailable, or otherwise used or processed without authorization, which could subject us to liability and cause us financial harm. Any actual or perceived breach of security in our systems or networks, or any other actual or perceived data security incident we or our third-party service providers suffer, could result in significant damage to our reputation, negative publicity, loss of channel partners, end-customers, and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, demands, costly litigation, and other liability. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools, devices, and other measures designed to prevent actual or perceived security breaches and other security incidents, as well as the costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and subscriptions and end-customer and investor confidence in our company and could seriously harm our business or operating results.

Defects, errors, or vulnerabilities in our products, subscriptions, or support offerings, the failure of our products or subscriptions to block a virus or prevent a security breach or incident, misuse of our products, or risks of product liability claims could harm our reputation and adversely impact our operating results.

Because our products and subscriptions are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by our end-customers. For example, from time to time, certain of our end-customers have reported defects in our products related to performance, scalability, and compatibility. Additionally, defects or vulnerabilities may cause our products or subscriptions to become temporarily unavailable, to be vulnerable to security attacks, cause them to fail to help secure networks, or temporarily interrupt end-customers' networking traffic, or the availability of other information technology infrastructure or systems. For example, in April 2024, we became aware of a command injection vulnerability in the GlobalProtect feature of certain versions of our PAN-OS software. To remediate the matter, we published a security advisory to advise customers, provided software updates for affected PAN-OS versions, and are actively engaged in customer outreach, support and remediation efforts for potentially impacted customers. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect our end-customers' networks. In addition, due to the Russian invasion of Ukraine, there could be a significant increase in Russian cyberattacks against our customers, resulting in an increased risk of a security breach of our end-customers' systems.

Furthermore, defects or errors in products or software or updates to those products or software could result in a failure to effectively update end-customers' hardware and cloud-based products or otherwise cause problems in our customers hardware, networks or information technology infrastructure or systems. The data centers, networks, and cloud infrastructure that we use to deliver our products and services may experience technical failures and downtime or may fail to meet the increased requirements of a growing installed end-customer base, any of which could temporarily or permanently expose our end-customers' networks, leaving their networks unprotected against the latest security threats. Moreover, our products must interoperate with our end-customers' existing infrastructure, which often have varied specifications, utilize multiple protocol standards, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. Any such technical failure, downtime or failures in general may temporarily or permanently disable our end-customers' networks, information technology infrastructure or other systems, or expose our end-customers' networks to attacks from security threats.

The occurrence of any such problem in our products and subscriptions, whether real or perceived, could result in:

- expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;
- loss of existing or potential end-customers or channel partners;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- an increase in warranty claims compared with our historical experience, or an increased cost of servicing warranty claims, either of which would adversely affect our gross margins; and
- litigation, regulatory inquiries, investigations, or other proceedings, each of which may be costly and harm our reputation.

Further, our products and subscriptions may be misused by end-customers or third parties that obtain access to our products and subscriptions. For example, our products and subscriptions could be used to censor private access to certain information on the Internet. Such use of our products and subscriptions for censorship could result in negative press coverage and negatively affect our reputation.

The limitation of liability provisions in our standard terms and conditions of sale may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries. The sale and support of our products and subscriptions also entails the risk of product liability claims. Although we may be indemnified by our third-party manufacturers for product liability claims arising out of manufacturing defects, because we control the design of our products and subscriptions, we may not be indemnified for product liability claims arising out of design defects. While we maintain insurance coverage for certain types of losses, our insurance coverage may not adequately cover any claim asserted against us, if at all. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management's time and other resources, and harm our reputation.

In addition, our classifications of application type, virus, spyware, vulnerability exploits, data, or URL categories may falsely detect, report, and act on applications, content, or threats that do not actually exist. This risk is heightened by the inclusion of a "heuristics" feature in our products and subscriptions, which attempts to identify applications and other threats not based on any known signatures but based on characteristics or anomalies which indicate that a particular item may be a threat. These false positives may impair the perceived reliability of our products and subscriptions and may therefore adversely impact market acceptance of our products and subscriptions and could result in damage to our reputation, negative publicity, loss of channel partners, end-customers and sales, increased costs to remedy any problem, and costly litigation.

Our ability to sell our products and subscriptions is dependent on the quality of our technical support services and those of our channel partners, and the failure to offer high-quality technical support services could have a material adverse effect on our end-customers' satisfaction with our products and subscriptions, our sales, and our operating results.

After our products and subscriptions are deployed within our end-customers' networks, our end-customers depend on our technical support services, as well as the support of our channel partners, to resolve any issues relating to our products. Many larger enterprise, service provider, and government entity end-customers have more complex networks and require higher levels of support than smaller end-customers. If our channel partners do not effectively provide support to the satisfaction of our end-customers, we may be required to provide direct support to such end-customers, which would require us to hire additional personnel and to invest in additional resources. If we are not able to hire such resources fast enough to keep up with unexpected demand, support to our end-customers will be negatively impacted, and our end-customers' satisfaction with our products and subscriptions will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping up our support resources, our sales productivity will be negatively impacted, which would harm our revenues. Accordingly, our failure, or our channel partners' failure, to provide and maintain high-quality support services could have a material adverse effect on our business, financial condition, and operating results.

RISKS RELATED TO INTELLECTUAL PROPERTY AND TECHNOLOGY LICENSING

Claims by others that we infringe their intellectual property rights could harm our business.

Companies in the enterprise security industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. In addition, non-practicing entities also frequently bring claims of infringement of intellectual property rights. Third parties are asserting, have asserted, and may in the future assert claims of infringement of intellectual property rights against us. For example, on January 31, 2024, in the Centripetal Networks, Inc. lawsuit against us, a jury returned a verdict of non-willful infringement with a lump sum amount of $151.5 million, plus statutory interest, for which we have accrued $184.4 million for the verdict amount and estimated interest as of July 31, 2024. Additional examples of patent infringement cases have been disclosed in Note 12. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K.

Third parties may also assert such claims against our end-customers or channel partners, whom our standard license and other agreements obligate us to indemnify against claims that our products and subscriptions infringe the intellectual property rights of third parties. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology, products, subscriptions, and services. As we expand our footprint, both in our platforms, products, subscriptions, and services and geographically, more overlaps occur and we may face more infringement claims both in the United States and abroad.

While we have been increasing the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, litigation has involved and will likely continue to involve patent-holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. In addition, we have not registered our trademarks in all of our geographic markets and failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. A successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, royalties, or other fees. Any of these events could seriously harm our business, financial condition, and operating results.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products or subscriptions without compensating us.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to comprehensively protect our technology or products and subscriptions. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Additional uncertainty may result from changes to patent-related laws and court rulings in the United States and other jurisdictions. As a result, we may not be able to obtain adequate patent protection or effectively enforce any issued patents.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and end-customers, and generally limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. From time to time, we may need to take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date. Any of these events would have a material adverse effect on our business, financial condition, and operating results.

Our use of open source software in our products and subscriptions could negatively affect our ability to sell our products and subscriptions and subject us to possible litigation.

Our products and subscriptions contain software modules licensed to us by third-party authors under "open source" licenses. Some open source licenses contain requirements that we make available applicable source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products or subscriptions with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we take reasonable steps to monitor our use of open source software to avoid subjecting our products and subscriptions to conditions we do not intend, the terms of many open source licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products and subscriptions. From time to time, there have been claims against companies that distribute or use open source software in their products and subscriptions, asserting that open source software infringes the claimants' intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights in what we believe to be licensed open source software. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products and subscriptions on terms that are not economically feasible, to reengineer our products and subscriptions, to discontinue the sale of our products and subscriptions if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that our processes for controlling our use of open source software in our products and subscriptions will be effective.

We license technology from third parties, and our inability to maintain those licenses could harm our business.

We incorporate technology that we license from third parties, including software, into our products and subscriptions. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products and subscriptions. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them. We may also be subject to additional fees or be required to obtain new licenses if any of our licensors allege that we have not properly paid for such licenses or that we have improperly used the technologies under such licenses, and such licenses may not be available on terms acceptable to us or at all. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or claims against us by our licensors, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and subscriptions containing such technology would be severely limited and our business could be harmed. Additionally, if we are unable to license necessary technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and we may be required to use alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive products and subscriptions and increase our costs of production. As a result, our margins, market share, and operating results could be significantly harmed.

RISKS RELATED TO OPERATIONS

Because we depend on manufacturing partners to build and ship our hardware products, we are susceptible to manufacturing and logistics delays and pricing fluctuations that could prevent us from shipping customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end-customers.

We depend on manufacturing partners, primarily our EMS provider, Flex, to manufacture our hardware product lines. Our substantial reliance on Flex, as well as other manufacturing partners subjects us to potential concentration risks, such as reduced control over the manufacturing process, quality assurance, product costs, product supply, and timing. Our hardware products are manufactured by our manufacturing partners at facilities located primarily in the United States. Some of the components in our products are sourced either through Flex or directly by us from component suppliers outside the United States. The portion of our hardware products that are sourced outside the United States may subject us to geopolitical risks, additional logistical risks or risks associated with complying with local rules and regulations in foreign countries.

Significant changes to existing international trade agreements could lead to sourcing or logistics disruption resulting from import delays or the imposition of increased tariffs on our sourcing partners. For example, the United States and Chinese governments have each enacted, and discussed additional, import tariffs. Some components that we import for final manufacturing in the United States have been impacted by these tariffs. As a result, our costs have increased and we have raised, and may be required to further raise, prices on our hardware products.

Our manufacturing partners typically fulfill our supply requirements on the basis of individual purchase orders. We do not have long-term contracts with these manufacturers that guarantee capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements and the prices we pay for manufacturing services could be increased on short notice. Our contract with Flex permits them to terminate the agreement for their convenience, subject to prior notice requirements. If we are required to change manufacturing partners, our ability to meet our scheduled product deliveries to our end-customers could be adversely affected, which could cause the loss of sales to existing or potential end-customers, delayed revenue or an increase in our costs which could adversely affect our gross margins. Any production interruptions for any reason, such as a natural disaster, epidemic or pandemic, capacity shortages, or quality problems at one of our manufacturing partners would negatively affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Managing the supply of our hardware products and product components is complex. Insufficient supply and inventory would result in lost sales opportunities or delayed revenue, while excess inventory would harm our gross margins.

Our manufacturing partners procure components and build our hardware products based on our forecasts, and we generally do not hold inventory for a prolonged period of time. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analyses from our sales and product management organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and non-returnable.

Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our hardware products and product components. If we ultimately determine that we have excess supply, we may have to reduce our prices and write-down inventory, which in turn could result in lower gross margins. If our actual component usage and product demand are lower than the forecast we provide to our manufacturing partners, we accrue for losses on manufacturing commitments in excess of forecasted demand. Alternatively, insufficient supply levels may lead to shortages that result in delayed hardware product revenue or loss of sales opportunities altogether as potential end-customers turn to competitors' products that are readily available. If we are unable to effectively manage our supply and inventory, our operating results could be adversely affected.

Because some of the key components in our hardware products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which, in certain cases, have disrupted or delayed our scheduled product deliveries to our end-customers, increased our costs and may result in the loss of sales and end-customers.

Our hardware products rely on key components, including integrated circuit components, which our manufacturing partners purchase on our behalf from a limited number of component suppliers, including sole source providers. The manufacturing operations of some of our component suppliers are geographically concentrated in Asia and elsewhere, which makes our supply chain vulnerable to regional disruptions, such as natural disasters, fire, political instability, civil unrest, power outages, or health risks. In the past, we experienced supply chain disruption and have incurred increased costs resulting from inflationary pressures. We are also monitoring the tensions between China and Taiwan, and between the U.S. and China, which could have an adverse impact on our business or results of operations in future periods.

Further, we do not have volume purchase contracts with any of our component suppliers, and they could cease selling to us at any time. If we are unable to obtain a sufficient quantity of these components in a timely manner for any reason, sales of our hardware products could be delayed or halted, or we could be forced to expedite shipment of such components or our hardware products at dramatically increased costs. Our component suppliers also change their selling prices frequently in response to market trends, including industry-wide increases in demand. Because we do not have, for the most part, volume purchase contracts with our component suppliers, we are susceptible to price fluctuations related to raw materials and components and may not be able to adjust our prices accordingly. Additionally, poor quality in any of the sole-sourced components in our products could result in lost sales or sales opportunities.

If we are unable to obtain a sufficient volume of the necessary components for our hardware products on commercially reasonable terms or the quality of the components do not meet our requirements, we could also be forced to redesign our products and qualify new components from alternate component suppliers. The resulting stoppage or delay in selling our hardware products and the expense of redesigning our hardware products would result in lost sales opportunities and damage to customer relationships, which would adversely affect our business and operating results.

If we are unable to attract, retain, and motivate our key technical, sales, and management personnel, our business could suffer.

Our future success depends, in part, on our ability to continue to attract, retain, and motivate the members of our management team and other key employees. For example, we are substantially dependent on the continued service of our engineering personnel because of the complexity of our offerings. Competition for highly skilled personnel, particularly in engineering, including in the areas of AI and machine learning, is often intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for such personnel. In addition, the industry in which we operate generally experiences high employee attrition. Our future performance depends on the continuing services and contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. If we are unable to hire, integrate, train, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, and operating results could be harmed.

Further, we believe that a critical contributor to our success and our ability to retain highly skilled personnel has been our corporate culture, which we believe fosters innovation, inclusion, teamwork, passion for end-customers, focus on execution, and the facilitation of critical knowledge transfer and knowledge sharing. As we grow and change, we may find it difficult to maintain these important aspects of our corporate culture. While we are taking steps to develop a more inclusive and diverse workforce, there is no guarantee that we will be able to do so. Any failure to preserve our culture as we grow could limit our ability to innovate and could negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

We generate a significant amount of revenue from sales to distributors, resellers, and end-customers outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Many of our customers, resellers, partners, suppliers, and manufacturers operate around the world. Operating in a global marketplace, we are subject to risks associated with having an international reach and compliance and regulatory requirements. We may experience difficulties in attracting, managing, and retaining an international staff, and we may not be able to recruit and maintain successful strategic distributor relationships internationally. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms related to payment, warranties, or performance obligations in end-customer contracts.

Additionally, our international sales and operations are subject to a number of risks, including the following:

• political, economic, and social uncertainty around the world, health risks such as epidemics and pandemics like COVID-19, macroeconomic challenges, terrorist activities, Russia's invasion of Ukraine, tensions between China and Taiwan, the hostilities in Israel and the surrounding region, and continued hostilities in the Middle East;

• unexpected changes in, or the application of, foreign and domestic laws and regulations (including intellectual property rights protections), regulatory practices, trade restrictions, and foreign legal requirements, including those applicable to the importation, certification, and localization of our products, tariffs, and tax laws and treaties, including regulatory and trade policy changes adopted by the current administration, such as the Sanctions on Russia, or foreign countries in response to regulatory changes adopted by the current administration; and

• non-compliance with U.S. and foreign laws, including antitrust regulations, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom ("U.K.") Bribery Act, U.S. or foreign sanctions regimes and export or import control laws, and any trade regulations ensuring fair trade practices.

These and other factors could harm our future international revenues and, consequently, materially impact our business, operating results, and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are denominated in U.S. dollars, and therefore, our revenue is not subject to foreign currency risk; however, in the event of a strengthening of the U.S. dollar against foreign currencies in which we conduct business, the cost of our products to our end-customers outside of the United States would increase, which could adversely affect our financial condition and operating results. In addition, increased international sales in the future, including through our channel partners and other partnerships or as a result of our acquisitions, may result in foreign currency denominated sales, increasing our foreign currency risk.

Our operating expenses incurred outside the United States and denominated in foreign currencies are generally increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with foreign currency fluctuations, our financial condition and operating results could be adversely affected. We have entered into forward contracts in an effort to reduce our foreign currency exchange exposure related to our foreign currency denominated expenditures. As of July 31, 2024, the total notional amount of our outstanding foreign currency forward contracts was $1.2 billion. For more information on our hedging transactions, refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K. The effectiveness of our existing hedging transactions and the availability and effectiveness of any hedging transactions we may decide to enter into in the future may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and operating results.

We face risks associated with having operations and employees located in Israel.

We have business operations in Israel and intend to continue growing our presence in Israel. Our operations in Israel could be disrupted by political instability, civil unrest, terrorist attacks, acts of violence, acts of war, or other military actions, including the hostilities in Israel and the surrounding region. The future of peace efforts between Israel and its Arab neighbors remains uncertain. The effects of hostilities and violence on the Israeli economy and our operations in Israel are unclear, and we cannot predict the effect on us of further increases in these hostilities or future armed conflict, political instability, or violence in the region. Current or future tensions and conflicts in the Middle East could adversely affect our business, operating results, financial condition, and cash flows.

In addition, many of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for active duty under emergency circumstances, which has occurred as a result of hostilities in Israel and the surrounding region. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees in Israel are called for active duty for a significant period of time, our operations and our business could be disrupted and may not be able to function at full capacity. Any disruption in our operations in Israel could adversely affect our business.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, certain of our products are subject to U.S. export controls and may be exported outside the United States only with the required export license or through an export license exception. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, such as the Sanctions on Russia, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and operating results.

RISKS RELATED TO PRIVACY AND DATA PROTECTION

We may incur increased costs to comply with privacy and data protection laws and, if we fail to comply, we could be subject to government enforcement actions, private litigation and adverse publicity.

A wide variety of laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data in jurisdictions where we and our customers operate. Compliance with these laws and regulations is difficult and costly. These laws and regulations are also subject to frequent, inconsistent and unexpected changes; new, modified or additional laws or regulations may be adopted; and rulings that invalidate prior laws, regulations, or interpretations of such laws or regulations may be issued. For example, we are subject to the E.U. General Data Protection Regulation ("E.U. GDPR") and the U.K. General Data Protection Regulation ("U.K. GDPR," and collectively the "GDPR"), both of which impose stringent data protection requirements, provide for costly penalties for noncompliance (up to the greater of (a) €20 million under the "E.U. GDPR" or £17.5 million under the "U.K. GDPR," and (b) 4% of annual worldwide turnover), and confer the right upon data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations.

The GDPR requires, among other things, that personal data be transferred outside of the E.U. (or, in the case of the U.K. GDPR, the U.K.) to the United States and other jurisdictions only where adequate safeguards are implemented or a derogation applies. In practice, we rely on standard contractual clauses approved under the GDPR to carry out such transfers and to receive personal data subject to the GDPR (directly or indirectly) in the United States. In addition, with respect to the personal data that we process on behalf of our customers, we self-certified to the E.U.-U.S. Data Privacy Framework ("E.U.-U.S. DPF"), which has been approved for transfers of personal data subject to the GDPR to the United States. The E.U.-U.S. DPF has been recognized as adequate under the E.U. law to allow transfers of personal data from the E.U. to companies in the U.S. that have self-certified to the framework. However, the E.U.-U.S. DPF may be subject to legal challenge, which could cause the legal requirements for data transfers from the E.U. to be uncertain.

Among other effects, we may experience additional costs associated with increased compliance burdens, reduced demand for our offerings from current or prospective customers in the European Economic Area ("EEA"), Switzerland, and the U.K. (collectively, "Europe") to use our products, on account of the risks identified in the Schrems II decision, and we may find it necessary or desirable to make further changes to our processing of personal data of European residents. The regulatory environment applicable to the handling of European residents' personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs. Moreover, much like with Schrems II, we anticipate future legal challenges to the approved data transfer mechanisms between Europe and the United States, including a challenge to the E.U.-U.S. DPF. Such legal challenges could result in additional legal and regulatory risk, compliance costs, and in our business, operating results, and financial condition being harmed.

We are also subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"). The CCPA requires, among other things, covered companies to provide enhanced disclosures to California consumers and to afford such consumers certain rights regarding their personal data, including the right to opt out of data sales for targeted advertising, and creates a private right of action to individuals affected by a data breach, if the breach was caused by a lack of reasonable security. The effects of the CCPA have been significant, requiring us to modify our data processing practices and policies and to incur substantial costs and expenses for compliance. Moreover, additional state privacy laws have been passed and will require potentially substantial efforts to obtain compliance. These include laws enacted in at least 19 states, and six other states have active privacy bills pending in state legislative processes.

We may also from time to time be subject to obligations relating to personal data by contract, or face assertions that we are subject to self-regulatory obligations or industry standards. Additionally, the Federal Trade Commission and many state attorneys general are more regularly bringing enforcement actions in connection with federal and state consumer protection laws for false or deceptive acts or practices in relation to the online collection, use, dissemination, and security of personal data. Internationally, data localization laws may mandate that personal data collected in a foreign country be processed and stored within that country.

We and our customers may face risk of enforcement actions by regulators or data protection authorities, private litigation and adverse publicity including reputational damage and loss of customer confidence for alleged violations of any of the foregoing obligations. Any such claims could result in substantial costs, ongoing remedial, audit and reporting obligations, and diversion of resources, and distract management and technical personnel. These potential liabilities and enforcement actions could also have an overall negative effect on our business, operating results, and financial condition. The amount and scope of insurance we maintain may not cover all types of claims that may arise.

New legislation affecting the scope of personal data and personal information where we or our customers and partners have operations, especially relating to classification of Internet Protocol ("IP") addresses, machine identification, AI and machine learning, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing or uses of data, and may require significant expenditures and efforts in order to comply. Notably, public perception of potential privacy, data protection, or information security concerns—whether or not valid—may harm our reputation and inhibit adoption of our products and subscriptions by current and future end-customers. Each of these laws and regulations, and any changes to these laws and regulations, or new laws and regulations, could impose significant limitations, or require changes to our business model or practices or growth strategy, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

Tax, Accounting, Compliance, and Regulatory Risks

We may have exposure to tax liabilities that are greater than anticipated.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and various other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws, regulations, and policies, including in an effort to raise additional tax revenue. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed or acquired technology or determining the proper charges for intercompany arrangements, which could increase our worldwide effective tax rate, harm our financial position and operating results, and have a negative effect on our cash flow. For example, beginning in fiscal 2023, we were required to capitalize and amortize research and development expenses as required by the Tax Cuts and Jobs Act. As a result of this change and our increased profitability, we have paid significantly more U.S. cash taxes during fiscal 2024 and we expect our cash tax payments to increase in future periods. Some tax authorities of jurisdictions other than the United States may seek to assert extraterritorial taxing rights on our transactions or operations. It is possible that domestic or international tax authorities may subject us to tax examinations, or audits, and such tax authorities may disagree with certain positions we have taken, and any adverse outcome of such an examination, review or audit could result in additional tax liabilities and penalties and otherwise have a negative effect on our financial position, operating results, and cash flow. Further, the determination of our worldwide provision for or benefit from income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws, regulations, policies, or decisions in the United States or in the other jurisdictions in which we operate.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported on our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. For more information, refer to the section entitled "Critical Accounting Estimates" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report on Form 10-K. In general, if our estimates, judgments or assumptions relating to our critical accounting policies change or if actual circumstances differ from our estimates, judgments or assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

If we are unable to assert that our internal controls are effective, our independent registered public accounting firm may not be able to formally attest to the effectiveness of our internal control over financial reporting. If, in the future, our chief executive officer, chief financial officer, or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits, or other adverse actions requiring us to incur defense costs, pay fines, settlements, or judgments, causing investor perceptions to be adversely affected and potentially resulting in a decline in the market price of our stock.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning ESG matters, both in the United States and internationally. We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters in our annual ESG Report, on our website, in our filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. We could fail to achieve, or be perceived to fail to achieve, our ESG-related initiatives, goals, or commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. To the extent that our required and voluntary disclosures about ESG matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation, result in ESG-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

In addition, we are or may become subject to various new and proposed climate-related and other sustainability-related laws and regulations, including, for example, the E.U.'s Corporate Sustainability Reporting Directive. Additional regulation may require us to incur significant additional costs associated with increased compliance burdens, including the implementation of additional internal controls processes and procedures, and impose increased oversight obligations on our management and board of directors, as well as require us to retain third-party experts. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines or litigation, which could negatively impact our business, operating results or financial condition.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, privacy, data security, and data-protection laws, anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act), import/export controls, federal securities laws, and tax laws and regulations. These laws and regulations may also impact our innovation and business drivers in developing new and emerging technologies (e.g., AI and machine learning). In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation resulting from any alleged noncompliance, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions, litigation, and sanctions could harm our business, operating results, and financial condition.

Risks Related to Our Notes and Common Stock

We may not have the ability to raise the funds necessary to settle conversions of our Notes, repurchase our Notes upon a fundamental change, or repay our Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of our Notes.

In June 2020, we issued our 0.375% Convertible Senior Notes due 2025 (the "2025 Notes"). We will need to make cash payments (a) if holders of our 2025 Notes require us to repurchase all, or a portion of, their 2025 Notes upon the occurrence of a fundamental change (e.g., a change of control of Palo Alto Networks, Inc.) before the maturity date, (b) upon conversion of our 2025 Notes, or (c) to repay our 2025 Notes in cash at their maturity unless earlier converted or repurchased. Effective August 1, 2024 through October 31, 2024, all of the 2025 Notes are convertible. If all of the note holders decided to convert their 2025 Notes, we would be obligated to pay the $1.0 billion principal amount of the 2025 Notes in cash. Under the terms of the 2025 Notes, we also have the option to settle the amount of our conversion obligation in excess of the aggregate principal amount of the 2025 Notes in cash or shares of our common stock. If our cash provided by operating activities, together with our existing cash, cash equivalents, and investments, and existing sources of financing, are inadequate to satisfy these obligations, we will need to obtain third-party financing, which may not be available to us on commercially reasonable terms or at all, to meet these payment obligations.

In addition, our ability to repurchase or to pay cash upon conversion of our 2025 Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase our 2025 Notes at a time when the repurchase is required by the applicable indenture governing such 2025 Notes or to pay cash upon conversion of such 2025 Notes as required by the applicable indenture would constitute a default under the indenture. A default under the applicable indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase our 2025 Notes or to pay cash upon conversion of our 2025 Notes.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on our Notes when due.

We and our subsidiaries may incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, that could have the effect of diminishing our ability to make payments on our 2025 Notes when due.

The market price of our common stock historically has been volatile, and the value of an investment in our common stock could decline.

The market price of our common stock has historically been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and unrelated to our business, operating results, or financial condition. These fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to:

- announcements of new products, subscriptions or technologies, commercial relationships, strategic partnerships, acquisitions, or other events by us or our competitors;
- price and volume fluctuations in the overall stock market from time to time;
- news announcements that affect investor perception of our industry, including reports related to the discovery of significant cyberattacks;
- significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;
- fluctuations in the trading volume of our shares or the size of our public float;
- actual or anticipated changes in our operating results or fluctuations in our operating results;
- whether our operating results meet the expectations of securities analysts or investors;
- actual or anticipated changes in the expectations of securities analysts or investors, whether as a result of our forward-looking statements, our failure to meet such expectations or otherwise;
- inaccurate or unfavorable research reports about our business and industry published by securities analysts or reduced coverage of our company by securities analysts;
- litigation involving us, our industry, or both;
- actions instituted by activist shareholders or others;
- regulatory developments in the United States, foreign countries, or both;
- major catastrophic events;
- sales or repurchases of large blocks of our common stock or substantial future sales by our directors, executive officers, employees, and significant stockholders;
- departures of key personnel; or
- geopolitical or economic uncertainty around the world.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Securities litigation could result in substantial costs, divert our management's attention and resources from our business, and have a material adverse effect on our business, operating results, and financial condition.

The convertible note hedge and warrant transactions may affect the value of our common stock.

In connection with the sale of our 2025 Notes, we entered into convertible note hedge transactions (the "2025 Note Hedges") with certain counterparties. In connection with each such sale of the 2025 Notes, we also entered into warrant transactions with the counterparties pursuant to which we sold warrants (the "2025 Warrants") for the purchase of our common stock. The 2025 Note Hedges for our 2025 Notes are generally expected to reduce the potential dilution to our common stock upon any conversion of our 2025 Notes. The 2025 Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock exceeds the applicable strike price of the 2025 Warrants unless, subject to certain conditions, we elect to cash settle such 2025 Warrants.

The applicable counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the outstanding 2025 Notes (and are likely to do so during any applicable observation period related to a conversion of our 2025 Notes). This activity could also cause or prevent an increase or a decrease in the market price of our common stock or our 2025 Notes, which could affect a note holder's ability to convert its 2025 Notes and, to the extent the activity occurs during any observation period related to a conversion of our 2025 Notes, it could affect the amount and value of the consideration that the note holder will receive upon conversion of our 2025 Notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of our 2025 Notes or our common stock. In addition, we do not make any representation that the counterparties or their respective affiliates will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans, the conversion of our Notes or exercise of the related Warrants, or otherwise will dilute stock held by all other stockholders.

Our amended and restated certificate of incorporation authorizes us to issue up to 1.0 billion shares of common stock and up to 100.0 million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans, the conversion of our 2025 Notes, the settlement of our 2025 Warrants, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.

As of July 31, 2024, we had $500.0 million available under our share repurchase program. On August 15, 2024, our board of directors authorized a $500.0 million increase to our share repurchase program, bringing the total remaining authorization for future share repurchases to $1.0 billion. The repurchase authorization will expire on December 31, 2025, and may be suspended or discontinued at any time without prior notice. Although our board of directors has authorized a share repurchase program, we are not obligated to repurchase any specific dollar amount or to acquire any specific number of shares under the program. The share repurchase program could affect the price of our common stock, increase volatility, and diminish our cash reserves. In addition, the program may be suspended or terminated at any time, which may result in a decrease in the price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, stockholders may only receive a return on their investments in our common stock if the market price of our common stock increases.

Our charter documents and Delaware law, as well as certain provisions contained in the indentures governing our Notes, could discourage takeover attempts and lead to management entrenchment, which could also reduce the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with three-year staggered terms;
- authorize our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
- provide our board of directors with the exclusive right to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director;
- prohibit our stockholders from taking action by written consent;
- specify that special meetings of our stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors;
- require the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws;
- authorize our board of directors to amend our bylaws by majority vote; and
- establish advance notice procedures with which our stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for our stockholders to replace members of our board of directors, which is responsible for appointing the members of management. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. Additionally, certain provisions contained in the indenture governing our 2025 Notes could make it more difficult or more expensive for a third party to acquire us. The application of Section 203 or certain provisions contained in the indenture governing our 2025 Notes also could have the effect of delaying or preventing a change in control of us. Any of these provisions could, under certain circumstances, depress the market price of our common stock.

General Risk Factors

Our business is subject to the risks of earthquakes, fire, power outages, floods, health risks, and other catastrophic events, and to interruption by man-made problems, such as terrorism.

Both our corporate headquarters and the location where our products are manufactured are located in the San Francisco Bay Area, a region known for seismic activity. In addition, other natural disasters, such as fire or floods, a significant power outage, telecommunications failure, terrorism, an armed conflict, cyberattacks, epidemics and pandemics such as COVID-19, or other geopolitical unrest could affect our supply chain, manufacturers, logistics providers, channel partners, end-customers, or the economy as a whole, and such disruption could impact our shipments and sales. These risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, the loss of customers, or the delay in the manufacture, deployment, or shipment of our products, our business, financial condition, and operating results would be adversely affected.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products and subscriptions could reduce our ability to compete and could harm our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features to enhance our portfolio, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we engage in future debt financings, the holders of such additional debt would have priority over the holders of our common stock. Current and future indebtedness may also contain terms that, among other things, restrict our ability to incur additional indebtedness. In addition, we may be required to take other actions that would otherwise be in the interests of the debt holders and would require us to maintain specified liquidity or other ratios, any of which could harm our business, operating results, and financial condition. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As a global cybersecurity provider, cybersecurity risk management is an integral part of our overall enterprise risk management program. We recognize the critical importance that a strong cybersecurity risk management program plays in maintaining the trust and confidence of our customers, end users, business partners, stockholders and employees. We have established processes and procedures for identifying, evaluating, and responding to risks from cybersecurity threats, including any potential unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems, data, or information assets.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program includes written policies, standards, and procedures for maintaining data privacy, product security and information security to mitigate cybersecurity risks, and to identify, evaluate and respond to cybersecurity threats, vulnerabilities and incidents. Our cybersecurity risk management program and strategy is implemented across several areas, which include, but are not limited to, the following:

- *Information Security.* We maintain a written information security program, which provides for policies, standards, guidelines, and administrative, technical and physical safeguards that we believe are reasonably designed, in light of the nature, size and complexity of our operations, to protect the resiliency of our operations and the confidentiality, integrity, and availability of our information systems, data, and information assets. The organizational, administrative and technical measures we implement are based on recognized security frameworks established by the National Institute of Standards and Technology, security measures aligned with the ISO/IEC 27000 series of standards, and other generally recognized industry standards. The program is assessed regularly and in light of new and emerging cybersecurity risks.

- *Technical Safeguards and Product Security.* We deploy and maintain a variety of technologies to prevent and detect cybersecurity threats across the network, endpoint and cloud. We also apply security-by-design principles in our software development lifecycle, track vulnerabilities of open-source software, and run internal and external network scans at least weekly and after any meaningful change in our network configuration. We conduct regular application security assessments, including our assessments for internet-facing applications that collect, transmit, or display end user data. We also employ tooling in certain areas to help prevent deviations from policy.

- *Incident Response and Reporting.* We maintain incident response and recovery protocols to enable prompt, effective and orderly identification, evaluation, management, and disposition of actual and potential security threats and incidents, including for purposes of escalation and internal and external-notification steps. We maintain a cross-functional incident response team, including senior representatives from information security, information technology, product, legal, privacy, communications and accounting, that is involved in assessing cybersecurity threats and incidents, assigning severity levels, and evaluating the potential impact, including the potential impact on our business strategy, results of operations and financial condition. This allows for prompt direction of appropriate personnel and resources for incident management and response, and internal notification to appropriate members of management, which may include our chief executive officer, chief product officer, chief information security officer, general counsel, chief financial officer, and/or chief accounting officer, and the security committee of our board of directors (the "Security Committee"). The protocols also establish steps designed to publicly report and/or alert external stakeholders as and when required by applicable law or otherwise determined appropriate.

- *Third-Party Risk Management.* We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by certain third parties, including vendors, service providers, suppliers, operations parties, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. This includes a security process to conduct due diligence prior to engaging contractors and vendors and assess the security capabilities of subcontractors and vendors on a periodic basis.

- *Risk and Readiness Assessments.* We engage in at least quarterly assessments and testing of the effectiveness of our cybersecurity risk management program and incident response protocols that are designed to identify and evaluate vulnerabilities and weaknesses, address cybersecurity threats and test our readiness to respond to cybersecurity incidents. These efforts include, but are not limited to, threat modeling, vulnerability scans, penetration testing, audits, and tabletop exercises. We regularly engage third parties to perform assessments on our cybersecurity measures, such as audits and independent reviews of our compliance with various security compliance standards, including those established by the American Institute of Certified Public Accountants, operating effectiveness and penetration tests. The results of such assessments are reported to management and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

- *Awareness and Training.* We provide regular training for educating employees about corporate policies and procedures and information security designed to provide our employees with knowledge of best practices and effective tools for safeguarding our data and assets and reducing security risks based on the human threat vector. Our information security compliance training, data protection training, and code of conduct training is mandatory for all employees.

- ***Governance.*** As discussed in more detail below under the heading, "Cybersecurity Governance," our board of directors' has delegated oversight of enterprise security risk management, including, but not limited to, cybersecurity risk management to the Security Committee. As part of our cybersecurity risk management procedures, senior members of management and the Security Committee are informed regarding security events based on established reporting thresholds, and are provided ongoing updates regarding any such meaningful threat or incident.

We have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially impacted or are reasonably likely to materially impact us, including our business strategy, results of operations, or financial condition, to date. However, we face ongoing and increasing cybersecurity risks, including from threat actors that are becoming more sophisticated and effective over time, and we can provide no assurance that there will not be incidents in the future or that past or future threats or incidents will not materially affect us, including our business strategy, results of operations, or financial conditions. For additional information regarding these risks, please refer to Part I, Item 1A, "Risk Factors," in this Form 10-K, including, but not limited to, the risk factor entitled "*A network or data security incident may allow unauthorized access to our network or data, harm our reputation, create additional liability, and adversely impact our financial results*."

Cybersecurity Governance

The Security Committee, which is composed of all of our independent directors, facilitates our board of directors' responsibility for oversight of security matters, including product security, data security, cybersecurity, security risk management, risk exposure and related controls and enterprise risk management related to these risks. The Security Committee reports regularly to the Board following meetings of the Security Committee with respect to its review and assessment of security matters and other matters that are relevant to the Security Committee's discharge of its responsibilities. The Security Committee meets quarterly to review with our chief information security officer and other members of management, which may include our chief executive officer, chief product officer, chief financial officer, and general counsel, our cybersecurity programs, cybersecurity risks, mitigation or remediation strategies, and other matters impacting the committee's responsibilities.

Management is responsible for day-to-day risk management activities, including identifying, assessing and managing our exposure to cybersecurity risks, establishing processes and procedures to ensure that potential cybersecurity risk exposures are monitored, implementing appropriate mitigation or remediation measures as needed, and maintaining cybersecurity risk management programs. Our chief information security officer is responsible for defining, overseeing, managing, implementing, and reviewing compliance with the information security programs described above under the heading "Cybersecurity Risk Management and Strategy." Our chief information security officer receives regular reports from our information security team and monitors the prevention, detection, and mitigation or remediation of cybersecurity risks. In addition, as described in further detail above under the heading "Cybersecurity Risk Management and Strategy," a cross functional team is involved in assessing and managing the risks from cybersecurity threats and incidents, and reporting information about risks to the Security Committee.

Our information security team consists of dedicated personnel who are experienced information systems security professionals and information security managers with many years of experience across a variety of technology sub-specialties. In particular, our chief information security officer has extensive experience in the management of cybersecurity risk management programs, having served in various roles in information technology and security for over 20 years, including having previously served as the chief security officer of two other publicly traded technology companies. In addition, six of the ten members of our board of directors have expertise in overseeing cybersecurity and information security management.

Item 2. Properties

Our corporate headquarters is located in Santa Clara, California, where we lease approximately 941,000 square feet of space under three lease agreements that expire in July 2028, with options to extend the lease terms through July 2046. We also lease space for personnel around the world, including Israel and India. In addition, we provide our cloud-based subscription offerings through data centers operated under co-location arrangements in the United States, Europe, and Asia. Refer to Note 11. Leases in Part II, Item 8 of this Annual Report on Form 10-K for more information on our operating leases. Additionally, we own 10.4 acres of land adjacent to our headquarters in Santa Clara, California, which we intend to develop to accommodate future expansion, the speed of which development has been slowed due to the current environment.

We believe that our current facilities are adequate to meet our current needs. We intend to expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Item 3. Legal Proceedings

The information set forth under the "Litigation" subheading in Note 12. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, $0.0001 par value per share, is traded on the Nasdaq Global Select Market under the symbol "PANW." Prior to October 22, 2021, our common stock traded on the New York Stock Exchange under the symbol "PANW."

Holders of Record

As of August 19, 2024, there were 502 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Recent Sales of Unregistered Equity Securities

During the three months ended July 31, 2024, holders of the 2025 Notes converted $199.6 million in aggregate principal amount of the 2025 Notes, which we repaid in cash. We also issued 1.3 million shares of our unregistered common stock to the holders of the 2025 Notes for the conversion value in excess of the principal amount. These shares of our common stock were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act").

Additionally, during the three months ended July 31, 2024, we issued a total of 12,841 shares of our unregistered common stock in connection with certain of our acquisitions (the "Transactions").The Transactions did not involve any underwriters, any underwriting discounts or commissions, or any public offering. The issuances of the securities pursuant to the Transactions were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Act and Rule 506 of Regulation D promulgated thereunder.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2019, we announced that our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. In December 2020, August 2021, August 2022, and November 2023, we announced additional $700.0 million, $676.1 million, $915.0 million, and $316.7 million increases to this share repurchase program, respectively, bringing the total authorization to $3.6 billion, with $500.0 million remaining as of July 31, 2024. The expiration date of this repurchase authorization was extended to December 31, 2024, and our repurchase program may be suspended or discontinued at any time. Repurchases under our program are to be made at management's discretion on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. During the three months ended July 31, 2024, we did not repurchase any shares pursuant to our share repurchase program.

Between May 1, 2024 and May 31, 2024, June 1, 2024 and June 30, 2024, and July 1, 2024 and July 31, 2024, shares of restricted stock were delivered by certain employees upon vesting of equity awards to satisfy tax withholding requirements. The average value of shares delivered to satisfy tax withholding requirements during these periods were $308.10 per share, $317.02 per share, and $330.89 per share, respectively. The number of shares delivered to satisfy tax withholding requirements during these periods was not significant.

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any filing of Palo Alto Networks, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This performance graph compares the cumulative total return on our common stock with that of the Nasdaq 100 Index, the Standard & Poor's 500 Index, and the Standard & Poor's 500 Information Technology Index for the five years ended July 31, 2024. This performance graph assumes $100 was invested on July 31, 2019, in each of the common stock of Palo Alto Networks, Inc., the Nasdaq 100 Index, the Standard & Poor's 500 Index, and the Standard & Poor's 500 Information Technology Index, and assumes the reinvestment of any dividends. The stock price performance on this performance graph is not necessarily indicative of future stock price performance.

Palo Alto Networks, Inc. Comparison of Total Return Performance



Company/Index		7/31/2019		7/31/2020		7/31/2021		7/31/2022		7/31/2023		7/31/2024
Palo Alto Networks, Inc.	$	100.00	$	112.97	$	176.15	$	220.31	$	331.01	$	430.03
Nasdaq 100 Index	$	100.00	$	140.37	$	193.97	$	169.14	$	207.66	$	257.35
S&P 500 Index	$	100.00	$	111.96	$	152.76	$	145.67	$	164.63	$	201.10
S&P 500 Information Technology Index	$	100.00	$	138.91	$	194.51	$	183.79	$	233.14	$	315.19

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The following discussion and analysis contains forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those anticipated or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K, and in particular, the risks discussed under the caption "Risk Factors" in Part I, Item 1A of this report.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is organized as follows:

- **Overview.** A discussion of our business and overall analysis of financial and other highlights in order to provide context for the remainder of MD&A.
- **Key Financial Metrics.** A summary of our U.S. GAAP and non-GAAP key financial metrics, which management monitors to evaluate our performance.
- **Results of Operations.** A discussion of the nature and trends in our financial results and an analysis of our financial results comparing fiscal 2024 to fiscal 2023. For discussion and analysis related to our financial results comparing fiscal 2023 to 2022, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for fiscal 2023, which was filed with the Securities and Exchange Commission on September 1, 2023.
- **Liquidity and Capital Resources.** An analysis of changes on our balance sheets and cash flows, and a discussion of our financial condition and our ability to meet cash needs.
- **Critical Accounting Estimates.** A discussion of our accounting policies that require critical estimates, assumptions, and judgments.
- **Recent Accounting Pronouncements.** A discussion of expected impacts of impending accounting changes on financial information to be reported in the future.

Overview

We empower enterprises, organizations, service providers, and government entities to protect themselves against today's most sophisticated cyber threats. Our cybersecurity platforms and services help secure enterprise users, networks, clouds, and endpoints by delivering comprehensive cybersecurity backed by AI and automation. A key element of our strategy is to help our customers simplify their security architectures through consolidating disparate point products. We execute on this strategy by developing our capabilities and packaging our offerings into platforms which are able to cover many of our customers' needs in the markets in which we operate. Our platformization strategy combines various products and services into a tightly integrated architecture and makes security faster, less complex, and more cost-effective. We focus on delivering value in four sectors of the cybersecurity industry:

Network Security:

- Our network security platform, designed to deliver complete zero trust solutions to our customers, includes our hardware and software ML-Powered Next-Generation Firewalls, AI Runtime Security, as well as a cloud-delivered SASE. Prisma® Access, our SSE solution, when combined with Prisma SD-WAN, provides a comprehensive single-vendor SASE offering that is used to secure remote workforces and securely enable the cloud-delivered branch. Our network security platform also includes our cloud-delivered security services, such as Advanced Threat Prevention, Advanced WildFire®, Advanced URL Filtering, Advanced DNS Security, IoT/OT Security, GlobalProtect®, Enterprise DLP, AIOps, SaaS Security, and AI Access Security. Through these add-on security services, our customers are able to secure their content, applications, users, and devices across their entire organization. Strata Cloud Manager, our network security management solution, can centrally manage our network security platform irrespective of form factor, location, or scale. Strata Cloud Manager includes the Strata Copilot which provides a natural language interface to simplify and accelerate platform management.

Cloud Security:

- We deliver scalable and comprehensive security across the cloud application development lifecycle through our Code to Cloud™ platform, Prisma Cloud. As a comprehensive CNAPP, Prisma Cloud secures multi- and hybrid-cloud environments for applications, data, GenAI ecosystem, and the entire cloud native technology stack across the full development lifecycle, from code to cloud. We also offer our VM-Series and CN-Series virtual firewalls for inline network security on multi- and hybrid-cloud environments.

Security Operations:

- We deliver the next generation of security operations capabilities that combine security analytics, endpoint security, automation, and ASM solutions through our Cortex platform. These include Cortex XSIAM, our AI-driven security operations platform, Cortex XDR® for the prevention, detection, and response to complex cybersecurity attacks, Cortex XSOAR® for SOAR, and Cortex Xpanse™ for ASM. These products are delivered as SaaS or software subscriptions.

Threat Intelligence and Advisory Services (Unit 42):

- Unit 42 brings together world-renowned threat researchers with an elite team of incident responders and security consultants to create an intelligence-driven, response-ready organization to help customers manage cyber risk. Our consultants serve as trusted advisors to our customers by assessing and testing their security controls against the right threats, transforming their security strategy with a threat-informed approach, and responding to security incidents on behalf of our clients. Additionally, Unit 42 offers managed detection and response and managed threat hunting services.

For fiscal 2024 and 2023, total revenue was $8.0 billion and $6.9 billion, respectively, representing year-over-year growth of 16.5%. Our growth reflects the increased adoption of our portfolio, which consists of product, subscriptions, and support. We believe our portfolio will enable us to benefit from recurring revenues and new revenues as we continue to grow our end-customer base. As of July 31, 2024, we had end-customers in over 180 countries. Our end-customers represent a broad range of industries, including education, energy, financial services, government entities, healthcare, Internet and media, manufacturing, public sector, and telecommunications, and include almost all of the Fortune 100 companies and a majority of the Global 2000 companies. We maintain a field sales force that works closely with our channel partners in developing sales opportunities. We primarily use a two-tiered, indirect fulfillment model whereby we sell our products, subscriptions, and support to our distributors, which, in turn, sell to our resellers, which then sell to our end-customers.

Our product revenue grew to $1.6 billion or 20.0% of total revenue for fiscal 2024, representing year-over-year growth of 1.6%. Product revenue is derived from sales of our appliances, primarily our ML-Powered Next-Generation Firewall. Product revenue also includes revenue derived from software licenses of Panorama®, SD-WAN, and the VM-Series. Our ML-Powered Next-Generation Firewall incorporates our PAN-OS operating system, which provides a consistent set of capabilities across our entire network security product line. Our appliances and software licenses include a broad set of built-in networking and security features and functionalities. Our products are designed for different performance requirements throughout an organization, ranging from our PA-410, which is designed for small organizations and remote or branch offices, to our top-of-the-line PA-7500, which is designed for large-scale data centers and service provider use. The same firewall functionality that is delivered in our physical appliances is also available in our VM-Series virtual firewalls, which secure virtualized and cloud-based computing environments, and in our CN-Series container firewalls, which secure container environments and traffic.

Our subscription and support revenue grew to $6.4 billion or 80.0% of total revenue for fiscal 2024, representing year-over-year growth of 20.9%. Our subscriptions provide our end-customers with near real-time access to the latest antivirus, intrusion prevention, web filtering, modern malware prevention, data loss prevention, CASB and AI security capabilities across the network, endpoints, and the cloud. When customers purchase our physical, virtual, or container firewall appliances, or certain cloud offerings, they typically purchase support in order to receive ongoing security updates, upgrades, bug fixes, and repairs. In addition to the subscriptions purchased with these appliances, customers may also purchase other subscriptions on a per-user, per-endpoint, or capacity-based basis. We also offer professional services, including incident response, risk management, and digital forensic services.

We continue to invest in innovation as we evolve and further extend the capabilities of our portfolio, as we believe that innovation and timely development of new features and products are essential to meeting the needs of our end-customers and improving our competitive position. During fiscal 2024, we introduced several new offerings, including: Prisma Cloud Darwin release with newly integrated Code to Cloud intelligence capabilities, PAN-OS 11.2 Quasar, Cortex XSIAM 2.0, new Cortex XSIAM features, Prisma SASE 3.0, and Precision AI™. Additionally, we acquired productive investments that fit well within our long-term strategy. For example, in December 2023, we acquired Dig, which we expect will enhance our Prisma Cloud capabilities with a DSPM solution that is intended to provide customers with visibility into, and secure data stored across, their multi-cloud environments; and we acquired Talon, which will support Prisma SASE's approach to provide secure access to business applications for unmanaged and personal devices with an enterprise browser. In May 2024, we announced an expanded partnership with International Business Machines Corporation ("IBM") to deliver AI-powered security outcomes for customers, as part of which we agreed to acquire IBM's QRadar SaaS assets, including QRadar intellectual property rights, customer relationships and customer contracts. On August 31, 2024, we completed the acquisition of IBM's QRadar SaaS assets and we expect the acquisition will help accelerate the growth of our Cortex XSIAM business.

We believe that the growth of our business and our short-term and long-term success are dependent upon many factors, including our ability to extend our technology leadership, grow our base of end-customers, expand deployment of our portfolio and support offerings within existing end-customers, focus on end-customer satisfaction, and address any product vulnerabilities. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results. For additional information regarding the challenges and risks we face, see the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K.

Impact of Macroeconomic Developments and Other Factors on Our Business

Our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Worsening economic conditions, including inflation, higher interest rates, slower growth, fluctuations in foreign exchange rates, supply chain disruptions, and other conditions, may adversely affect our results of operations and financial performance.

The hostilities in Israel and the surrounding region have increased the levels of economic and political uncertainty. While we have business operations in Israel, and intend to continue growing our presence in Israel, we currently do not expect significant business disruption. We are actively monitoring, evaluating, and responding to the developing situation.

We are also monitoring the impact of inflationary pressures and the tensions between China and Taiwan, and between the U.S. and China, which could have an adverse impact on our business or results of operations in future periods.

Key Financial Metrics

We monitor the key financial metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We discuss revenue, gross margin, and the components of operating income (loss) and margin below under "Results of Operations."

	July 31,	
	2024	**2023**
	(in millions)	
Total deferred revenue	$ 11,480.5	$ 9,296.4
Cash, cash equivalents, and investments	$ 6,752.0	$ 5,437.9

	Year Ended July 31,		
	2024	**2023**	**2022**
	(dollars in millions)		
Total revenue	$ 8,027.5	$ 6,892.7	$ 5,501.5
Total revenue year-over-year percentage increase	16.5%	25.3%	29.3%
Gross margin	74.3%	72.3%	68.8%
Operating income (loss)	$ 683.9	$ 387.3	$ (188.8)
Operating margin	8.5%	5.6 %	(3.4)%
Billings	$ 10,208.1	$ 9,194.4	$ 7,471.5
Billings year-over-year percentage increase	11.0%	23.1%	37.0%
Cash flow provided by operating activities	$ 3,257.6	$ 2,777.5	$ 1,984.7
Free cash flow (non-GAAP)	$ 3,100.8	$ 2,631.2	$ 1,791.9

- *Deferred Revenue.* Our deferred revenue primarily consists of amounts that have been invoiced but have not been recognized as revenue as of the period end. The majority of our deferred revenue balance consists of subscription and support revenue that is recognized ratably over the contractual service period. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods.

- **Billings.** We define billings as total revenue plus the change in total deferred revenue, net of acquired deferred revenue, during the period. We have considered billings to be a key metric used by management to manage our business. There are inherent limitations in using billings to evaluate our operating results as the variability in payment terms may cause fluctuation in billings. Beginning in the first fiscal quarter of 2025, billings will no longer be a key financial metric and will no longer be reported. We calculate billings in the following manner:

	Year Ended July 31,		
	2024	2023	2022
	(in millions)		
Billings:			
Total revenue	$ 8,027.5	$ 6,892.7	$ 5,501.5
Add: change in total deferred revenue, net of acquired deferred revenue	2,180.6	2,301.7	1,970.0
Billings	$ 10,208.1	$ 9,194.4	$ 7,471.5

- **Cash Flow Provided by Operating Activities.** We monitor cash flow provided by operating activities as a measure of our overall business performance. Our cash flow provided by operating activities is driven in large part by sales of our products and from up-front payments for subscription and support offerings. Monitoring cash flow provided by operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as share-based compensation costs, depreciation and amortization, thereby allowing us to better understand and manage the cash needs of our business.

- **Free Cash Flow (non-GAAP).** We define free cash flow, a non-GAAP financial measure, as cash provided by operating activities less purchases of property, equipment, and other assets. We consider free cash flow to be a profitability and liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after necessary capital expenditures. A limitation of the utility of free cash flow as a measure of our financial performance and liquidity is that it does not represent the total increase or decrease in our cash balance for the period. In addition, it is important to note that other companies, including companies in our industry, may not use free cash flow, may calculate free cash flow in a different manner than we do, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a comparative measure. A reconciliation of free cash flow to cash flow provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, is provided below:

	Year Ended July 31,		
	2024	2023	2022
	(in millions)		
Free cash flow (non-GAAP):			
Net cash provided by operating activities	$ 3,257.6	$ 2,777.5	$ 1,984.7
Less: purchases of property, equipment, and other assets	156.8	146.3	192.8
Free cash flow (non-GAAP)	$ 3,100.8	$ 2,631.2	$ 1,791.9
Net cash used in investing activities	$ (1,509.9)	$ (2,033.8)	$ (933.4)
Net cash used in financing activities	$ (1,343.1)	$ (1,726.3)	$ (806.6)

Results of Operations

The following table summarizes our results of operations for the periods presented and as a percentage of our total revenue for those periods based on our consolidated statements of operations data. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended July 31,					
	2024		**2023**		**2022**	
	Amount	**% of Revenue**	**Amount**	**% of Revenue**	**Amount**	**% of Revenue**
	(dollars in millions)					
Revenue:						
Product	$ 1,603.3	20.0%	$ 1,578.4	22.9%	$ 1,363.1	24.8%
Subscription and support	6,424.2	80.0%	5,314.3	77.1%	4,138.4	75.2%
Total revenue	8,027.5	100.0%	6,892.7	100.0%	5,501.5	100.0%
Cost of revenue:						
Product	348.2	4.3%	418.3	6.1%	455.5	8.3%
Subscription and support	1,711.0	21.4%	1,491.4	21.6%	1,263.2	22.9%
Total cost of revenue[(1)]	2,059.2	25.7%	1,909.7	27.7%	1,718.7	31.2%
Total gross profit	5,968.3	74.3%	4,983.0	72.3%	3,782.8	68.8%
Operating expenses:						
Research and development	1,809.4	22.5%	1,604.0	23.3%	1,417.7	25.8%
Sales and marketing	2,794.5	34.8%	2,544.0	36.9%	2,148.9	39.0%
General and administrative	680.5	8.5%	447.7	6.5%	405.0	7.4%
Total operating expenses[(1)]	5,284.4	65.8%	4,595.7	66.7%	3,971.6	72.2%
Operating income (loss)	683.9	8.5%	387.3	5.6 %	(188.8)	(3.4)%
Interest expense	(8.3)	(0.1)%	(27.2)	(0.4)%	(27.4)	(0.5)%
Other income, net	312.7	3.9%	206.2	3.0%	9.0	0.1%
Income (loss) before income taxes	988.3	12.3%	566.3	8.2 %	(207.2)	(3.8)%
Provision for (benefit from) income taxes	(1,589.3)	(19.8)%	126.6	1.8%	59.8	1.1%
Net income (loss)	$ 2,577.6	32.1%	$ 439.7	6.4 %	$ (267.0)	(4.9)%

[(1)] Includes share-based compensation as follows:

	Year Ended July 31,		
	2024	**2023**	**2022**
	(in millions)		
Cost of product revenue	$ 7.3	$ 9.8	$ 9.3
Cost of subscription and support revenue	121.0	123.4	110.2
Research and development	525.5	488.4	471.1
Sales and marketing	300.8	335.3	304.7
General and administrative	124.1	130.4	118.1
Total share-based compensation	$ 1,078.7	$ 1,087.3	$ 1,013.4

REVENUE

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized upon transfer of control of the corresponding promised products and subscriptions and support to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products and subscriptions and support. We expect our revenue to vary from quarter to quarter based on seasonal and cyclical factors.

PRODUCT REVENUE

Product revenue is derived from sales of our appliances, primarily our ML-Powered Next-Generation Firewall. Product revenue also includes revenue derived from software licenses of Panorama, SD-WAN, and the VM-Series. Our appliances and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license.

	Year Ended July 31,				Year Ended July 31,			
	2024	2023	Change		2023	2022	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Product	$ 1,603.3	$ 1,578.4	$ 24.9	1.6%	$ 1,578.4	$ 1,363.1	$ 215.3	15.8%

Product revenue increased for fiscal 2024 compared to fiscal 2023 driven by increased software revenue primarily due to our go-to-market strategy for certain Network Security offerings, and a change in mix shift within our new generation of hardware products, partially offset by decreased demand for our prior generation of hardware products.

SUBSCRIPTION AND SUPPORT REVENUE

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. Our subscription and support contracts are typically one to five years. We recognize revenue from subscriptions and support over time as the services are performed. As a percentage of total revenue, we expect our subscription and support revenue to vary from quarter to quarter and increase over the long term as we introduce new subscriptions, renew existing subscription and support contracts, and expand our installed end-customer base.

	Year Ended July 31,				Year Ended July 31,			
	2024	2023	Change		2023	2022	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Subscription	$ 4,188.5	$ 3,335.4	$ 853.1	25.6%	$ 3,335.4	$ 2,539.0	$ 796.4	31.4%
Support	2,235.7	1,978.9	256.8	13.0%	1,978.9	1,599.4	379.5	23.7%
Total subscription and support	$6,424.2	$ 5,314.3	$ 1,109.9	20.9%	$ 5,314.3	$ 4,138.4	$ 1,175.9	28.4%

Subscription and support revenue increased for fiscal 2024 compared to fiscal 2023 due to increased demand for our subscription and support offerings from our end-customers. The mix between subscription revenue and support revenue will fluctuate over time, depending on the introduction of new subscription offerings, renewals of support services, and our ability to increase sales to new and existing end-customers.

REVENUE BY GEOGRAPHIC THEATER

| | Year Ended July 31, | | Change | | Year Ended July 31, | | Change | |
| | 2024 | 2023 | | | 2023 | 2022 | | |
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Americas	$5,482.9	$ 4,719.9	$ 763.0	16.2%	$ 4,719.9	$3,802.6	$ 917.3	24.1%
Europe, the Middle East, and Africa ("EMEA")	1,602.0	1,359.6	242.4	17.8%	1,359.6	1,055.8	303.8	28.8%
Asia Pacific and Japan ("APAC")	942.6	813.2	129.4	15.9%	813.2	643.1	170.1	26.5%
Total revenue	$8,027.5	$6,892.7	$ 1,134.8	16.5%	$6,892.7	$ 5,501.5	$ 1,391.2	25.3%

Revenue from the Americas, EMEA and APAC increased year-over-year for fiscal 2024 as we continued to increase investment in our global sales force in order to support our growth and innovation. Our three geographic theaters had similar year-over-year revenue growth rates for fiscal 2024, with the Americas contributing the highest increase in revenue due to its larger scale.

COST OF REVENUE

Our cost of revenue consists of cost of product revenue and cost of subscription and support revenue.

COST OF PRODUCT REVENUE

Cost of product revenue primarily includes costs paid to our manufacturing partners for procuring components and manufacturing our products. Our cost of product revenue also includes personnel costs, which consist of salaries, benefits, bonuses, share-based compensation, and travel associated with our operations organization, amortization of intellectual property licenses, product testing costs, shipping and tariff costs, and shared costs. Shared costs consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount. We expect our cost of product revenue to fluctuate with our revenue from hardware products.

| | Year Ended July 31, | | Change | | Year Ended July 31, | | Change | |
| | 2024 | 2023 | | | 2023 | 2022 | | |
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Cost of product revenue	$ 348.2	$ 418.3	$ (70.1)	(16.8)%	$ 418.3	$ 455.5	$ (37.2)	(8.2)%

Cost of product revenue decreased for fiscal 2024 compared to fiscal 2023 primarily due to decreased demand for our prior generation of hardware products and lower costs largely driven by an easing of supply chain challenges, partially offset by a change in mix shift within our new generation hardware products.

COST OF SUBSCRIPTION AND SUPPORT REVENUE

Cost of subscription and support revenue includes personnel costs for our global customer support and technical operations organizations, data center and cloud hosting service costs, third-party professional services costs, amortization of acquired intangible assets and capitalized software development costs, customer support and repair costs, and shared costs. We expect our cost of subscription and support revenue to increase as our installed end-customer base grows and adoption of our cloud-based subscription offerings increases.

| | Year Ended July 31, | | Change | | Year Ended July 31, | | Change | |
| | 2024 | 2023 | | | 2023 | 2022 | | |
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Cost of subscription and support revenue	$ 1,711.0	$ 1,491.4	$ 219.6	14.7 %	$ 1,491.4	$ 1,263.2	$ 228.2	18.1%

Cost of subscription and support revenue increased for fiscal 2024 compared to fiscal 2023 primarily due to increased costs to support the growth of our subscription and support offerings. Cloud hosting service costs, which support our cloud-based subscription offerings, increased $116.0 million for fiscal 2024 compared to fiscal 2023. Personnel costs grew $48.2 million for fiscal 2024 compared to fiscal 2023, primarily due to headcount growth.

GROSS MARGIN

Gross margin has been and will continue to be affected by a variety of factors, including the introduction of new products, manufacturing costs, the average sales price of our products, cloud hosting service costs, personnel costs, the mix of products sold, and the mix of revenue between product and subscription and support offerings. Our virtual and higher-end firewall products generally have higher gross margins than our lower-end firewall products within each product series. We expect our gross margins to vary over time depending on the factors described above.

	Year Ended July 31,							
	2024			**2023**			**2022**	
	Amount	**Gross Margin**		**Amount**	**Gross Margin**		**Amount**	**Gross Margin**
	(dollars in millions)							
Product	$ 1,255.1	78.3%	$	1,160.1	73.5%	$	907.6	66.6%
Subscription and support	4,713.2	73.4%		3,822.9	71.9%		2,875.2	69.5%
Total gross profit	$ 5,968.3	74.3%	$	4,983.0	72.3%	$	3,782.8	68.8%

Product gross margin increased for fiscal 2024 compared to fiscal 2023 primarily due to increased software revenue and lower costs largely driven by an easing of supply chain challenges.

Subscription and support gross margin increased for fiscal 2024 compared to fiscal 2023 primarily due to our growth in subscription and support revenue, which outpaced the subscription and support costs.

OPERATING EXPENSES

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation, travel and entertainment, and with regard to sales and marketing expense, sales commissions. Our operating expenses also include shared costs, which consist of certain facilities, depreciation, benefits, recruiting, and information technology costs that we allocate based on headcount to each department. We expect operating expenses generally to increase in absolute dollars and to decrease over the long term as a percentage of revenue as we continue to scale our business. As of July 31, 2024, we expect to recognize approximately $2.0 billion of share-based compensation expense over a weighted-average period of approximately 2.6 years, excluding additional share-based compensation expense related to any future grants of share-based awards. Share-based compensation expense is generally recognized on a straight-line basis over the requisite service periods of the awards.

RESEARCH AND DEVELOPMENT

Research and development expense consists primarily of personnel costs. Research and development expense also includes prototype-related expenses and shared costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2024	**2023**			**2023**	**2022**		
	Amount	**Amount**	**Amount**	**%**	**Amount**	**Amount**	**Amount**	**%**
	(dollars in millions)							
Research and development	$ 1,809.4	$ 1,604.0	$ 205.4	12.8 %	$ 1,604.0	$ 1,417.7	$ 186.3	13.1%

Research and development expense increased for fiscal 2024 compared to fiscal 2023 primarily due to increased personnel costs, which grew $143.4 million, largely due to headcount growth. The remaining increase in research and development expense was further driven by increased shared costs.

SALES AND MARKETING

Sales and marketing expense consists primarily of personnel costs, including commission expense. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, professional services, and shared costs. We continue to strategically invest in headcount and have grown our sales presence. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations to grow our customer base, increase touch points with end-customers, and expand our global presence, although our sales and marketing expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2024	2023			2023	2022		
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Sales and marketing	$ 2,794.5	$ 2,544.0	$ 250.5	9.8%	$ 2,544.0	$ 2,148.9	$ 395.1	18.4%

Sales and marketing expense increased for fiscal 2024 compared to fiscal 2023 primarily due to increased personnel costs, which grew $117.3 million, largely due to headcount growth. The increase in sales and marketing expense was further driven by increased costs associated with sales and marketing events and go-to-market initiatives.

GENERAL AND ADMINISTRATIVE

General and administrative expense consists primarily of personnel costs and shared costs for our executive, finance, human resources, information technology, and legal organizations, and professional services costs, which consist primarily of legal, auditing, accounting, and other consulting costs. We expect general and administrative expense to increase in absolute dollars over time as we increase the size of our general and administrative organizations and incur additional costs to support our business growth, although our general and administrative expense may fluctuate as a percentage of total revenue.

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2024	2023			2023	2022		
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
General and administrative	$ 680.5	$ 447.7	$ 232.8	52.0%	$ 447.7	$ 405.0	$ 42.7	10.5%

General and administrative expenses increased for fiscal 2024 compared to fiscal 2023 primarily due to litigation-related charges of $204.4 million in fiscal 2024. Refer to Note 12. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information.

INTEREST EXPENSE

Interest expense primarily consists of interest expense related to our 0.75% Convertible Senior Notes due 2023 (the "2023 Notes") and our 0.375% Convertible Senior Notes due 2025 (the "2025 Notes," and together with "2023 Notes," the "Notes").

	Year Ended July 31,		Change		Year Ended July 31,		Change	
	2024	2023			2023	2022		
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Interest expense	$ 8.3	$ 27.2	$ (18.9)	(69.5)%	$ 27.2	$ 27.4	$ (0.2)	(0.7)%

Interest expense decreased for fiscal 2024 compared to fiscal 2023 primarily due to maturity of our 2023 Notes in July 2023 and early conversion of our 2025 Notes in fiscal 2024. Refer to Note 10. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Notes.

OTHER INCOME, NET

Other income, net includes interest income earned on our cash, cash equivalents, and investments, and gains and losses from foreign currency remeasurement and foreign currency transactions.

	Year Ended July 31,				Year Ended July 31,			
	2024	2023	Change		2023	2022	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Other income, net	$ 312.7	$ 206.2	$ 106.5	51.6%	$ 206.2	$ 9.0	$ 197.2	*

* Not meaningful

Other income, net increased for fiscal 2024 compared to fiscal 2023 primarily due to higher interest income as a result of higher interest rates and higher average cash, cash equivalents, and investments balance for fiscal 2024 compared to fiscal 2023.

PROVISION FOR (BENEFIT FROM) INCOME TAXES

Provision for (benefit from) income taxes consists primarily of U.S. taxes, foreign income taxes, and withholding taxes. We had a benefit from income taxes during fiscal 2024 primarily due to the release of our valuation allowance on U.S. federal, U.S. states other than California, and U.K. deferred tax assets. We continue to maintain a valuation allowance for California and certain deferred tax assets, including net operating loss carryforwards and certain domestic tax credits.

	Year Ended July 31,				Year Ended July 31,			
	2024	2023	Change		2023	2022	Change	
	Amount	Amount	Amount	%	Amount	Amount	Amount	%
	(dollars in millions)							
Provision for (benefit from) income taxes	$ (1,589.3)	$ 126.6	$ (1,715.9)	*	$ 126.6	$ 59.8	$ 66.8	111.7%
Effective tax rate	(160.8)%	22.4 %			22.4 %	(28.9)%		

* Not meaningful

Our benefit from income taxes in fiscal 2024 was $1.6 billion, a net change of $1.7 billion compared to a provision for income taxes of $126.6 million in fiscal 2023, primarily due to the release of our valuation allowance in fiscal 2024. This is also the primary driver of the change in our effective tax rate for fiscal 2024 compared to fiscal 2023. Refer to Note 15. Income Taxes in Part II, Item 8 of this Annual Report on Form 10-K for more information.

Liquidity and Capital Resources

	July 31,	
	2024	2023
	(in millions)	
Working capital[1]	$ (833.0)	$ (1,689.5)
Cash, cash equivalents, and investments:		
Cash and cash equivalents	$ 1,535.2	$ 1,135.3
Investments	5,216.8	4,302.6
Total cash, cash equivalents, and investments	$ 6,752.0	$ 5,437.9

[1] Current liabilities included net carrying amounts of convertible senior notes of $1.0 billion and $2.0 billion as of July 31, 2024 and 2023, respectively. Refer to Note 10. Debt in Part II, Item 8 of this Annual Report on Form 10-K for information on the Notes.

As of July 31, 2024, our total cash, cash equivalents, and investments of $6.8 billion were held for general corporate purposes. As of July 31, 2024, we had no unremitted earnings when evaluating our outside basis difference relating to our U.S. investment in foreign subsidiaries. However, there could be local withholding taxes due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes that would be payable upon remittance of these lower tier earnings are not material.

Beginning in fiscal 2023, we were required to capitalize and amortize research and development expenses as required by the Tax Cuts and Jobs Act. As a result of this change and our increased profitability, we have paid significantly more U.S. cash taxes during fiscal 2024 and we expect our cash tax payments to increase in future periods.

DEBT

In June 2020, we issued the 2025 Notes with an aggregate principal amount of $2.0 billion. The 2025 Notes mature on June 1, 2025; however, under certain circumstances, holders may surrender their 2025 Notes for conversion prior to the maturity date. Upon conversion of the 2025 Notes, we will pay cash equal to the aggregate principal amount of the 2025 Notes to be converted, and, at our election, we will pay or deliver cash and/or shares of our common stock for the amount of our conversion obligation in excess of the aggregate principal amount of the 2025 Notes being converted. During fiscal 2024, we repaid in cash $1.0 billion in aggregate principal amount of the 2025 Notes and issued 7.0 million shares of common stock to the holders for the conversion value in excess of the principal amount of the 2025 Notes converted, which were fully offset by shares we received from our exercise of the associated note hedges. Subsequent to July 31, 2024, through the filing date of this Annual Report on Form 10-K, $285.8 million in aggregate principal amount of the 2025 Notes was converted or had been submitted by the holders for conversion and will settle during the fiscal quarter ending October 31, 2024.

The sale price condition for the 2025 Notes was met during the fiscal quarter ended July 31, 2024, and as a result, holders may convert their 2025 Notes during the fiscal quarter ending October 31, 2024. If all of the holders convert their 2025 Notes during this period, we would be obligated to settle the $1.0 billion principal amount of the 2025 Notes in cash. We believe that our cash provided by operating activities, our existing cash, cash equivalents and investments, and existing sources of and access to financing will be sufficient to meet our anticipated cash needs should the holders choose to convert their 2025 Notes during the fiscal quarter ending October 31, 2024 or hold the 2025 Notes until maturity on June 1, 2025. As of July 31, 2024, $1.0 billion of our 2025 Notes remained outstanding. Refer to Note 10. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Notes.

In April 2023, we entered into a credit agreement (the "Credit Agreement") that provides for a $400.0 million unsecured revolving credit facility (the "Credit Facility"), with an option to increase the amount of the Credit Facility by up to an additional $350.0 million, subject to certain conditions. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals related to greenhouse gas emissions. As of July 31, 2024, there were no amounts outstanding, and we were in compliance with all covenants under the Credit Agreement. Refer to Note 10. Debt in Part II, Item 8 of this Annual Report on Form 10-K for more information on the Credit Agreement.

CAPITAL RETURN

In February 2019, our board of directors authorized a $1.0 billion share repurchase program. In December 2020, August 2021, August 2022, and November 2023, our board of directors authorized additional $700.0 million, $676.1 million, $915.0 million, and $316.7 million increases to this share repurchase program, respectively, bringing the total authorization under this share repurchase program to $3.6 billion. Repurchases will be funded from available working capital and may be made at management's discretion from time to time. As of July 31, 2024, $500.0 million remained available for future share repurchases under this repurchase program. On August 15, 2024, our board of directors authorized a $500.0 million increase to our share repurchase program, bringing the total remaining authorization for future share repurchases to $1.0 billion. The repurchase authorization will expire on December 31, 2025, and may be suspended or discontinued at any time without prior notice. Refer to Note 13. Stockholders' Equity in Part II, Item 8 of this Annual Report on Form 10-K for more information on this repurchase program.

LEASES AND OTHER MATERIAL CASH REQUIREMENTS

We have entered into various non-cancelable operating leases, primarily for our offices and data centers, with lease terms expiring through fiscal 2036. As of July 31, 2024, we have total operating lease obligations of $446.4 million recorded on our consolidated balance sheet.

As of July 31, 2024, our commitments to purchase products, components, cloud and other services totaled $4.8 billion. Refer to Note 12. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information on these commitments.

CASH FLOWS

The following table summarizes our cash flows for the years ended July 31, 2024, 2023, and 2022:

	Year Ended July 31,		
	2024	**2023**	**2022**
	(in millions)		
Net cash provided by operating activities	$ 3,257.6	$ 2,777.5	$ 1,984.7
Net cash used in investing activities	(1,509.9)	(2,033.8)	(933.4)
Net cash used in financing activities	(1,343.1)	(1,726.3)	(806.6)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 404.6	$ (982.6)	$ 244.7

Cash from operations could be affected by various risks and uncertainties detailed in Part I, Item 1A "Risk Factors" in this Form 10-K. We believe that our cash flow from operations with existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months and thereafter for the foreseeable future. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and subscription and support offerings, the costs to acquire or invest in complementary businesses and technologies, the costs to ensure access to adequate manufacturing capacity, the investments in our infrastructure to support the adoption of our cloud-based subscription offerings, the repayment obligations associated with our 2025 Notes, the continuing market acceptance of our products and subscription and support offerings and macroeconomic events. In addition, from time to time, we may incur additional tax liability in connection with certain corporate structuring decisions.

We may also choose to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition may be adversely affected.

OPERATING ACTIVITIES

Our operating activities have consisted of net income (losses) adjusted for certain non-cash items and changes in assets and liabilities. Our largest source of cash provided by our operations is receipts from our billings.

Cash provided by operating activities during fiscal 2024 was $3.3 billion, an increase of $480.1 million compared to fiscal 2023. The increase was primarily due to growth of our business as reflected by increases in collections during fiscal 2024, partially offset by higher cash expenditure to support our business growth.

INVESTING ACTIVITIES

Our investing activities have consisted of capital expenditures, net investment purchases, sales, and maturities, and business acquisitions. We expect to continue such activities as our business grows.

Cash used in investing activities during fiscal 2024 was $1.5 billion, a decrease of $523.9 million compared to fiscal 2023. The decrease was primarily due to a decrease in purchases of investments, partially offset by a decrease in proceeds from sales and maturities of investments and an increase in net cash payments for business acquisitions during fiscal 2024.

FINANCING ACTIVITIES

Our financing activities have consisted of repayments of our convertible senior notes, cash used to repurchase shares of our common stock, proceeds from sales of shares through employee equity incentive plans, and payments for tax withholding obligations of certain employees related to the net share settlement of equity awards.

Cash used in financing activities during fiscal 2024 was $1.3 billion, a decrease of $383.2 million compared to fiscal 2023. The decrease was primarily due to a decrease in repayments of our Notes, partially offset by an increase in cash used to repurchases of our common stock during fiscal 2024.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ materially from those estimates due to risks and uncertainties, including uncertainty in the current economic environment. To the extent that there are material differences between these estimates and our actual results, our future consolidated financial statements will be affected.

We believe that of our significant accounting policies described in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K, the critical accounting estimates, assumptions, and judgments that have the most significant impact on our consolidated financial statements are described below.

REVENUE RECOGNITION

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our appliances and software licenses have significant standalone functionalities and capabilities. Accordingly, these appliances and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

We establish standalone selling price using the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support). As our business offerings evolve over time, we may be required to modify our estimated standalone selling prices, and as a result the timing and classification of our revenue could be affected.

INCOME TAXES

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may impact the provision for income taxes in the period in which such determination is made.

MANUFACTURING PARTNER AND SUPPLIER LIABILITIES

We outsource most of our manufacturing, repair, and supply chain management operations to our EMS provider, which procures components and assembles our products based on our demand forecasts. These forecasts of future demand are based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions. We accrue costs for manufacturing purchase commitments in excess of our forecasted demand, including costs for excess components or for carrying costs incurred by our manufacturing partners and component suppliers. Actual component usage and product demand may be materially different from our forecast and could be caused by factors outside of our control, which could have an adverse impact on our results of operations. Through July 31, 2024, we have not accrued significant costs associated with this exposure.

LOSS CONTINGENCIES

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We accrue for loss contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

From time to time, we are involved in disputes, litigation, and other legal actions. However, there are many uncertainties associated with any litigation, and these actions or other third-party claims against us may cause us to incur substantial settlement charges, which are inherently difficult to estimate and could adversely affect our results of operations. The actual liability in any such matters may be materially different from our estimates, which could result in the need to adjust our liability and record additional expenses. Refer to the "Litigation" subheading in Note 12. Commitments and Contingencies in Part II, Item 8 of this Annual Report on Form 10-K for more information regarding our litigation.

Recent Accounting Pronouncements

Refer to "Recently Issued Accounting Pronouncements" in Note 1. Description of Business and Summary of Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and our expectation of their impact, if any, on our results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our sales contracts are denominated in U.S. dollars. A portion of our operating expenditures are incurred outside of the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses have not had a significant impact to our consolidated financial statements.

We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our foreign currency denominated operating expenditures. We also enter into foreign currency derivative contracts that are not designated as hedging instruments to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These foreign currency derivative contracts reduce but do not entirely eliminate the effect of foreign exchange rate fluctuations.

A hypothetical 10% change in foreign exchange rates on monetary assets and liabilities would not be material to our financial condition or results of operations after taking into consideration the effect of foreign currency forward contracts in place as of July 31, 2024. The effectiveness of our existing hedging transactions and the availability and effectiveness of any hedging transactions we may decide to enter into in the future may be limited, and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations. Refer to Note 6. Derivative Instruments in Part II, Item 8 of this Annual Report on Form 10-K for more information.

As our international operations grow, our risks associated with fluctuations in foreign currency exchange rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, a weakening U.S. dollar can increase the costs of our international expansion and a strengthening U.S. dollar can increase the real cost of our products and services to our end-customers outside of the United States, leading to delays in the purchase of our products and services. For additional information, see the risk factor entitled *"We are exposed to fluctuations in foreign currency exchange rates, which could negatively affect our financial condition and operating results."* in Part 1, Item 1A of this Annual Report on Form 10-K.

Interest Rate Risk

The primary objectives of our investment activities are to preserve principal, provide liquidity, and maximize income without significantly increasing risk. Most of the securities we invest in are subject to interest rate risk. To minimize this risk, we maintain a diversified portfolio of cash, cash equivalents, and investments, consisting only of investment-grade securities. To assess the interest rate risk, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio. Based on investment positions as of July 31, 2024, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $97.8 million decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity. Conversely, a hypothetical 100 basis point decrease in interest rates would lead to a $97.8 million increase in the fair market value of the portfolio.

In June 2020, we issued $2.0 billion aggregate principal amount of the 2025 Notes. We carry these instruments at face value less unamortized issuance costs on our consolidated balance sheets. As these instruments have a fixed annual interest rate, we have no financial and economic exposure associated with changes in interest rates. However, the fair value of fixed rate debt instruments fluctuates when interest rates change, and additionally, in the case of the 2025 Notes, when the market price of our common stock fluctuates.

Item 8. Financial Statements and Supplementary Data

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Palo Alto Networks, Inc. (the Company) as of July 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended July 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated September 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

REVENUE RECOGNITION

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company's contracts with customers sometimes contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis, and revenue is recognized when control of the distinct performance obligation is transferred. For example, product revenue is recognized at the time of hardware shipment or delivery of software license, and subscription and support revenue is recognized over time as the services are performed.
	Auditing the Company's revenue recognition was complex, including the identification and determination of distinct performance obligations and the timing of revenue recognition. For example, there were certain customer arrangements with nonstandard terms and conditions that required judgment to determine the distinct performance obligations and the impact on the timing of revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's process and controls to identify and determine the distinct performance obligations and the timing of revenue recognition.
	To test the identification and determination of the distinct performance obligations and the timing of revenue recognition, our audit procedures included, among others, reading the executed contract and purchase order to understand the contract, identifying the performance obligation(s), determining the distinct performance obligations, and evaluating the timing of revenue recognition for a sample of individual sales transactions. We evaluated the accuracy of the Company's contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

San Mateo, California
September 6, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Palo Alto Networks, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Palo Alto Networks, Inc.'s internal control over financial reporting as of July 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Palo Alto Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of July 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of July 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended July 31, 2024, and the related notes and our report dated September 6, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California
September 6, 2024

PALO ALTO NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS
(In millions, except per share data)

	July 31, 2024	July 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 1,535.2	$ 1,135.3
Short-term investments	1,043.6	1,254.7
Accounts receivable, net of allowance for credit losses of $7.5 and $7.8 as of July 31, 2024 and July 31, 2023, respectively	2,618.6	2,463.2
Short-term financing receivables, net	725.9	388.8
Short-term deferred contract costs	369.0	339.2
Prepaid expenses and other current assets	557.4	466.8
Total current assets	6,849.7	6,048.0
Property and equipment, net	361.1	354.5
Operating lease right-of-use assets	385.9	263.3
Long-term investments	4,173.2	3,047.9
Long-term financing receivables, net	1,182.1	653.3
Long-term deferred contract costs	562.0	547.1
Goodwill	3,350.1	2,926.8
Intangible assets, net	374.9	315.4
Deferred tax assets	2,399.0	23.1
Other assets	352.9	321.7
Total assets	$ 19,990.9	$ 14,501.1
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 116.3	$ 132.3
Accrued compensation	554.7	548.3
Accrued and other liabilities	506.7	390.8
Deferred revenue	5,541.1	4,674.6
Convertible senior notes, net	963.9	1,991.5
Total current liabilities	7,682.7	7,737.5
Long-term deferred revenue	5,939.4	4,621.8
Deferred tax liabilities	387.7	28.1
Long-term operating lease liabilities	380.5	279.2
Other long-term liabilities	430.9	86.1
Total liabilities	14,821.2	12,752.7
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock; $0.0001 par value; 100.0 shares authorized; none issued and outstanding as of July 31, 2024 and July 31, 2023	—	—
Common stock and additional paid-in capital; $0.0001 par value; 1,000.0 shares authorized; 325.1 and 308.3 shares issued and outstanding as of July 31, 2024 and July 31, 2023, respectively	3,821.1	3,019.0
Accumulated other comprehensive loss	(1.6)	(43.2)
Retained earnings (accumulated deficit)	1,350.2	(1,227.4)
Total stockholders' equity	5,169.7	1,748.4
Total liabilities and stockholders' equity	$ 19,990.9	$ 14,501.1

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended July 31,		
	2024	**2023**	**2022**
Revenue:			
Product	$ 1,603.3	$ 1,578.4	$ 1,363.1
Subscription and support	6,424.2	5,314.3	4,138.4
Total revenue	8,027.5	6,892.7	5,501.5
Cost of revenue:			
Product	348.2	418.3	455.5
Subscription and support	1,711.0	1,491.4	1,263.2
Total cost of revenue	2,059.2	1,909.7	1,718.7
Total gross profit	5,968.3	4,983.0	3,782.8
Operating expenses:			
Research and development	1,809.4	1,604.0	1,417.7
Sales and marketing	2,794.5	2,544.0	2,148.9
General and administrative	680.5	447.7	405.0
Total operating expenses	5,284.4	4,595.7	3,971.6
Operating income (loss)	683.9	387.3	(188.8)
Interest expense	(8.3)	(27.2)	(27.4)
Other income, net	312.7	206.2	9.0
Income (loss) before income taxes	988.3	566.3	(207.2)
Provision for (benefit from) income taxes	(1,589.3)	126.6	59.8
Net income (loss)	$ 2,577.6	$ 439.7	$ (267.0)
Net income (loss) per share, basic	$ 8.07	$ 1.45	$ (0.90)
Net income (loss) per share, diluted	$ 7.28	$ 1.28	$ (0.90)
Weighted-average shares used to compute net income (loss) per share, basic	319.2	303.2	295.6
Weighted-average shares used to compute net income (loss) per share, diluted	354.0	342.3	295.6

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended July 31,		
	2024	2023	2022
Net income (loss)	$ 2,577.6	$ 439.7	$ (267.0)
Other comprehensive income (loss), net of tax:			
Change in unrealized gains (losses) on investments	48.2	(13.0)	(25.0)
Cash flow hedges:			
Change in unrealized gains (losses)	(18.9)	(0.2)	(54.0)
Net realized (gains) losses reclassified into earnings	12.3	25.6	33.3
Net change on cash flow hedges	(6.6)	25.4	(20.7)
Other comprehensive income (loss)	41.6	12.4	(45.7)
Comprehensive income (loss)	$ 2,619.2	$ 452.1	$ (312.7)

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance as of July 31, 2021	291.9	$ 2,311.2	$ (9.9)	$ (1,666.8)	$ 634.5
Cumulative-effect adjustment from adoption of new accounting pronouncement	—	(581.9)	—	266.7	(315.2)
Net loss	—	—	—	(267.0)	(267.0)
Other comprehensive loss	—	—	(45.7)	—	(45.7)
Issuance of common stock in connection with employee equity incentive plans	12.3	137.3	—	—	137.3
Taxes paid related to net share settlement of equity awards	—	(50.3)	—	—	(50.3)
Share-based compensation for equity-based awards	—	1,031.4	—	—	1,031.4
Repurchase and retirement of common stock	(5.4)	(915.0)	—	—	(915.0)
Balance as of July 31, 2022	298.8	1,932.7	(55.6)	(1,667.1)	210.0
Net income	—	—	—	439.7	439.7
Other comprehensive income	—	—	12.4	—	12.4
Issuance of common stock in connection with employee equity incentive plans	11.3	259.7	—	—	259.7
Taxes paid related to net share settlement of equity awards	—	(20.4)	—	—	(20.4)
Share-based compensation for equity-based awards	—	1,097.0	—	—	1,097.0
Repurchase and retirement of common stock	(1.8)	(250.0)	—	—	(250.0)
Settlement of convertible notes	11.4	—	—	—	—
Settlement of note hedges	(11.4)	—	—	—	—
Balance as of July 31, 2023	308.3	3,019.0	(43.2)	(1,227.4)	1,748.4
Net income	—	—	—	2,577.6	2,577.6
Other comprehensive income	—	—	41.6	—	41.6
Issuance of common stock in connection with employee equity incentive plans	9.8	282.7	—	—	282.7
Taxes paid related to net share settlement of equity awards	—	(26.6)	—	—	(26.6)
Share-based compensation for equity-based awards	—	1,115.3	—	—	1,115.3
Repurchase and retirement of common stock	(2.0)	(566.7)	—	—	(566.7)
Settlement of convertible notes	7.0	(2.6)	—	—	(2.6)
Settlement of note hedges	(7.0)	—	—	—	—
Settlement of warrants	9.0	—	—	—	—
Balance as of July 31, 2024	325.1	$ 3,821.1	$ (1.6)	$ 1,350.2	$ 5,169.7

See notes to consolidated financial statements.

PALO ALTO NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended July 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income (loss)	$ 2,577.6	$ 439.7	$ (267.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Share-based compensation for equity-based awards	1,075.4	1,074.5	1,011.1
Deferred income taxes	(2,033.7)	12.5	(3.1)
Depreciation and amortization	283.3	282.2	282.6
Amortization of deferred contract costs	446.0	413.4	362.1
Amortization of debt issuance costs	3.5	6.7	7.2
Reduction of operating lease right-of-use assets	55.3	49.9	54.4
Amortization of investment premiums, net of accretion of purchase discounts	(60.1)	(52.2)	13.5
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(154.3)	(320.3)	(902.0)
Financing receivables, net	(865.9)	(738.7)	(30.1)
Deferred contract costs	(489.3)	(431.9)	(458.8)
Prepaid expenses and other assets	(134.1)	(270.6)	(110.0)
Accounts payable	(15.0)	1.0	69.3
Accrued compensation	3.8	84.4	30.4
Accrued and other liabilities	384.5	(74.8)	(44.9)
Deferred revenue	2,180.6	2,301.7	1,970.0
Net cash provided by operating activities	3,257.6	2,777.5	1,984.7
Cash flows from investing activities			
Purchases of investments	(3,551.3)	(5,460.4)	(2,271.7)
Proceeds from sales of investments	956.2	965.9	449.2
Proceeds from maturities of investments	1,852.6	2,811.5	1,118.9
Business acquisitions, net of cash and restricted cash acquired	(610.6)	(204.5)	(37.0)
Purchases of property, equipment, and other assets	(156.8)	(146.3)	(192.8)
Net cash used in investing activities	(1,509.9)	(2,033.8)	(933.4)
Cash flows from financing activities			
Repayments of convertible senior notes	(1,033.7)	(1,692.0)	(0.6)
Repurchases of common stock	(566.7)	(272.7)	(892.3)
Proceeds from sales of shares through employee equity incentive plans	283.9	258.8	136.6
Payments for taxes related to net share settlement of equity awards	(26.6)	(20.4)	(50.3)
Net cash used in financing activities	(1,343.1)	(1,726.3)	(806.6)
Net increase (decrease) in cash, cash equivalents, and restricted cash	404.6	(982.6)	244.7
Cash, cash equivalents, and restricted cash—beginning of period	1,142.2	2,124.8	1,880.1
Cash, cash equivalents, and restricted cash—end of period	$ 1,546.8	$ 1,142.2	$ 2,124.8
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets			
Cash and cash equivalents	$ 1,535.2	$ 1,135.3	$ 2,118.5
Restricted cash included in prepaid expenses and other current assets	11.6	6.9	6.3
Total cash, cash equivalents, and restricted cash	$ 1,546.8	$ 1,142.2	$ 2,124.8
Non-cash investing and financing activities			
Equity consideration for business acquisitions	$ (27.4)	$ (0.3)	$ (2.5)
Supplemental disclosures of cash flow information			
Cash paid for income taxes	$ 342.3	$ 147.1	$ 34.6
Cash paid for contractual interest	$ 5.6	$ 20.2	$ 20.2

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Palo Alto Networks, Inc. (the "Company," "we," "us," or "our"), headquartered in Santa Clara, California, was incorporated in March 2005 under the laws of the State of Delaware and commenced operations in April 2005. We empower enterprises, organizations, service providers, and government entities to secure their users, networks, clouds and endpoints by delivering comprehensive cybersecurity enabled by artificial intelligence and automation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include all adjustments necessary for a fair presentation of our annual results. All adjustments are of a normal recurring nature.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. We evaluate our estimates on an ongoing basis. Management estimates include, but are not limited to, the standalone selling price for our products and services, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, the assessment of recoverability of our intangibles and goodwill, valuation allowance against deferred tax assets, manufacturing partner and supplier liabilities, deferred contract cost benefit period, and loss contingencies. We base our estimates on assumptions, both historical and forward looking, that we believe are reasonable. Actual results could differ materially from those estimates due to risks and uncertainties, including uncertainty in the current economic environment.

Stock Split Effected in the Form of a Stock Dividend ("Stock Split")

On September 13, 2022, we executed a three-for-one stock split of our common stock, effected in the form of a stock dividend. The par value per share of our common stock remains unchanged at $0.0001 per share after the Stock Split. All references made to share or per share amounts on the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the Stock Split.

Concentrations

Financial instruments that subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, derivative contracts, accounts receivable and financing receivables.

We invest only in high-quality credit instruments and our cash and cash equivalents and available-for-sale investments consist primarily of fixed income securities. Management believes that the financial institutions that hold our investments are financially sound and, accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Our derivative contracts expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the arrangement. We mitigate this credit risk by transacting with major financial institutions with high credit ratings and also enter into master netting arrangements, which permit net settlement of transactions with the same counterparty. We are not required to pledge, and are not entitled to receive, cash collateral related to these derivative instruments. We do not enter into derivative contracts for trading or speculative purposes.

Our accounts receivable are primarily derived from our distributors in various geographical locations. Our financing receivables are with qualified end-customers and channel partners. We perform ongoing credit evaluations and generally do not require collateral on accounts receivable or financing receivables.

As of July 31, 2024, two distributors individually represented 10% or more of our gross accounts receivable, and in the aggregate represented 31.5% of our gross accounts receivable. As of July 31, 2024, no end-customers or channel partners represented 10% or more of our gross financing receivables.

For fiscal 2024, four distributors represented 10% or more of our total revenue, representing 21.2%, 13.2%, 13.2%, and 11.4%, respectively. No single end-customer accounted for more than 10% of our total revenue in fiscal 2024, 2023, or 2022.

We rely on an electronics manufacturing services provider ("EMS provider") to assemble most of our products and sole source component suppliers for certain components.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Our other comprehensive income (loss) includes unrealized gains and losses on available-for-sale investments and unrealized gains and losses on cash flow hedges, net of tax effects.

Foreign Currency Transactions

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet dates. Foreign currency remeasurement gains and losses and foreign currency transaction gains and losses are not significant to the consolidated financial statements.

Fair Value

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk.

We categorize assets and liabilities recorded or disclosed at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

- Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.
- Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. The inputs require significant management judgment or estimation.

Our financial assets and liabilities that are measured at fair value on a recurring basis include marketable securities and derivative financial instruments. Goodwill, intangible assets, and other long-lived assets are measured at fair value on a nonrecurring basis, only if impairment is indicated. Certain certificates of deposit, time deposits, and overnight sweep accounts recorded in cash and cash equivalents and short-term investments are stated at their carrying amounts, which approximate fair value due to their short maturities. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term nature.

Cash, Cash Equivalents, and Investments

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Investments not considered cash equivalents and with maturities of one year or less from the consolidated balance sheet date are classified as short-term investments. Investments with maturities greater than one year from the consolidated balance sheet date are classified as long-term investments.

We determine the classification of our investments in marketable debt securities at the time of purchase and reevaluate such determination at each balance sheet date. Our marketable debt securities are classified as available-for-sale. Debt securities in an unrealized loss position are written down to its fair value with the corresponding charge recorded in other income, net on our consolidated statements of operations, if it is more likely than not that we will be required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, we determine whether a credit loss exists by comparing the present value of the expected cash flows of the security with its amortized cost basis. An allowance for credit losses is recorded in other income, net on our consolidated statements of operations for an amount not to exceed the unrealized loss. Unrealized losses that are not credit-related are included in accumulated other comprehensive income (loss) ("AOCI") in stockholders' equity.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for credit losses. The allowance for credit losses is based on our assessment of collectability. Management regularly reviews the adequacy of the allowance for credit losses on a collective basis by considering the age of each outstanding invoice, each customer's expected ability to pay and collection history, current market conditions, and, where appropriate, reasonable and supportable forecasts of future economic conditions. Accounts receivable deemed uncollectible are charged against the allowance for credit losses. For the years ended July 31, 2024 and 2023, the allowance for credit losses activity was not significant.

Financing Receivables

We provide financing arrangements for certain qualified end-customers and channel partners to purchase our products and services. Payment terms on these financing arrangements are up to five years. Financing receivables are recorded at amortized cost, which approximates fair value. We may sell, in certain instances, these financing arrangements on a non-recourse basis to third-party financial institutions. The financing receivables are derecognized upon transfer as these sales qualify as true sales.

We evaluate the allowance for credit losses by assessing the risks and losses inherent in our financing receivables on either an individual or a collective basis. Our assessment considers various factors, including lifetime expected losses determined using customer risk profile, current economic conditions that may affect a customer's ability to pay, and forward-looking economic considerations. Financing receivables deemed uncollectible are charged against the allowance for credit losses.

Derivatives

We are exposed to foreign currency exchange risk, and we use derivative financial instruments to manage our foreign currency exchange risk. Our derivative financial instruments are recorded at fair value, on a gross basis, as either assets or liabilities on our consolidated balance sheets.

Our revenue is transacted in U.S. dollars, however, a portion of our operating expenditures are incurred outside of the United States and are denominated in foreign currencies, making them subject to fluctuations in foreign currency exchange rates. We enter into foreign currency derivative contracts with maturities of 24 months or less, which we designate as cash flow hedges, to manage the foreign currency exchange risk associated with our operating expenditures. Gains or losses related to the effective portion of our cash flow hedges are recorded as a component of AOCI on our consolidated balance sheets and are reclassified into the financial statement line item associated with the underlying hedged transaction on our consolidated statements of operations when the underlying hedged transaction is recognized in earnings. In the event the underlying hedged transactions do not occur, or it becomes probable that they will not occur within the defined hedge period, the gains or losses on these related cash flow hedges are recognized in other income, net on our consolidated statements of operations. Cash flows from foreign currency derivative contracts designated as cash flow hedges are classified on our consolidated statements of cash flows in the same manner as the underlying hedged transaction, primarily within cash flows from operating activities.

We also enter into foreign currency derivative contracts to hedge a portion of our outstanding monetary assets and liabilities denominated in foreign currencies. These derivatives are not designated as hedging instruments for accounting purposes, and the related gains and losses are recorded in other income, net on our consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Land is not depreciated. The estimated useful lives of our depreciable assets are as follows:

Asset category	Useful life
Computers, equipment, and software	3 - 5 years
Demonstration units	3 - 4 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 10 years or remaining lease term

Business Combinations

We include the results of operations of the businesses that we acquire as of the respective dates of acquisition. We allocate the fair value of the purchase price of our acquisitions to the assets acquired and liabilities assumed, generally based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Additional information existing as of the acquisition date but unknown to us may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the amounts and allocations recorded.

Intangible Assets

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets. Acquisition-related in-process research and development represents the fair value of incomplete research and development projects that have not reached technological feasibility as of the date of acquisition. Initially, these assets are not subject to amortization. Assets related to projects that have been completed are transferred to developed technology, which are subject to amortization.

Impairment of Goodwill, Intangible Assets, and Other Long-Lived Assets

Goodwill is evaluated for impairment on an annual basis in the fourth quarter of our fiscal year, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. We have elected to first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount, including goodwill. If we determine that it is more likely than not that the fair value is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount exceeds its fair value, we will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill.

We evaluate events and changes in circumstances that could indicate carrying amounts of purchased intangible assets and other long-lived assets may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of these assets or asset groups by determining whether or not the carrying amount will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of an asset or asset group, we record an impairment loss for the amount by which the carrying amount exceeds the fair value of the asset or asset group.

We did not recognize any impairment losses on our goodwill, intangible assets, or other long-lived assets during the years ended July 31, 2024, 2023, and 2022.

Manufacturing Partner and Supplier Liabilities

We outsource most of our manufacturing, repair, and supply chain management operations to our EMS provider and payments to it are a significant portion of our cost of product revenue. Although we are contractually obligated to purchase manufactured products and components, we generally do not own the components and manufactured products. Product title transfers from our EMS provider to us and immediately to our customers upon shipment. Our EMS provider assembles our products using design specifications, quality assurance programs, and standards that we establish, and it procures components and assembles products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions as adjusted for overall market conditions. If the actual component usage and product demand are significantly lower than forecast, we record a liability for manufacturing purchase commitments in excess of our forecasted demand, including costs for excess components or for carrying costs incurred by our manufacturing partners and component suppliers. Through July 31, 2024, we have not accrued any significant costs associated with this exposure.

Convertible Senior Notes

Prior to August 1, 2021, our convertible senior notes were separated into a liability and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated convertible feature, using a discounted cash flow model with a risk-adjusted yield. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the par value of the notes as a whole. This difference represented a debt discount that was amortized to interest expense using the effective interest method over the term of the notes. The equity component was not remeasured as it continued to meet the conditions for equity classification. Transaction costs related to the issuance of the notes were allocated to the liability and equity components using the same proportions as the proceeds from the notes. Transaction costs attributable to the liability component were netted with the liability component and amortized to interest expense using the effective interest method over the term of the notes. Transaction costs attributable to the equity component were netted with the equity component of the notes in additional paid-in capital. Upon the notes becoming convertible, the net carrying amount of the liability component was classified as a current liability and a portion of the equity component representing the conversion option was reclassified to temporary equity. The portion of the equity component classified as temporary equity was measured as the difference between the principal and net carrying amount of the notes, excluding debt issuance costs.

Upon adoption of the new debt guidance on August 1, 2021, our convertible senior notes are accounted for entirely as a liability and measured at their amortized cost. Transaction costs related to the issuance of the notes are netted with the liability and are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the term of the notes.

We adopted the new debt guidance using the modified-retrospective approach. The adoption of this standard resulted in an increase to convertible senior notes, net of $444.3 million, a decrease to accumulated deficit of $266.7 million, a decrease to additional paid-in capital of $581.9 million, and a decrease to temporary equity of $129.1 million on August 1, 2021.

Revenue Recognition

Our revenue consists of product revenue and subscription and support revenue. Revenue is recognized when control of promised products, subscriptions and support services are transferred to customers, in an amount that reflects the expected consideration in exchange for those products and services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when, or as, we satisfy a performance obligation.

Revenues are reported net of sales taxes. Shipping charges billed to our customers are included in revenue and related costs are included in cost of revenue.

Product Revenue

Product revenue is derived primarily from sales of our appliances. Product revenue also includes revenue derived from software licenses of Panorama, SD-WAN, and the VM-Series. Our appliances and software licenses include a broad set of built-in networking and security features and functionalities. We recognize product revenue at the time of hardware shipment or delivery of software license.

Subscription and Support Revenue

Subscription and support revenue is derived primarily from sales of our subscription and support offerings. We recognize subscription and support revenue over time as the services are performed. Our contractual subscription and support contracts are typically one to five years.

Contracts with Multiple Performance Obligations

The majority of our contracts with our customers include various combinations of our products and subscriptions and support. Our appliances and software licenses have significant standalone functionalities and capabilities. Accordingly, these appliances and software licenses are distinct from our subscriptions and support services as the customer can benefit from the product without these services and such services are separately identifiable within the contract. We account for multiple agreements with a single customer as a single contract if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single contract. The amount of consideration we expect to receive in exchange for delivering on the contract is allocated to each performance obligation based on its relative standalone selling price.

We establish standalone selling price using the prices charged for a deliverable when sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on our pricing model and our go-to-market strategy, which include factors such as type of sales channel (channel partner or end-customer), the geographies in which our offerings were sold (domestic or international), and offering type (products, subscriptions, or support).

Deferred Revenue

We record deferred revenue when cash payments are received or due in advance of our performance. Our payment terms typically require payment within 30 to 45 days of the date we issue an invoice. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Deferred Contract Costs

We defer contract costs that are recoverable and incremental to obtaining customer sales contracts. Contract costs, which primarily consist of sales commissions, are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Sales commissions paid for initial contracts are generally not commensurate with the commissions paid for renewal contracts, given the substantive difference in commission rates in proportion to their respective contract values. Sales commissions for initial contracts that are not commensurate are amortized over a benefit period of five years. The benefit period is determined by taking into consideration contract length, expected renewals, technology life, and other quantitative and qualitative factors. Sales commissions for initial contracts that are commensurate and sales commissions for renewal contracts are amortized over the related contractual period.

We classify deferred contract costs as short-term or long-term based on when we expect to recognize the expense. The amortization of deferred contract costs is included in sales and marketing expense on our consolidated statements of operations. Deferred contract costs are periodically reviewed for impairment. We did not recognize any impairment losses on our deferred contract costs during the years ended July 31, 2024, 2023, or 2022.

Software Development Costs

Internally developed software includes security software developed to deliver our cloud-based subscription offerings to our end-customers. These capitalized costs consist of internal compensation-related costs and external direct costs incurred during the application development stage and will be amortized over a useful life of three years. As of July 31, 2024 and 2023, we capitalized as other assets on our consolidated balance sheets $129.2 million and $132.1 million in costs, respectively, net of accumulated amortization, for security software developed to deliver our cloud-based subscription offerings. We recognized amortization expense of $77.2 million, $79.5 million, and $62.4 million related to these capitalized costs as cost of subscription and support revenue on our consolidated statements of operations during the years ended July 31, 2024, 2023, and 2022, respectively.

The costs to develop software that is marketed externally have not been capitalized as we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense on our consolidated statements of operations.

Share-Based Compensation

Compensation expense related to share-based transactions is measured at fair value on the grant date. We recognize share-based compensation expense for awards with only service conditions on a straight-line basis over the requisite service period. We recognize share-based compensation expense for awards with market conditions and awards with performance conditions on a straight-line basis over the requisite service period for each separately vesting portion of the award. We recognize share-based compensation expense for awards with performance conditions when it is probable that the performance condition will be achieved. We account for forfeitures of all share-based payment awards when they occur.

Leases

We determine if an arrangement is a lease at inception. We evaluate the classification of leases at commencement and, as necessary, at modification. Operating lease related balances are included in operating lease right-of-use assets, accrued and other liabilities, and long-term operating lease liabilities on our consolidated balance sheets. We did not have any material finance leases in any of the periods presented.

Operating lease right-of-use assets represent our right to use an underlying asset for the lease term. Operating lease liabilities represent our obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Operating lease right-of-use assets also include adjustments related to lease incentives, prepaid or accrued rent and initial direct lease costs. Operating lease right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

Our lease terms may include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable lease term when determining the lease right-of-use assets and lease liabilities. Operating lease cost is recognized on a straight-line basis over the lease term.

We account for lease and non-lease components as a single lease component and do not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments primarily consist of real estate taxes, common area maintenance charges, and insurance costs.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In addition, deferred tax assets are recorded for all future benefits including, but not limited to, net operating losses, research and development credit carryforwards, and basis differences relating to our global intangible low-taxed income. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. In determining loss contingencies, we consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is reasonably possible, then we disclose the possible loss or range of the possible loss or state that such an estimate cannot be made. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

Recently Issued Accounting Pronouncements

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The standard is effective for our annual periods beginning in fiscal 2025 and interim periods beginning in the first quarter of fiscal 2026, and requires retrospective application for all prior periods presented in the financial statements. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

Income Tax Disclosures

In December 2023, the FASB issued authoritative guidance that requires consistent categories and greater disaggregation of information in the effective tax rate reconciliation and additional disclosures of income taxes paid by jurisdiction. The standard is effective for our annual periods beginning in fiscal 2026 and could be applied either prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures in the consolidated financial statements.

2. Revenue

Disaggregation of Revenue

The following table presents revenue by geographic theater (in millions):

	Year Ended July 31,		
	2024	2023	2022
Revenue:			
Americas			
United States	$ 5,134.0	$ 4,424.2	$ 3,560.3
Other Americas	348.9	295.7	242.3
Total Americas	5,482.9	4,719.9	3,802.6
Europe, the Middle East, and Africa ("EMEA")	1,602.0	1,359.6	1,055.8
Asia Pacific and Japan ("APAC")	942.6	813.2	643.1
Total revenue	$ 8,027.5	$ 6,892.7	$ 5,501.5

The following table presents revenue for groups of similar products and services (in millions):

	Year Ended July 31,		
	2024	2023	2022
Revenue:			
Product	$ 1,603.3	$ 1,578.4	$ 1,363.1
Subscription and support			
Subscription	4,188.5	3,335.4	2,539.0
Support	2,235.7	1,978.9	1,599.4
Total subscription and support	6,424.2	5,314.3	4,138.4
Total revenue	$ 8,027.5	$ 6,892.7	$ 5,501.5

Deferred Revenue

During the years ended July 31, 2024 and 2023, we recognized approximately $4.6 billion and $3.6 billion of revenue pertaining to amounts that were deferred as of July 31, 2023 and 2022, respectively.

Remaining Performance Obligations

Remaining performance obligations were $12.7 billion as of July 31, 2024, of which we expect to recognize as revenue approximately $5.9 billion over the next 12 months and the remainder thereafter.

3. Fair Value Measurements

The following table presents our financial assets and liabilities measured at fair value on a recurring basis as of July 31, 2024 and 2023 (in millions):

	July 31, 2024				July 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents:								
Money market funds	$ 494.0	$ —	$ —	$ 494.0	$ 476.1	$ —	$ —	$ 476.1
Commercial paper	—	299.6	—	299.6	—	151.4	—	151.4
Corporate debt securities	—	18.2	—	18.2	—	—	—	—
U.S. government and agency securities	—	149.6	—	149.6	—	—	—	—
Total cash equivalents	494.0	467.4	—	961.4	476.1	151.4	—	627.5
Short-term investments:								
Certificates of deposit	—	20.6	—	20.6	—	48.1	—	48.1
Commercial paper	—	79.9	—	79.9	—	213.8	—	213.8
Corporate debt securities	—	935.9	—	935.9	—	798.0	—	798.0
U.S. government and agency securities	—	2.7	—	2.7	—	190.6	—	190.6
Non-U.S. government and agency securities	—	4.2	—	4.2	—	—	—	—
Asset-backed securities	—	0.3	—	0.3	—	4.2	—	4.2
Total short-term investments	—	1,043.6	—	1,043.6	—	1,254.7	—	1,254.7
Long-term investments:								
Corporate debt securities	—	3,151.3	—	3,151.3	—	2,484.3	—	2,484.3
U.S. government and agency securities	—	19.0	—	19.0	—	22.0	—	22.0
Non-U.S. government and agency securities	—	54.4	—	54.4	—	36.6	—	36.6
Asset-backed securities	—	948.5	—	948.5	—	505.0	—	505.0
Total long-term investments	—	4,173.2	—	4,173.2	—	3,047.9	—	3,047.9
Prepaid expenses and other current assets:								
Foreign currency forward contracts	—	4.1	—	4.1	—	19.1	—	19.1
Total prepaid expenses and other current assets	—	4.1	—	4.1	—	19.1	—	19.1

	July 31, 2024				July 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other assets:								
Foreign currency forward contracts	—	0.1	—	0.1	—	1.7	—	1.7
Total other assets	—	0.1	—	0.1	—	1.7	—	1.7
Total assets measured at fair value	$ 494.0	$5,688.4	$ —	$ 6,182.4	$ 476.1	$4,474.8	$ —	$4,950.9
Accrued and other liabilities:								
Foreign currency forward contracts	$ —	$ 15.3	$ —	$ 15.3	$ —	$ 18.7	$ —	$ 18.7
Total accrued and other liabilities	—	15.3	—	15.3	—	18.7	—	18.7
Other long-term liabilities:								
Foreign currency forward contracts	—	0.9	—	0.9	—	1.6	—	1.6
Total other long-term liabilities	—	0.9	—	0.9	—	1.6	—	1.6
Total liabilities measured at fair value	$ —	$ 16.2	$ —	$ 16.2	$ —	$ 20.3	$ —	$ 20.3

The total estimated fair value of our financing receivables approximates their carrying amounts as of July 31, 2024 and 2023. We consider the fair value of our financing receivables to be a Level 3 measurement as we use unobservable inputs in determining discounted cash flows to estimate the fair value.

Refer to Note 10. Debt, for the carrying amount and estimated fair value of our convertible senior notes as of July 31, 2024 and 2023.

4. Cash Equivalents and Investments

Available-for-sale Debt Securities

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of our available-for-sale debt securities (in millions):

	July 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 299.6	$ —	$ —	$ 299.6
Corporate debt securities	18.2	—	—	18.2
U.S. government and agency securities	149.6	—	—	149.6
Total available-for-sale cash equivalents	$ 467.4	$ —	$ —	$ 467.4
Investments:				
Certificates of deposit	$ 20.6	$ —	$ —	$ 20.6
Commercial paper	79.9	0.1	(0.1)	79.9
Corporate debt securities	4,065.5	28.3	(6.6)	4,087.2
U.S. government and agency securities	21.9	—	(0.2)	21.7
Non-U.S. government and agency securities	57.9	0.7	—	58.6
Asset-backed securities	943.1	6.3	(0.6)	948.8
Total available-for-sale investments	$ 5,188.9	$ 35.4	$ (7.5)	$ 5,216.8

| | July 31, 2023 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Commercial paper	$ 151.4	$ —	$ —	$ 151.4
Total available-for-sale cash equivalents	$ 151.4	$ —	$ —	$ 151.4
Investments:				
Certificates of deposit	$ 48.1	$ —	$ —	$ 48.1
Commercial paper	214.1	—	(0.3)	213.8
Corporate debt securities	3,313.5	1.3	(32.5)	3,282.3
U.S. government and agency securities	214.2	—	(1.6)	212.6
Non-U.S. government and agency securities	37.2	—	(0.6)	36.6
Asset-backed securities	512.0	0.2	(3.0)	509.2
Total available-for-sale investments	$ 4,339.1	$ 1.5	$ (38.0)	$ 4,302.6

As of July 31, 2024, the gross unrealized losses that have been in a continuous unrealized loss position for less than 12 months were $1.5 million, which were related to $949.4 million of available-for-sale debt securities, and the gross unrealized losses that have been in a continuous unrealized loss position for more than 12 months were $6.0 million, which were related to $915.3 million of available-for-sale debt securities. As of July 31, 2023, the gross unrealized losses that have been in a continuous unrealized loss position for less than 12 months were $30.7 million, which were related to $3.4 billion of available-for-sale debt securities, and the gross unrealized losses that have been in a continuous unrealized loss position for more than 12 months were $7.3 million, which were related to $481.8 million of available-for-sale debt securities.

Unrealized losses related to our available-for-sale debt securities are primarily due to interest rate fluctuations as opposed to credit quality. We do not intend to sell any of the securities in an unrealized loss position and it is not likely that we would be required to sell these securities before recovery of their amortized cost basis, which may be at maturity. We did not recognize any credit losses related to our available-for-sale debt securities during the years ended July 31, 2024 and 2023.

The following table summarizes the amortized cost and fair value of our available-for-sale debt securities as of July 31, 2024, by contractual years-to-maturity (in millions):

	Amortized Cost	Fair Value
Due within one year	$ 1,513.3	$ 1,511.0
Due between one and three years	2,054.2	2,059.9
Due between three and five years	1,782.9	1,804.1
Due between five and ten years	203.5	205.1
Due after ten years	102.4	104.1
Total	$ 5,656.3	$ 5,684.2

Marketable Equity Securities

Marketable equity securities consist of money market funds and are included in cash and cash equivalents on our consolidated balance sheets. As of July 31, 2024 and 2023, the carrying amounts of our marketable equity securities were $494.0 million and $476.1 million, respectively. There were no unrealized gains or losses recognized for these securities during the years ended July 31, 2024, 2023, and 2022.

5. Financing Receivables

The following table summarizes our short-term and long-term financing receivables (in millions):

	July 31,	
	2024	2023
Short-term financing receivables, gross	$ 830.2	$ 435.1
Unearned income	(95.7)	(42.9)
Allowance for credit losses	(8.6)	(3.4)
Short-term financing receivables, net	$ 725.9	$ 388.8
Long-term financing receivables, gross	$ 1,286.4	$ 698.6
Unearned income	(94.6)	(39.2)
Allowance for credit losses	(9.7)	(6.1)
Long-term financing receivables, net	$ 1,182.1	$ 653.3

The following table presents amortized cost basis of our financing receivables categorized by internal risk rating and year of origination (in millions):

	July 31, 2024					July 31, 2023				
	Fiscal Years Ended July 31,					Fiscal Years Ended July 31,				
Internal Risk Rating[1]	2024	2023	2022	2021	Total	2023	2022	2021	2020	Total
1 to 4	$ 885.9	$ 477.3	$ 14.7	$ 44.4	$ 1,422.3	$ 595.8	$ 50.6	$ 114.5	$ 1.2	$ 762.1
5 to 6	272.2	172.0	21.1	1.1	466.4	219.4	40.1	4.4	1.5	265.4
7 to 10	3.2	25.0	0.3	9.1	37.6	5.6	0.6	17.9	—	24.1
Amortized cost basis of financing receivables	$ 1,161.3	$ 674.3	$ 36.1	$ 54.6	$ 1,926.3	$ 820.8	$ 91.3	$ 136.8	$ 2.7	$ 1,051.6

[1] Internal risk ratings are categorized as 1 through 10, with the lowest rating representing the highest quality.

There was no significant activity in allowance for credit losses during the years ended July 31, 2024 and 2023. Past due amounts on financing receivables were not material as of July 31, 2024 and 2023.

6. Derivative Instruments

As of July 31, 2024 and 2023, the notional amount of our outstanding foreign currency forward contracts designated as cash flow hedges was $804.8 million and $824.1 million, respectively. Refer to Note 3. Fair Value Measurements for the fair value of our derivative instruments as reported on our consolidated balance sheets as of July 31, 2024 and 2023.

As of July 31, 2024, unrealized gains and losses in AOCI related to our cash flow hedges were a $10.6 million net loss, of which $7.9 million in losses are expected to be recognized into earnings within the next 12 months. As of July 31, 2023, unrealized gains and losses in AOCI related to our cash flow hedges were a $0.7 million net gain.

As of July 31, 2024 and 2023, the notional amount of our outstanding foreign currency forward contracts not designated as hedging instruments was $375.6 million and $133.4 million, respectively.

7. Acquisitions

Fiscal 2024

Dig Security Solutions Ltd.

On December 5, 2023, we completed our acquisition of Dig Security Solutions Ltd. ("Dig"), a privately-held cyber security company. We expect the acquisition will enhance our Prisma Cloud capabilities with a data security posture management solution that is intended to provide customers with visibility into, and secure data stored across, their multi-cloud environments. The total purchase consideration for the acquisition of Dig was $255.4 million, which consisted of the following (in millions):

	Amount
Cash	$ 247.6
Fair value of replacement awards	7.8
Total	$ 255.4

As part of the acquisition, we issued replacement equity awards, which included 0.2 million shares of our restricted common stock. The total fair value of the replacement equity awards was $72.0 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	186.4
Identified intangible assets		45.4
Cash and restricted cash		22.1
Net assets acquired		1.5
Total	$	255.4

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Dig technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

		Fair Value	Estimated Useful Life
Developed technology	$	45.4	5 years

Talon Cyber Security Ltd.

On December 28, 2023, we completed our acquisition of Talon Cyber Security Ltd. ("Talon"), a privately-held cyber security company. We expect the acquisition will support Prisma SASE's approach to provide secure access to business applications for unmanaged and personal devices with an enterprise browser. The total purchase consideration for the acquisition of Talon was $458.6 million, which consisted of the following (in millions):

		Amount
Cash	$	439.0
Fair value of replacement awards		19.6
Total	$	458.6

As part of the acquisition, we issued replacement equity awards, which included 0.3 million shares of our restricted common stock. The total fair value of the replacement equity awards was $109.6 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on preliminary estimated fair values, as presented in the following table (in millions):

		Amount
Goodwill	$	236.9
Identified intangible assets		131.4
Cash and restricted cash		53.9
Net assets acquired		36.4
Total	$	458.6

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Talon technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents details of the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 131.4	5 years

Fiscal 2023

Cider Security Ltd.

On December 20, 2022, we completed our acquisition of Cider Security Ltd. ("Cider"), a privately-held cloud security company. We expect the acquisition will support Prisma Cloud's platform approach to securing the entire application security lifecycle from code to cloud. The total purchase consideration for the acquisition of Cider was $198.3 million, which consisted of the following (in millions):

	Amount
Cash	$ 198.0
Fair value of replacement awards	0.3
Total	$ 198.3

As part of the acquisition, we issued replacement equity awards, which included 0.2 million shares of our restricted common stock. The total fair value of the replacement equity awards was $48.6 million, of which the portion attributable to services performed prior to the acquisition date was allocated to purchase consideration. The remaining fair value was allocated to future services and will be expensed over the remaining service periods as share-based compensation.

We have accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on estimated fair values, as presented in the following table (in millions):

	Amount
Goodwill	$ 164.6
Identified intangible assets	27.8
Cash	12.4
Net liabilities assumed	(6.5)
Total	$ 198.3

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Cider technology into our platforms. The goodwill is deductible for U.S. income tax purposes.

The following table presents the identified intangible asset acquired (in millions, except years):

	Fair Value	Estimated Useful Life
Developed technology	$ 27.8	5 years

Other acquisition

In April 2023, we completed an acquisition for total purchase consideration of $18.9 million in cash. We have accounted for this transaction as a business combination and recorded goodwill of $14.5 million. The goodwill is not deductible for income tax purposes.

Fiscal 2022

During the year ended July 31, 2022, we completed acquisitions for a combined total purchase consideration of $40.1 million, which was primarily cash. We have accounted for these transactions as business combinations, and recorded goodwill of $37.6 million. The goodwill is not deductible for income tax purposes.

Additional Acquisition-Related Information

Pro forma results of operations have not been presented because the effects of the acquisitions were not material to our consolidated statements of operations.

Additional information related to our acquisitions completed in fiscal 2024, such as that related to income tax and other contingencies, existing as of the acquisition date may become known during the remainder of the measurement period, not to exceed 12 months from the respective acquisition date, which may result in changes to the amounts and allocations recorded.

8. Goodwill and Intangible Assets

Goodwill

The following table presents details of our goodwill during the year ended July 31, 2024 (in millions):

	Amount
Balance as of July 31, 2023	$ 2,926.8
Goodwill acquired	423.3
Balance as of July 31, 2024	$ 3,350.1

Purchased Intangible Assets

The following table presents details of our purchased intangible assets (in millions):

	July 31,					
	2024			**2023**		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Intangible assets subject to amortization:						
Developed technology	$ 813.9	$ (526.2)	$ 287.7	$ 633.2	$ (429.4)	$ 203.8
Customer relationships	172.7	(96.1)	76.6	172.7	(73.9)	98.8
Acquired intellectual property	18.2	(7.9)	10.3	14.6	(6.2)	8.4
Trade name and trademarks	9.4	(9.4)	—	9.4	(9.4)	—
Other	0.9	(0.6)	0.3	0.9	(0.4)	0.5
Total intangible assets subject to amortization	1,015.1	(640.2)	374.9	830.8	(519.3)	311.5
Intangible assets not subject to amortization:						
In-process research and development	—	—	—	3.9	—	3.9
Total purchased intangible assets	$ 1,015.1	$ (640.2)	$ 374.9	$ 834.7	$ (519.3)	$ 315.4

We recognized amortization expense of $120.9 million, $104.9 million, and $126.9 million for the years ended July 31, 2024, 2023, and 2022, respectively.

The following table summarizes estimated future amortization expense of our intangible assets subject to amortization as of July 31, 2024 (in millions):

		Fiscal years ending July 31,					
	Total	2025	2026	2027	2028	2029	**2030 and Thereafter**
Future amortization expense	$ 374.9	$ 120.6	$ 98.8	$ 71.8	$ 50.2	$ 24.2	$ 9.3

9. Property and Equipment

The following table presents details of our property and equipment, net (in millions):

	July 31,	
	2024	**2023**
Computers, equipment, and software	$ 466.0	$ 432.9
Leasehold improvements	274.0	268.9
Land	87.2	87.2
Demonstration units	44.4	46.9
Furniture and fixtures	48.7	46.9
Total property and equipment, gross	920.3	882.8
Less: accumulated depreciation	(559.2)	(528.3)
Total property and equipment, net	$ 361.1	$ 354.5

We recognized depreciation expense of $85.1 million, $95.9 million, and $92.8 million related to property and equipment during the years ended July 31, 2024, 2023, and 2022, respectively.

10. Debt

Convertible Senior Notes

In July 2018, we issued $1.7 billion aggregate principal amount of 0.75% Convertible Senior Notes due 2023 (the "2023 Notes") and in June 2020, we issued $2.0 billion aggregate principal amount of 0.375% Convertible Senior Notes due 2025 (the "2025 Notes," and together with the 2023 Notes, the "Notes"). The 2023 Notes bear interest at a fixed rate of 0.75% per year, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2019. The 2023 Notes were converted prior to or settled on the maturity date of July 1, 2023 in accordance with their terms. The 2025 Notes bear interest at a fixed rate of 0.375% per year, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The 2025 Notes are governed by an indenture between us, as the issuer, and U.S. Bank National Association, as Trustee (the "Indenture"). The 2025 Notes are unsecured, unsubordinated obligations and the Indenture governing the 2025 Notes does not contain any financial covenants or restrictions on the payments of dividends, the incurrence of indebtedness, or the issuance or repurchase of securities by us or any of our subsidiaries. The 2025 Notes mature on June 1, 2025. We may redeem for cash all or any portion of the 2025 Notes, at our option, on or after June 5, 2023 and prior to the 31st scheduled trading day immediately preceding the maturity date if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including the trading day preceding the date on which we provide notice of redemption. The redemption will be at a price equal to 100% of the principal amount of the 2025 Notes and adjusted for interest. If we call any or all of the 2025 Notes for redemption, holders may convert such 2025 Notes called for redemption at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date.

The following table presents details of our Notes (number of shares in millions):

	Conversion Rate per $1,000 Principal	Initial Conversion Price	Convertible Date	Initial Number of Shares
2023 Notes[1]	11.2635	$ 88.78	April 1, 2023	19.1
2025 Notes	10.0806	$ 99.20	March 1, 2025	20.1

[1] The 2023 Notes were converted prior to or settled on the maturity date of July 1, 2023.

Holders of the 2025 Notes may surrender their 2025 Notes for conversion at their option at any time prior to the close of business on the business day immediately preceding March 1, 2025 only under the following circumstances:

- during any fiscal quarter commencing after the fiscal quarter ending on October 31, 2020 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the 2025 Notes on each applicable trading day (the "sale price condition");

- during the five business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of the 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2025 Notes on each such trading day; or

- upon the occurrence of specified corporate events.

On or after March 1, 2025, holders may surrender all or any portion of their 2025 Notes for conversion at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions, and such conversions will be settled upon the maturity date. Upon conversion, holders of the 2025 Notes will receive cash equal to the aggregate principal amount of the 2025 Notes to be converted, and, at our election, cash and/or shares of our common stock for any amounts in excess of the aggregate principal amount of the 2025 Notes being converted.

The conversion price will be subject to adjustment in some events. Holders of the 2025 Notes who convert their 2025 Notes in connection with certain corporate events that constitute a "make-whole fundamental change" under the Indenture are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, upon the occurrence of a corporate event that constitutes a "fundamental change" under the Indenture, holders of the 2025 Notes may require us to repurchase for cash all or a portion of the 2025 Notes at a repurchase price equal to 100% of the principal amount of the 2025 Notes plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Holders of the 2023 Notes were able to early convert their 2023 Notes in fiscal 2023 up to April 1, 2023 as the sales price condition had been met. Conversion requests for the 2023 Notes received on or after April 1, 2023 were settled upon maturity of the 2023 Notes. Holders of the 2025 Notes were able to early convert their 2025 Notes in fiscal 2024 and 2023 as the sales price condition was met. During the years ended July 31, 2024 and 2023, holders of the Notes converted $1.0 billion and $1.7 billion, respectively, in aggregate principal amount of the Notes, which we repaid in cash. We also issued 7.0 million and 11.4 million shares of our common stock to the holders of the Notes during the years ended July 31, 2024 and 2023, respectively, for the conversion value in excess of the principal amount. These shares were fully offset by shares we received from the corresponding exercise of the associated note hedges. Refer to Note 19. Subsequent Events for additional information regarding conversion of the 2025 Notes after July 31, 2024 through the filing date of this Annual Report on Form 10-K.

The sale price condition for the 2025 Notes was met during the fiscal quarters ended July 31, 2024 and 2023, and as a result, holders have the option to convert their 2025 Notes in the fiscal quarter commencing after July 31, 2024 and 2023, respectively. The net carrying amount of the 2025 Notes was classified as a current liability on our consolidated balance sheet as of July 31, 2024 and 2023.

The following table sets forth the net carrying amount of our 2025 Notes (in millions):

	July 31, 2024	July 31, 2023
Principal	$ 965.6	$ 1,999.3
Less: debt issuance costs, net of amortization	(1.7)	(7.8)
Net carrying amount	$ 963.9	$ 1,991.5

The total estimated fair value of the 2025 Notes was $3.2 billion and $5.0 billion as of July 31, 2024 and 2023, respectively. The fair value was determined based on the closing trading price per $100 of the 2025 Notes as of the last day of trading for the period. We consider the fair value of the 2025 Notes at July 31, 2024 and 2023 to be a Level 2 measurement. The fair value of the 2025 Notes is primarily affected by the trading price of our common stock and market interest rates.

The following table sets forth interest expense recognized related to the Notes (dollars in millions):

	Year Ended July 31, 2024			Year Ended July 31, 2023			Year Ended July 31, 2022		
	2023 Notes	2025 Notes	Total	2023 Notes	2025 Notes	Total	2023 Notes	2025 Notes	Total
Contractual interest expense	$ —	$ 4.8	$ 4.8	$ 11.6	$ 7.5	$ 19.1	$ 12.7	$ 7.5	$ 20.2
Amortization of debt issuance costs	—	3.5	3.5	2.6	4.1	6.7	2.8	4.4	7.2
Total interest expense recognized	$ —	$ 8.3	$ 8.3	$ 14.2	$ 11.6	$ 25.8	$ 15.5	$ 11.9	$ 27.4
Effective interest rate of the liability component	—%	0.6%		0.9%	0.6%		0.9%	0.6%	

Note Hedges

To minimize the impact of potential economic dilution upon conversion of our convertible senior notes, we entered into separate convertible note hedge transactions (the "2023 Note Hedges," with respect to the 2023 Notes, the "2025 Note Hedges," with respect to the 2025 Notes, and the 2023 Note Hedges together with 2025 Note Hedges, the "Note Hedges") with respect to our common stock concurrent with the issuance of each series of the Notes.

The following table presents details of our Note Hedges (in millions):

	Initial Number of Shares	Aggregate Purchase
2023 Note Hedges[1]	19.1	$ 332.0
2025 Note Hedges	20.1	$ 370.8

[1] The 2023 Note Hedges were settled as a result of the conversions of the 2023 Notes prior to or on July 1, 2023.

The Note Hedges cover shares of our common stock at a strike price per share that corresponds to the initial applicable conversion price of the applicable series of the Notes, which are also subject to adjustment, and are exercisable upon conversion of the applicable series of the Notes. The Note Hedges will expire upon maturity of the applicable series of the Notes. The Note Hedges are separate transactions and are not part of the terms of the applicable series of the Notes. Holders of the Notes of either series will not have any rights with respect to the Note Hedges. Any shares of our common stock receivable by us under the Note Hedges are excluded from the calculation of diluted earnings per share as they are antidilutive. The aggregate amounts paid for the Note Hedges are included in additional paid-in capital on our consolidated balance sheets.

As a result of the conversions of the Notes settled during the years ended July 31, 2024 and 2023, we exercised the corresponding portion of our Note Hedges and received 7.0 million and 11.4 million shares of our common stock during the respective periods.

Warrants

Separately, but concurrently with the issuance of each series of our convertible senior notes, we entered into transactions whereby we sold warrants (the "2023 Warrants," with respect to the 2023 Notes, the "2025 Warrants," with respect to the 2025 Notes, and the 2023 Warrants together with the 2025 Warrants, the "Warrants") to acquire shares of our common stock, subject to anti-dilution adjustments. The 2023 Warrants and 2025 Warrants are exercisable over 60 scheduled trading days beginning October 2023 and September 2025, respectively.

The following table presents details of our Warrants (in millions, except per share data):

	Initial Number of Shares	Strike Price per Share	Aggregate Proceeds
2023 Warrants	19.1	$ 139.27	$ 145.4
2025 Warrants	20.1	$ 136.16	$ 202.8

The shares issuable under the Warrants are included in the calculation of diluted earnings per share when the average market value per share of our common stock for the reporting period exceeds the applicable strike price for such series of Warrants. The Warrants are separate transactions and are not part of either series of Notes or Note Hedges and are not remeasured through earnings each reporting period. Holders of the Notes of either series will not have any rights with respect to the Warrants. The aggregate proceeds received from the sale of the Warrants are included in additional paid-in capital on our consolidated balance sheets.

During the year ended July 31, 2024, we net settled all of the 2023 Warrants with 9.0 million shares of our common stock with a fair value of $2.4 billion. The number of net shares issued was determined based on the number of 2023 Warrants exercised multiplied by the difference between the strike price of the 2023 Warrants and their daily volume-weighted-average stock price.

Revolving Credit Facility

On September 4, 2018, we entered into a credit agreement (the "2018 Credit Agreement") with certain institutional lenders that provides for a $400.0 million unsecured revolving credit facility (the "2018 Credit Facility"), with an option to increase the amount of the 2018 Credit Facility by up to an additional $350.0 million, subject to certain conditions. The 2018 Credit Facility expired in April 2023.

On April 13, 2023, we entered into a new credit agreement (the "2023 Credit Agreement") with certain institutional lenders that provides for a $400.0 million unsecured revolving credit facility (the "2023 Credit Facility"), with an option to increase the amount by up to an additional $350.0 million, subject to certain conditions. The 2023 Credit Facility matures on April 13, 2028.

The borrowings under the 2023 Credit Facility bear interest, at our option, at a base rate plus a spread of 0.000% to 0.375%, or an adjusted term Secured Overnight Financing Rate plus a spread of 1.000% to 1.375%, in each case with such spread being determined based on our leverage ratio. We are obligated to pay an ongoing commitment fee on undrawn amounts at a rate of 0.090% to 0.150%, depending on our leverage ratio. The interest rates and commitment fees are also subject to upward and downward adjustments based on our progress towards the achievement of certain sustainability goals related to greenhouse gas emissions.

As of July 31, 2024, there were no amounts outstanding and we were in compliance with all covenants under the 2023 Credit Agreement.

11. Leases

We have entered into various non-cancelable operating leases, primarily for our offices and data centers, with lease terms expiring through the year ending July 31, 2036. Some of our leases contain rent holiday periods, scheduled rent increases, lease incentives, early termination rights, and/or renewal options.

During the years ended July 31, 2024, 2023, and 2022, our net cost for operating leases was $104.7 million, $91.3 million, and $89.7 million, respectively, primarily consisting of operating lease costs of $75.6 million, $64.2 million, and $67.6 million, respectively. Our net cost for operating leases also included variable lease costs, short-term lease costs, and sublease income in the periods presented.

The following tables present additional information for our operating leases (in millions, except for years and percentages):

	Year Ended July 31,		
	2024	2023	2022
Operating cash flows used in payments of operating lease liabilities	$ 87.4	$ 82.7	$ 81.5
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 177.9	$ 71.1	$ 33.0

	July 31, 2024	July 31, 2023
Weighted-average remaining lease term	6.6 years	5.7 years
Weighted-average discount rate	5.3%	4.7%

The following table presents maturities of operating lease liabilities as of July 31, 2024 (in millions):

	Amount
Fiscal years ending July 31:	
2025	$ 84.8
2026	91.9
2027	88.0
2028	87.5
2029	42.4
2030 and thereafter	144.2
Total operating lease payments	538.8
Less: imputed interest	(92.4)
Present value of operating lease liabilities	$ 446.4
Current portion of operating lease liabilities[1]	$ 65.9
Long-term operating lease liabilities	$ 380.5

[1] Current portion of operating lease liabilities is included in accrued and other liabilities on our consolidated balance sheet.

As of July 31, 2024, we had additional non-cancelable operating leases for office space that had been signed but had not yet commenced with total future minimum lease payments of $32.7 million. These leases are expected to commence on or after fiscal 2025, with lease terms ranging from four to eight years.

12. Commitments and Contingencies

Purchase Commitments

We have entered into various non-cancelable agreements with cloud service providers, under which we are committed to minimum or fixed purchases of certain cloud services. In addition, in order to reduce manufacturing lead times and plan for adequate supply, we have entered into agreements with manufacturing partners and component suppliers to procure inventory based on our demand forecasts. The following table presents details of the aggregate future non-cancelable purchase commitments under these agreements as of July 31, 2024 (in millions):

	Total	Fiscal years ending July 31,					
		2025	2026	2027	2028	2029	2030 and Thereafter
Cloud	$ 4,275.7	$ 98.9	$ 580.2	$ 518.1	$ 599.6	$ 686.1	$ 1,792.8
Manufacturing	266.0	226.0	40.0	—	—	—	—
Other	135.2	46.7	42.5	32.3	6.8	3.4	3.5
Total purchase commitments	$ 4,676.9	$ 371.6	$ 662.7	$ 550.4	$ 606.4	$ 689.5	$ 1,796.3

Additionally, we have a $141.2 million minimum purchase commitment with a cloud service provider through September 2027 with no specified annual commitments.

Mutual Covenant Not to Sue and Release Agreement

In January 2020, we executed a Mutual Covenant Not to Sue and Release Agreement for $50.0 million to extend an existing covenant not to sue for seven years. As the primary benefit of the arrangement was attributable to future use, the amount was recorded in other assets on our consolidated balance sheets and is amortized to cost of product revenue on our consolidated statements of operations over the estimated period of benefit of seven years.

Guarantee

In October 2023, we established a multi-currency notional cash pool for a certain number of our entities with a third-party bank. As part of the notional cash pool agreement, the bank extends overdraft credit to our participating entities as needed, provided that the overall notionally pooled balance of all accounts in the pool at the end of each day is positive. In the unlikely event of a default, any overdraft balances incurred would be guaranteed by our collective entities participating in the pool.

Litigation

We are subject to legal proceedings, claims, tax matters, and litigation arising in the ordinary course of business, including, for instance, intellectual property and patent litigation. We accrue for contingencies when we believe that a loss is probable and that we can reasonably estimate the amount of any such loss.

Legal matters could include speculative, substantial or indeterminate monetary amounts. Significant judgment is required to determine both the likelihood of there being a loss and the estimated amount of a loss related to such matters, and we may be unable to estimate the reasonably possible loss or range of loss. The outcomes of outstanding legal matters are inherently unpredictable, and could, either individually or in aggregate, have a material adverse effect on us and our results of operations. To the extent there is a reasonable possibility that a loss exceeding any amounts already recognized may be incurred, we will either disclose the estimated additional loss or state that such an estimate cannot be made.

The following matters arose in the ordinary course of business.

Centripetal Networks, Inc. v. Palo Alto Networks

On March 12, 2021, Centripetal Networks, Inc., filed a lawsuit against us in the United States District Court for the Eastern District of Virginia. The lawsuit alleges that our products infringe multiple Centripetal patents. We successfully challenged certain of these patents, which were found unpatentable by the U.S. Patent and Trademark Office ("PTO"). The case went to jury trial on January 22, 2024, on four patents. On January 31, 2024, the jury returned a verdict of non-willful infringement with a lump sum amount of $151.5 million, plus statutory interest. We have filed motions to overturn the verdict and seek a new trial, which are pending before the court. Three patents are still pending review in the PTO and are currently subject to a stay at the trial court. In addition, Centripetal filed infringement contentions on certain of their patents in the European Patent Office in Germany, to which we filed invalidity challenges. Those matters are still pending.

As of July 31, 2024, we accrued $184.4 million for the verdict amount and estimated interest. The accrual is recorded in other long-term liabilities on our consolidated balance sheets with the corresponding charge included in general and administrative expense on our consolidated statements of operations for the year ended July 31, 2024.

Finjan, Inc. v. Palo Alto Networks

On November 4, 2014, Finjan, Inc., filed a lawsuit against us in the United States District Court for the Northern District of California. The lawsuit alleges that our products infringe multiple Finjan patents. The complaint requests injunctive relief, monetary damages, and attorneys fees. A trial date is set for June 9, 2025. We are unable, at this time, to reasonably estimate a possible loss or potential range of loss, if any.

Taasera v. Palo Alto Networks

On March 22, 2022, we filed a declaratory judgment action in the United States District Court for the Southern District of New York seeking a ruling that we are not infringing various Taasera patents. The parties have resolved all pending matters between them as of December 2023. The amounts paid by us to resolve these matters were not material.

Lionra Technologies v. Palo Alto Networks

On August 29, 2022, Lionra Technologies filed a patent infringement lawsuit against us in the United States District Court for the Eastern District of Texas. The parties have resolved all pending matters between them as of July 2024. The amounts paid by us to resolve these matters were not material.

Indemnification

Under the indemnification provisions of our standard sales related contracts, we agree to defend our end-customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments or approved settlements attributable to such claims. Our exposure under these indemnification provisions is generally limited to payments made to us for the alleged infringing products over the preceding twelve months under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of these payments. In addition, we indemnify our officers, directors, and certain key employees while they are serving in good faith in their company capacities. To date, we have not recorded any accruals for loss contingencies associated with indemnification claims or determined that an unfavorable outcome is probable or reasonably possible.

13. Stockholders' Equity

Share Repurchase Program

In February 2019, our board of directors authorized a $1.0 billion share repurchase program, which is funded from available working capital. In December 2020, August 2021, August 2022, and November 2023, our board of directors authorized additional $700.0 million, $676.1 million, $915.0 million and $316.7 million increases to this share repurchase program, respectively, bringing the total authorization under this share repurchase program to $3.6 billion (our "current authorization"). The expiration date of our current authorization was extended to December 31, 2024, and our repurchase program may be suspended or discontinued at any time. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. Refer to Note 19. Subsequent Events for additional information regarding the increase to our share repurchase program in August 2024.

The following table summarizes the share repurchase activity under our share repurchase program (in millions, except per share amounts):

	Year Ended July 31,		
	2024	**2023**	**2022**
Number of shares repurchased	2.0	1.8	5.4
Weighted-average price per share [1]	$ 284.00	$ 138.65	$ 170.83
Aggregate purchase price [1]	$ 566.7	$ 250.0	$ 915.0

[1] Includes transaction costs

During the year ended July 31, 2023, we paid $22.7 million related to share repurchases of our common stock that were not settled as of July 31, 2022.

As of July 31, 2024, $500.0 million remained available for future share repurchases under our current repurchase authorization. The total price of the shares repurchased and related transaction costs are reflected as a reduction to common stock and additional paid-in capital on our consolidated balance sheets.

14. Equity Award Plans

Share-Based Compensation Plans

Equity Incentive Plans

Our 2021 Equity Incentive Plan (our "2021 Plan") became effective in December 2021 and replaced our 2012 Equity Incentive Plan (our "2012 Plan"). Our 2021 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance shares ("PSAs"), performance-based stock units ("PSUs") and performance stock options ("PSOs") to our employees, directors, and consultants. Upon effectiveness of the 2021 Plan, the 2012 Plan was terminated and no further awards will be granted under the 2012 Plan. Awards that were outstanding upon such termination remained outstanding pursuant to their original terms, and any subsequent expiration, cancellation or forfeiture of awards under our 2012 Plan are returned to our 2021 Plan.

The majority of our equity awards are RSUs, which generally vest over a period of three to four years from the date of grant. Until vested, RSUs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

Our PSUs generally vest over a period of one to four years from the date of grant. The number of PSUs eligible to vest is determined based on the level of achievement against certain performance conditions, market conditions, and a combination thereof.

During the year ended July 31, 2023, we granted 0.9 million shares of PSUs with both service and market conditions. The market conditions are satisfied when the price of our common stock is equal to or exceeds stock price targets of $233.33, $266.67, $300.00, and $333.33 based on the average closing price for 30 consecutive trading days during the three- or four-year period following the date of grant. Once a market condition is met, its corresponding one-fourth of the awards vest on each anniversary date of the grant date, subject to continued service. As of July 31, 2024, all stock price targets for these PSU awards have been met, and the related shares will vest when the underlying service conditions are satisfied.

During the year ended July 31, 2023, we granted 0.8 million shares of PSUs, which contain service and market conditions. The service conditions are satisfied after a period of five years. The market condition is measured based on our total shareholder return ("TSR") relative to the TSR of the companies listed in the Standard & Poor's 500 index.

During the years ended July 31, 2024 and 2023, we granted 2.1 million and 1.6 million shares of PSUs, respectively, which contain service, performance and market conditions. The service conditions are satisfied after a period of one to three years. The performance conditions are based on revenue growth or billing growth. The market condition is measured based on our TSR relative to the TSR of the companies listed in the Standard & Poor's 500 index. As of July 31, 2024, we have approved an additional 2.7 million shares of PSUs, which will be granted upon the performance condition being established during the next two years.

We have also granted PSOs with both service and market conditions. The market condition for PSOs granted in the fiscal years 2018 and 2019 requires the price of our common stock to equal or exceed $99.25, $132.33, $165.42, and $198.50 based on the average closing price for 30 consecutive trading days during the four-, five-, six-, and seven-and-a-half-year periods following the date of grant in fiscal year 2018 and 2019, respectively. Once a market condition is met, its corresponding one-fourth of the PSOs vest on each anniversary date of the grant date, subject to continued service. The maximum contractual term of our outstanding PSOs is seven and a half years from the date of grant, depending on vesting period. As of July 31, 2024, all of our outstanding PSOs have been fully vested.

We net-share settle equity awards held by certain employees by withholding shares upon vesting to satisfy tax withholding obligations. The shares withheld to satisfy employee tax withholding obligations are returned to our 2021 Plan and will be available for future issuance. Payments for employees' tax obligations to the tax authorities are recognized as a reduction to additional paid-in capital and reflected as financing activities on our consolidated statements of cash flows.

A total of 32.8 million shares of our common stock are reserved for issuance pursuant to our equity incentive plans as of July 31, 2024.

2012 Employee Stock Purchase Plan

Our 2012 Employee Stock Purchase Plan was adopted by our board of directors and approved by the stockholders on June 5, 2012, and was effective upon completion of our initial public offering. On August 29, 2017, we amended and restated our 2012 Employee Stock Purchase Plan (our "2012 ESPP") to extend the length of our offering periods from 6 to 24 months.

Our 2012 ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the purchase date. If the fair market value of our common stock on the purchase date is lower than the first trading day of the offering period, the current offering period will be cancelled after purchase and a new 24-month offering period will begin. Under our 2012 ESPP, each 24-month offering period consists of four consecutive 6-month purchase periods, with purchase dates on the first trading day on or after February 28 and August 31 of each year. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to purchase limits of 1,875 shares per six-month purchase period and $25,000 worth of stock for each calendar year. Shares purchased under our 2012 ESPP during the fiscal years ended July 31, 2024, 2023 and 2022 were 1.1 million, 1.2 million and 2.1 million, at an average exercise price of $160.63 per share, $138.30 per share, and $64.27 per share, respectively.

A total of 18.4 million shares of our common stock are available for sale under our 2012 ESPP as of July 31, 2024. On the first day of each fiscal year, the number of shares in the reserve may be increased by the lesser of (i) 6,000,000 shares, (ii) 1% of the outstanding shares of our common stock on the first day of the fiscal year, or (iii) such other amount as determined by our board of directors.

Assumed Share-Based Compensation Plans

In connection with our acquisitions, we have assumed equity incentive plans of certain acquired companies (collectively "the Assumed Plans"). The equity awards assumed in connection with each acquisition were granted from their respective assumed plans. The assumed equity awards will be settled in shares of our common stock and will retain the terms and conditions under which they were originally granted. No additional equity awards will be granted under and forfeited awards will not be returned to the Assumed Plans. Refer to Note 7. Acquisitions for more information on our acquisitions and the related equity awards assumed.

Stock Option Activities

The following table summarizes the stock option and PSO activity under our stock plans during the years ended July 31, 2024, 2023, and 2022 (in millions, except per share amounts):

	Stock Options Outstanding				PSOs Outstanding			
	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance—July 31, 2021	0.2	$ 8.74	0.8	$ 27.4	8.3	$ 64.71	4.2	$ 566.8
Exercised	(0.2)	6.24			—	—		
Forfeited	—	—			(0.3)	61.41		
Balance—July 31, 2022	0.0	$ 18.45	0.5	$ 6.7	8.0	$ 64.85	3.2	$ 809.3
Exercised	0.0	18.45			(1.6)	63.39		
Balance—July 31, 2023	—	$ —	0.0	$ —	6.4	$ 65.20	2.2	$ 1,184.6
Exercised	—	—			(1.6)	64.84		
Balance—July 31, 2024	—	$ —	0.0	$ —	4.8	$ 65.33	1.2	$ 1,244.9
Exercisable—July 31, 2024	—	$ —	0.0	$ —	4.8	$ 65.33	1.2	$ 1,244.9

The intrinsic value of options exercised during the years ended July 31, 2024, 2023, and 2022 was $358.5 million, $237.7 million, and $29.2 million, respectively.

RSU and PSU Activities

The following table summarizes the RSU and PSU activity under our stock plans during the years ended July 31, 2024, 2023, and 2022 (in millions, except per share amounts):

	Unvested RSUs			Unvested PSUs		
	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value
Balance—July 31, 2021	20.7	$ 85.85	$ 2,760.2	3.8	$ 97.64	$ 498.4
Granted[1]	5.9	164.85		0.8	117.05	
Vested[2]	(9.0)	85.69		(1.1)	83.47	
Forfeited	(2.8)	95.50		(0.4)	107.31	
Balance—July 31, 2022	14.8	$ 115.51	$ 2,456.9	3.1	$ 106.38	$ 513.7
Granted[1]	5.8	169.04		3.6	142.88	
Vested[2]	(7.0)	110.93		(1.3)	112.72	
Forfeited	(1.5)	128.05		(0.4)	136.95	
Balance—July 31, 2023	12.1	$ 142.61	$ 3,013.0	5.0	$ 128.64	$ 1,242.3
Granted[1]	4.2	275.51		2.2	182.79	
Vested[2]	(5.9)	137.25		(1.6)	114.56	
Forfeited	(1.4)	168.24		(0.6)	137.07	
Balance—July 31, 2024	9.0	$ 205.18	$ 2,924.4	5.0	$ 155.89	$ 1,624.2

[1] For PSUs, shares granted represent the aggregate maximum number of shares that may be earned and issued with respect to these awards over their full terms.

[2] Includes time-based vesting for PSUs.

The aggregate fair value, as of the respective vesting dates, of RSUs vested during the years ended July 31, 2024, 2023, and 2022 was $1.6 billion, $1.3 billion, and $1.6 billion, respectively. The aggregate fair value, as of the respective vesting dates, of PSUs vested during the years ended July 31, 2024, 2023, and 2022 was $377.7 million, $218.9 million, and $184.0 million, respectively.

Shares Available for Grant

The following table presents the stock activity and the total number of shares available for grant under our equity incentive plans as of July 31, 2024 (in millions):

	Number of shares
Balance—July 31, 2023	12.4
Authorized	5.0
RSUs and PSUs granted	(6.4)
RSUs and PSUs forfeited	2.0
Shares withheld for taxes	0.1
Balance—July 31, 2024	13.1

Share-Based Compensation

We record share-based compensation awards based on estimated fair value as of the grant date. The fair value of RSUs and PSUs not subject to market conditions is based on the closing market price of our common stock on the date of grant.

The fair value of the PSUs subject to market conditions is estimated on the grant date using a Monte Carlo simulation model. The following table summarizes the assumptions used and the resulting grant-date fair value of our PSUs subject to market conditions granted during the years ended July 31, 2024, 2023, and 2022:

	Year Ended July 31,		
	2024	**2023**	**2022**
Volatility	40.8% - 43.4%	38.3% - 44.8%	36.0% - 41.1%
Expected term (in years)	0.9 - 2.9	1.0 - 5.0	1.4 - 3.0
Dividend yield	—%	—%	—%
Risk-free interest rate	4.4% - 5.3%	3.2% - 4.1%	0.2% - 2.0%
Grant-date fair value per share	$346.92 - $621.21	$91.77 - $280.41	$137.16 - $260.71

The expected volatility is based on the historical volatility of our common stock. The expected term is based on the length of each tranche's performance period from the grant date. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The fair value of PSOs was estimated on the grant date using a Monte Carlo simulation model, which predicts settlement of the PSOs midway between the vesting term and the contractual term. No PSOs were granted during the years ended July 31, 2024, 2023, and 2022.

The fair value of shares issued under our 2012 ESPP are estimated on the grant date using the Black-Scholes option pricing model. The following table summarizes the assumptions used and the resulting grant-date fair values of our ESPP:

	Year Ended July 31,		
	2024	**2023**	**2022**
Volatility	39.6% - 50.0%	38.6% - 44.7%	33.6% - 39.4%
Expected term (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Dividend yield	—%	—%	—%
Risk-free interest rate	4.6% - 5.5%	3.3% - 5.2%	0.1% - 1.4%
Grant-date fair value per share	$65.61 - $133.32	$48.78 - $74.06	$37.59 - $74.10

The expected volatility is based on a combination of implied volatility from traded options on our common stock and the historical volatility of our common stock. The expected term represents the term from the first day of the offering period to the purchase dates within each offering period. The dividend yield assumption is based on our current expectations about our anticipated dividend policy. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with maturities that approximate the expected term.

The following table summarizes share-based compensation included in costs and expenses (in millions):

	Year Ended July 31,					
		2024		**2023**		**2022**
Cost of product revenue	$	7.3	$	9.8	$	9.3
Cost of subscription and support revenue		121.0		123.4		110.2
Research and development		525.5		488.4		471.1
Sales and marketing		300.8		335.3		304.7
General and administrative		124.1		130.4		118.1
Total share-based compensation	$	1,078.7	$	1,087.3	$	1,013.4

As of July 31, 2024, total compensation cost related to unvested share-based awards not yet recognized was $2.0 billion. This cost is expected to be amortized over a weighted-average period of approximately 2.6 years. Future grants will increase the amount of compensation expense to be recorded in these periods.

15. Income Taxes

The following table presents the components of income (loss) before income taxes (in millions):

	Year Ended July 31,		
	2024	**2023**	**2022**
United States	$ 669.2	$ 374.3	$ (152.3)
Foreign	319.1	192.0	(54.9)
Total	$ 988.3	$ 566.3	$ (207.2)

The following table summarizes our provision for (benefit from) income taxes (in millions):

	Year Ended July 31,		
	2024	**2023**	**2022**
Federal:			
Current	$ 213.4	$ 26.1	$ 2.6
Deferred	311.7	19.3	(0.3)
State:			
Current	101.5	44.0	1.5
Deferred	(172.8)	0.4	0.1
Foreign:			
Current	129.6	44.0	58.8
Deferred	(2,172.7)	(7.2)	(2.9)
Total	$ (1,589.3)	$ 126.6	$ 59.8

For the year ended July 31, 2024, our benefit from income taxes was $1.6 billion, a net change of $1.7 billion compared to a provision for income taxes of $126.6 million for the year ended July 31, 2023, primarily due to the release of our valuation allowance on U.S. federal, U.S. states other than California, and United Kingdom ("U.K.") deferred tax assets in fiscal 2024, partially offset by the deferred tax provision in our U.S. federal tax provision to recognize the indirect effect on basis differences relating to our global intangible low-taxed income in connection with the release of our valuation allowance in the U.K.

For the year ended July 31, 2023, our provision for income taxes increased compared to the year ended July 31, 2022, primarily due to our profitability in fiscal 2023 and an increase in U.S. taxes driven by capitalization of research and development expenditure with no offsetting deferred benefit due to our valuation allowance.

The following table presents the items accounting for the difference between income taxes computed at the federal statutory income tax rate and our provision for (benefit from) income taxes:

	Year Ended July 31,		
	2024	**2023**	**2022**
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
State taxes, net of federal tax benefit	3.1	2.8	2.7
Non-U.S. operations	9.5	9.7	(16.5)
Change in valuation allowance	(341.9)	15.5	(158.7)
U.S. effect of foreign deferred tax assets	175.8	—	—
Share-based compensation	(16.9)	(12.6)	83.6
Tax credits	(13.4)	(15.6)	41.5
Non-deductible expenses	1.5	2.3	(2.5)
Other, net	0.5	(0.7)	—
Total	(160.8)%	22.4 %	(28.9)%

The following table presents the components of our deferred tax assets and liabilities as of July 31, 2024 and 2023 (in millions):

	July 31,	
	2024	**2023**
Deferred tax assets:		
Accruals and reserves	$ 109.7	$ 88.5
Operating lease liabilities	132.6	94.1
Deferred revenue	1,004.9	708.1
Net operating loss carryforwards	585.2	551.0
Tax credits	175.3	338.9
Capitalized research expenditures	626.6	354.8
Share-based compensation	75.6	66.0
Fixed assets and intangible assets	1,631.7	1,698.3
Gross deferred tax assets	4,341.6	3,899.7
Valuation allowance	(243.4)	(3,586.7)
Total deferred tax assets	4,098.2	313.0
Deferred tax liabilities:		
U.S. effect of foreign deferred tax assets	(1,728.5)	—
Operating lease right-of-use assets	(115.8)	(73.5)
Deferred contract costs	(199.1)	(186.7)
Other deferred tax liabilities	(43.5)	(58.2)
Total deferred tax liabilities	(2,086.9)	(318.4)
Net deferred tax assets (liabilities)	$ 2,011.3	$ (5.4)

We regularly assess the need for a valuation allowance on our deferred tax assets. In making this assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all the deferred tax assets will not be realized. The assessment requires significant judgment and is performed for each of the applicable jurisdictions. Based on our analysis of all positive and negative evidence during the year ended July 31, 2024, we concluded it is more likely than not that our U.S. federal, U.S. states other than California, and U.K. deferred tax assets will be realizable based on our recent profitability and continued forecasted income. In making these judgments, we considered our recent and expected ongoing profitability, which supports our conclusion of the realization of the deferred tax assets. We continue to maintain a valuation allowance for our California deferred tax assets due to the uncertainty regarding realizability of these deferred tax assets as they have not met the "more likely than not" realization criterion. We expect future research and development tax credit generation in California to exceed our ability to use the existing tax credits.

As a result of the valuation allowance release, during the year ended July 31, 2024, we recognized a deferred tax benefit of $3.4 billion for the U.S. federal, U.S. states other than California, and U.K. deferred tax assets. Our U.S. federal and state deferred tax assets largely consist of capitalized research expenditures and accelerated recognition of deferred revenue for tax purposes. U.S. tax carryforwards (including net operating losses and tax credits) are expected to be fully utilized to the extent allowable by law. Our U.K. deferred tax assets largely consist of basis differences in intangible assets and related net operating losses expected to be utilized in the future.

In addition, during the year ended July 31, 2024, we recognized a deferred tax expense of $1.7 billion for the U.S. federal indirect tax effect of foreign deferred taxes consistent with our policy to record deferred taxes for basis differences relating to our global intangible low-taxed income. Accordingly, during the year ended July 31, 2024, we recognized a net tax benefit of $1.7 billion relating to our valuation allowance release. We will continue to monitor the need for a valuation allowance on our deferred tax assets.

As of July 31, 2024, we had federal, state, and foreign net operating loss carryforwards of approximately $46.8 million, $112.8 million, and $2.3 billion, respectively, as reported on our tax returns, available to reduce future taxable income, if any. If not utilized, our federal and state net operating loss carryforwards will expire in various amounts at various dates beginning in the years ending July 31, 2034 and July 31, 2031, respectively. Our foreign net operating loss will carry forward indefinitely.

As of July 31, 2024, we had federal and state research and development tax credit carryforwards of approximately $70.7 million and $291.2 million, respectively, as reported on our tax returns. If not utilized, the federal credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2034. The state credit carryforwards have no expiration.

As of July 31, 2024, we had foreign tax credit carryforwards of $1.6 million as reported on our tax returns. If not utilized, the foreign tax credit carryforwards will expire in various amounts at various dates beginning in the year ending July 31, 2029.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

As of July 31, 2024, we had $454.4 million of unrecognized tax benefits, $200.1 million of which would affect income tax expense if recognized, after consideration of our valuation allowance in the United States and other assets. As of July 31, 2023, we had $360.0 million of unrecognized tax benefits, $70.4 million of which would affect income tax expense if recognized, after consideration of our valuation allowance in the United States and other assets. We do not expect the amount of unrecognized tax benefits as of July 31, 2024 to materially change over the next 12 months.

We file federal, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Generally, all years remain subject to adjustment due to our net operating loss and credit carryforwards. We currently have ongoing tax audits in various jurisdictions and at various times. The primary focus of these audits is, generally, profit allocation. The ultimate amount and timing of any future settlements cannot be predicted with reasonable certainty.

We recognize both interest and penalties associated with uncertain tax positions as a component of income tax expense. During the years ended July 31, 2024, 2023, and 2022, we recognized an income tax expense of $5.8 million, a net income tax benefit of $4.8 million, and an income tax expense of $5.2 million related to interest and penalties, respectively. We had accrued interest and penalties on our consolidated balance sheets related to unrecognized tax benefits of $10.9 million and $5.1 million as of July 31, 2024 and 2023, respectively.

The following table presents a reconciliation of the beginning and ending amount of our gross unrecognized tax benefits (in millions):

	Year Ended July 31,		
	2024	**2023**	**2022**
Unrecognized tax benefits at the beginning of the period	$ 360.0	$ 414.0	$ 372.9
Additions for tax positions taken in prior years	1.9	7.8	3.5
Reductions for tax positions taken in prior years	(19.8)	(99.8)	(7.4)
Additions for tax positions taken in the current year	112.3	66.9	45.0
Reduction relating to audit settlement	—	(28.9)	—
Unrecognized tax benefits at the end of the period	$ 454.4	$ 360.0	$ 414.0

During the year ended July 31, 2024, increases in uncertain tax positions were primarily due to positions relating to our credits and incentives and intercompany transactions. During the year ended July 31, 2023, our reductions in uncertain tax positions primarily related to settlements with non-U.S. tax authorities and remeasurement of certain unrecognized tax benefits. As a result of our settlement agreements with non-U.S. tax authorities, we paid a total of $39.8 million, including interest and penalties.

Our additions for tax positions taken in the years ended July 31, 2024, 2023 and 2022 were primarily attributable to uncertain tax positions related to tax credits. Our additions for tax positions taken in the year ended July 31, 2024 were further driven by intercompany transactions.

As of July 31, 2024, we had no unremitted earnings when evaluating our outside basis difference relating to our U.S. investment in foreign subsidiaries. However, there could be local withholding taxes due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes that would be payable upon remittance of these lower tier earnings are not material.

16. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by basic weighted-average shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by diluted weighted-average shares outstanding during the period giving effect to all potentially dilutive securities to the extent they are dilutive. We compute the dilutive effect of shares issuable upon conversion of our convertible senior notes using the if-converted method, and the dilutive effect of warrants related to the issuance of convertible senior notes and equity awards under our employee equity incentive plans using the treasury stock method.

The following table presents the computation of basic and diluted net income (loss) per share of common stock (in millions, except per share data):

	Year Ended July 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 2,577.6	$ 439.7	$ (267.0)
Weighted-average shares used to compute net income (loss) per share, basic	319.2	303.2	295.6
Weighted-average effect of potentially dilutive securities:			
Convertible senior notes	10.4	17.9	—
Warrants related to the issuance of convertible senior notes	12.8	9.3	—
Employee equity incentive plans	11.6	11.9	—
Weighted-average shares used to compute net income (loss) per share, diluted	354.0	342.3	295.6
Net income (loss) per share, basic	$ 8.07	$ 1.45	$ (0.90)
Net income (loss) per share, diluted	$ 7.28	$ 1.28	$ (0.90)

The following securities were excluded from the computation of diluted net income (loss) per share of common stock as their effect would have been antidilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the applicable period (in millions):

	Year Ended July 31,		
	2024	**2023**	**2022**
Convertible senior notes	—	—	39.2
Warrants related to the issuance of convertible senior notes	—	—	39.2
Employee equity incentive plans	2.4	3.9	26.8
Total	2.4	3.9	105.2

17. Other Income, Net

The following table sets forth the components of other income, net (in millions):

	Year Ended July 31,		
	2024	**2023**	**2022**
Interest income	$ 317.9	$ 224.4	$ 15.6
Foreign currency exchange gains (losses), net	0.2	(7.9)	1.8
Other, net	(5.4)	(10.3)	(8.4)
Total other income, net	$ 312.7	$ 206.2	$ 9.0

18. Segment Information

We conduct business globally and sales are primarily managed on a geographic theater basis. Our chief operating decision maker reviews financial information presented on a consolidated basis accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels, components, or types of products or services below the consolidated unit level. Accordingly, we are considered to be in a single reportable segment and operating unit structure.

The following table presents our long-lived assets, which consist of property and equipment, net and operating lease right-of-use assets, by geographic area (in millions):

	Year Ended July 31,	
	2024	**2023**
Long-lived assets:		
United States	$ 438.9	$ 400.4
Israel	141.1	76.8
Other countries	167.0	140.6
Total long-lived assets	$ 747.0	$ 617.8

Refer to Note 2. Revenue for revenue by geographic theater and revenue for groups of similar products and services for the years ended July 31, 2024, 2023, and 2022.

19. Subsequent Events

Acquisition

On May 15, 2024, we entered into a definitive agreement with International Business Machines Corporation to acquire certain QRadar assets, including intellectual property, customer relationships, and customer contracts. We agreed to pay $500.0 million in cash upon closing, and to make additional post-closing payments contingent upon the migration of QRadar on-premise customers to Cortex XSIAM through December 31, 2027. We expect the acquisition will help accelerate the growth of our Cortex XSIAM business. On August 31, 2024, we completed this acquisition, which will be accounted for as a business combination in the first quarter of fiscal 2025. We are currently in the process of determining the initial purchase accounting for this transaction.

2025 Notes Conversion

Subsequent to July 31, 2024, $285.8 million in aggregate principal amount of the 2025 Notes was converted or had been submitted by the holders for conversion and will settle during the fiscal quarter ending October 31, 2024.

Share Repurchase

On August 15, 2024, our board of directors authorized a $500.0 million increase to our share repurchase program, bringing the total remaining authorization for future share repurchases to $1.0 billion. The expiration date of the repurchase authorization was extended to December 31, 2025, and our repurchase program may be suspended or discontinued at any time without prior notice. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of July 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of July 31, 2024, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013 framework). Based on that assessment, management concluded that, as of July 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of July 31, 2024 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our consolidated financial statements, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

No directors or officers, as defined in Rule 16a-1(f), adopted, modified and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the fourth quarter of fiscal 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2024 annual meeting of stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended July 31, 2024 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

3. Exhibits

The following documents are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of the Registrant.	10-K	001-35594	3.1	October 4, 2012
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-35594	3.1	May 23, 2022
3.3	Certificate of Change of Location of Registered Agent and/or Registered Office.	8-K	001-35594	3.1	August 30, 2016
4.1	Indenture between the Registrant and U.S. Bank National Association, dated as of June 8, 2020.	8-K	001-35594	4.1	June 8, 2020
4.2	Form of Global 0.375% Convertible Senior Note due 2025 (included in Exhibit 4.1).	8-K	001-35594	4.2	June 8, 2020
4.3	Description of Registrant's Securities.	10-K	001-35594	4.3	September 1, 2023
10.1*	Form of Indemnification Agreement between the Registrant and its directors and officers.	S-1/A	333-180620	10.1	July 9, 2012
10.2*	2012 Equity Incentive Plan and related form agreements.	10-Q	001-35594	10.2	November 26, 2019
10.3*	Form of 2012 Equity Incentive Plan Performance-Based Restricted Stock Unit Award Agreement.	10-Q	001-35594	10.4	November 19, 2021
10.4*	2021 Equity Incentive Plan, as amended and restated on December 12, 2023.				
10.5*	Form of 2021 Equity Incentive Plan Global Stock Option Award Agreement.				
10.6*	Form of 2021 Equity Incentive Plan Global Restricted Stock Unit Award Agreement.				
10.7*	2012 Employee Stock Purchase Plan, as amended and restated, and related form agreements.				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.8*	RedLock Inc. 2015 Stock Plan, as amended, and related form agreements under RedLock Inc. 2015 Stock Plan, as amended.	S-8	333-227901	99.1	October 19, 2018
10.9*	Sinefa Group, Inc. 2020 Stock Plan.	S-8	333-251423	99.1	December 17, 2020
10.10*	Expanse Holding Company, Inc. Amended and Restated 2012 Stock Incentive Plan	S-8	333-251425	99.1	December 17, 2020
10.11*	Gamma Networks, Inc. 2018 Stock Option and Grant Plan.	S-8	333-259327	99.1	September 3, 2021
10.12*	Bridgecrew, Inc. 2019 Stock Incentive Plan.	S-8	333-254042	99.1	March 9, 2021
10.13*	Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.1	December 21, 2022
10.14*	US Sub-Plan to Cider Security Ltd. 2020 Equity Incentive Plan.	S-8	333-268931	99.2	December 21, 2022
10.15*	Employee Incentive Compensation Plan, as amended and restated.	10-Q	001-35594	10.2	November 25, 2014
10.16	Clawback Policy, adopted as of August 29, 2017, amended August 14, 2024.				
10.17*	Amended and Restated Outside Director Compensation Policy (last amended February 16, 2022).	10-Q	001-35594	10.4	February 23, 2022
10.21*	Continued Service Policy.	10-Q	001-35594	10.3	May 20, 2022
10.22*	Palo Alto Networks, Inc. Deferred Compensation Plan effective June 1, 2022	10-K	001-35594	10.23	September 6, 2022
10.23*	Employment Agreement between Palo Alto Networks (Israel Analytics) Ltd. and Nir Zuk, dated August 18, 2020.	10-Q	001-35594	10.1	November 19, 2020
10.24*	Offer Letter between the Registrant and Nikesh Arora, dated May 30, 2018.	8-K	001-35594	10.2	June 4, 2018
10.25*	Offer Letter between the Registrant and Josh Paul, dated August 5, 2021.	8-K	001-35594	10.1	September 8, 2021
10.26*	Confirmatory Employment Letter with Updated Change in Control Protection between the Registrant and Lee Klarich, dated December 19, 2011.	10-Q	001-35594	10.4	November 30, 2018
10.27*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated March 17, 2021.	8-K	001-35594	10.1	March 19, 2021
10.28*	Addendum to Employment Offer Letter by and between the Registrant and Dipak Golechha, dated February 18, 2022.	10-Q	001-35594	10.1	May 20, 2022
10.29*	Employment Offer Letter by and between the Registrant and William "BJ" Jenkins, dated July 27, 2021.	8-K	001-35594	10.1	August 12, 2021
10.30*	Addendum to Employment Offer Letter between the Registrant and William "BJ" Jenkins, dated February 18, 2022.	10-Q	001-35594	10.2	May 20, 2022
10.31*	Form of Offer Letter between the Registrant and its directors.	10-K	001-35594	10.27	September 3, 2021

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.32**	Amended and Restated Flextronics Manufacturing Services Agreement, by and between the Registrant and Flextronics Telecom Systems Ltd., dated April 1, 2019.	10-Q	001-35594	10.1	May 30, 2019
10.33	Vendor Information Security Terms between the Registrant and Flextronics Telecom Systems Ltd., dated July 23, 2021.	10-K	001-35594	10.29	September 3, 2021
10.34	Form of Convertible Note Hedge Confirmation.	8-K	001-35594	10.2	June 8, 2020
10.35	Form of Warrant Confirmation.	8-K	001-35594	10.3	June 8, 2020
10.36	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.29	September 17, 2015
10.37	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.30	September 17, 2015
10.38	Lease between the Registrant and Santa Clara Campus Property Owner I LLC, dated May 28, 2015.	10-K	001-35594	10.31	September 17, 2015
10.39	Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated October 7, 2015.	8-K/A	001-35594	10.1	October 19, 2015
10.40	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Phase I Property LLC, dated November 9, 2015.	10-Q	001-35594	10.2	November 24, 2015
10.41	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 9, 2015.	10-Q	001-35594	10.3	November 24, 2015
10.42	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.1	November 22, 2016
10.43	Amendment No. 1 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.2	November 22, 2016
10.44	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated September 16, 2016.	10-Q	001-35594	10.3	November 22, 2016
10.45	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.1	March 1, 2017
10.46	Amendment No. 2 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.2	March 1, 2017
10.47	Amendment No. 3 to Lease by and between the Registrant and Santa Clara Campus Property Owner I LLC, dated November 16, 2016.	10-Q	001-35594	10.3	March 1, 2017
10.48	Amendment No. 3 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.40	September 7, 2017
10.49	Amendment No. 3 to Lease by and between the Registrant and Santa Clara G LLC, dated June 22, 2017.	10-K	001-35594	10.41	September 7, 2017

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.50	Amendment No. 4 to Lease by and between the Registrant and Santa Clara EFH LLC, dated June 22, 2017.	10-K	001-35594	10.42	September 7, 2017
10.51	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.5	November 21, 2017
10.52	Amendment No. 4 to Lease by and between the Registrant and Santa Clara Phase III G LLC, dated September 29, 2017.	10-Q	001-35594	10.6	November 21, 2017
10.53	Amendment No. 5 to Lease by and between the Registrant and Santa Clara Phase III EFH LLC, dated September 29, 2017.	10-Q	001-35594	10.7	November 21, 2017
10.54	Credit Agreement, dated as of April 13, 2023 among the Registrant, the lenders party thereto and Wells Fargo, National Association, as administrative agent.	8-K	001-35594	10.1	April 19, 2023
19.1**	Insider Trading Policy and Requirements for Trading Plans				
21.1	List of subsidiaries of the Registrant.				
23.1	Consent of Independent Registered Public Accounting Firm.				
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
32.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy				
101.INS	XBRL Instance Document.				
101.SCH	XBRL Taxonomy Schema Linkbase Document.				
101.CAL	XBRL Taxonomy Calculation Linkbase Document.				
101.DEF	XBRL Taxonomy Definition Linkbase Document.				
101.LAB	XBRL Taxonomy Labels Linkbase Document.				
101.PRE	XBRL Taxonomy Presentation Linkbase Document.				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				

*   Indicates a management contract or compensatory plan or arrangement.

**   Certain portions of this exhibit have been omitted as the Registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to the Registrant if publicly disclosed.

†   The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 6, 2024.

PALO ALTO NETWORKS, INC.

By: /s/ NIKESH ARORA

Nikesh Arora

Chairman and Chief Executive Officer

Power of Attorney

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nikesh Arora, Dipak Golechha, and Josh Paul, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ NIKESH ARORA Nikesh Arora	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	September 6, 2024
/s/ DIPAK GOLECHHA Dipak Golechha	Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)	September 6, 2024
/s/ JOSH PAUL Josh Paul	Chief Accounting Officer (Duly Authorized Officer and Principal Accounting Officer)	September 6, 2024
/s/ NIR ZUK Nir Zuk	Chief Technology Officer and Director	September 6, 2024
/s/ APARNA BAWA Aparna Bawa	Director	September 6, 2024
/s/ JOHN M. DONOVAN John M. Donovan	Director	September 6, 2024
/s/ CARL ESCHENBACH Carl Eschenbach	Director	September 6, 2024
/s/ DR. HELENE D. GAYLE Dr. Helene D. Gayle	Director	September 6, 2024
/s/ JAMES J. GOETZ James J. Goetz	Director	September 6, 2024
/s/ RT HON SIR JOHN KEY Rt Hon Sir John Key	Director	September 6, 2024
/s/ MARY PAT MCCARTHY Mary Pat McCarthy	Director	September 6, 2024
/s/ LORRAINE TWOHILL Lorraine Twohill	Director	September 6, 2024

BOARD OF DIRECTORS

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Nir Zuk
Chief Technology Officer and Director

Aparna Bawa
Chief Operating Officer
Zoom Video Communications, Inc.

John M. Donovan
Former Chief Executive Officer
AT&T Communications

Carl Eschenbach
Chief Executive Officer, Workday, Inc.

Dr. Helene D. Gayle
President, Spelman College

James J. Goetz
Managing Member, Sequoia Capital

Rt Hon Sir John Key
Former Prime Minister of New Zealand

Mary Pat McCarthy
Former Vice Chair, KPMG LLP

Lorraine Twohill
Chief Marketing Officer, Google

CORPORATE EXECUTIVES

Nikesh Arora
Chief Executive Officer and
Chair of the Board of Directors

Dipak Golechha
Chief Financial Officer

William "BJ" Jenkins
President

Lee Klarich
Chief Product Officer

Nir Zuk
Chief Technology Officer and Director

CORPORATE HEADQUARTERS

Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054
T: (408) 753-4000

www.paloaltonetworks.com

VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

Tuesday, December 10, 2024 at 11:00 a.m. PST
www.virtualshareholdermeeting.com/PANW2024



3000 Tannery Way
Santa Clara, CA 95054

Main: +1.408.753.4000

Sales: +1.866.320.4788

Support: +1.866.898.9087

www.paloaltonetworks.com

